FORM 6-K


14007581

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Annual Report 2013-2014

Commission File Number – 1-15182

DR. REDDY'S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

Date: July 10, 2013

By: /s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary


DR.REDDY'S

DR. REDDY'S LABORATORIES LIMITED

ANNUAL REPORT 2013-14

HEALTHY FOREVER

Contents

CASE STUDIES





Affordable healthcare for the world is a mission we have dedicated ourselves to, since inception. However, as the world around us changes, the means to achieving our mission must evolve at every step. It is important that we build the necessary capabilities and competencies that are aligned to emerging and unmet medical needs across the globe.



HEALTHY FOREVER

With this realization, we decided to firmly focus on getting difficult to produce medicines first-to-market. This is in step with the strategic priorities we have outlined for ourselves.



In FY2014, we not only reported excellent numbers but took effective steps towards fulfilling our priorities. We tasked ourselves with identifying the right products to focus on and building capabilities across our businesses. We strengthened our R&D infrastructure to remain ahead of the curve and worked on creating the relevant scale for manufacturing. And, we are developing a talented workforce who can drive our vision from the ground up. We believe these three initiatives will help bring our mission to life.



Chairman's Letter



DEAR SHAREHOLDERS,

I am pleased to share with you the financial and operational results of our Company for FY2014. In a nutshell:

- Consolidated revenue was ₹132.2 billion – up 13.7% over the previous year. In US$ terms, this amounted to US$ 2.20 billion.
- Earnings before interest, taxes, depreciation and amortization (EBITDA) grew by 19.3% to ₹33.2 billion, amounting to 25% of consolidated revenue.
- Profit before taxes (PBT) was ₹26.6 billion – which was a growth of 22.7% over the previous year. In US$ terms, it was US$ 443 million.
- Profits after tax (PAT) was ₹21.5 billion – an increase of 28.2% over the previous year and was at 16% of consolidated revenue.

The high point has been the 27.4% growth in revenue from Global Generics in FY2014, which stood at ₹105.2 billion. This was driven largely by North America and the emerging markets. The low point was the 21.9% decline in revenue from Pharmaceutical Services and Active Ingredients (PSAI), which reduced to ₹24 billion in the course of the year. This was due to lower demand from several major customers coupled with a fewer launches compared to the previous year. Hopefully, PSAI's performance will improve substantially in the coming year.



Profit is important. But to my mind, it is an enabler and not an end in itself. Ultimately, the *raison d'etre* of your Company is to continuously improve patient care – and do so by providing innovative and affordable medicines across the globe. I look at performance through the lens of that fundamental objective.

Though we have miles to go to become one of the best in the world in meeting this objective, I have the satisfaction of saying that we are making good progress on this front. Consider, for instance, your Company's performance in North America Generics in FY2014. A growth in revenue of over 46% to ₹55.3 billion was mostly on account of your Company successfully introducing innovative and limited competition products to meet critical unmet medical needs.

In the course of the year, nine new products were launched in North America. The major ones were (i) decitabine, a complex injectable to treat blood cell disorders including acute myeloid leukemia; (ii) azacitadine, also for blood cell and bone marrow cancer; (iii) zolendronic acid, to prevent osteoporosis; (iv) divalproex extended release, for treating seizures and epilepsy; and (v) donepezil 23 mg, to treat patients with dementia. These types of highly specialized medicines – be they in oral forms or in injectable dosages – were not produced by Dr. Reddy's earlier. Thanks to systematic investments in R&D and better organization of both intellectual property rights as well as the planning of a pipeline of specialized products, your Company can today provide tough-to-make generics to patients all over the world.

During FY2014, Dr. Reddy's R&D expenses amounted to ₹12.4 billion – an increase of 62% over the previous year and amounting to 9.4% of sales. This is an essential ingredient for growth and the basis for your Company to create innovative medicines that meet unmet patient needs.

I am happy to inform you that FY2014 also saw 13 product filings in the USA. Cumulatively, 62 Abbreviated New Drug Applications (ANDAs) are pending for approval from the US Food and Drug Administration (USFDA). Of these, 39 are Para IVs – out of which we believe nine have 'First to File' status. These are the pathway to state-of-the-art growth.

What is my vision for your Company? A company which was founded and nurtured by a scientist of the caliber of Dr. K Anji Reddy. Your Company should be able to steadily introduce a large number of difficult to produce, innovative medicines – oral formulations, injectables or biosimilars – and do so year after year. We should be among the global best in R&D and new product development. We should have manufacturing facilities that not only pass the most stringent tests by global regulatory agencies but are also recognized as outstanding in their engineering, design, quality, health and safety and margins. We should have best in class employees that work together in a positive, engaging environment to create an enterprise that each is proud of. And together, our Company should be known as a nimble, innovative provider of medicines that address critical yet unmet medical needs and, in doing so, earn greater returns for our stakeholders.

Are we there? Not yet. Are we getting there? I believe that we are. With more confident and determined steps with every passing year.

My belief is that we will see an even better FY2015. We have all the ingredients in place. We need to make them work as I believe we shall.

Thank you for your support. The management, the Board of Directors and I cherish it very much.

With warm regards,

G V Prasad
Chairman & Chief Executive Officer

Celebrating Good Health For Decades

Good health is everyone's primary need. At Dr. Reddy's, we realize this and strive to help patients across the world gain access to affordable healthcare. This objective underpins our business strategies.

We are a global organization, with a diverse basket of products designed to offer solutions for unmet medical needs and better access to existing medicines. Our offerings cover active pharmaceutical ingredients, branded formulations, generic drugs, biologics, specialty products and New Chemical Entities (NCE).

We are headquartered in Hyderabad, India, with a presence across 20 countries. Our manufacturing facilities span 24 locations, supported by five technology development centers, an integrated product development facility and two R&D centers.

STRENGTHENING A GLOBAL MISSION

Our corporate mandate is to create greater access to affordable medicines and reach patients worldwide. We have a strong presence in key generics markets globally. Our medicines and services are available in North America, Europe and the emerging markets of Asia, Africa and South America. This helps us stay close to patients, doctors, healthcare providers and business partners, wherever they are.

We supply active pharmaceutical ingredients to other generics companies across the world to help them quickly bring medicines to market and create affordable options to high-cost medicines. We also help innovator companies get their proprietary medicines to patients faster by providing a range of products and services.

North America garnered the largest share of the revenue pie in FY2014.

FY2014 CONSOLIDATED HIGHLIGHTS

REVENUE

₹132.2 bn

13.7% growth YoY

EBITDA

₹33.2 bn

19.3% growth YoY

PROFITS AFTER TAX

₹21.5 bn

28.2% growth YoY

FULLY DILUTED EARNINGS PER SHARE

₹126.04

28% growth YoY

TOP 10 PRODUCTS

NORTH AMERICA	INDIA	RUSSIA
Decitabine Injection	Omez®	Nise®
OTC Omeprazole Mg	Omez-DSR®	Omez®
Azacitidine	Nise®	Ketorol®
Metoprolol ER	Stamlo®	Cetrine®
Zolendronic Acid (Reclast)	Reditux™	Ciprolet®
Fondaparinux	Stamlo Beta™	Senade
Omeprazole DR	Razo™	Sirdalud
Tacrolimus	Razo-D®	Ibuclin®
Atorvastatin	Atocor™	Novigan®
OTC Fexo	Econorm®	Femibion

19,000
GLOBAL WORKFORCE

20 countries
GLOBAL FOOTPRINT




SALES & MARKETING OFFICES
RESEARCH & DEVELOPMENT CENTERS
MANUFACTURING FACILITIES
HEADQUARTERS

FY2014 FILINGS & LAUNCHES

62
ANDA FILINGS

13 US filings were made in FY2014, which include 1 NDA filing under the section 505(b)(2) and 12 ANDA filings, bringing the cumulative ANDA filings to 209. As on 31 March 2014, the ANDA pipeline has 62 ANDAs pending approval with the USFDA, of which 39 are Para IV filings of which 9 are believed to have First-to-File status.

61
DMF FILINGS

12 DMFs were filed in the US, 13 in Europe and 36 in other countries. As on 31 March 2014, there were 631 cumulative DMF filings.

54
NEW PRODUCTS

New products launched in FY2014, of which 9 were launched in the US, 11 in Europe, 23 in Emerging markets and 11 in India.

Doing What Matters Most





Revenue from GG segment increased by 27% to ₹105,164 million.

- Revenue from North America increased 46% to ₹55,303 million.
- Revenue from Russia and other CIS countries increased 17% to ₹19,819 million.
- Revenue from India increased 8% to ₹15,713 million.

GLOBAL GENERICS

Our Generics products make affordable healthcare a reality. We achieve this by bringing expensive medicines within the reach of patients by reducing the cost of therapy. Global generics is our biggest business driver. We offer over 200 high-quality and reasonably priced generic versions of expensive innovator medicines by leveraging our integrated operations. Our knowledge of active ingredients, product development skills, research-led understanding of regulations and intellectual property rights as well as our streamlined supply chain makes us a leader in this segment.

BIOLOGICS

Biologics represent the next step in the evolution of modern medicine where medicines are produced from living organisms and biological processes using biotechnology. At Dr. Reddy's, we were quick off the block to build capabilities for this eventual reality.

Large-molecule protein therapies, Biologics are extremely effective in treating complex diseases such as cancer and diabetes. These medicines are highly targeted with fewer side effects, but are very expensive. Our generic biosimilars offer affordable yet equally effective alternatives to their innovator versions. Our product development capabilities and commercial reach have made us a global leader in this industry with four products in the market and an industry-leading pipeline spanning oncology, nephrology and auto-immune diseases.

TOP: Technology Development Center, *OctoPlus N.V., The Netherlands*


BUSINESS VERTICALS
GLOBAL GENERICS
FY2014 REVENUES
₹105.2 bn
80% OF NET REVENUE
BIOLOGICS
PHARMACEUTICAL SERVICES & ACTIVE INGREDIENTS
FY2014 REVENUES
₹24 bn
18% OF NET REVENUE
PROPRIETARY PRODUCTS & OTHERS
FY2014 REVENUES
₹3 bn
2% OF NET REVENUE

PHARMACEUTICAL SERVICES & ACTIVE INGREDIENTS

ACTIVE PHARMACEUTICALS INGREDIENTS

We believe the trust of patients in our medicines needs to be continuously reinforced. Therefore, we endeavor to create high-quality Active Pharmaceutical Ingredients (APIs), enabling our customers to create end formulations for patients that are effective and safe.

As we push the envelope further and strive for excellence, our efforts have already paved the way for credible achievements. We have emerged as one of the world's largest producers of APIs and help innovator companies launch their products first in the market. Apart from helping customers capture market opportunities at the earliest, APIs also help our own generics business reach consuming markets faster and become cost-competitive.

CUSTOM PHARMACEUTICAL SERVICES

We have one of the largest customized pharmaceutical businesses in India. We offer other generics companies and innovator firms pre-clinical and commercial supply capabilities. We bring a range of technology platforms and product services at competitive costs. We have a track record of bringing innovations to the market quickly, efficiently and economically, thereby addressing patients' needs better and faster.

PROPRIETARY PRODUCTS

Our Proprietary Products business provides innovative medicines that increase patient's comfort and convenience. This business develops and markets new formulations of currently marketed drugs or combinations of complementary drugs and technologies to enhance safety or efficacy or both.



Revenue from PSAI segment was ₹23,974 million.



Revenue from Proprietary Products & Others was ₹3,032 million.

Key Performance Indicators

CHART A

CONSOLIDATED REVENUE
₹ MILLION

CAGR
17%
FY2010-FY2014


70,277
74,693
96,737
116,266
132,170
FY2010
FY2011
FY2012
FY2013
FY2014

CHART B

EBIDTA*
₹ MILLION

CAGR
20%
FY2010-FY2014


15,844
16,424
25,409
27,819
33,180
FY2010
FY2011
FY2012
FY2013
FY2014

CHART C

PROFIT AFTER TAX
₹ MILLION

CAGR
112%
FY2010-FY2014


1,068
11,040
14,262
16,776
21,512
FY2010
FY2011
FY2012
FY2013
FY2014

A

Consolidated revenue grew by **13.7% Y-O-Y** primarily due to increased business in the North America and Emerging markets regions in the Global Generics business segment.

B

EBITDA increased by **19.3% to ₹33,180 million** (25.1% of consolidated revenues) in FY2014, from ₹27,819 million in FY2013.

C

PAT increased by **28.2% ₹21,512 million** (16.3% of consolidated revenues) in FY2014, from ₹16,776 million in FY2013.

* Adjusted for non-cash impairment charge and other non-recurring costs/income

CHART D

ROCE
IN PERCENT


22
21
30
28
28
FY2010
FY2011
FY2012
FY2013
FY2014

CHART E

DILUTED EARNINGS PER SHARE
₹


CAGR
111%
FY2010-FY2014
6.30
64.95
83.81
98.44
126.04
FY2010
FY2011
FY2012
FY2013
FY2014

D

Return on Capital Employed remained at **28% in FY2014,** at par with FY2013.

E

Earnings per share grew by **28.0% to ₹126.04** in FY2014 from ₹98.44 in FY2013.

CHART F

FY 2014 REVENUE DISTRIBUTION AND GEOGRAPHICAL MIX
IN PERCENT


11
15
47
15
12

NORTH AMERICA
EUROPE
INDIA
RUSSIA & OTHER CIS
REST OF THE WORLD

CHART G

FY 2013 REVENUE DISTRIBUTION AND GEOGRAPHICAL MIX
IN PERCENT


12
15
39
17
17

NORTH AMERICA
EUROPE
INDIA
RUSSIA & OTHER CIS
REST OF THE WORLD



METFORMIN

SMALL IS *BIG*

India is facing a diabetes epidemic with 67 million confirmed diabetes patients and another 30 million in the pre-diabetes group. By 2030, India will have the largest number of patients in the world. The treatment for diabetes and the allied ailments it brings, needs a lot of daily care and preventive medication. But the medicine itself was inconvenient to consume because of its size.

Working closely with cross-functional teams across every domain, we developed a solution for an acute need, where the existing drug was an issue in itself!

THE NEED

Metformin is the first in line medicine for the treatment of patients suffering from Type-2 diabetes. The pill is very big and hence uncomfortable to swallow. But it had come to be accepted by doctors and patients, given that there was no alternative. However, our survey on drug usage showed some patients were skipping the medicine while a large number were breaking the pill in half to get it down more easily. This is not advisable as it may affect the medicine's dissolution pattern.

WHAT WE DID

Since 1989, many companies had been attempting to make a smaller version of the pill but few had succeeded. The major technical hurdle was reducing the size while ensuring the right quantity of the drug was available in the blood stream. Investment in R&D for Metformin was also lean considering that it was an 'economical drug'. Recognizing a silent need that many had overlooked, we decided to create a smaller pill that still packed in the same impact. We did this by working together with our R&D, formulations, IP and marketing teams. They came up with Metsmall®, named after the solution and we got it to market at the earliest.

THE IMPACT WE HAD

33% reduction in size; 36% reduction in weight*.

Metsmall® was born. A smaller version of Metformin, the pill works with the patient, putting their needs and comfort first.

** for Metsmall® 500 mg*

Patients find it easier to take Metsmall® and thus manage their disease effectively on a daily basis – reassuring their family and their doctors, who now can confidently prescribe a drug they know their patients will not miss taking.
Small, sometimes, is truly big.

A Firm Foundation For Sustained R&D Initiatives



8

Global R&D and Product and Technology Development Centers

9.4%

of Total Sales in FY2014 invested in R&D

TOP: *IPDO at Hyderabad, India*

At Dr. Reddy's, we believe tomorrow's innovative solutions are the outcome of today's research and development (R&D) efforts. Therefore, we have invested generously in expanding our Research & Development capabilities to lay a firm foundation for sustained efforts in this area. We showcase below a brief insight into our focus on growing our R&D backbone.

ONE TO MANY

We successfully progressed from a single site R&D organization to multiple sites, because we believe in tapping excellence wherever it is. Currently, we have eight R&D, Product and Technology Development Centers across the globe – one in Cambridge, UK, another being developed in Princeton, US, a third in The Netherlands, four in Hyderabad and one in Bangalore, India. The multi-locational R&D strategy has empowered us to deliver solutions across therapeutic areas, irrespective of geographical boundaries.

Sensing, and identifying opportunities in different markets, we expanded from an Oral




CHART A
R&D EXPENSES/R&D EXPENDITURE AS A PERCENTAGE OF SALES
IN ₹ MILLION/%
9.4%
6.5%
6.5%
6.0%
5.5%
3,793
5,060
5,911
7,674
12,402
FY2010
FY2011
FY2012
FY2013
FY2014
R&D EXPENSES
R&D EXPENSES AS A % OF SALES

Solid Dosages (OSD) only portfolio to include diversified dosage development capabilities for the manufacture of Injectables and Topicals.

COMPLEXITY IS THE KEY

The barometer of complexity is increasing across the world. We are consciously moving towards large difficult to produce molecules in order to target first-to-market tough to make products. Therefore, our efforts are focused on fostering the twin capabilities of developing complex products as well as developing them at a rapid pace to be the first to market.

VALUE THROUGH INNOVATION

Our Product Development team has a unique repertoire of skills to crystallize the Active Pharmaceutical Ingredients (API) using different process parameters. This enables us to develop unique polymorphs which are different from those patented by the innovator. We have also built infrastructure, which allows us to screen polymorphs in a high throughput mode. A lot of the filings that we do today in the API business are novel polymorphs.

A world-class Advanced Characterization Technology Lab (ACT Lab) with cutting-edge characterization tools and best-in-class talent, both sourced from outside India, was also put together last year. This lab houses cutting edge tools like electron microscopes and Advanced Spectroscopy facilities.

DERIVING VALUE FROM CATALYSTS

Our Chirotech facility in Cambridge is a Center for Excellence in Catalysis. It was originally aligned to our CPS business and worked for external customers, typically innovator companies. Today, Chirotech is aligned to our API business and has made substantial progress in helping the development of our APIs. This change in organizational structure has had a significant influence on our ability to make cost-effective complex products, along with speed of development.


CHART B
CHANGE IN FILINGS IN TERMS OF DOSAGE FORMS
OSD
INJ
OTHERS
8
4
14
5
1
9
7
2
8
6
3
7
5
1
FY2010
FY2011
FY2012
FY2013
FY2014

TOP: *Technology Development Center, Cambridge*

A FIRM FOUNDATION FOR SUSTAINED R&D INITIATIVES



Biologics
Business of the future

Biologics is an exciting future opportunity for us as a large number of biotech drugs (USD 75-85 billion) are coming off patent in 2020. Our current biologics portfolio covers most of the top biologics coming off patent. In addition, we also entered into an alliance with Merck Serono, a division of Merck KGaA, Germany, in 2012 to co-develop a portfolio of biosimilar compounds in oncology; primarily focused on Monoclonal Antibodies (MAbs). It covers co-development, manufacturing and commercialization of the compounds globally, with some specific country exceptions. This alliance maximizes the complementary capabilities and assets of both companies and offers a risk-mitigation pathway for us to take our development capabilities through the clinical phase and then into commercialization.

Proprietary Products
Innovation with a lower risk

In our Proprietary Products business, we are pursuing an innovative R&D approach with a lower risk by targeting specific segments of patients in Dermatology and Neurology. We intend to develop and take these products all the way to the patient ourselves and complement them with patient-oriented solutions that can further improve the treatment outcomes for these patients. We have more than 15 products at different developmental/clinical stages with a peak sales potential from USD 30 mn to 300 mn. Two products are in advanced clinical trials between Phase II and Phase III and we expect to file our first NDA in the next two years.




CHART C
BIOLOGICS REVENUE PROGRESSION Y-O-Y
₹ MILLION
PRODUCTS LAUNCHED
1 REDITUX
2 GCSF
3 PEG GCSF
4 DARBEPOETIN
2 INDIA
2 UKRAINE
1 INDIA
2 SRI LANKA
1 PERU
1 SRI LANKA
1 IRAN
2 MYANMAR
2 VIETNAM
4 INDIA
1 JAMAICA
3 INDIA
1 MYANMAR
1 VIETNAM
3 VIETNAM
39
56
77
119
174
181
346
430
638
833
1,225
1,502
2,159
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014

STRATEGIC EXTERNAL PARTNERSHIPS

We began the journey of external development through partnerships with partners and have since completed six filings. We partner with those who have expertise and yet require handholding to make the association mutually rewarding. Our strategic analytical methods and validation tools ensure that we reach the final filing stage of the product and continue to consolidate our leadership position.

DEDICATED SYNERGIES

Our acquisition of OctoPlus in 2013 reflects insight, as well as an ability to leverage our strengths exponentially. OctoPlus is a specialty research facility in the Netherlands, focused on the formulation development and cGMP manufacturing of controlled release and other complex injectable therapeutics. While we understood the process of making generic products and filing them, OctoPlus had the unique capability of enclosing toxic drugs in a matrix that then makes them safe to be directly injected into the human blood stream. As OctoPlus had never developed generic products (end-to-end), our expertise matched their capabilities perfectly and in turn allowed us to expand our offerings.

IT DRIVES BUSINESS INTEGRATION

At Dr. Reddy's, our IT investments are turning out to be a key differentiator in our endeavor to bring access to good healthcare to patients globally. Electronic Lab Notebooks were introduced in our R&D facilities which ensure that every single experiment/study done in the labs is centrally documented. They also connect the development team with other cross-functional teams in a seamless manner. The result: uninterrupted workflow, better progress visibility at all organizational levels, effective documentation, and paperless operations. Besides, this IT architecture also addresses the quality and compliance parameters with speed, because approvals of reports happen electronically. This is fully compliant with CFR 11, which is an FDA mandate and aids the process of development and documentation of products in our organization.


VIVA

COLLABORATING TO CURE

Access to medicines goes beyond affordability. It is also about availability – when patients need it, where they need it. By deploying innovative technology and close collaboration with our retail partners, we designed a fully-integrated approach to stock management and ensured that patients in Russia never go without essential medicines.

We are ensuring that patients in a geography like Russia, with difficult weather and terrain and lack of infrastructure, do not have to worry about medicine availability.

THE NEED

Medicine distribution to rural and remote locations is especially complex in Russia, given the existing weather and terrain conditions. It can take up to thirty days for supplies to reach their destination from Moscow. A complete stock-out situation is serious and needs to be avoided at all cost.

We work closely with Russian distributors to help avoid these situations – empowering them with information and capabilities to get drugs to patients, always. Working closely with our retail partners, we designed a fully-integrated approach to stock management, enabled through innovative technology, to ensure that patients never go without medicine.

WHAT WE DID

We created deep, collaborative relationships with our channel partners to give them what they need, to be effective distributors in their localities.

In line with this approach, we tied up with a technical partner to set up a replenishment tool. Using technology, we assessed distributors' inventory and sales data on a daily basis, allowing us to react instantly to shortages in the system. By establishing a synchronized supply chain and integrating our systems – sales, supply chain and IT – we became true partners to distributors, understanding their stock needs, refilling their warehouse and seldom leaving patients without medicines.

THE IMPACT WE HAD

Shortages were halved. Inventory turns were doubled.

Not only did our efforts enable our partners to increase their efficiency and profitability, but helped them respond to the exact need-profile of patients in a way that was not possible before.

Building World-Class Manufacturing Capabilities



4

New Manufacturing Facilities at API Srikakulam Plant (SEZ), Formulations Srikakulam Plant (SEZ), Formulations Vizag SEZ (Plant 1 & Plant 2)

We are focused on rapidly scaling up our manufacturing capabilities to keep pace with the progress in R&D initiatives. And it is not just about growing in volume terms, but also qualitative improvements. We present below a few of the salient initiatives.

FOCUSED ON STANDARDIZATION AND AUTOMATION

Lack of standardized equipment in our R&D efforts and the manufacturing process was a challenge for the longest time. Our engineering team spent significant time to standardize the R&D and manufacturing equipment in all our new manufacturing facilities, thus enabling seamless and faster scale up. Our Product Development teams also played a critical role making Product Development methods more automation friendly, minimizing human intervention. Dr. Reddy's API Srikakulam Plant (SEZ) is our most modern plant with significantly enhanced levels of automation, minimizing human exposure to the production process.

TOP: *API Srikakulem Plant (SEZ)*

MAKING QUALITY MATTER AT EVERY STEP

At Dr. Reddy's, we have adopted the principle of Quality by Design (QbD). Our aim is to integrate quality monitoring processes at every step proactively. We have implemented Process Analytical Technology (PAT), which measures and monitors all online processes, ensuring product quality. In the manufacture of Oral Solid Dosages – a multiple unit operation, comprising mixing, granulation, compression and coating, PAT sensors in each process measure the product, as it moves from one unit to the other. We enjoy a significant early-adopter advantage for this technology among generic companies.

NEW OPERATING PHILOSOPHY

Our Operating Philosophy, in force, in all our new manufacturing facilities features new generation shopfloor management practices like closed transfer systems, simplified gowning, state-of-the-art equipment and better time and people management to maximize output. In-plant processes are based on maximum automation use, which entails less manual labor and more error-free results. For instance, at these plants, there is no manual recording of environmental conditions. The automated control system regulates and monitors ventilation, lighting, power systems, fire and security systems of the plant. Similarly, Safety, Health and Environment (SHE) operations are guided by an automated environment monitoring system.

BUILDING CORE COMPETENCE IN FERMENTATION – TECHNOLOGY DEVELOPMENT CENTER (FTDC)

A FTDC was established at our existing Technology Development Center 2 to enter the field of complex APIs that are fermentation derived and difficult to synthesize. Using fermentation, we will produce direct APIs or make core nucleus (intermediate), which can later be converted to final API either by chemical or enzymatic process. About 28 scientists with experience in Strain development (conventional mutagenesis and genetic engineering), process and Analytical development have been recruited for this facility. We can now carry out fermentation from a scale of 10L to 200L. FTDC has developed a novel platform for producing peptides of varying sizes, using recombinant approach with very short lead time, i.e. 2-3 months for Proof Of Concept (POC). Using this platform, POCs for three peptides have already been developed.





The SEZ Plant, with a capacity of 6-8 billion capsules and tablets in the next 3-5 years, is the latest addition to our OSD capacity, leveraging our knowledge of the platform. It is a next-generation plant with 'paperless manufacturing' capability through Electronic Batch Processing Record (eBPR) which automatically generates usage logs, ensuring 100% compliance and enhancing regulator confidence.

TOP: *Analyst performing chemical analysis in Formulations Srikakulam Plant (SEZ)*

LEFT: *Employee operating a reactor in API Srikakulam Plant (SEZ)*


DR.REDDY'S

SMT

RESPONSIBLE EMPOWERMENT

Giving back to society that supports us is an inherent part of our culture. What is a better way of doing it than by helping economically disadvantaged youth, from locations around our manufacturing operations, find meaningful employment?

If this helps us build an empowered workplace which is better tuned to patient needs, this will become a win-win for all.

THE NEED

The locations around our manufacturing facilities play an important role in our sustenance. Without their cooperation and support, we cannot function the way we do today. These localities are also home to a good number of young people in search of guidance and training to help them find fulfilling work.

The health eco-system the world over is changing. Patients are demanding access to better, high quality medicine at lower costs. We can achieve this only by investing in our human talent and building an empowered work force.

WHAT WE DID

Young people from around our manufacturing operations are recruited to become a part of our Self Managed Teams (SMT) program. We provide them with the right training, appropriate tools and an enabling environment to help them build multiple skills to handle end-to-end jobs, so that they become an asset to our company. We have also tied up with local Pharmacy colleges and sponsor their professional training there, post which they are absorbed as full time employees of the company. Learning while they are earning gives them an opportunity to gain work experience and a professional qualification simultaneously; thus helping them develop into well rounded professionals.

THE IMPACT WE HAD

Our SMT program creates individuals who are an asset not only to our company but the healthcare eco-system as a whole. The SMT way of working creates a flat organization with fewer hierarchies, thereby ensuring that those responsible for on-ground execution also remain connected with the purpose of the organization. Therefore, training and culture of the SMT program instills an innate, patient-centric perspective in them.

Over the course of three to four years, SMT recruits become highly skilled technicians in their field, contributing significantly to their family's sustenance. This also ensures that our medicines are made and delivered to patients with utmost quality.

Harnessing People Potential


DR. REDDY'S
WE ARE APPRECIATED!

1,800

Total number of SMTs in the organization

14

Manufacturing locations have SMTs

TOP: *Employees at our Princeton (US) office*

At Dr. Reddy's, we work together to drive positive health outcomes for patients in need of affordable healthcare. As an organization, we are driven by leadership, intelligence and motivated people. We continuously develop and support our teams, increasing their engagement and capabilities.

Today, Dr. Reddy's attracts and retains the best industry talent. With a presence in over 20 countries, we invest in various vocational and professional training for our people. We are building a talent pool to identify the right skills that will drive the organization ahead.

EVOLVED HIRING FOCUS

Over the years, the hiring process has evolved to encompass two distinct levels. One, entry-level hiring from foreign universities and category A universities within India to build and grow future capability in niche areas. Two, the lateral hiring from other domains by mapping key talent in specific areas and conducting a targeted selection process to recruit the best-in-class talent. Apart from usual methods like industry mapping, employee referrals and headhunting through consultants and job portals, we are also actively engaging in forums like YIM to showcase our capabilities and attract Ph.Ds We are also targeting conferences like AAPS and ACS to network and hire the right talent.

DRIVEN BY EXPERTS

We have recruited individuals both in the chemistry and engineering areas who will strengthen our capabilities. These experts will help counter tough challenges in chemistry and technological areas to make molecules that will drive growth. For instance, we have dedicated experts now working on synthesis of peptides. This has resulted in filings of complex molecules like Fondaparinux where complex oligosaccharides were developed internally. We have also recruited specialists who have worked on complex polymorphs for our particle engineering and polymorphism team. People with niche capabilities in fermentation and semi-synthetic technology were also hired for our new FTDC.

PEOPLE DRIVING QUALITY – THE QBD BLACK-BELTS!

The Quality by Design (QbD) Black-Belts, is a dedicated team of experts in our QbD initiative. Their role is to mentor the teams as they go through the entire feasibility and optimization process for developing APIs. We have also trained people to apply QbD in their own projects. This will allow us to have a robust process system, which can be scaled up effortlessly.

EMPOWERING FOR GOOD

Empowering our human assets is an affirmation of our larger commitment to the patients community we serve. Dr. Reddy's is an equal opportunity employer with a deep sense of responsibility for our people. With more than 600 Self-Managed Teams (SMT) members recruited at our API facility, we recently had an agreement with the Enhance Academy (an affiliate of Tata Institute of Social Sciences – School of Vocational Education). The SMT Higher Education Program is the first-of-its-kind in the country, where the industry has conceived a vocational education framework. We are also collaborating with the Andhra University to conduct B.Sc. programs for our SMT members in the distance mode for producing peptides of varying sizes, using recombinant approach with very short lead time, i.e. 2-3 months for Proof Of Concept (POC).



BUILDING FUTURE LEADERS AND DIVERSE SKILL SETS

We are following a two-fold approach implementing the SMT way of working across all locations and building leaders at different levels. Based on the philosophy of *lead self, lead others, lead business*, a three-tier program is structured with a duration of around 6-9 months. There is considerable focus on learning by doing at both the functional and leadership levels. We are also working on building diverse skill sets within our talent pool by bringing in people with specialized skills, be it in science, manufacturing, business management, sales or mergers and acquisitions.

Value proposition for attracting talent in R&D:

- Creating an environment of continuous learning
- Creating an environment of motivation through a culture of reward & recognition
- Capability building through exposure to some of the most up-to-date technologies in R&D
- Building a culture of scientific collaboration and knowledge sharing

TOP: *A group of scientists at our Integrated Product Development Organization (IPDO), Hyderabad*



PROMIUS PROMISE™

GUIDING RIGHT!

Zenatane™ Capsules are used in the treatment of severe recalcitrant acne. It is one of the most complex and costly treatment processes. To help, we created the Promius Promise™, a service to help patients through treatment requirements and gives doctors the additional support they need for a successful outcome.

Being with the patient means developing a service to help them and their doctor navigate the journey of a complex treatment.

THE NEED

As many patients of severe recalcitrant acne are young, adherence to medication can be a problem as it involves the FDA program, iPLEDGE™. Therefore, while dermatologists believe isotretinoin is one of the most effective drugs for treating this severe form of acne, potential safety concerns and high costs make it very challenging for all patients to receive proper therapy. The potential severe side effects mean that it is important to counsel, monitor and guide the patient at every stage of the treatment regimen. In fact, based on an FDA review of the first five years of the iPLEDGE™ program, over 400,000 attempts to fill isotretinoin prescriptions were denied due to failures to meet iPLEDGE™ requirements.

WHAT WE DID

Promius Pharma, our US subsidiary and the North American Generics team partnered to bring Zenatane™ to patients through Promius Promise™. A customer-centric service, it provides information and frequent reminders while helping to reduce product cost for eligible patients through a co-pay offset. We have established a strategic relationship with an iPLEDGE™ certified pharmacy that receives and processes prescriptions and delivers Zenatane™ to all iPLEDGE™ eligible patients within 24 hours.

We have set up a 25-member call center to address queries and provide product updates and organized US$ 1 million savings for patients through automatically applied rebate.

People who are not capable of paying for therapy may qualify to receive the drug free of cost through a newly launched Patient Assistance Program.

THE IMPACT WE HAD

Since we began the program in April 2013, 7,000 patients have been enrolled in Promius Promise™, with 99% receiving consistent treatment. Over 3,000 iPLEDGE™ eligible healthcare providers are also involved in the program, which already represents 20% of the dermatologists in the US.

The program has effectively enabled patients and doctors to make the system work for them – making it more streamlined and as efficient as possible.

Board of Directors


MR. SATISH REDDY
CHAIRMAN


MR. ANUPAM PURI
INDEPENDENT DIRECTOR


DR. ASHOK S GANGULY
INDEPENDENT DIRECTOR


MR. G V PRASAD
CO-CHAIRMAN,
MANAGING DIRECTOR AND
CHIEF EXECUTIVE OFFICER


DR. BRUCE L A CARTER
INDEPENDENT DIRECTOR


DR. J P MOREAU
INDEPENDENT DIRECTOR


MR. SRIDAR IYENGAR
INDEPENDENT DIRECTOR


MS. KALPANA MORPARIA
INDEPENDENT DIRECTOR


MR. RAVI BHOOTHALINGAM
INDEPENDENT DIRECTOR


DR. OMKAR GOSWAMI
INDEPENDENT DIRECTOR

For profiles of the Members of the Board, turn overleaf.

BOARD OF DIRECTORS

MR. SATISH REDDY
CHAIRMAN

Mr. Reddy joined Dr. Reddy's in 1993 as Executive Director. He played an instrumental role in the Company's transition from a bulk drugs manufacturer to a global player in the branded generics space by spearheading the Company's entry into emerging markets. In 1997, he was appointed as Managing Director and became the Vice-Chairman on 30 March 2013, following the demise of Dr. K Anji Reddy. He has been re-designated as the Chairman of the Company on 13 May 2014. In the mid-90s, as the Company prepared for its global foray, Mr. Reddy anchored the establishment of key systems and initiatives that positioned Dr. Reddy's for rapid expansion and helped build the Company's brand and corporate identity. He focused on translating Dr. Reddy's strategy into action to drive its growth and performance globally.

Mr. Reddy graduated in Chemical Engineering from Osmania University, Hyderabad and holds a Masters in Medicinal Chemistry from Purdue University, USA.

C5 C6 C7 C8

MR. ANUPAM PURI
INDEPENDENT DIRECTOR

Mr. Puri joined our Board in 2002 prior to which he was associated with McKinsey & Company. He spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices and was an elected member of the Board. He is currently a management consultant. He is also on the Boards of: Mahindra & Mahindra Ltd., Tech Mahindra Ltd., Mumbai Mantra Media Ltd. and our wholly-owned subsidiary, Dr. Reddy's Laboratories Inc., USA. Mr. Puri holds an M.Phil. in Economics from Nuffield College, Oxford University, UK, an M.A. in Economics from Balliol College, Oxford University and a B.A. in Economics from Delhi University, India.

C2 C3

DR. ASHOK S GANGULY
INDEPENDENT DIRECTOR

Dr. Ganguly joined our Board in 2009. He is currently the Chairman of ABP Private Ltd. (Ananda Bazar Patrika Group) and is a member of the Prime Minister's Council on Trade and Industry, the India US CEO Council and the National Knowledge Commission. He was the Chairman of Hindustan Lever Ltd. from 1980 to 1990 and member of the Unilever Board from 1990 to 1997. He was a Director on the Central Board of Reserve Bank of India from 2001 to 2009. He also serves as a Director on Board of Wipro Ltd. and as a member of Advisory Board of Diageo India Pvt. Ltd. He is a recipient of the 'Padma Bhushan' as well as 'Padma Vibhushan', two of India's prestigious civilian honors. At present, he serves as a member of the Rajya Sabha, the upper house of the Parliament of India.

C2 C3

MR. G V PRASAD
CO-CHAIRMAN, MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Mr. Prasad joined our Board in 1986 and became Vice-Chairman & CEO in 2001, when Cheminor Drugs Ltd., the company of which he was then Managing Director, merged with Dr. Reddy's. Following the demise of Dr. K Anji Reddy, he was appointed as Chairman and CEO effective 30 March 2013 and has been subsequently re-designated as the Co-Chairman, Managing Director and CEO of the Company effective 13 May 2014. Mr. Prasad has played a key role in the evolution of Dr. Reddy's from a mid-sized pharmaceutical company into a globally respected pharmaceutical major.

Mr. Prasad holds a degree in Chemical Engineering from the Illinois Institute of Technology, Chicago, USA and a Masters in Industrial Administration from Purdue University, USA.

C5 C6 C7 C8

DR. BRUCE L A CARTER
INDEPENDENT DIRECTOR

Dr. Carter joined our Board in 2008, prior to which he was the Chairman of the Board and Chief Executive Officer of ZymoGenetics Inc., USA. He has also served as the Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S. Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co., Ltd. from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin, from 1975 to 1982. Dr. Carter is also on the Board of Regulus Inc., Xencor Inc., Enanta Pharmaceutical Inc. and TB Alliance, all in the US. Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.

C3 C4

DR. J P MOREAU

INDEPENDENT DIRECTOR

Dr. Moreau joined our Board in 2007. He founded Biomeasure Inc. based near Boston, prior to which he was working as Executive Vice-President and Chief Scientific Officer of the IPSEN. He has published over 50 articles in scientific journals and has more than 30 patents to his name. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was responsible for establishing Kinerton Ltd. in Ireland in March, 1989, a wholesale manufacturer of therapeutic peptides. in the US. Dr. Moreau is also on the Board of Mulleris Therapeutics Inc. and ProteoThera Inc. in the US. Dr. Moreau has a degree in Chemistry from the University of Orleans and a D.Sc. in biochemistry. He has also conducted post-doctorate research at the École Polytechnique.

C3 C4

MS. KALPANA MORPARIA

INDEPENDENT DIRECTOR

Ms. Morparia joined our Board in 2007. She is the Chief Executive Officer of J.P. Morgan, India, where she leads their Business Groups & Service Groups. Prior to joining J.P. Morgan India, Ms. Morparia served as Vice Chair on the Boards of ICICI Group and was the Joint Managing Director of ICICI Group from 2001 to 2007. She has been named among the most powerful women in International and Indian Business by magazines like Fortune, Forbes and Business Today. She also serves on the Boards of Bennett, Coleman & Co. Ltd., CMC Ltd., J.P. Morgan Services India Private Ltd., J.P. Morgan Asset Management India Private Ltd. and Philip Morris International Inc., USA. She is also a member of the Governing Board of Bharati Foundation and a graduate in law from Bombay University.

C1 C2

DR. OMKAR GOSWAMI

INDEPENDENT DIRECTOR

Dr. Goswami joined our Board in 2000. He is the Founder and Chairman of CERG Advisory Private Ltd., a consulting and advisory firm. He taught and researched Economics for 18 years at reputed institutions like the Oxford University, Harvard University, Tufts University and the Delhi School of Economics. Later, he became the Editor of Business India. He is also a Director on the Boards of Infosys Ltd., Crompton Greaves Ltd., IDFC Ltd., Ambuja Cements Ltd., Cairn India Ltd., DSP Black Rock Investment Managers Private Ltd., Godrej Consumer Products Ltd., Bajaj Finance Ltd., Max Healthcare Institute Ltd. and Infosys BPO Ltd. Dr. Goswami did his Masters in Economics from the Delhi School of Economics and his D.Phil. (Ph.D.) from Oxford University.

C1 C4

MR. SRIDAR IYENGAR

INDEPENDENT DIRECTOR

Mr. Iyengar joined our Board in 2011. He is an independent mentor investor in early stage start-ups and companies. Earlier he was a senior partner with KPMG in the US and UK and also served as the Chairman & CEO of KPMG's operations in India. Mr. Iyengar also holds directorship in Rediff.com India Ltd., Mahindra Holidays and Resorts India Ltd., CL Educate Ltd., ICICI Venture Funds Management Company Ltd., Cleartrip Private Ltd., in India, AverQ Inc., Kovair Software Inc., Rediff Holdings Inc., Cleartrip Inc., American India Foundation Inc. in the US, iYogi Ltd. in Mauritius and our wholly owned subsidiary, Dr. Reddy's Laboratories S.A., in Switzerland. He holds a B.Com. (Hons.) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

C1 C4

MR. RAVI BHOOTHALINGAM

INDEPENDENT DIRECTOR

Mr. Bhoothalingam joined our Board in 2000. He has served as the President of The Oberoi Group of Hotels and was responsible for the Group's worldwide operations. He has also served as Head of Personnel at British American Tobacco (BAT) Plc, Managing Director of VST Industries Ltd. and as a Director of ITC Ltd. He is also a Director of Sona Koyo Steering Systems Ltd. Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and Master's degree in Experimental Psychology from Gonville and Caius College, Cambridge University.

C1 C2 C5 C6 C7 C8

DR. REDDY'S BOARD-LEVEL COMMITTEES

- **C1.** AUDIT COMMITTEE
- **C2.** NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE
- **C3.** SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE
- **C4.** RISK MANAGEMENT COMMITTEE
- **C5.** SHAREHOLDERS' GRIEVANCE COMMITTEE
- **C6.** CORPORATE SOCIAL RESPONSIBILITY COMMITTEE
- **C7.** INVESTMENT COMMITTEE
- **C8.** MANAGEMENT COMMITTEE

COMMITTEE CHAIRMANSHIP | COMMITTEE MEMBERSHIP

Management Council



In order of appearance from bottom to top

1 G V PRASAD
CO-CHAIRMAN, MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER
Age 54 | B.Sc.(Chem. Eng.), M.S.(Indl. Admn.)
Joined the Company on 30 June 1990

2 SATISH REDDY
CHAIRMAN
Age 47 | B.Tech., M.S.(Medicinal Chemistry)
Joined the Company on 18 January 1993

3 DR. R ANANTHANARAYANAN
PRESIDENT, PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS
Age 49 | B.Pharm., Ph.D.
Joined the Company on 06 August 2010

4 DR. S CHANDRASEKHAR
PRESIDENT AND HEAD, HUMAN RESOURCES
Age 57 | MBA, Ph.D.
Joined the Company on 12 August 2013

5 ALOK SONIG
SENIOR VICE PRESIDENT AND HEAD, INDIA BUSINESS (GENERICS)
Age 42 | B.E., MBA
Joined the Company on 11 June 2012

6 SAMIRAN DAS
EXECUTIVE VICE PRESIDENT AND HEAD, FTO AND GGPM
Age 54 | B.Tech.(Mech.)
Joined the Company on 15 June 2011

7 DR. RAGHAV CHARI
EXECUTIVE VICE-PRESIDENT, PROPRIETARY PRODUCTS
Age 44 | M.S. (Physics), Ph.D.
Joined the Company on 25 September 2006

8 M V RAMANA
EXECUTIVE VICE-PRESIDENT AND HEAD, EMERGING MARKETS, GLOBAL GENERICS
Age 46 | MBA
Joined the Company on 15 October 1992

9 DR. AMIT BISWAS
EXECUTIVE VICE-PRESIDENT, INTEGRATED PRODUCT DEVELOPMENT
Age 54 | B.Tech.(Chem.), Masters (Polymer Science), Ph.D.
Joined the Company on 12 July 2011

10 ABHIJIT MUKHERJEE
CHIEF OPERATING OFFICER
Age 56 | B.Tech.(Chem.)
Joined the Company on 15 January 2003

11 DR. K V S RAM RAO
SENIOR VICE-PRESIDENT AND HEAD, CHEMICAL TECHNICAL OPERATIONS (CTO)
Age 51 | B.Tech., M.E., Ph.D.(Chem. Engg.)
Joined the Company on 03 April 2000

12 DR. CARTIKEYA REDDY
EXECUTIVE VICE-PRESIDENT AND HEAD, BIOLOGICS
Age 44 | B.Tech., M.S., Ph.D.
Joined the Company on 20 July 2004

13 SAUMEN CHAKRABORTY
PRESIDENT, CHIEF FINANCIAL OFFICER AND GLOBAL HEAD, IT & BPE
Age 53 | B.Sc.(H), MBA
Joined the Company on 02 July 2001

14 UMANG VOHRA
EXECUTIVE VICE-PRESIDENT AND HEAD, NORTH AMERICA GENERICS
Age 43 | B.E., MBA
Joined the Company on 18 February 2002



Business Responsibility Report

At Dr. Reddy's, we consider sustainability a philosophy that helps society stay healthy forever. It is more than a matter of compliance to norms or regulations for us.

TOP: *Classroom at Kalam Anji Reddy Vidyalaya*

Disclosures on the nine principles as charted by the Ministry of Corporate Affairs in the "National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business".



PRINCIPLE 1

ETHICS TRANSPARENCY & ACCOUNTABILITY

Businesses should conduct and govern themselves with Ethics, Transparency and Accountability.



PRINCIPLE 2

PRODUCT LIFE CYCLE SUSTAINABILITY

Businesses should provide goods and services that are safe and contribute to sustainability throughout their lifecycle.



PRINCIPLE 3

EMPLOYEE WELL-BEING

Businesses should promote the well-being of all employees.



PRINCIPLE 4

STAKEHOLDER ENGAGEMENT

Businesses should respect the interests of and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalized.



PRINCIPLE 5

HUMAN RIGHTS

Businesses should respect and promote human rights.



PRINCIPLE 6

ENVIRONMENT

Businesses should respect, protect and make efforts to restore the environment.



PRINCIPLE 7

POLICY ADVOCACY

Businesses, when engaged in influencing public regulatory policy, should do so in a responsible manner.



PRINCIPLE 8

EQUITABLE DEVELOPMENT

Businesses should support inclusive growth and equitable development.



PRINCIPLE 9

CUSTOMER VALUE

Businesses should engage with and provide value to their customers and consumers in a responsible manner.

BUSINESS RESPONSIBILITY REPORT



₹198.6 mn

Total spending on Corporate Social Responsibility (CSR)

Corporate governance is the foundation of our sustainability strategy. It provides business value and competitive advantage, along with quantifiable results on the triple bottom line paradigm.

TOP: *Employees at the Technology Development Center Hyderabad 1*

We believe that our approach to sustainability will benefit the larger ecosystem comprising all our stakeholders. Our efforts to integrate sustainability with all operations helps us create long-lasting value across the environmental, social and economic landscapes. Corporate governance is the foundation of our sustainability strategy. It provides business value and competitive advantage, along with quantifiable results on the triple bottom line paradigm.

Our stakeholders are entitled to ethical, social and environmental expectations beyond financial goals and statutory requirements from us. Their expectations guide our decisions, from our manufacturing units to the Boardroom. Therefore, we consistently engage with them to collectively approach our sustainability objectives. We think such engagements are key to nurturing stakeholder trust and ensuring business sustainability.

Sustainability is a non-negotiable business practice for us. We have been voluntarily publishing comprehensive Sustainability Reports since 2004. These Reports detail our environmental, social, product and economic performance as per globally recognized GRI guidelines. Readers can access our Sustainability reports at: www.drreddys.com/aboutus/media/st-reports.html

Disclosures on the nine principles charted by the Ministry of Corporate Affairs in the "National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business" are given in the following pages:

SECTION A

Corporate Identity Number (CIN) of the Company
L85195TG1984PLC004507

Name of the Company
Dr. Reddy's Laboratories Limited

Registered Address
8-2-337, Road No. 3, Banjara Hills
Hyderabad 500 034, Andhra Pradesh, India

Website www.drreddys.com
E-mail ID shares@drreddys.com

Financial Year reported
April 2013 to March 2014

Sector(s) that the Company is engaged in (industrial activity code-wise)
'Pharmaceuticals' is the primary reportable segment.

List three key products/services that the Company manufactures/provides
Given in the financial statements.

Total number of locations, where business activity is undertaken by the Company
Our manufacturing and sales & marketing operations span around 20 countries. We also serve API customers globally.

Number of international locations (Provide details of major 5)
We have manufacturing facilities in Tennessee, New York, Mexico, Louisiana (USA), Mirfield (UK) and China and three Development Centers in Princeton (USA), Cambridge (UK) and Leiden (The Netherlands)
Refer page 89.

Number of national locations
17 manufacturing units, 3 R&D units and 2 Technology Development Centers.
Refer page 88.

Markets served by the Company – Local/State/National/International
Our major markets include United States of America (USA), India, Russia and CIS, Germany, United Kingdom (UK), Venezuela, South Africa and Romania.

We also reach out to patients in various other markets like Brazil, Mexico, Chile, the Philippines, the Middle East and North Africa through our strategic alliance with GlaxoSmithKline (GSK) for emerging markets.

SECTION B

Paid up Capital (INR)
₹850.54 million (as on 31 March 2014)

Total Income (Standalone) (INR)
₹98,795 million (as on 31 March 2014)

Total Profit After Taxes (Standalone) (INR)
₹19,328 million (as on 31 March 2014)

Total spending on Corporate Social Responsibility (CSR) as a percentage of profit after tax (%)
1.03% (as on 31 March 2014)

List of activities in which the above expenditure has been incurred
Refer to Principle 8 (page 45)

SECTION C

Does the Company have any Subsidiary Company/Companies?
Yes

Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent company? If yes, then indicate the number of such subsidiary company(s).
Our Subsidiary Companies are closely integrated with our Corporate BR Initiatives.

Do any other entity/entities (e.g. suppliers, distributors etc.) that the Company does business with, participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/entities? [Less than 30%, 30-60%, More than 60%].
Yes. We have a code of conduct for partners, which we encourage and expect them to follow.
For more details, please refer to: www.drreddys.com/media/pdf/Supplier_CodeofConduct.pdf

SECTION D

a. Details of the Director responsible for the implementation of BR policy/policies
Satish Reddy
Vice-Chairman & Managing Director
DIN Number 00129701

b. Details of the BR head
Mr. Alok Mehrotra
Vice-President & Head, Global Quality Management
Tel: +91-40-4900 2339
E-mail ID: alokm@drreddys.com
DIN Number (if applicable): NA

BUSINESS RESPONSIBILITY REPORT

TABLE 1 PRINCIPLE-WISE (AS PER NVGS) BR POLICY/POLICIES (REPLY IN Y/N)

	P1	P2	P3	P4	P5	P6	P7	P8	P9
Do you have a policy/policies for...	Yes	Yes	Yes	Yes	Yes	Yes	NA	Yes	Yes
Has the policy being formulated in consultation with the relevant stakeholders?	Yes								
Does the policy conform to any national/international standards? If yes, specify. (50 words)	We abide by all laws of the land and are a signatory to the 10 principles of the UN Global Compact. We take into account industry best practices and global benchmarks in defining our policies.								
Has the policy been approved by the Board? If yes, has it been signed by MD/owner/CEO/appropriate Board Director?	Statutory policies are placed before the Board for consideration and approval. All other policies are approved by CEO/MD.								
Does the Company have a specified committee of the Board/ Director/Official to oversee the implementation of the policy?	The responsibility of the implementation policies and their review primarily lies with the respective business/function head.								
Indicate the link for the policy to be viewed online.	www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf	www.drreddys.com/aboutus/pdf/SHE_policy.pdf	www.drreddys.com/aboutus/pdf/SHE_policy.pdf, www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf	www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf	www.drreddys.com/media/pdf/Supplier_CodeofConduct.pdf	www.drreddys.com/media/pdf/Supplier_CodeofConduct.pdf	NA	www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf	www.drreddys.com/investors/pdf/cobe-booklet-2012.pdf
Has the policy been formally communicated to all relevant internal and external stakeholders?	Employees are required to sign an undertaking, at least annually, stating that they have read the Code of Business Ethics (COBE) and comply with the principles of the Code. New employees are required to sign a similar undertaking at the time of joining. Additionally, all our policies with respect to the nine principles are available on the Company's website.								
Does the Company have in-house structure to implement the policy/policies?	Yes								
Does the Company have a grievance redressal mechanism related to the policy/policies to address stakeholders' grievances related to the policy/policies?	We address concerns from our stakeholders at respective department levels. We have a Shareholder's Grievance Committee to address all shareholder concerns. We also have a dedicated Ombudsperson Procedure to address all concerns related to Company-level policies.								
Has the Company carried out independent audit/evaluation of the working of this policy by an internal or external agency?	We comply with the Nine Principles broadly through the following policies: Code of Business Conduct and Ethics (COBE), SHE Policy and Principles, Quality Policy, Purchase policy and HR policies. These policies are regularly reviewed by various internal and external agencies, including regulatory agencies. We also pro-actively follow public advocacy through various forums.								
GOVERNANCE RELATED TO BR									
Indicate the frequency with which the Board of Directors, Committee of the Board or CEO assess the BR performance of the Company (within 3 months, 3-6 months, annually, more than 1 year).	The Management Council meets every quarter under the Chairmanship of the CEO. It identifies, measures, monitors and controls risk factors in the business and ensures safe, sound and efficient operation on a regular basis. The Board of Directors/Committee of Directors also periodically review certain elements of BR performance.								
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published?	We have been publishing our Sustainability Report every year since 2004. The latest report may be viewed at: www.drreddys.com/sustainability/index.html								

SECTION E

PRINCIPLE 1
ETHICS, TRANSPARENCY AND ACCOUNTABILITY

We believe that a globally-respected business enterprise must be built on an ethical foundation. It should respect and satisfy diverse stakeholder aspirations. Compliance, integrity and transparency are deeply embedded in our people, systems and processes. They pave the way for maintaining sound corporate governance, enhancing shareholder trust and maximizing long-term corporate value.

High Standards of Compliance

- We are the first non-Japanese pharmaceutical company from Asia to be listed on the New York Stock Exchange (NYSE).
- We are also the first manufacturing company in India and one of the first in Asia, to be Sarbanes-Oxley compliant.
- We comply fully with Clause 49 of the Listing Agreement of the Indian Stock Exchanges and with applicable corporate governance standards of the New York Stock Exchange (NYSE).

Responsible and Ethical Conduct

High standards of ethical conduct are evident and expected at Dr. Reddy's at all levels. We have a variety of governance mechanisms that help us achieve this objective:

- Code of Business Conduct and Ethics (COBE) that lays down principles on ethics, bribery and corruption, which apply to all Directors and employees, our subsidiaries and affiliates
- Annual affirmation to COBE by all employees
- An Ombudsman (Whistle-blowing) Procedure articulated to investigate the violation or suspected violation of COBE
- A Supplier Code of Conduct to guide our suppliers, vendors and service providers
- Regular review of internal control systems by both external and internal auditors
- Multi-mode, multi-level training programs to drive awareness and to transform our values into a way of life for our people


Dr. Reddy's
Our Values
In pursuit of our purpose of providing affordable and innovative medicines for healthier lives, we will create an environment of innovation and learning while continually reaching for higher levels of excellence.
Integrity and Transparency
We will uphold the highest standards of integrity and transparency in all our interactions.
Safety
We are committed to providing safe working environments through continuous improvement of our infrastructure, work practices and behaviors.
Quality
We are dedicated to designing quality into our products and processes to delight our stakeholders.
Productivity
We strive to achieve more with less through a culture of innovation, continuous improvement and a sustained focus on elimination of waste.
Respect for the Individual
We are committed to creating a work environment that encourages diverse perspectives and upholds the dignity of work and of individuals.
Collaboration and Teamwork
We will leverage expertise and resources from across our global network to create greater value for our stakeholders.
Sustainability
We will create value for all our stakeholders in a manner that respects our natural environment and serves the best interests of the communities in which we live and work.

Anti-Corruption and Free Competition

Our business practices are based on sound ethics and fair play. We do not, under any circumstances, engage in or encourage corrupt practices and anti-competitive behavior. We undertake relevant measures to ensure all employees conduct operations in accordance with all applicable competition laws and regulations. These include:

- Widespread awareness of our whistle-blowing procedures
- Looking into and appropriately addressing issues concerning corruption, if any
- Not permitting the giving or receiving of gifts, hospitality or expenses by employees, either directly or indirectly from those conducting or seeking to conduct business with us
- Committing to free competition and employees expected to conduct operations in accordance with all applicable competition laws (also known as Anti-Trust laws in certain jurisdictions) and regulations

Compliance, integrity and transparency are deeply embedded in our people, systems and processes. They pave the way for maintaining sound corporate governance, enhancing shareholder trust and maximizing long-term corporate value.

TOP: *Our Values Statement*

BUSINESS RESPONSIBILITY REPORT

We are the only generic company in the Green Chemistry Consortium of the American Chemical Society. We use a green matrix to manage the various aspects of product development, in accordance to the principles of Green Chemistry & Engineering.

A framework is in place to ensure that no complaint on harassment goes unheard. To this effect, we have set up an Apex Complaints Committee and regional Internal Complaints Committees (ICC) at our locations across India.

Prevention of Sexual Harassment

We are committed to providing a work environment free from any form of Sexual Harassment for all our employees. A framework is in place to ensure that no complaint on harassment goes unheard. To this effect, we have set up an Apex Complaints Committee and regional Internal Complaints Committees (ICC) at our locations across India to investigate sexual harassment cases in line with Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act 2013.

A sexual harassment policy has also been drafted and rolled out across the company. Manager awareness sessions were held and posters were put up across locations.

Sustainability at the Heart

Sustainability guides all our business decisions and is integrated with our core business processes at two levels:

- at the corporate level, where overall policies and strategic directions are set and capital is allocated; and
- at the Business Group level, where revenue is generated and the impact on communities and the environment is most immediate.

Transparency and Accountability

Relevant information is shared with our stakeholders through established systems and procedures. Our website (www.drreddys.com) is the primary source of information regarding our operations. Financial data is communicated through quarterly financial result announcements and annual financial reports, while our triple bottom line performance is presented through the Sustainability Report. In addition, various communication channels are deployed to reach out to our stakeholders. For detailed information on them, refer Principle 4 on Stakeholder Engagement (page 41).

PRINCIPLE 2 PRODUCTS LIFECYCLE SUSTAINABILITY

We think that our products are our means of bringing about sustainable change; that they can fulfil much more than their immediate objective of healing. Therefore, we continue to focus our energies on making our products affordable, accessible, effective, safer and more eco-sensitive. We have tried to embed 'Responsibility by Design' into every phase of our product lifecycle and bring about an operational transformation.

The key drivers of our journey towards product excellence include:

Affordability and Accessibility

We are governed by our founding principle of 'Providing access to affordable medicine'. Our commitment to this principle is complete and set. We try to incorporate the tenets of Availability, Affordability and Accessibility in every aspect of our operations, from development to distribution. Our three core businesses – Global Generics, Pharmaceutical Services and Active Ingredients (PSAI) and Proprietary Products – help us realize this principle.

Safety and Efficacy

The safety of our products is the principal priority for us. This stems from the non-negotiable nature of health and well-being of our patients. We are focused on removing 'quality and safety hazards' through advanced process engineering, globally-benchmarked equipment and industry-next manufacturing practices. In the past year, we undertook manufacturing automation to the extent possible to optimally minimize human contact and contamination.

The principles of Quality by Design (QbD) are being integrated into all our product development and manufacturing processes. This ensures that we get all our products right the first time in terms of product efficacy and compliance. We also have a highly vigilant Pharmacovigilance team that tracks and addresses any reported Adverse Drug Reactions (ADRs) across the entire life cycle of our products.

Green Chemistry

Green Chemistry has empowered us to develop a number of new products using environmentally benign solvents that can be disposed/recycled without any challenge. In accordance to the principles of Green Chemistry & Engineering, we use a green matrix to manage the various aspects of product development. We are the only generic company in the Green Chemistry Consortium of the American Chemical Society (ACS).

Sustainable Sourcing

Our business partners form an important section of our stakeholder group. We value them and strive to nurture them by constantly presenting opportunities to enhance their capabilities through various training and knowledge sharing processes.

We also try to embed sustainable practices among our raw material suppliers, contract manufacturers and authorized business partners, as every action impacts the sustainability of every other member. We focus on four core aspects:

Training

- Mandatory Supplier Induction Training for all new vendors
- Penetration of safety culture among our suppliers
- Periodic trainings on quality excellence

Knowledge Sharing

- Sharing of best practices via audits and conferences
- Cascading the Supplier Code of Conduct
- Troubleshooting Labs and Support Labs for vendors

Sustainable Logistics

- Focus on shifting vendors near the plant site
- Increasing sea shipments by 50%
- Introduction of new packaging solutions for cold chain products

Conservation of Resources

- Reducing solvent usage and enhancing its recovery
- Cutting down repeated testing of raw materials, which have a stable track record
- Adopting Green IT practices for waste minimization and resource conservation



PRINCIPLE 3
PROMOTING EMPLOYEE WELL-BEING

We believe high potential transforms into high performance through motivation, equal opportunities and a healthy work-life balance. We recognize that it is our people who help translate strategies from the drawing board to an on-ground reality. It is they who embrace challenges and bring about real change. Therefore, fostering a stimulating work culture that encourages, empowers and energizes people is important to us.

Employee Composition

We are committed to building a rich and diverse workforce, without discriminating against culture, age, gender, caste, religion, language or ethnicity. Initiatives that help strengthen this diversity include inducting young talent, employing differently-abled individuals and enhancing the number of female employees. Employee selection is solely based on talent and merit. Today, 19,000 employees from more than 20 countries form our global workforce.

33%

Women recruited during campus recruitment drive in FY2014

We focus our energies on making our products affordable, accessible, effective, safer and more eco-sensitive. We have tried to embed 'Responsibility by Design' into every phase of our product lifecycle and bring about an operational transformation.

TOP: *Women's Day Celebration at Dr. Reddy's*

BUSINESS RESPONSIBILITY REPORT



In 2014, we reinforced workforce diversity by recruiting 33% women during our campus recruitments.

Talent Pool

We facilitate periodic enhancement of our employees' competence, skills and attitudes to help them keep pace with the changing environment and their evolving job profiles. Our people are trained, based on the improvement areas identified during our rigorous talent review process. In the reporting year, 3,862 man-days of training was imparted at our Leadership Academy. Our employees also attended 140 external programs and 165 internal programs. Additionally, multiple technical training programs were conducted at various business units. We follow a structured Talent Management Process consisting of a three-tier Talent Management Board (TMB). The TMB identifies high potential employees and emerging leaders to groom them for greater responsibility.

Performance Perks

A host of policies, facilities and incentives to enable our employees strike a healthy work-life balance, have been institutionalized. These include but are not limited to flexible work timings, sabbatical leave, part-time work, paternity and maternity leaves and leave for those adopting a child.

'Well Done', an employee appreciation platform, was launched during the financial year. It aims at fostering a culture of appreciation in the organization.

Active Engagement

At Dr. Reddy's, employee engagement is a healthy two-way communication system. We empower our employees through communication platforms across regions and time zones. Some of these platforms include quarterly employee communication sessions, open houses at plants, 360° feedback and focused interviews.

We were recognized as the Best Place to Work in Biotech and Pharma companies in India in Great Places to Work 2013 survey. We ranked 5th among companies with over 10,000 employees and 26th from the over 580 companies that participated in the survey.

Freedom of Association

Our employees, including contract workmen, across operations enjoy freedom of association. We recognize their associations/ unions through a code of disciplines and negotiate on all matters pertaining to service conditions, leading to mutual benefits. We have recognized unions in eight of our manufacturing units in India and all permanent workmen in these units are members of the union. About 5% of our total workforce are members of the union.

Beyond Work

We believe in mixing work with play, in sharing and celebrating our successes as a team. Various platforms are provided for employees to socialize at the corporate, business and unit levels. 'Celebrations', our annual employee event, promotes team spirit and celebrates inclusiveness. At the plant level, multiple cultural events and collective celebrations of successes and birthdays are hosted regularly.

A gymnasium at our corporate office and sports facilities at some of our other locations ensure that our employees are fit and healthy. Yoga classes are conducted at various locations including the corporate office after work hours.

Health and Safety

We adopt carefully-chosen manufacturing practices and processes to ensure safety of our workforce. 'Parivartan', our operations transformation exercise, is driving a new safety and quality paradigm across the organization. We intend to achieve a 'Safety Cultural Transformation' by demonstrating commitment to safety at all levels, line management ownership of safety and capability building in the area of safety.

Our journey has progressed well with safety standards improving significantly and the

TOP: *SMT Members' Parents Meet at FTO*

TABLE 2 STAKEHOLDER ENGAGEMENT PLATFORMS

OUR KEY STAKEHOLDERS	OUR KEY ENGAGEMENT PLATFORMS
EMPLOYEES	
Employees who are the driving forces of the organization, deserve a safe, inclusive and empowering workplace with freedom to act, innovate and grow not just as professionals, but also as individuals	Organization Health Index | Employee Communication meets | In-house Publications Intranet | CEO, COO communication | 360° feedback | Celebrations | Training Programs *For details, refer Dr. Reddy's Sustainability Report's stakeholder engagement section at: www.drreddys.com/sustainability/stakeholder-engagement.asp*
INVESTORS & SHAREHOLDERS	
Investors and shareholders who place trust and financial capital in the organization and expect a steady return on their investment	Analyst Meets | Quarterly Results | Annual Report | Sustainability Report Earnings Calls | E-mail Communication | Official news releases and presentations *For details, refer Dr. Reddy's Sustainability Report's stakeholder engagement section at: www.drreddys.com/sustainability/stakeholder-engagement.asp*
SOCIETY	
Communities across the world, especially the economically weaker sections of society, whose lives are impacted by our social contributions	**Dr. Reddy's Foundation (DRF),** the non-profit arm of Dr. Reddy's Laboratories *For details, refer Principle 8 or Dr. Reddy's Sustainability Report at: www.drreddys.com/sustainability/drf.asp*
Patients and healthcare professionals who rely on today's products and tomorrow's innovations	**Dr. Reddy's Foundation for Health Education (DRFHE)** Patients: Life at Your Doorstep | Living Well programmes | Sparsh Health Professionals: DRFHE PGDHM | Case Manager's program for cancer counselling Inner Circle: Relationship building programs | Abhilasha: Nursing Efficiency program Sarathi: Doctor's Assistant Program *For details, refer Principle 8 or Dr. Reddy's Sustainability Report at: www.drreddys.com/sustainability/drfhe.asp*
CUSTOMERS & PARTNERS	
Insurers, vendors, suppliers, distributors, government, regulators and business partners who support various aspects of our operations	**Customers:** Customer satisfaction survey, Regular business meetings **Business Partners/Vendors:** Vendor meets, Strategic business partner training and development *For details, refer Dr. Reddy's Sustainability Report's stakeholder engagement section at: www.drreddys.com/sustainability/stakeholder-engagement.asp*

awareness and ownership of safety increasing considerably across the organization.

Employees are provided with a free annual health check-up as well as medical insurance. Additionally, we have initiated health awareness programs for our employees including talks and programs on nutrition and weight management. Beyond employee healthcare, we also extend medical support to employees' parents/dependents.

PRINCIPLE 4
STAKEHOLDER ENGAGEMENT

At Dr. Reddy's, we build lasting bonds with all our stakeholders – internal and external, through meaningful deliberations. It helps us review our actions, rethink our roadmap, redress grievances and recognize new avenues for revenues. **Table 2** details our Stakeholder Engagement platforms.

Identification and Interactions

We have identified clusters of stakeholders who are directly and indirectly affected by our operations and have developed targeted engagement mechanisms for each cluster.

A total of 21 shareholder complaints were received and resolved during the FY2014.

PRINCIPLE 5
HUMAN RIGHTS

Meritocracy is highly regarded at Dr. Reddy's. We support and uphold the execution of fair practices and inclusive growth. In October 2010, we became a signatory to the UN Global Compact, supporting the 10 principles of the Global Compact with respect to human rights, labor, environment and anti-corruption. Our Code of Business Conduct and Ethics sets forth high standards of human rights. We condemn non-compliance with any of our principles. This applies to all our Directors,

5th

Best Place to Work in Biotech and Pharma companies in India
(Great Places to Work 2013 survey)

'Well Done' – an employee appreciation platform, was launched during the financial year. It aims at fostering a culture of appreciation in the organization.

BUSINESS RESPONSIBILITY REPORT

9%

Total energy consumed from renewable sources

76

Score in the Carbon Disclosure Leadership Index *(Carbon Disclosure Project)*

We assess each unit's progress on key environmental performance targets and strategize appropriate actions. The objective is to encourage and engage every employee to contribute towards making the organization greener, cleaner and sustainable.

During the year, we reduced energy costs by 8% at Chemical Technical Operations (CTO) from the FY2013 cost base by sourcing power at competitive rates from open access, sourcing coal from e-auction and implementing of various energy conservation measures.

We have undertaken pilot studies to dispose market returned/off specified pharmaceutical goods. To this end, we are working closely with regulators and cement industries to obtain necessary permits to commercialize the process.

employees, subsidiaries and affiliates. A separate Supplier Code of Conduct has been drafted for our suppliers, vendors and service providers.

All individuals are treated with equal dignity at all our offices and plants. They enjoy equal rights and have the freedom to voice their opinion without any inhibitions. Harassment in any form is not tolerated. We do not employ nor encourage any child or forced labor at any of our locations. Anyone found to be engaged in unlawful discrimination is subject to disciplinary action, up to and including termination. In the reporting year, no serious human rights violations were brought to our notice.

In case of new investments, we conduct human rights screenings and also have related assessments for strategic suppliers. Regular HR audits are conducted to ensure compliance with HR principles. Monthly meetings of HR heads from respective departments provide an ideal platform to articulate concerns, if any, and collectively propose and execute refinements.

In the healthcare industry, awareness is not limited to the information printed on the packaging. It also involves managing social perceptions about medical conditions and demystifying myths and fears about them. We have many ongoing initiatives to help generate the right kind of awareness among people.

PRINCIPLE 6
ENVIRONMENT

We believe that climate change is a real and growing challenge for our planet. According to a recently published report (Climate Change 2014: Impacts, Adaptation and Vulnerability) by the Intergovernmental Panel on Climate Change (IPCC), climate change is adversely impacting the life and livelihood of millions of people, globally. Such a scenario, makes it imperative for governments and enterprises to work together to create a greener, cleaner world.

Hence, we work constantly to embed environmental sustainability right at the design and development stage of our products. This approach helps us champion green endeavors that go beyond regulatory compliance. We are spearheading the uptake of Green Chemistry not just within the company, but also within the Indian pharmaceutical industry and the global generics space. Our wastewater recycling plant, commissioned in FY2005, holds the distinction of being the first of its kind in India's pharmaceutical sector.

During the reporting year, 29 significant environment management projects were initiated with an investment of ₹302 million. Detailed below are a few of the initiatives that are helping us raise our green quotient.

Green Roadmap

Our Safety, Health and Environment (SHE) Policy and Principles inspire our workforce to reduce environmental stress. They are also shared with all our stakeholders and efforts are being made to make them responsible towards its compliance. We have also institutionalized an organization-wide Environmental Commitment Statement charting ambitious targets and actionable steps for key environmental performance indicators like a 5% reduction in specific water and specific energy consumptions.

Year-on-year, we assess each unit's progress on the said targets and strategize appropriate actions. The objective is to encourage and engage every employee to contribute towards making the organization greener, cleaner and sustainable.

Our Active Pharmaceutical Ingredients (API) Research & Development (R&D) team has religiously adopted a Green Chemistry metrics system to map synthetic routes to ensure that all the calculated values regarding Atom Efficiency in feasibility, stay constant all the way till commercialization. This system involves:

- Selection of the best environment friendly solvents, catalysts and reagents for the process
- Screening based on physiochemical attributes of solvents

- Optimizing process parameters and operations with energy efficiency in mind

Action against Climate Change

We are committed towards managing climate change both within and beyond our sphere of influence. A culture of conservation has been embedded in our employees and business partners. We continually implement initiatives on several green parameters like clean technology, energy efficiency and renewable energy. During the year under review, 9% of total energy consumed was from renewable sources. We also participated in the Carbon Disclosure Project (CDP) initiative, scoring a 76 in the Carbon Disclosure Leadership Index.

Energy Consumption

Our belief is that the fundamental root of emissions is enhanced energy consumption. Hence, we strive to recreate and redefine processes that help us tread lightly.

During the year, we reduced energy costs by 8% at Chemical Technical Operations (CTO) from the FY2013 cost base by sourcing power at competitive rates from open access, sourcing coal from e-auction and implementing various energy conservation measures. We identified an energy conservation project including a co-generation power plant with an annual savings potential of ₹240 million with a total investment of ₹620 million.

Additionally, various business units implemented energy conservation initiatives such as:

- Project resulting in savings of ₹3.6 million at our Custom Pharmaceutical Services (CPS) unit
- 24 energy conservation projects resulting in savings of ₹55 million at our Formulation Technical Operations (FTO) units
- Better sourcing strategy leading to savings of ₹14.9 million by our Biologics Development Center

We are also planning to implement rooftop solar power plants of 1.1 MW and 1.18 MW at our Bachupally and CTO-SEZ and Vizag campuses, respectively, which will reduce 10% of grid power consumption.

CASE STUDY A

CARE FOR THE PEOPLE, CARE FOR THE PLANET



Members of Dr. Reddy's Romania team

Team Romania of Dr. Reddy's in collaboration with the National Geographic started a project titled 'The Noah's Ark'. This nature conservation project clearly conveys the message about the importance of the Romanian biodiversity and the need for immediate action to protect it. The project conveys this message to the civil society, press, administration and political class through compelling visuals. It has two main features: an itinerant poster exhibition and the editing of an album featuring the most representative fauna species. The exhibition was showcased in the principal cities at prominent locations in Romania. In the last two years, this initiative has garnered wide acclaim of the general public and our customers.

Waste Management

In continuation of our earlier practice of disposing organic waste to cement industries as auxiliary fuel, we have undertaken pilot studies to dispose market returned/off specified pharmaceutical goods. To this end, we are working closely with regulators and cement industries to obtain necessary permits to commercialize the process. We have also taken several initiatives to manage the waste generated, including:

- Identifying specific waste stream from the Ranitidine manufacturing process to recover pure sodium sulphate salts (up-cycling)
- Installing a new onsite incinerator at FTO-4 to dispose hazardous waste accumulated over years
- Replacing the existing Spray Dryer at CTO-2 with ATFDs to comply with directions from the regulator
- Enhancing solvent recovery under our program to achieve cost and capabilities

Reduce

During the year, our effort to reduce environmental footprint was implemented through:

- Installation of 350 KLD RO systems to treat rejects from existing utilities and process ROs, reducing water consumption by 250 KLD at CTO-5
- Installation of an Electro Coagulation unit at CTO-5 to improve quality effluents into RO systems and reduction of chemical consumption of up to 20 tons/month at CTO-5
- Replacement of small cooling towers with a higher capacity under our cooling tower consolidation initiative at CTO-6, resulting in a reduction of 80 KLD fresh water consumption

BUSINESS RESPONSIBILITY REPORT

4

ISO 14001 Environmental Management System certified units

We encourage our people to be vocal on issues they feel deeply about at public forums and help influence policy decisions. Our technical and commercial teams participated in many professional forums, including CII, IPA, Chapters of ICAI and industry round tables.

We replenished fresh water in our units by completing a rainwater harvesting survey at CTO-5 and initiating civil works for the construction of storm water drains.

- Condensate and seal water recovery at BDC CCM-2, resulting in a saving of 30 KLD of fresh water consumption

Recycle

We continued our focus on recycling by installing a new 150 KLD ZLD facility in FTO-1, reducing our fresh water consumption by 25 KLD. Additionally, a new 350 KLD sewage treatment plant was commissioned in FTO-2, reducing our water footprint by 80 KLD.

Replenish

We replenished fresh water in our units by completing a rainwater harvesting survey at CTO-5 and initiating civil works for the construction of storm water drains. We also carried out similar activities at FTO-1 to replenish rainwater with a sequestration potential of 150 KL.

Air Quality

Managing air quality is on our development agenda. We already track particulate matter, NO_x and SO_x emissions and closely follow evolving norms on other pollutants, such as Volatile Organic Compounds (VOCs). Our emissions generated are well within permissible limits fixed by Central and State Pollution Control Boards (PCB).

Over the year, we installed continuous ambient air quality monitoring stations in three API manufacturing units to monitor quality of ambient air. Three more units are in the process of being installed. The results acquired from these units are directly logged into the Andhra Pradesh PCB server. Moreover, proactive continuous VOC monitoring stations are installed at CPS and three API units to improve the quality of ambient air.

Compliance & Beyond

Four of our units are ISO 14001 Environmental Management System certified. We are currently in the process of developing comprehensive internal corporate environmental standards and procedures, which shall provide a framework to:

- Assess potential environmental risks associated with our operations
- Prevent, mitigate and control environmental damage and possible disasters

Our achievements in setting benchmarks in environmental standards included:

- Receiving the Green Manufacturing Excellence Award by M/s. Frost & Sullivan for FTO-3, showcasing sustainable measures incorporated in our manufacturing processes
- Rolling out 21 safety and 2 environmental standards to achieve goal "zero" and reduce our resource footprint
- Participating in Carbon Disclosure Project (CDP), earning a score of 76 in the assessment and being placed in the Carbon Disclosure Leadership Index

Green Value Chain

To strengthen our position in the Green Value Chain, safety awareness sessions were held at the Leadership Academy with Strategic Business Partners (SBP) and Loan Licensing (LL) sites in November 2013. They covered:

- Good safety practices in the manufacture of intermediates and API Products
- Need, selection, use, limitation, maintenance and replacement of Personal Protection Equipment (PPE)
- Emergency Response (Identification of Emergencies and their mitigation measures)

61 members, including plant head, Engineering and Safety personnel, participated in the training sessions from 27 SBP and LL sites.

Additionally, our Program to achieve Cost and Capabilities Excellence (PACE) initiatives during the year included:

- Recovering Acetone which was being sold as a spent solvent in the Clopidogrel EP grade. It was introduced in the CB 23 stage after necessary R&D trials. For Clopidogrel US grade, losses were addressed which resulted in more than 15% improvement in overall recovery
- Recycling Acetone used in Losartan for chasing purpose, where only fresh Acetone was used for manufacturing in ESE 24 stage previously, resulted

in a more than 50% reduction of total Acetone requirement. After the necessary RA approvals for use of recovered solvent in the API stage, the idea was implemented in October 2013

- Implementing process and facility modifications in manufacturing and SRS areas for the use of 2-Butanol in the CB 24 stage of Clopidogrel Bisulphate. The modifications resulted in substantial improvements in overall recovery and reuse of 2-Butanol
- Addressing vent losses in the manufacturing area and improved SRS to enhance overall recovery of Ethyl Acetate used in the LCM 1 and LCM 2 stages in Levitracetum at CTO-6. The ideas were implemented within a very short span of 2 months
- Addressing the loss of Tolulene through aqueous layer, condenser and other vent losses in Quetiapine (both CIP and non-CIP process) for improvement of recovery. The project was implemented in September 2013

These initiatives resulted in an overall savings of US$ 3.22 million.

PRINCIPLE 7
POLICY ADVOCACY

We encourage our people to be vocal on issues they feel deeply about at public forums and help influence policy decisions. During the period under review, our technical and commercial teams participated in many professional forums, including CII, IPA, Chapters of ICAI and industry round tables.

Our Vice-Chairman, Satish Reddy, is the President of the Indian Pharmaceutical Alliance (IPA).

We are members of some of the leading industry bodies and chamber associations in India including:

- Confederation of Indian Industry (CII)
- Federation of Indian Chambers of Commerce and Industry (FICCI)
- Indo American Chamber of Commerce (IACC)
- Indian Pharmaceutical Alliance (IPA)
- Pharmexcil
- Bulk Drug Manufacturers Association (BDMA)
- Indian Drug Manufacturers Association (IDMA)
- CII Green Business Centre
- WWF India
- Federation of Andhra Pradesh Chambers of Commerce & Industry (FAPCCI)


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PRINCIPLE 8
EQUITABLE DEVELOPMENT

At Dr. Reddy's, we own social responsibilities with equal passion and professionalism. We leverage our expertise and resources to scrutinize community needs, develop and pilot new projects, scale them up, assess their impact and once proven successful, collaborate with the government and various Non-Governmental Organizations (NGOs) to roll them out.

We engage with the community at two levels:

- at the vicinity of campuses with the active involvement of our employees; and
- at locations, where we lend support to Non-Profit Organizations, such as Dr. Reddy's Foundation (DRF), Naandi Foundation and the Centre for Social Initiative and Management (CSIM).

While we touch several lives in multiple ways, our focus remains on the three main life-altering areas of Livelihoods, Education and Patient Care.

Local interventions
Uplifting the health quotient of underprivileged patients

Our patient care initiatives are geared towards making life more comfortable for patients – financially, physically as well as emotionally. A key focus area is cancer care. Our well-thought-out initiatives address every facet of patient care — from accessing quality medications, emotional support, treatment interventions, awareness camps to organizing free check-up camps.

TOP: *Child at a Pudami school run by Dr. Reddy's Foundation*

BUSINESS RESPONSIBILITY REPORT

CASE STUDY B

SCHOLARSHIPS FOR EMPLOYEES' CHILDREN



The meritorious recipients of the scholarships

Dr. Reddy's Mexico took a step forward in encouraging superior academic performance of employees' children studying from the second grade onwards till the university level. Children with merit, securing a minimum of 8.5 Grade Point were identified in primary, secondary, high school and university levels.

CASE STUDY C

DR. REDDY'S AND NANHI KALI



Nanhi Kalis receiving the cheque

Dr. Reddy's partnered with Project Nanhi Kali on Facebook. Nanhi Kali is an NGO jointly managed by KC Mahindra Educational Trust and Naandi Foundation. The project provides academic, material and social support to girl children. We launched a Facebook campaign titled 'Share a Pill of Happiness' to make a difference in the lives of girls in India. The campaign had over 1,000 people participating and helped Dr. Reddy's contribute ₹100,000 for the noble cause. The girls of Nanhi Kali interacted with Satish Reddy, Vice-Chairman, who handed over the cheque and some gifts to the special visitors.

Changing the paradigms of rural education

We work to make education more accessible for India's rural children. We believe interventions (Scholarships for Higher Education, Coaching camps, Distributing learning tools) can improve school infrastructure and educational standards.

Empowering Transformations through SMTs

As India's first pharmaceutical company to implement a Self-Managed Team (SMT) initiative, we aim to provide employment to youth from economically disadvantaged communities. The recruitment strategy primarily focuses on rural and semi-urban areas, where employability is a challenge. These students earn, while they learn. Our team members are encouraged to pursue higher education on the completion of which they take on higher responsibilities and grow as professionals or entrepreneurs.

Nation-wide Interventions

Dr. Reddy's Foundation

Dr. Reddy's Foundation (DRF), the non-profit arm of Dr. Reddy's Laboratories, acts as a social change agent, by identifying and pursuing new opportunities to serve the community in two core areas:

LIVELIHOODS

Our livelihood programs work towards enhancing the employability of urban and rural youth.

- **LABS** – Our Livelihood Advancement Business School programs are developed for youth between the ages of 18 and 35, who have limited opportunities and inadequate skill sets. To enable these youth to gain a foothold in today's competitive job market, LABS equips them with job-specific skills, soft skills and placement linkages. Currently, DRF operates 75 LABS centers across 19 states and has generated over 2,92,834 livelihoods till date.

- **Rural Livelihoods Program** – In FY2014, 7,639 farmers benefited through 5,946 substantive interventions of this program.

- **LABS-PWD** – Our LABS-People With Disabilities (PWD) program was successful in generating 1,610 livelihoods during the financial year.

- **SRI (Skilling Rural India)** – Our SRI initiative helps rural youth gain skills, which translate into rural employment generation, despite pressing problems like need for migration, poor income, isolation from family and village life, the tribulations of adjusting to an urban way of life and the poor retention rate. Apart from technical training, the SRI training module also comprises life skills training.

EDUCATION

DRF strives to provide various opportunities for learning to those who have never been to school, or have dropped out. It also works to improve the quality of education in schools through diverse initiatives and programs. We work with a well-woven fabric of stakeholders, communities, official institutions and schools to encompass children from all walks of life and to introduce them to mainstream education.

DRF's education initiatives include: Education Resource Centre (ERC) | Pudami Neighbourhood Schools and English Primaries | Kallam Anji Reddy Vidyalaya (KARV) | Special School for Homeless Children | Kallam Anji Reddy Vocational Junior College (KAR-VJR) | Yuva Youth Learning Centres | Non-Residential Bridge Centres (NRBCs) and Residential Bridge Centres (RBCs).

For more details please refer: www.drreddysfoundation.org.

Dr. Reddy's Foundation for Health Education (DRFHE)

DRFHE works in collaboration with the medical fraternity to facilitate an integrated multidisciplinary approach to good health.

EDUCATION AND TRAINING INITIATIVES

The aim of our education and training initiatives is to bring about a transformation in patient care by teaching as well as imparting soft skills and life skills training to healthcare stakeholders via focused programs such as:

- **Abhilasha** which trains nurses to sharpen their skills and self-confidence
- **Sarathi** which enhances skill-sets of doctors' assistants
- **Inner Circle** which teaches patient-handling skills to young doctors (PGs)
- **Sanjeevani** which helps pharmacists improve their skills and develop empathy towards customers
- **Aakriti** which empowers dentists to sharpen their skills
- **Disaster Preparedness Workshop** which trains hospital staff towards efficient crisis management

HEALTHCARE AWARENESS

Awareness for Life is aimed at spreading awareness about lifestyle diseases among Corporate India.

PATIENT INITIATIVES

Life at Your Doorstep (LAYD) is a well-equipped medical van, which dispatches a team of doctors, nurses and patient counsellors to provide home care for terminally ill patients.

Aastha sensitizes doctors and nurses to palliative care and increases their awareness levels.

For more details, please refer: www.drreddys.com/sustainability/drfhe.asp.

PRINCIPLE 9
CUSTOMER VALUE

Every day, our products provide affordable medical care and impact the lives of millions of patients, globally. Therefore, we remain committed to ensuring 360° customer value – safety, efficacy, cost-competency, accessibility, transparency

7,639

Farmers benefited through Rural Livelihoods Program

1,610

Livelihoods generated through LABS-PWD Program

The CSR initiatives undertaken by our PSAI business were recognized as 'Asia's Best CSR Practices for 2013' by CMO Asia and World CSR Day.

We remain committed to ensuring 360° customer value – safety, efficacy, cost-competency, accessibility, transparency and accountability. Pharmacovigilance, Safety by Design, pharmacopeia adherence and bioethics are active ingredients in our product development formula.

BUSINESS RESPONSIBILITY REPORT

CASE STUDY D

E-HYPERTENSION ACADEMY


HYPERTENSION
ACADEMY

Launch of e-Hypertension Academy, Hyderabad

On the occasion of World Hypertension Day, Team Aqura-HG launched a leaning initiative called the 'e-Hypertension Academy' in Hyderabad. There were 34 eminent cardiologists and 115 consulting physicians who attended the seminar held by the partnership of Association of Physicians in India (API) and Dr. Reddy's. The objective of the programme was to upgrade the knowledge and expertise of practising physicians in the field of hypertension. The program was webcast live across 50 locations, connecting over 1,200 physicians across India.

CASE STUDY E

INDIAN BREAST CANCER RESOURCE (IBCR)


IBCR
Home
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IBCR Repository
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Indian Breast Cancer Repository
Editorial Board

Homepage of IBCR website

The world's first-of-its-kind country-specific online repository on breast cancer (www.ibcr.in) helps facilitate cancer research by assimilating relevant information from various sources. In addition, the information platform maintains contributions from more than 60 oncologists from various parts of India. The insights focus on treatment strategies, side effects and management of breast cancer from the Indian perspective.

and accountability. Pharmacovigilance, Safety by Design, pharmacopeia adherence and bioethics are active ingredients in our product development formula.

The following steps help us ensure that we are worthy of the trust our customers repose in us:

360° Safety Commitment

Whether products or processes – safety comes first at Dr. Reddy's. We adhere to globally-recognized, safety benchmarks like the International Conference on Harmonization (ICH) guidelines and have instituted a comprehensive safety assurance model that weeds out safety and quality hazards from the development stage of a product to its end distribution.

Pharmacovigilance

The Pharmacovigilance (PV) and Clinical Management groups are key arms of our organization that guard our medicines against adverse effects, if any. The Pharmacovigilance team intervenes at an early stage, rather than acting as a watchdog.

We incorporate global Pharmacovigilance mandates across the entire product development lifecycle. We have put in place structured processes to monitor signals and events across the world and identify cause-effect relationships. Toll-free numbers have been set up globally, in various countries, to facilitate the reporting of adverse events and a Drug Safety Assessment and Reporting team is in place to administer swift action.

Addressing Counterfeit

Apart from IP infringements and reputation drain, counterfeit drugs are the biggest risk to a patients' health, besides causing huge sales losses to the healthcare industry. At Dr. Reddy's, we have deployed a robust process to prevent counterfeiting of our products. Some of the key systems and initiatives we have instituted to avert this breach include:

- Use of a specific sequence for batch numbering, manufacturing and expiry date

- Use of hologram stickers
- Employment of specialized printing techniques to safeguard products from cheap counterfeits
- Implementation of a coin reactive zone

Customer Awareness

Medicines are a product category, where even a slight misappropriation of information could lead to fatalities. We ensure that this responsibility towards our customers is demonstrated throughout our marketing and promotional material and all information is provided in an unambiguous and precise manner.

At all times, we seek to engage with our customers in utmost transparency and accountability. We keep them updated about the composition and effects of our pharmaceutical products. Literature pertaining to promotional content or any Customer Relationship Management activity, scientific seminar and symposium, among others, undergoes a stringent authentication process by our Product Management and Medical Affairs teams. Our Professional Sales Representatives (PSRs) undergo in-depth training to become well versed with product information and communication skills. Our in-house Medical Affairs Team addresses queries from PSRs and doctors, regarding our products, within 48 hours.

During FY2014, over 21,000 man-days of training was provided to trainee Professional Sales Representatives (PSRs). Training Managers also provided On-Job-Training (OJT) to select PSRs as joint fieldwork, amounting to over 500 man-days in FY2014. Additionally, over 4,500 man-days of training was provided to the field force through various e-learning courses.

However, awareness in the healthcare industry is not limited to information printed on packages. It also encompasses social perceptions about medical conditions and debunking myths and fears related to them. Hence, we have multiple initiatives that help generate awareness among people.

PromOTE India is an initiative that encourages early detection, awareness and diagnosis, which helps prolong lives of cancer patients. The initiative works by connecting Oncologists and General Practitioners (GP), which in turn empowers GPs and other non-oncology doctors to detect cancer early. We also run 'Lymphoma Awareness', an interactive campaign on radio channels across India, where eminent oncologists address listeners' queries on the subject.

ROSHINI is an initiative to diagnose all undetected diabetic cases in India. Launched in November 2008, the initiative includes activities like glucose screening camps at doctors' clinics and talks at schools, which provide children information about diabetes, obesity, diet pattern and physical activities to help prevent diabetes.



Management Discussion and Analysis

We are an integrated global pharmaceutical company committed to providing affordable and innovative medicines through our three core business segments: Global Generics, Pharmaceutical Services and Active Ingredients and Proprietary Products.

Notes: (1) FY2014 represents fiscal year 2013-14, from 1 April 2013 to 31 March 2014, and analogously for FY2013 and previously such labeled years. (2) Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on the Company's consolidated IFRS financial statements.

TOP: *Technology Development Center, The Netherlands*

- **Global Generics** includes our branded and unbranded prescription and Over-The-Counter (OTC) drug products business and also includes the operations of our Biologics business;
- **Pharmaceutical Services and Active Ingredients (PSAI)** consists of our Active Pharmaceutical Ingredients (API) and Custom Pharmaceutical Services (CPS) businesses; and
- **Proprietary Products** comprises of our New Chemical Entities (NCEs), Differentiated Formulations and our dermatology focused specialty business.

We have a presence in the regulated markets such as the United States, the United Kingdom and Germany, as well as in other key markets such as India, Russia, Venezuela, Ukraine, Romania, South Africa and certain countries of the former Soviet Union.

Given below is a brief outline of the businesses. Further details are to be found in subsequent sections of this chapter.

HIGHLIGHTS FOR FY2014

CONSOLIDATED NET REVENUE

₹132.2 bn ↑ 13.7% YoY

US$ 2.20* billion

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

₹33.2 bn ↑ 19.3% YoY

25% of consolidated revenue

PROFITS BEFORE TAX (PBT)

₹26.6 bn ↑ 22.7% YoY

US$ 443* million

PROFITS AFTER TAX (PAT)

₹21.5 bn ↑ 28.2% YoY

16% of consolidated net revenue

CASH & CASH EQUIVALENTS AND OTHER INVESTMENTS

₹33.5 bn ↑ 50.3% YoY

as on 31 March 2014 (US$ 559* million)

**US dollar values based on the convenience translation rate as on 31 March 2014, i.e. US$ 1 = ₹60*

GLOBAL GENERICS (GG)

- **Revenue from Global Generics for FY2014 increased by 27.4% and stood at ₹105.2 billion** — driven largely by North America and the emerging markets.
- **Revenue from North America for FY2014 was ₹55.3 billion, recording a year-on-year growth of 46.1%.** Growth was largely driven by key 'complex to make' products launched during the year. Nine new products were launched during the year; the major ones being decitabine, azacitadine, zolendronic acid (5 mg/100 mL), divalproex ER and donepezil 23 mg. There was also a significant increase in the market share of key existing products such as metoprolol succinate and atorvastatin. FY2014 also saw 13 product filings in the USA. Cumulatively, 62 Abbreviated New Drug Applications (ANDAs) are pending for approval from the US Food and Drug Administration (USFDA). Of these, 39 are Para IVs — out of which we believe nine to have 'First to File' status.
- **Revenue from Emerging Markets for FY2014 was ₹27.2 billion registering a year-on-year growth of 21.1%.** Within Emerging Markets:
  - Revenue from Russia and other CIS markets was ₹19.8 billion recording a growth of 17.2%.
  - Revenue from the Rest of World (RoW) territories was ₹7.4 billion growing at 33%.
- **Revenue from India for FY2014 was ₹15.7 billion achieving a growth of 7.9%.**

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS (PSAI)

- **Compared to the previous year, revenue from PSAI in FY2014 declined by 21.9% to ₹24 billion.** This was on account of decreased sales of Active Pharmaceutical Ingredients (APIs) as some of our key customers lost market shares during the year, coupled with lower sales from "launch molecules" vis-à-vis the previous year.

MANAGEMENT DISCUSSION AND ANALYSIS

CHART A

THE GLOBAL PHARMACEUTICAL MARKET
US$ BILLION



OTHERS
PHARMERGING
DEVELOPING
965
119
224
622
1,200
144
388
668
2012
2017

Source: IMS Institute for Health Informatics (IIHI), November 2013.

- **During the year, 61 DMFs were filed globally,** including 12 in the US and 13 in Europe. The cumulative number of DMF filings as of 31 March 2014 is 631.

OUTLOOK FOR THE GLOBAL PHARMACEUTICAL INDUSTRY

The global pharmaceutical market is expected to reach US$ 1.2 trillion in 2017, up from US$ 0.96 trillion in 2012, growing at the compound annual growth rate (CAGR) of 4.5% over the five-year period.[1]

- Developed markets[2] will account for more than half of the business even in 2017, or approximately US$ 668 billion in value.
- Simultaneously, with a higher CAGR of around 11.6%, the pharmerging markets[3] will significantly increase their share from 23% of the market in 2012 to 32% in 2017.

Refer **Chart A.**

Over the next few years, different factors will drive growth in developed and pharmerging markets detailed in **Table 1**:

Another way to look at the growth of the global pharmaceutical market is the mix between branded and generic drugs. Here are the estimates the IIHI provides:

- The market for branded drugs is expected to grow modestly to reach US$ 620 billion in 2017.
- The generic drugs market is expected to grow at a CAGR of 10.5%, from around US$ 260 billion in 2012 to about US$ 430 billion in 2017.
- Generic medicines will meet a significant part of increasing global demand, rising from a market share of 27% in 2012 to 36% in 2017.
- The share of generics is expected to rise everywhere: (i) in developed markets from 16% in 2012 to 21% in 2017; (ii) in pharmerging markets from 58% to 63%; and (iii) in the rest of the world from 27% to 31%.

Refer **Chart B.**

OPPORTUNITIES

CHANGING DEMAND

Growth will arise from different factors in the developed and pharmerging markets. Major factors shaping demand in developed markets include:

- **The shift to generics:** A large proportion of spending is steadily moving to generic drugs. In the US, 34% of 2012 brand spending, or US$ 83 billion in value, will shift to generics at substantially lower prices. In Canada, this proportion will be 30%. And in other developed markets, 22% of average brand spending will be exposed to generics competition.
- **Increased access to medicines in the US due to healthcare reform:** The Patient Protection and Affordable Care Act in the US aims to extend public and private insurance coverage to an increasingly larger share of the population. Once fully implemented, it will increase the access to medicines for the public, which should boost demand.

TABLE 1 GROWTH DRIVERS IN DEVELOPED AND PHARMERGING MARKETS

DEVELOPED MARKETS	PHARMERGING MARKETS
Slow economic recovery	Moderate economic growth — but higher than the developed markets
Fiscal austerity measures affecting healthcare spends	Government reforms gradually improving quality and reach of national and sub-national healthcare systems
Competitive pricing due to growing involvement and influence of health insurance companies	Improved state and private insurance funding with wider reach across population groups
Patent expiries resulting in greater generics penetration	Demographic and epidemiologic changes
Growing availability of lower cost generic substitutes	Growing disposable incomes and affluence
Slower uptake of new and more expensive, innovative medicines	Increasing prevalence of lifestyle related heath disorders

1 Source: IMS Institute for Health Informatics (IIHI), Global Use of Medicine: Outlook Through 2017, November 2013.

2 Developed markets are defined as the US, Japan, the top five European countries (i.e. Germany, France, Italy, Spain and the UK), Canada and South Korea.

3 Pharmerging markets are defined as those with more than US$1 billion absolute spending growth over 2013-17 and with a GDP per capita of less than US$ 25,000 in terms of purchasing power parity. These can be classified as: Tier 1 has China; Tier 2 comprises Brazil, India and Russia; Tier 3 consists of Mexico, Turkey, Venezuela, Poland, Argentina, Saudi Arabia, Indonesia, Colombia, Thailand, Ukraine, South Africa, Egypt, Romania, Algeria, Vietnam, Pakistan and Nigeria.

CUSTOMER CONSOLIDATION

Major alliances between pharmaceutical wholesalers, distributors and retail chains across the US and parts of Europe will have an impact on demand pattern. These alliances will help large buyers to optimize generic drug purchases through wholesalers selling to distributors and manufacturers selling to wholesalers or distributors. While this trend will erode price points faster than otherwise, it is expected that manufacturers with reliable, high volume and high quality supply will get preferred status.

AGEING POPULATION

Improving medical reach, increasing life expectancy and decreasing mortality along with declining fertility have created ageing populations in developed countries, as well as in some developing countries, such as China. Consider the facts depicted in **Chart C.**

In 1985, a year after Dr. Reddy's was founded, the number of people in the world aged 60 years or above was less than 433 million, or 8.9% of the global population. Two decades later, in 2005, the absolute number of people aged 60 years and above exceeded 672 million. This group now accounts for 10.3% of the global population. By 2025, this group will comprise almost 1.2 billion people, or 14.8% of the population. By 2050, there will be over 2 billion such people in the world, accounting for over 21% of the population. This major change will impact both the quantity and the pattern of medicine consumption.

BIOLOGICS AND BIOSIMILARS

Increasing demand for biologic drugs will also drive growth in both developed and pharmerging markets. Medical science has substantiated that, where possible, 'living cell-based' therapy can be more effective than their chemical drug equivalents in treating complex diseases such as cancer and auto immune disorders. Growth in this sphere is expected to outpace overall pharmaceuticals growth to reach approximately US$ 220 billion in value, or to 20% of the total market value by 2017. This growth will be driven primarily by Monoclonal Antibodies (MAbs) and human insulin.

Though beneficial, biologics are large-molecule drugs and are inherently complex to develop and manufacture. This increases the cost for innovator companies and makes treatment very expensive. Very few organizations in the world are capable of developing and making such products. This has begun to open the opportunity for biosimilars, i.e. generic versions of branded biologic drugs. Various developed and developing nations are working on biosimilars approval processes to decrease the cost of treatment.

Currently, biosimilars account for less than 1% of the total branded biologic drug spends in the developed markets and around 10% of those in pharmerging markets. This will increase significantly in the years ahead.

INCREMENTAL INNOVATION

There is a recent trend in the industry wherein an increasing number of generic pharmaceutical companies are increasing their portfolio through incremental innovation to create new specialty products that address unmet patient needs. Typically, these are directed towards: (a) known molecules, or those with proven efficacy, (b) reduced cost and risk of development, (c) shorter timelines and (d) offering greater convenience and compliance over the existing options. Regarding IP protection in the US, these products are eligible for

CHART B

GLOBAL DEMAND FOR PHARMACEUTICAL PRODUCTS, 2012 AND 2017

%, US$ BILLION


BRAND
GENERIC
OTHERS
DEVELOPED
2012 72% 16% 12% US$ 622 bn
2017 67% 21% 12% US$ 650-680 bn
PHARMERGING
2012 31% 58% 11% US$ 224 bn
2017 26% 63% 11% US$ 370-400 bn
REST OF THE WORLD
2012 57% 27% 16% US$ 120 bn
2017 52% 31% 17% US$ 125-155 bn
WORLD
2012 61% 27% 12% US$ 965 bn
2017 52% 36% 12% US$ 1,170-1,200 bn

Source: IMS Health Thought Leadership, September 2013.

CHART C

GROWTH OF OLDER PEOPLE

'000 persons, % of population ≥ 60


2,250,000
2,000,000
1,750,000
1,500,000
1,000,000
750,000
500,000
250,000
IN '000 PERSONS
22.5
20
17.5
15
12.5
10
7.5
5
2.5
0
% OF POPULATION ≥ 60
POPULATION ≥ 60
% OF POPULATION ≥ 60
1970
1975
1980
1985
1990
1995
2000
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050

Source: United Nations, Population Division, World Population Prospects, The 2012 Revision.

MANAGEMENT DISCUSSION AND ANALYSIS

(i) three-year data exclusivity with efficacy studies and (ii) seven-year orphan indication, where relevant.

In India, Dr. Reddy's has a similar business model of focusing on incremental innovation. On the global scale, Teva Pharmaceuticals has also announced a similar program.

BUSINESS CONSOLIDATION

Regulatory pressure is building in pharmaceutical industry in terms of (a) development, (b) approval, (c) pricing and (d) cost containment. While the larger companies can access big pockets to combat these forces, the unreliable situation that relatively smaller firms face is aggravated by significantly constricted credit. Against this backdrop, many pharmaceutical companies are turning to mergers and acquisitions as a way to bolster their pipelines and improve efficiencies. This kind of inorganic growth has been quite prevalent in developed markets in the recent past. Now, although at a nascent stage, developing nations too are witnessing similar M&A trends.

CHALLENGES

ECONOMIC UNCERTAINTY

At the end of the fifth year since the beginning of the global economic slowdown, macroeconomic indicators are improving, but at a slower than expected rate. Growth is minimal in developed countries and lower-than-expected in developing nations. This has created uncertainty about how global and national economies will shape up in the future — which can directly affect healthcare spends as these form a large part of national budgets of almost all developed and some emerging market economies. Various policy approaches ranging from generic-drug preferences to reference or tender-driven pricing models have come into play. These are expected to intensify, with their corresponding impact on the global pharmaceutical industry.

HEIGHTENED REGULATORY OVERSIGHT

Across the globe there has been an increase in the involvement of governments and their regulatory agencies in a number of areas that are impacting the pharmaceutical industry. These include:

- **Marketing codes:** All pharmaceutical companies attempt to update doctors on the latest information about the latest trends, innovations and beneficial effects of newer formulations and injectable products. *Dr. Reddy's, for instance, follows a strict marketing code in dealing with medical practitioners across all geographies that usually exceeds the standards laid down by the national regulators. However, in recent times, governments are putting in place even tighter standards in this area.* While we welcome the change in standards as these are intended to safeguard patients' interests, it needs to be recognized that such interventions impose higher cost of sales.
- **Quality standards:** There has been a sharp increase in the frequency of site inspections by international regulatory agencies. Quite often, these are surprise inspections. Any significant slip in standards usually results in an immediate ban on the production unit. It needs emphasizing that *Dr. Reddy's follows strict quality, safety and Good Manufacturing Practice (GMP) standards across all its production facilities, which incorporate regular internal programs on quality and safety awareness and production discipline along with the advice of specialized quality consultants.*
- **Barriers to competition:** In certain developed and pharmerging nations, there has been a rise in the use of tariff and non-tariff barriers to support domestic manufacturers against foreign competition. These involve raising import duties, prohibiting certain imports and creating price differentiation and other interventions to promote locally manufactured products. For example, in 2009, Russia initiated its 'Pharma 2020' program with the goal to increase the share of locally produced medicines up to 50%. To achieve this, the program has laid out objectives such as developing the local production and technological capabilities, fostering R&D for innovative medicines, protecting the internal market against what it considers unfair competition and others. Such interventions are expected to intensify in some developed and pharmerging markets and, therefore, may affect global pharmaceutical companies that export to several regions.

RISING COSTS

Developing new medicines is becoming an increasingly expensive business, although how expensive, is the subject of fierce debate. The combination of incremental innovation by key generics players and rising annual average costs per approved new molecule pose a major challenge in the long run, especially for the global pharmaceutical majors in a milieu where most of them are facing imminent falls off the patent cliff.

DR. REDDY'S MARKET PERFORMANCE, FY2014 VERSUS FY2013

Refer **Table 2** for a snapshot of our geography-wise performance for FY2014.

NORTH AMERICA (NA) GENERICS

The US is the largest pharmaceutical market in the world. Generic penetration in the US has jumped from approximately 70% of prescriptions to around 85% over the last 5 years and is expected to increase further, aided by patent expiries and with health providers and insurers attempting to cut their pharmaceutical costs. The market share in terms of total prescriptions of generics manufactured by Indian companies has increased from around 12% in 2008 to the region of 26% in 2013.

As mentioned in the earlier section, there has been a clear trend towards (a) consolidation among pharmaceutical wholesalers/ distributors and pharmacy chains and (b) increasing competition in the generics space. Taken together, these two factors have created pressure on price realization among the existing generic manufacturers.

In such a scenario, Dr. Reddy's North America Generics (NAG) operations' revenues increased by 46% to ₹55,303 million in FY2014.

This growth was largely contributed by new product launches, as well as improved market share in key existing molecules such as metoprolol succinate and atorvastatin.

Overall, the focus has been on launching difficult to make products which are likely to provide a sustainable stream of cash flows over the coming years. In this direction, we reached two key milestones in FY2014:

a) Laying the foundation for our growing complex injectable portfolio. Our top five injectable products contributed to more than US$ 200 million for the year.
b) The non-injectable space also saw some good launches, especially divalproex extended release and donepezil 23 mg.

Dr. Reddy's OTC portfolio continues to be a significant component of the overall performance. We are currently ranked 2nd in the store brand OTC space. This segment is poised for rapid growth in the coming years with increasing coverage and prescription to OTC switches.

Strong capabilities, efficient processes and systems, established sales and distribution networks and better execution have fuelled this year's growth. Continued focus on developing niche limited competition products and investing prudently to build capabilities in key areas should continue to aid growth in the foreseeable future.

EMERGING MARKETS: RUSSIA, CIS AND THE REST OF THE WORLD (ROW)

RUSSIA

According to the IMS, the Russian pharmaceutical market is expected to grow at a CAGR of 12% between 2012 and 2017, driven by personal income growth and governmental reforms to increase access to healthcare. In FY2014, however, the nation faced several challenges, three of which are given below.

- **The Ukraine crisis:** There has been an economic slowdown at the start of 2014 as the Ukraine crisis forced investors to pull money out of the country. In the first three months of 2014, the Rouble lost 9% against the US Dollar, making imports more expensive, while investors pulled out some US$ 70 billion out of the country, more than in all of 2013.
- **Business environment:** Investments rose by a modest 1.8% in 2013 compared to 9.1% in 2012, largely due to an unpredictable business environment.

NORTH AMERICA GENERICS HIGHLIGHTS

46%

Growth in Sales, YoY, to reach ₹55.3 billion

9

New products launched

13

New product filings made, including one New Drug Application (NDA) under section 505(b)(2)

RUSSIA GENERICS HIGHLIGHTS

16%

Growth in Revenue, YoY, to reach ₹16.3 billion

According to IMS Health, Dr. Reddy's sales value and volume growths for 12 months ended March 2014 were 7.7% and 4.1%, respectively versus a market value growth of 1.9% and a market volume decline of 5.0%.

34%

OTC sales as a percentage of total sales. Dr. Reddy's Rank in the OTC market improved by 5 positions *(IMS Health)*

TABLE 2 THE COMPANY'S REVENUES ₹ million

	FY2014		FY2013		RATE OF GROWTH, FY2014 VS. FY2013
	₹	%	₹	%	
Global Generics (GG)	**105,164**	**80%**	**82,563**	**71%**	**27.4%**
North America	55,303	53%	37,846	46%	46.1%
Europe	6,970	7%	7,716	9%	(9.7%)
India	15,713	15%	14,560	18%	7.9%
Russia and CIS	19,819	19%	16,908	20%	17.2%
Rest of the World (RoW)	7,359	7%	5,533	7%	33.0%
PSAI	**23,974**	**18%**	**30,702**	**26%**	**(21.9%)**
North America	3,820	16%	5,744	19%	(33.5%)
Europe	9,058	38%	12,007	39%	(24.6%)
India	3,787	16%	4,638	15%	(18.3%)
Rest of the World (RoW)	7,309	30%	8,313	27%	(12.1%)
Prop. Products and Others	**3,032**	**2%**	**3,001**	**3%**	**1.1%**
Total	**132,170**	**100%**	**116,266**	**100%**	**13.7%**

MANAGEMENT DISCUSSION AND ANALYSIS

ROW GENERICS HIGHLIGHTS

33%

Growth in Revenue, YoY, to reach ₹7.4 billion

53%

Growth in Revenue from Venezuela despite a major devaluation of currency

INDIA GENERICS HIGHLIGHTS

8%

Growth in Sales, YoY, to reach ₹15.7 billion

According IMS Health data, the Company's sales growth for the 12-months ended March 2014 was 12.2% versus a market growth of 9.9%.

11

New products launched including Metsmall® and Optidoz®

7%

Total revenue accounted for by Biosimilar products

- **Physician-medical representative interaction:** Tougher regulations on interaction between pharmaceutical companies and medical professionals will require new access strategies. These involve key account management approaches and, more gradually, greater use of digital communication. Face-to-face detailing will, however, still be critical to the promotion of new drugs.

Taking these factors into consideration, volumes in the Russian pharmaceutical space declined by 5.0% in FY2014 (IMS). Relatively speaking, therefore, Dr. Reddy's did well with a volume growth of 4.1%. In value terms, our revenues in Russia grew by 16% to ₹16.3 billion. This growth has been driven by:

a) increased market coverage;
b) enhanced field force effort on the major brands in the prescription segment; and
c) increased focus on the OTC portfolio.

OTC continues to lead the growth at 22% – driven by top brands such as Cetrine and Nise Gel. As per IMS Health, we are the 3rd fastest growing company among the top 25 in the OTC space and have gained five ranks compared to FY2013. In the prescription segment, we are ranked 13th, with a growth faster than the market both in terms of value and volume.

OTHER CIS COUNTRIES

Dr. Reddy's CIS presence is in Ukraine, Kazakhstan, Uzbekistan and Belarus. Revenues from other CIS countries grew by 22% to ₹3.5 billion in FY2014. Growth in CIS as a whole is largely on account of increasing business in the Ukraine market which remains unaffected despite serious political issues. The focus area for these markets is on improving the portfolio with differentiated prescription and OTC products through both in-house manufacturing and in-licensing deals.

REST OF THE WORLD (ROW)

RoW for Dr. Reddy's includes markets like Venezuela and South Africa which have experienced high growth rates in the past few years – in addition to Australia, New Zealand and markets in Southeast Asia.

Venezuela has been one of the fastest growing RoW geographies for Dr. Reddy's with a growth of 53% compared to the previous year. This has taken place notwithstanding numerous challenges such as: (a) sharp currency devaluation, (b) continued protests against the incumbent government, (c) massive inflation running at over 60% per annum and (d) an unsettled and agitated population due to periodic non-availability of essential goods. Our increased market share has been on account of effective sales and marketing efforts backed by timely supplies.

South Africa reported a moderate growth of 6% in the current year on account of economic challenges leading to market slowdown and limited GDP growth. However, we retained the 9th rank in the overall generics market.

Dr. Reddy's will continue to grow in these markets on the back of a differentiated portfolio introductions and a conscious movement towards the OTC segment over the coming years.

INDIA

India's pharmaceutical market is expected to grow at a CAGR of approximately 16%, driven primarily by favorable demographics including country's aging population, changing disease profiles, growing affluence and disposable income and increasing provider penetration.

Despite the hit due to price caps on the National List of Essential Medicines, 2013 (NLEM 2013) for some of our larger brands, the growth momentum of Dr. Reddy's in domestic formulations in FY2014 continued to beat the overall market, as it had in FY2013. According to the IMS report for the trailing 12-month period ended 31 March 2014, the Company's MAT (Moving Annual Total) sales growth stood at 12.2% against a market growth of 9.9%.

Dr. Reddy's India business saw strong performance of the top brands within the portfolio, which contributed close to 50% of sales. More than two-thirds of the top brands beat their respective market growths as reflected in the IMS data. Even brands affected by NLEM 2013 displayed sizable volume growth due to strong price elasticities and specific actions to drive market expansion by leveraging lower NLEM 2013-driven prices.

The domestic formulations business launched 11 new products in the market with enhanced emphasis on first-to-market and differentiated products. Significant product innovations were introduced such as Optidoz®, which is a unique low dose combination of three anti-hypertensive drugs and Metsmall®, which is a smaller size, easier-to-swallow Metformin tablet to treat Type II diabetes.

In the course of FY2014, we increased our field force coverage in many high-growth, super-specialty areas such as oncology, nephrology, urology, hepatology and rheumatology to drive growth for our differentiated products and biosimilars. Additionally, two new sales teams were launched to tap the growth potential from the government institutions and corporate hospitals segments. Multiple technology-based, patient-care services were also piloted for super-specialty drugs and chronic conditions to drive better patient outcomes through therapy adherence and patient counseling.

PHARMACEUTICAL SERVICES AND ACTIVE INGREDIENTS (PSAI)

FY2014 was a challenging year for the PSAI business with revenues declining by 22% compared to FY2013. Decreased sales of Active Pharmaceutical Ingredients was primarily due to some of our key customers losing market shares during the year, coupled with lower sales from 'launch molecules' vis-à-vis the previous year. The pharmaceutical services business also saw a slowdown in the demand for custom services from some of our innovator company customers. However, being vertically integrated, the API business continues to support our Global Generic launches.

Asia Pacific is fast becoming a dominant player in the global API business, both in terms of supply and demand. Countries such as India and China have become global hubs for API outsourcing, primarily due to their low cost of production and strong domestic demand. However, the industry is also facing some challenges, with newer market entrants increasing competition and eroding API prices. Mergers, collaborations, high levels of cost competency and optimal inventory management are strategies that have been noticed across the API industry in order to survive and grow.

Dr. Reddy's is one of the highest Drug Master File (DMF) filers worldwide. During FY2014, we filed 61 DMFs globally, including 12 in the US, 13 in Europe and 36 in other markets. The cumulative number of DMF filings as on 31 March 2014 was 631.

FINANCIALS

CONSOLIDATED FINANCIALS

Table 3 overleaf gives the abridged IFRS consolidated financial performance of Dr. Reddy's for FY2014 compared to FY2013.

REVENUES

Revenues increased by 14% to ₹132,170 million in FY2014. Revenue growth was largely driven by our Global Generics segment's operations in the US and 'Emerging Markets' (which comprises Russia, other countries of the former Soviet Union and certain other countries from our Rest of the World markets).

GROSS PROFIT

Gross profit rose by 25% to ₹75,801 million in FY2014. This translates to a gross profit margin of 57.4% in FY2014 versus 52.1% in FY2013. The gross profit margin for Global Generics was 65.8%; and for the PSAI business, it was 20.2%. After accounting for the favorable currency effect in FY2014, the factors that positively affected gross profit margins for the Global Generics segment were:

- higher contribution from new product launches with better margins; and

PSAI HIGHLIGHTS

22%
Decline in Revenue, FY2014
₹24 billion

3rd
Largest API seller in the world

18%
Of the Company's total revenue contributed by PSAI

631
Cumulative DMF filings as on 31 March 2014

Sales of 'launch molecules' refer to sales of API to generic customers to support their generic product launches related to impending patent expirations.

MANAGEMENT DISCUSSION AND ANALYSIS

TABLE 3 CONSOLIDATED FINANCIAL PERFORMANCE ACCORDING TO IFRS (₹ million)

PARTICULARS	FY2014		FY2013		GROWTH %
	₹ MILLION	%	₹ MILLION	%	
Revenues	**132,170**	**100%**	**116,266**	**100%**	**14%**
Cost of revenues	56,369	43%	55,687	48%	1%
Gross profit	**75,801**	**57%**	**60,579**	**52%**	**25%**
OPERATING EXPENSES					
Selling, general and administrative expenses	38,783	29%	34,272	29%	13%
Research and development expenses	12,402	9%	7,674	7%	62%
Other operating (income)/expense	(1,416)	(1%)	(2,479)	(2%)	(43%)
Results from operating activities	**26,032**	**20%**	**21,112**	**18%**	**23%**
Net finance income	400	0%	460	0%	(13%)
Share of profit of equity accounted investees, net of income tax	174	0%	104	0%	67%
Profit before tax	**26,606**	**20%**	**21,676**	**18%**	**23%**
Tax expense	(5,094)	(4%)	(4,900)	(4%)	4%
Profit for the year	**21,512**	**16%**	**16,776**	**14%**	**28%**
Diluted EPS (₹ per share)	**126.04**		**98.44**		**28%**

TABLE 4 CONSOLIDATED CASH FLOW UNDER IFRS (₹ million)

PARTICULARS	FY2014	FY2013
Opening cash and cash equivalents	**5,054**	**7,379**
Cash flows from:		
(a) Operating activities	19,463	13,317
(b) Investing activities	(16,620)	(13,944)
(c) Financing activities	(217)	(1,792)
Effect of exchange rate changes	771	94
Closing cash and cash equivalents	**8,451**	**5,054**

- higher price realizations from existing products.

Similarly, factors that negatively affected gross profit margins for the PSAI segment were:

- increased pricing pressures on key products; and
- decrease in the proportion of sales of higher gross margin products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

SG&A expenses including amortization increased by 13% to ₹38,783 million in FY2014. This was primarily due to the rise in manpower expenses, sales and marketing costs and the unfavorable effect of the rupee depreciating against multiple currencies. SG&A expenses accounted for 29.3% of sales in FY2014 and has improved marginally as compared to FY2013 .

R&D EXPENSES

R&D expenses increased by 62% to ₹12,402 million in FY2014 and accounted for 9.4% of sales, compared to 6.6% in FY2013. This increase is in line with the Company's efforts to focus on the development of a specialized pipeline consisting of niche and differentiated products.

NET FINANCE INCOME

Net finance income was ₹400 million in FY2014 versus ₹460 million in FY2013.

INCOME TAX

Income tax expense was ₹5,094 million in FY2014, with an effective tax rate of 19.1%, compared to ₹4,900 million with an effective tax rate of 22.6% in FY2013.

NET PROFIT

Net profit increased by 28% to ₹21,512 million in FY2014. This represents a PAT margin of 16.3% of revenues, versus 14.4% in FY2013.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operating activities in FY2014 was ₹19,463 million. Investing activities includes investment in property, plant, equipment and intangibles of ₹10,627 million, to build capacity and capabilities for future business growth, with the residual being net purchase of investment securities. Cash outflow from financing activities was ₹217 million. **Table 4** gives data on consolidated cash flows and **Table 5** on consolidated working capital.

DEBT-EQUITY

In FY2014, long-term borrowings including the current and non-current portion increased by ₹6,371 million. Short-term borrowings rose by ₹1,611 million. As on 31 March 2014, the Company's debt to equity position was at 0.49 as compared to 0.50 last year. The net debt to equity position was at 0.12 versus 0.20 last year. **Table 6** gives the data.

INTERNAL CONTROLS

Dr. Reddy's has a widespread system of internal controls with the objective of safeguarding the Company's assets, ensuring that transactions are properly authorized and provide significant assurance at reasonable cost of the integrity, objectivity and reliability of financial information.

TABLE 5 CONSOLIDATED WORKING CAPITAL ₹ million

PARTICULARS	AS ON 31 MARCH 2014	AS ON 31 MARCH 2013	CHANGE
Accounts Receivable (A)	33,037	31,972	1,065
Inventories (B)	23,992	21,600	2,392
Trade Accounts Payable (C)	10,503	11,862	(1,359)
Operating Working Capital (A+B-C)	**46,526**	**41,710**	**4,816**
Other Current Assets (D)	46,718	32,142	14,576
Total Current Assets (A+B+D)	**1,03,747**	**85,714**	**18,033**
Short and long term-loans and borrowings, current portion (E)	24,002	24,135	(133)
Other Current Liabilities (F)	19,558	18,094	1,464
Total Current Liabilities (C+E+F)	**54,063**	**54,091**	**(28)**

TABLE 6 DEBT AND EQUITY POSITION ₹ million

PARTICULARS	AS ON 31 MARCH 2014	AS ON 31 MARCH 2013	CHANGE
Total stockholders' equity	**90,801**	**72,805**	**17,996**
Long-term debt (current portion)	3,395	5,139	(1,744)
Long-term debt (non-current portion)	20,740	12,625	8,115
Short-term borrowings	20,607	18,996	1,611
Total debt	**44,742**	**36,760**	**7,982**

IGAAP STANDALONE PROFIT AND LOSS

Table 7 gives the Company's IGAAP standalone profit and loss for FY2014 compared to FY2013.

TABLE 7 IGAAP STANDALONE FINANCIALS ₹ million

PARTICULARS	FY2014	FY2013	CHANGE
Net sales/income from operations (Net of excise duty)	**94,957**	**80,744**	**14,213**
License fees and service Income	1,511	1,703	(192)
Other Income	2,327	3,310	(983)
Total Income	**98,795**	**85,757**	**13,038**
EXPENSES			
a) Cost of materials consumed	22,480	23,409	(929)
b) Purchase of stock-in-trade	4,690	3,931	759
c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,706)	(1,006)	(700)
d) Research and development expenses	9,982	6,509	3,473
e) Employee benefits expense	11,849	11,381	468
f) Selling expenses	8,990	7,668	1,322
g) Provision for decline in the value of long-term investments, net	245	223	22
h) Other expenditure	13,133	12,368	765
i) Depreciation and amortization	3,805	3,128	677
j) Finance Costs	783	614	169
Profit before tax	**24,544**	**17,532**	**7,012**
Tax Expense	5,216	4,877	339
Profit for the year	**19,328**	**12,655**	**6,673**

MANAGEMENT DISCUSSION AND ANALYSIS

The management duly considers and takes appropriate action on recommendations made by the statutory auditors, internal auditors and the independent Audit Committee of the Board of Directors. Details on internal controls is given in the chapter on *Corporate Governance*.

ENTERPRISE-WIDE RISK MANAGEMENT (ERM)

Dr. Reddy's follows the COSO-ERM framework. The ERM function operates with the following objectives:

- Proactively identify and highlight risks to the right stakeholders
- Facilitate discussions around risk prioritization and mitigation
- Provide a framework to assess risk capacity and appetite; and develop systems to warn when the appetite is getting breached
- Provide an analysis of residual risk

The ERM team connects with business units and functions who are the primary source for risk identification. It also regularly monitors external trends on liabilities and litigations as well as risks reported by peers.

RISK IDENTIFICATION AND MITIGATION AT THE BUSINESS UNIT OR FUNCTION LEVEL

The ERM team conducts interviews, on-call discussions and facilitates polls to enable prioritization at the unit/function level. While the Company also has a functionally independent assurance process for compliance and financial reporting under the Sarbanes-Oxley Act (SOX), the team focuses on identification of business, operational and strategic risks.

Mitigation plans for the key business risks are identified, along with timelines and owners. The ERM team periodically examines the mitigation process through discussions or reviews and these observations are discussed with the Company's Management. Detailed polls and interviews are carried out once every two years; and risk registers are updated with the new and/or emerging risks.

RISK AGGREGATION, PRIORITIZATION AND MITIGATION AT THE ORGANIZATIONAL LEVEL

Risks are aggregated at the unit/function and organization level by risk groups. There are some 60 such groups across the categories of (i) strategic, (ii) operational, (iii) financial and (iv) compliance. A management-level Risk Committee comprising of business segment heads, finance, legal, HR, safety, pharmacovigilance and quality is entrusted to rank and prioritize organization-wide risks, review these and steer mitigation efforts in line with the Company's risk capacity and appetite.

Progress on risk mitigation, risk transfer and insurance initiatives are reviewed by the Finance Investment and Risk Management Council (FIRM Council) which is also responsible for financial investments and capital allocation decisions.

REVIEWING THE STATUS OF MITIGATION AND RESIDUAL RISKS

The ERM function's responsibility is to provide a periodic review of (i) risks identified and prioritized across the Company, (ii) any breaches and how these have been dealt with, (iii) the status of mitigation and (iv) residual risks.

The Head of Dr. Reddy's ERM team provides periodic updates to the Risk Committee of the Board of Directors. These include:

a) Quarterly – on the status of key de-risking initiatives and new initiatives or projects taken up by the ERM team
b) Annually – on key risks and their movement compared to previous years including the residual risks

During FY2014, the ERM team supported a pilot roll-out on business continuity planning across three Indian units of the Company. The exercise helped in understanding and planning for crisis. Learnings from this pilot shall be used for subsequent roll-out across the rest of the organization. The ERM team also automated and expanded the Key Risk Indicator tracking process as well as its metrics to enable a uniform global roll-out across the Company and thus integrate risk management as a part of Dr. Reddy's quantifiable and measurable strategy.

PEOPLE: HUMAN RESOURCES (HR) AT DR. REDDY'S

We strive to understand the ethos and cater to the requirements of our diverse yet unified workforce. We currently stand at more than 19,000 employees worldwide of which around 2,800 are located outside India. We emphasize sound people practices that equip our people to succeed.

We were recognized as the Best Place to Work among biotech and pharmaceutical companies in India in the Great Places to Work ranking for 2013. In addition, Dr. Reddy's was ranked 5th among companies having over 10,000 employees.

In FY2014, we launched our global recognition platform, 'Well Done'. The program enables managers and colleagues to recognize and reward good work and foster a culture of appreciation.

Our focus continues to be on leadership development and talent management. With the objective of continually building leaders, we have customized and rolled out a leadership development program at Hyderabad, with the unique feature of individual breakthrough projects that participants complete during the course.

Our Annual Leadership Summit conducted in FY2014 was on 'Delivering Industry Leading Growth'. Top leaders attended this program to put together our strategy for the coming year. A drive to simplify processes this year focused on employee touch-points, interactions with partners and all other processes with the aim of increasing ease and productivity. Our productivity has also improved by using overall equipment effectiveness metrics including HR inputs such as measuring and optimizing manpower availability and staffing.

OUTLOOK

The Company believes that its focus on profitable growth and targeting a leadership position in GG and PSAI will create significant value in the near term.

In GG, improving depth through portfolio expansion, cost leadership, consistent delivery of limited competition products and supply chain excellence should lead to a leadership position in key markets. In PSAI, the objective is to be the partner of choice by creating compelling value for customers through leveraging IP, technology and cost leadership. In Proprietary Products, the aim is to create a viable business by calibrating investments to produce a self sustainable model.

The Company has a positive outlook for the next year. The largest increment of growth is expected to be contributed by the North America Generics and the Emerging Markets businesses.

In a dynamic business environment, the Company's base business model in pharmaceuticals is exposed to considerable volatility, both upwards and downwards. While the upsides create non-linear value for the organization, there is a conscious attempt to protect it against the downsides.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and accounting principles generally accepted in India and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report. This write-up includes some forward-looking statements, as defined in the US Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Corporate Governance

Dr. Reddy's Laboratories Limited (Dr. Reddy's or the Company) believes that timely disclosures, transparent accounting policies and a strong and independent Board go a long way in maintaining good corporate governance, preserving shareholders' trust and maximizing long-term corporate value.

Given the Company's size and complexity in operations, Dr. Reddy's corporate governance framework is based on the following principles:

- Appropriate composition and size of the Board, with each Director bringing in key expertise in different areas
- Proactive flow of information to the members of the Board and Board Committees to enable effective discharge of fiduciary duties
- Ethical business conduct by the Board, management and employees
- Well-developed systems and processes for internal controls across all operations, risk management and financial reporting
- Timely and accurate disclosure of all material operational and financial information to the stakeholders

In India, the Securities and Exchange Board of India (SEBI) regulates corporate governance for listed companies through Clause 49 of its Listing Agreement. Dr. Reddy's is in full compliance with Clause 49. It is also in compliance with the applicable corporate governance standards of the New York Stock Exchange (NYSE).

This chapter of the annual report together with information given under the chapters entitled *Management Discussion and Analysis* and *Additional Shareholders' Information* constitute the compliance report of the Company on corporate governance during FY2014.

FY2014 represents fiscal year 2013-14, from 1 April 2013 to 31 March 2014. Analogously for FY2013 and previously such labeled years.

BOARD OF DIRECTORS

COMPOSITION

As on 31 March 2014, the Board of Dr. Reddy's had 10 Directors, comprising (i) two Executive Directors, including the Chairman, and (ii) eight Independent Directors as defined under SEBI's Clause 49 of the Listing Agreement and the Corporate Governance Guidelines of the NYSE Listed Company Manual. Detailed profiles of the Directors have been discussed in this annual report.

The Directors have expertise in the fields of strategy, management, finance, operations, science, technology, human resource development and economics. The Board provides leadership, strategic guidance, objective and independent views to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure.

Each Director informs the Company on an annual basis about the Board and Board Committee positions he/she occupies in other companies including chairmanships and notifies changes during the term of their directorship in the Company. **Table 1** gives the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.

TERM OF BOARD MEMBERSHIP

The Board, on the recommendations of the Nomination, Governance and Compensation Committee, considers the appointment and re-appointment of Directors.

According to the Companies Act, 1956, one-third of the Board members (other than Executive Directors) who are subject to retire by rotation, retire every year and, if eligible, approval of shareholders is sought for the re-appointment of such retiring members. Executive Directors are appointed by shareholders for a maximum period of five years at a time, and, if recommended by the Board and approved by shareholders, are eligible for re-appointment upon completion of their term.

Effective 1 April 2014, Section 149 of the Companies Act, 2013 provides that an Independent Director shall hold office for a term of up to five consecutive years on the Board of a Company and shall be eligible for re-appointment on passing of a special resolution by the shareholders of the Company. However, such Independent Directors shall be eligible for only two such successive terms. Section 152 of the Companies Act, 2013 (effective 1 April 2014), states that one-third of the Board members other than Independent Directors who are subject to retire by rotation, shall retire every year and shall be eligible for re-appointment, if approved by the shareholders at their meeting.

Further, all Independent Directors (including existing Independent Directors) are also required to be appointed expressly under the provisions of the Companies Act, 2013.

In view of the above, approval of the shareholders is being sought for:

i. The re-appointment of such Independent Directors of the Company who are coming up for retirement this year, to hold office for the period from 31 July 2014, the date of the Company's Annual General Meeting (AGM) as stated in their respective resolutions.
ii. The appointment of other existing Independent Directors of the Company, under Section 149 of the Companies Act, 2013 from 31 July 2014 to hold office for the period as stated in their respective resolutions.
iii. Variation of the terms of appointment of the Executive Directors for making their office liable to retire by rotation.

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Induction of any new member on the Board of Directors is the responsibility of the Nomination, Governance and Compensation Committee, which is entirely composed of Independent Directors.

Taking into account the existing composition and organization of the Board, and the requirement of new skill sets, if any, the Nomination, Governance and Compensation Committee reviews potential candidates in terms of their expertise, skills, attributes, personal and professional backgrounds and their ability to attend meetings in India. The Committee then places the details of such candidates that meet these criteria to the Board of Directors for its consideration. If the Board approves, the person is appointed as an Additional Director, subject to the approval of shareholders in the Company's general meeting.

DIRECTORS' SHAREHOLDING IN THE COMPANY

Table 2 gives details of shares held by the Directors as on 31 March 2014.

TABLE 1 COMPOSITION OF DR. REDDY'S BOARD AND OTHER DIRECTORSHIPS HELD AS ON 31 MARCH 2014

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS IN INDIA U/S. 275 OF THE COMPANIES ACT, 1956	OTHER DIRECTORSHIPS[1]	COMMITTEE MEMBERSHIP[2]	CHAIRMANSHIP IN COMMITTEES[2]
Mr. G V Prasad	Chairman and CEO	Brother-in-law of Mr. Satish Reddy	8 April 1986	9	32	1	1
Mr. Satish Reddy	Vice-Chairman & Managing Director	Brother-in-law of Mr. G V Prasad	18 January 1993	13	41	2	1
Dr. Omkar Goswami	Independent Director	None	30 October 2000	10	2	7	3
Mr. Ravi Bhoothalingam	Independent Director	None	30 October 2000	2	-	1	2
Mr. Anupam Puri	Independent Director	None	4 June 2002	4	1	2	-
Dr. J P Moreau	Independent Director	None	18 May 2007	1	2	-	-
Ms. Kalpana Morparia	Independent Director	None	5 June 2007	3	3	1	1
Dr. Bruce L A Carter	Independent Director	None	21 July 2008	1	4	-	-
Dr. Ashok S Ganguly	Independent Director	None	23 October 2009	2	2	-	-
Mr. Sridar Iyengar	Independent Director	None	22 August 2011	5	8	-	4

[1]Other Directorships are those, which are not covered under Section 275 of the Companies Act, 1956. [2]Membership/Chairmanship in Audit and Shareholders' Grievance Committees of all public limited companies, whether listed or not, including Dr. Reddy's are considered. Foreign companies, private limited companies and companies under Section 25 of the Companies Act, 1956 have been excluded.

CORPORATE GOVERNANCE

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings in advance to assist the Directors in scheduling their program. The schedule of meetings and their agenda are finalized in consultation with the Chairman and Directors of Dr. Reddy's. The agenda are pre-circulated with presentations, detailed notes, supporting documents and executive summaries.

Under Indian law, the Board of Directors must meet at least four times a year, with a maximum gap of four months (revised to one hundred and twenty days effective 1 October 2014) between two Board meetings. Dr. Reddy's Board met five times during the financial year under review: on 14 May 2013, 30 July 2013, 19 August 2013, 31 October 2013 and 11 February 2014. The Company held a minimum of one Board meeting in each quarter as required under Indian law. Details of Directors and their attendance in Board meetings and Annual General Meeting are given in **Table 3.**

The Board and its Committee meetings at Dr. Reddy's typically comprise two-day sessions. In the course of these meetings, the business unit heads and key functional heads personnel make presentations to the Board and its Committees. The Board is updated on the discussions at the Committee meetings and their recommendations through the chairpersons of the respective Committees.

INFORMATION GIVEN TO THE BOARD

The Company provides the following information to the Board and the Board Committees, which are given either as part of the agenda papers in advance of the meetings or by way of presentations and discussion material during the meetings.

- Annual operating plans and budgets, capital budgets and other updates
- Quarterly, half-yearly and annual results of the Company and its operating divisions or business segments
- Detailed presentations on the progress in research and development (R&D) and new drug discoveries
- Minutes of meetings of the Audit Committee and other Committees of the Board
- Information on recruitment and remuneration of key executives below the Board level including appointment or removal of Chief Financial Officer and the Company Secretary
- Significant regulatory matters concerning Indian or foreign regulatory authorities
- Issues, which involves possible public or product liability claims of a substantial nature, if any
- Risk analysis of various products, markets and businesses
- Detailed analysis of potential acquisition targets or possible divestments
- Details of any joint venture or collaboration agreements
- Transactions that involve substantial payment towards, or impairment of, goodwill, brand equity or intellectual property
- Significant sale of investments, subsidiaries, assets, which are not in the normal course of business
- Contracts in which Director(s) are interested
- Materially important show cause, demand, prosecution and penalty notices, if any
- Fatal or serious accidents or dangerous occurrences, if any
- Significant effluent or pollution problems, if any

TABLE 2 SHARES HELD BY THE DIRECTORS AS ON 31 MARCH 2014

NAME	NO. OF SHARES/ADRs HELD
Mr. G V Prasad[1]	1,365,840
Mr. Satish Reddy[1]	1,205,832
Dr. Omkar Goswami	22,800
Mr. Ravi Bhoothalingam	22,800
Mr. Anupam Puri (ADRs)	21,300
Dr. J P Moreau (ADRs)	-
Ms. Kalpana Morparia	10,800
Dr. Bruce L A Carter (ADRs)	11,800
Dr. Ashok S Ganguly	4,800
Mr. Sridar Iyengar	-

[1]APS Trust owns 83.11% of Dr. Reddy's Holdings Limited, which in turn owns 39,729,284 shares of Dr. Reddy's Laboratories Limited. Mr. G V Prasad, Mr. Satish Reddy, Ms. G Anuradha, Ms. Deepti Reddy and their bloodline descendants are the beneficiaries of APS Trust.

TABLE 3 DIRECTORS' ATTENDANCE AT DR. REDDY'S BOARD MEETINGS AND AGM HELD DURING FY2014

NAME	MEETINGS HELD IN DIRECTOR'S TENURE	NUMBER OF BOARD MEETINGS ATTENDED	ATTENDANCE IN LAST AGM ON 31 JULY 2013
Mr. G V Prasad	5	5	Present
Mr. Satish Reddy	5	5	Present
Dr. Omkar Goswami	5	4[1]	Present
Mr. Ravi Bhoothalingam	5	5	Present
Mr. Anupam Puri	5	5	Present
Dr. J P Moreau	5	5	Present
Ms. Kalpana Morparia	5	4[1]	Present
Dr. Bruce L A Carter	5	5	Present
Dr. Ashok S Ganguly	5	5	Present
Mr. Sridar Iyengar	5	5	Present

[1]Given leave of absence on request.

- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company, if any
- Significant labor problems and their proposed solutions, if any
- Significant development in the human resources and industrial relations fronts
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholders' services such as non-payment of dividend and delays in share transfer, if any
- Subsidiary companies minutes, financial statements and significant transactions & investments
- Significant transactions and arrangements

POST MEETING FOLLOW-UP MECHANISM

The important decisions taken at the Board/Board Committees' meetings are communicated to the concerned departments/divisions promptly. An action taken/status report on the decisions of the previous meeting(s) is placed at the next meeting of the Board/Board Committees for information and further recommended action(s), if any.

MEETINGS OF INDEPENDENT DIRECTORS IN EXECUTIVE SESSION

During FY2014, the Independent Directors of Dr. Reddy's met four times in executive sessions without the presence of management. In addition to these four, the Company is ready to facilitate such sessions as and when required by the Independent Directors. An Independent Director, with or without other Independent Directors, takes the lead to provide structured feedback to the Board about the key elements that emerge out of these executive sessions.

ANNUAL BOARD RETREAT

During FY2014, the Annual Board Retreat was organized at Princeton, USA on 19-21 August 2013. In the retreat, the Board discussed various business strategies and governance matters. As a part of the retreat agenda, the Board conducted a strategy review of the Company's business segments. Presentations were also made on topics covering global pharmaceutical trends.

DIRECTOR'S REMUNERATION

The Executive Directors are appointed by shareholders' resolution for a period of five years. No severance fees is payable to the Executive Directors. Except the commission payable, all other components of remuneration to the Executive Directors are fixed and in line with the Company's policies.

The remuneration for the Executive Directors, including the commission based on net profits of the Company, is recommended by the Nomination, Governance and Compensation Committee to the Board for consideration. The commission to be paid to the Executive Directors is decided by the Board every year, within the limits approved by the shareholders.

Independent Directors are entitled to receive sitting fees for attending meetings of the Board and its Committees, as well as commission based on the net profits of the Company. The remuneration including commission payable to the Directors during the year under review is in conformity with the applicable provisions of the Companies Act, 1956, and duly considered and approved by the Board and the shareholders. The remuneration paid or payable to the Directors for FY2014 is given in **Table 4**.

The criteria for making payments to the Executive Directors are:

- Salary, as recommended by the Nomination, Governance and Compensation Committee and approved by the Board and the shareholders. Perquisites and retirement benefits are also paid in accordance with the Company's compensation policies, as applicable to all employees

TABLE 4 REMUNERATION PAID OR PAYABLE TO THE DIRECTORS FOR FY2014 (₹ '000)

NAME OF DIRECTORS	COMMISSION[1]	SALARIES	PERQUISITES[2]	TOTAL
Mr. G V Prasad	100,000	6,300	3,164	109,464
Mr. Satish Reddy	100,000	7,650	6,989	114,639
Dr. Omkar Goswami	9,157	-	-	9,157
Mr. Ravi Bhoothalingam	9,462	-	-	9,462
Mr. Anupam Puri	11,446	-	-	11,446
Dr. J P Moreau	9,920	-	-	9,920
Ms. Kalpana Morparia	9,157	-	-	9,157
Dr. Bruce L A Carter	10,225	-	-	10,225
Dr. Ashok S Ganguly	9,767	-	-	9,767
Mr. Sridar Iyengar	10,530	-	-	10,530

Notes: [1]Payment of commission is variable, and based on percentage of net profit calculated according to Sections 198/349 of the Companies Act, 1956. The Board of Directors recommended for a fixed commission of ₹6,714,950 (US$ 110,000) per Independent Director; a specific commission of ₹1,220,900 (US$ 20,000) to the Chairman of the Audit Committee; ₹915,675 (US$ 15,000) to the Chairman of Science, Technology and Operations Committee, Nomination, Governance and Compensation Committee and Risk Management Committee; ₹610,450 (US$ 10,000) to the other members of the Committees; ₹1,220,900 (US$ 20,000) to the Lead Independent Director and ₹305,225 (US$ 5,000) variable fee per meeting based on the attendance at the Board meeting to every Non-executive Director. Other than the above, a specific compensation of ₹91,568 (US$ 1,500) per meeting was paid towards foreign travel to the Directors.

[2]Perquisites include medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company's vehicle with driver for official use, telephone at residence and mobile phone, contribution to Provident Fund and Superannuation Scheme. All these benefits are fixed in nature.

- Commission on profits, as recommended by the Nomination, Governance and Compensation Committee and approved by the Board and shareholders of the Company subject to (i) the percentage of net profits calculated in line with Sections 198 and 349 of the Companies Act, 1956, and (ii) approval of the shareholders
- Remuneration paid to the Executive Directors is determined by keeping in view the industry benchmarks

The criteria for making payments to the Independent Directors are:

- The shareholders of the Company have approved the payment of commission up to 0.5 percent of net profits calculated in accordance with Sections 198/349 of the Companies Act, 1956 collectively to all the Independent Directors
- The Board decides the amount of commission payable to Independent Directors every year, within the overall limit of 0.5 percent of net profits and in line with the Company's performance. The compensation is also benchmarked with some top Indian companies
- Remuneration paid to Independent Directors is determined by keeping in view the industry benchmarks, and also based on their memberships in various committees of the Board
- Shareholders of the Company approved granting of up to 200,000 stock options in aggregate at any point of time during the financial years starting from 2011-12 and ending with 2015-16 to all the Directors (except the Executive Directors). Of this, up to 60,000 stock options can be granted in a single financial year to the Directors, as previously mentioned, under any of the stock option plans, either existing or to be framed in future, on such terms and conditions as the Nomination, Governance and Compensation Committee/Board of Directors may think fit. However, Section 197 of the Companies Act, 2013 effective 1 April 2014 and revised Clause 49 of the Listing Agreement effective 1 October 2014, prohibits granting of stock options to Independent Directors.

INDEPENDENT DIRECTORS

The Independent Directors of the Company head the following governance and/or Board Committee functions:

- **Mr. Anupam Puri:** Governance, corporate strategy and Lead Independent Director
- **Dr. Bruce L A Carter:** Enterprise risk management
- **Dr. Ashok S Ganguly:** Science, technology and operations
- **Mr. Sridar Iyengar:** Chairman of the Audit Committee, hence, all financial and audit matters that fall under the remit of the Committee
- **Ms. Kalpana Morparia:** Internal audits and controls
- **Dr. Omkar Goswami:** Financial risk management, subsidiary finances and compliance with Section 404 of the US Sarbanes-Oxley Act, 2002
- **Mr. Ravi Bhoothalingam:** Compliance and Ombudsperson for the whistle blower policy of the Company
- **Dr. J P Moreau:** Pharmaceutical regulatory compliance

RISK MANAGEMENT

The Company has in place an enterprise-wide risk management (ERM) system. An independent Risk Management Committee of the Board oversees and reviews the risk management framework, assessment of risks, their management and minimization procedures. The Committee reports its findings and observations to the Board. A section on risk management practices of the Company under the ERM framework forms a part of the chapter on *Management Discussion and Analysis* in this annual report.

COMPLIANCE REVIEWS

Dr. Reddy's has a dedicated team under an identified Chief Compliance Officer for overseeing compliance activities — which includes monitoring, and a defined framework to review compliances with all laws applicable to the Company. The compliance status is periodically updated to the senior management team including the CEO and the COO through forums and review meetings. Presentations are scheduled in the quarterly Audit Committee meetings regarding the status on compliance.

CODE OF BUSINESS CONDUCT AND ETHICS AND OMBUDSPERSON PROCEDURE

The Company has adopted a Code of Business Conduct and Ethics (the Code), which applies to all its Directors and employees of the Company, its subsidiaries and affiliates. It is the responsibility of all Directors and employees to familiarize themselves with this Code and comply with its standards. The Board and the senior management across the globe annually affirm compliance with the Code. A certificate of the Chairman and CEO of the Company to this effect is enclosed as **Exhibit 1** to this chapter.

An Ombudsperson procedure has also been made under this Code, which:

a) describes the Ombudsperson framework;
b) takes into account procedures for investigation and communication of any report on any violation or suspected violation of the Code;
c) accepts appeal against any decision taken by Ombudsperson; and
d) encourages the submission of complaint against any retaliation action against any employee.

The Code of Business Conduct and Ethics and Ombudsperson procedure has been posted on the Company's website: www.drreddys.com

An Independent Director is the Ombudsperson. The complaints and reports submitted to the Company and their resolution status are reported through the Ombudsperson to the Audit Committee and, where applicable, to the Board.

RELATED PARTY TRANSACTIONS

The details of related party transactions are discussed in detail in page 132 of this annual report. All related party transactions during the year, in the ordinary course of business or otherwise, were placed before the Audit Committee and thereafter the Board. All related party transactions were on arm's length basis.

SUBSIDIARY COMPANIES

The Audit Committee reviews the financial statements of the subsidiary companies. It also reviews investment made by subsidiary companies, minutes of their Board meetings, statement of all significant transactions and arrangements entered into by the subsidiary companies and the status of compliances by the respective subsidiaries. None of the Indian subsidiaries of the Company comes under the purview of the term 'material non-listed Indian subsidiary' as defined under Clause 49 of the Listing Agreement.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for FY2014, there is no treatment of any transaction different from that prescribed in the Accounting Standards notified by the Government of India under Section 211(3C) of the Companies Act, 1956, other pronouncements of the Institute of Chartered Accountants of India and guidelines issued by the Securities and Exchange Board of India.

COMMITTEES OF THE BOARD

The Board Committees focus on specific areas and make informed decisions within the authority delegated. Each Committee is guided by its charter, which defines the composition, scope and powers. The Committees also make specific recommendations to the Board on various matters whenever required. All observations, recommendations and decisions of the Committees are placed before the Board for information or for approval.

Dr. Reddy's has eight Board-level Committees, namely:

- Audit Committee
- Nomination, Governance and Compensation Committee
- Science, Technology and Operations Committee
- Risk Management Committee
- Shareholders' Grievance Committee
- Corporate Social Responsibility Committee
- Investment Committee
- Management Committee

AUDIT COMMITTEE

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits.

The Board of Directors has entrusted the Audit Committee with the responsibility to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting.

The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process
- Review the quarterly and annual financial results before placing them to the Board along with related disclosures and filing requirements
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function
- Discuss with management, the Company's major policies with respect to risk assessment and risk management
- Hold discussions with statutory auditors on the nature, scope and process of audits and any views that they have about the financial control and reporting processes
- Ensure compliance with accounting standards and with listing requirements with respect to the financial statements
- Recommend the appointment and removal of external auditors and their remuneration
- Recommend the appointment of cost auditors
- Review the independence of auditors
- Ensure that adequate safeguards have been taken for legal compliance for both the Company and its other Indian as well as foreign subsidiaries
- Review and approval of related party transactions
- Review the functioning of Whistle Blower mechanism
- Review the implementation of applicable provisions of the Sarbanes-Oxley Act, 2002

The Audit Committee entirely consists of Independent Directors. All members are financially literate and bring in expertise in the fields of finance, economics, human resource development, strategy and management. Presently, the Committee comprises: Mr. Sridar Iyengar (Chairman), Mr. Ravi Bhoothalingam, Ms. Kalpana Morparia and Dr. Omkar Goswami.

The Audit Committee met five times during the year: on 3 April 2013, 13 May 2013, 30 July 2013, 30 October 2013 and 10 February 2014. It also met key members of the finance and internal audit teams along with the Vice Chairman & Managing Director and the CFO to discuss matters relating to audit, compliance and accounting.

During the year, the Committee also met statutory auditors without the presence of the management on more than one occasion. In addition, the Chairman of the Audit Committee and other members met to review other processes, particularly the internal control mechanisms to prepare for certification under Section 404 of the Sarbanes-Oxley Act, 2002.

The Company is in compliance with the provisions of the Clause 49 of the Listing Agreement, as amended, on the time gap between any two Audit Committee

CORPORATE GOVERNANCE

meetings. **Table 5** gives the composition and attendance record of the Audit Committee.

The Vice Chairman & Managing Director, the CFO and the Chief Internal Auditor are permanent invitees to all Audit Committee meetings. Statutory auditors of the Company are also present in Audit Committee meetings during the year. The Company Secretary officiates as the Secretary of the Committee.

Audit Committee meetings are generally preceded by pre-Audit Committee conference calls with the Committee members, the CFO, the internal audit and compliance teams, the external auditors and other key finance personnel from the Company. These calls discuss major audit related matters and identify items that need further face-to-face discussion at the Audit Committee meetings.

The internal and statutory auditors of the Company discuss their audit findings and updates with the Audit Committee and submit their views directly to the Committee. Separate discussions are held with the internal auditors to focus on compliance issues and to conduct detailed reviews of the processes and internal controls in the Company. The report of the Audit Committee is enclosed as **Exhibit 2** to this chapter.

NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

The Nomination, Governance and Compensation Committee entirely comprises of Independent Directors. The primary functions of the Committee are to:

- Examine the structure, composition and functioning of the Board, and recommend changes, as necessary, to improve the Board's effectiveness
- Assess the Company's policies and processes in key areas of corporate governance, other than those explicitly assigned to other Board Committees, with a view to ensure that the Company is at the forefront of good governance practices
- Regularly examine ways to strengthen the Company's organizational health, by improving the hiring, retention, motivation, development, deployment and behavior of management and other employees. In this context, the Committee also reviews the framework and processes for motivating and rewarding performance at all levels of the organization, reviews the resulting compensation awards, and makes appropriate proposals for Board approval. In particular, it recommends all forms of compensation to be granted to the Executive Directors and senior management of the Company

The head of Human Resources (HR) makes periodic presentations to the Committee on organization structure, talent management, leadership, performance appraisals, increments, performance bonus recommendations and other HR matters.

The Nomination, Governance and Compensation Committee met three times during the year: on 13 May 2013, 30 October 2013 and 10 February 2014. The Chairman & CEO is a permanent invitee to all Nomination, Governance and Compensation Committee meetings. The head of HR is the Secretary of the Committee.

Table 6 gives the composition and attendance record of the Nomination, Governance and Compensation Committee. The report of this Committee is shown as **Exhibit 3** to this chapter.

SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

The Science, Technology and Operations Committee of the Board entirely comprises of Independent Directors. Its primary functions are to:

- Advise the Board and management on scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations
- Assist the Board and management to stay abreast of novel scientific and technology developments and

TABLE 5 AUDIT COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2014

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Sridar Iyengar	Chairman	5	5
Mr. Ravi Bhoothalingam	Member	5	5
Ms. Kalpana Morparia	Member	5	4[1]
Dr. Omkar Goswami	Member	5	5

[1] Was given leave of absence on request.

TABLE 6 NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2014

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Anupam Puri	Chairman	3	3
Mr. Ravi Bhoothalingam	Member	3	3
Ms. Kalpana Morparia	Member	3	2[1]
Dr. Ashok S Ganguly	Member	3	3

[1] Was given leave of absence on request.

TABLE 7 SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2014

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Ashok S Ganguly	Chairman	4	4
Mr. Anupam Puri	Member	4	4
Dr. J P Moreau	Member	4	4
Dr. Bruce L A Carter	Member	4	4

innovations and anticipate emerging concepts and trends in therapeutic research and development, and be assured that the Company makes well-informed choices in committing its resources
- Assist the Board and the management in creation of valuable Intellectual Property (IP)
- Review the status of non-infringement patent challenges
- Assist the Board and the management in building and nurturing science in the organization in line with the Company's business strategy

The Chairman & CEO is a permanent invitee to all Science, Technology and Operations Committee meetings. Corporate officers heading IPDO, Proprietary Products and Biologics are secretaries of the Committee with regard to their respective businesses.

The Committee met four times during the year: on 13 May 2013, 30 July 2013, 30 October 2013 and 10 February 2014. **Table 7** gives the composition and attendance record of the Committee. The report of the Committee is enclosed as **Exhibit 4** to this chapter.

RISK MANAGEMENT COMMITTEE

The Risk Management Committee of the Board entirely comprises of Independent Directors. Its primary functions are to:
- Discuss with senior management the Company's Enterprise Risk Management (ERM) and provide oversight as may be needed
- Ensure that it is apprised of the more significant risks along with the action, management is taking and how it is ensuring effective ERM
- Review risk disclosure statements in public documents or disclosures, where applicable

The Vice Chairman & Managing Director is a permanent invitee to all Risk Management Committee meetings. The CFO acts as Secretary of the Committee. The Committee met thrice during the year: on 13 May 2013, 30 October 2013 and 10 February 2014. **Table 8** gives the composition and attendance record of the Committee. The report of the Committee is enclosed as **Exhibit 5** to this chapter.

SHAREHOLDERS' GRIEVANCE COMMITTEE

The Shareholders' Grievance Committee is empowered to perform the functions of the Board relating to handling of shareholders' queries and grievances. It primarily focuses on:
- Review of investor complaints and their redressal
- Review of queries received from investors
- Review of work done by the share transfer agent
- Review of corporate actions related to shareholder issues

The Shareholders' Grievance Committee consists of three Directors, including two Executive Directors. The Chairman of the Committee is an Independent Director. The Committee met four times during the year: on 13 May 2013, 30 July 2013, 30 October 2013 and 10 February 2014. **Table 9** gives the composition and attendance record of the Committee.

The Company Secretary officiates as the Secretary of the Committee and is also designated as Compliance Officer in terms of the Listing Agreement with the Stock Exchanges. An analysis of investor queries and complaints received during the year and disposed is given in this annual report in the chapter on Additional Shareholders' Information.

CORPORATE SOCIAL RESPONSIBILITY (CSR) COMMITTEE

The CSR Committee was constituted by the Board of Directors at its meeting held on 31 October 2013. It comprises of Mr. Ravi Bhoothalingam (Independent Director) as Chairman, Mr. G V Prasad and Mr. Satish Reddy. The Head of Sustainability officiates as the Secretary of the Committee.

The primary function of the CSR Committee is to:
- Formulate and recommend to the Board a CSR Policy indicating the activities to be undertaken by the Company as specified in Schedule VII of the Companies Act, 2013
- Recommend the amount of expenditure to be incurred on the activities referred to in clause (a) of Section 135(3) of the Companies Act, 2013
- Monitor adherence to the CSR Policy of the Company from time to time

INVESTMENT COMMITTEE

The Investment Committee reviews the Company's capital investment proposals and ongoing projects. It approves loans to subsidiaries or other entities/persons up to an overall limit of ₹250 million; and borrowings from any person up to an overall limit of ₹250 million.

It comprises of three Directors, including two Executive Directors. The Company Secretary

TABLE 8 RISK MANAGEMENT COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2014

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Bruce L A Carter	Chairman	3	3
Dr. Omkar Goswami	Member	3	3
Dr. J P Moreau	Member	3	3
Mr. Sridar Iyengar	Member	3	3

TABLE 9 SHAREHOLDERS' GRIEVANCE COMMITTEE MEMBERSHIP AND ATTENDANCE DURING FY2014

COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Ravi Bhoothalingam	Chairman	4	4
Mr. G V Prasad	Member	4	4
Mr. Satish Reddy	Member	4	4

officiates as the Secretary of the Committee. The Committee met four times during the year: on 13 May 2013, 30 July 2013, 17 December 2013 and 10 February 2014. All members of the Committee participated in all the meetings.

MANAGEMENT COMMITTEE

The role of Management Committee is to authorize Directors and officers of the Company to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administration and dealing with other government/non-government authorities. The Committee consists of three Directors including one Independent Director, with the Chairman being an Executive Director. The Committee met six times during the year: on 13 May 2013, 10 July 2013, 30 July 2013, 1 October 2013, 30 October 2013 and 10 February 2014. The Company Secretary officiates as the Secretary of the Committee.

MANAGEMENT

The management of Dr. Reddy's develops and implements policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. It also identifies, measures, monitors and minimizes risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

MANAGEMENT COUNCIL

Dr. Reddy's Management Council consists of senior management from the business and corporate functions. Page 30 of this annual report gives details of the members of the Management Council.

The Council meets once in a quarter for two-days sessions. Background notes for the meetings are circulated in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the Management Council during the year under review:

- Company's long-term strategy, growth initiatives and priorities
- Overall Company performance, including those of various business units
- Decision on major corporate policies
- Discussion and sign-off on annual plans, budgets, investments and other major initiatives
- Discussion on business alliances proposals and organizational design

MANAGEMENT DISCUSSION AND ANALYSIS

This chapter of the annual report constitutes the Company's *Management Discussion and Analysis*.

MANAGEMENT DISCLOSURES

Senior management of the Company (Senior Director level and above, as well as certain identified key employees) make annual disclosures to the Board relating to all material financial and commercial transactions in which they may have personal interest, if any, and which may have a potential conflict with the interest of the Company. Transactions with key managerial personnel are listed in the financial section of this annual report under Related Party Transactions.

PROHIBITION OF INSIDER TRADING

The Company has a policy prohibiting insider trading in conformity with applicable regulations of the SEBI in India and the Securities and Exchange Commission (SEC) of the USA. Necessary procedures have been laid down for Directors, officers and designated employees for trading in the securities of the Company. The policy and procedures are periodically communicated to the employees who are considered as insiders of the Company. Trading window closure/ blackouts/quiet periods, when the Directors and employees are not permitted to trade in the securities of the Company, are intimated to all Directors and employees, in advance, whenever required.

INTERNAL CONTROL SYSTEMS

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board recognizes the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company. The Board and management periodically review the findings and recommendations of the statutory and internal auditors and take corrective actions, whenever necessary.

INTERNAL CONTROLS

The Company maintains a system of internal controls designed to provide reasonable assurance regarding:

- Effectiveness and efficiency of operations
- Adequacy of safeguards for assets
- Reliability of financial controls
- Compliance with applicable laws and regulations

The integrity and reliability of internal control systems are achieved through clear policies and procedures, process automation, careful selection, training and development of employees and an organization structure that segregates responsibilities.

Internal Audit at Dr. Reddy's is an independent and objective assurance function, responsible for evaluating and improving the effectiveness of risk management, control and governance processes. The internal audit department prepares annual audit plans based on risk assessment and conducts extensive reviews covering financial, operational and compliance controls and risk mitigation. Areas requiring specialized knowledge are reviewed in partnership with external experts. Suggested improvement in processes are identified during reviews and communicated to the management on an on-going basis.

The Audit Committee of the Board monitors the performance of internal audit department on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow-ups. Each year, there are at least four meetings in which the Audit Committee reviews internal audit findings, in addition to special meetings and teleconference calls.

CEO AND CFO CERTIFICATION

A certificate of the Chairman and Chief Executive Officer as well as the Chief Financial Officer of the Company on financial statements and applicable internal controls as stipulated under Clause 49 of the Listing Agreement is enclosed as **Exhibit 6** to this chapter.

STATUTORY AND IFRS AUDITS

For FY2014, B S R & Co. LLP, Chartered Accountants, audited the financial statements prepared under the Indian GAAP. The Company had appointed KPMG as independent auditors for issuing opinion on the financial statements prepared under IFRS.

The independent statutory and IFRS auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audits are made in accordance with generally accepted auditing standards and include a review of the internal controls, to the extent necessary, to determine the audit procedures required to support their opinion.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by management and the auditors at the Audit Committee meetings as well as through conference calls with members of the Audit Committee. Remedial measures suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by the management.

AUDITORS' FEES

During FY2014, the Company paid ₹10.46 million to B S R & Co. LLP, Chartered Accountants, the statutory auditors as audit fees.

SHAREHOLDERS

MEANS OF COMMUNICATION

1. **QUARTERLY AND ANNUAL RESULTS:** Quarterly and annual results of the Company are published in widely circulated national newspapers such as The Business Standard and the local vernacular daily, Andhra Prabha. These are also disseminated internationally through Business Wire and made available on corporate website: www.drreddys.com. The financial results are also communicated to the shareholders through their registered email addresses.
2. **NEWS RELEASES, PRESENTATIONS, ETC.:** Dr. Reddy's has established systems and procedures to disseminate relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large. It also conducts earnings calls with analysts and investors. An analysis of the various means of dissemination of information during the year under review is produced in **Table 10**.
3. **WEBSITE:** The primary source of information regarding operations of the Company is the corporate website: www.drreddys.com. All official news, releases and presentations made to institutional investors and analysts are posted here. It contains a separate dedicated section called 'Investors', where the information for shareholders are available. The webcast of the proceedings of the Annual General Meeting is also made available on the website. In addition, the Company maintains various portals such as www.customer2drl.com, www.vikreta2drl.com and www.housecallsindia.com, which have proved to be effective and widely appreciated tools for information dissemination.
4. **ANNUAL REPORT:** The Company's annual report containing, *inter alia*, the Directors' Report, Corporate Governance Report, Management's Discussion and Analysis (MD&A) Report, Audited Annual Accounts, Consolidated Financial Statements, Auditors' Report and other important information is circulated to shareholders and others so entitled. The annual report is also available on the website in a user-friendly and downloadable form.
5. **CHAIRMAN'S SPEECH:** Webcast of the speech is made available on the Company's website.
6. **REMINDER TO INVESTORS:** Reminders to encash unclaimed dividend on shares or on account of debenture interest are sent to the relevant shareholders and debenture holders.
7. **COMPLIANCES WITH STOCK EXCHANGES:** The National Stock Exchange (NSE) and BSE Ltd. maintain separate online portals for electronic submission of information by listed companies. Various communications such as notices, press releases and the regular quarterly, half-yearly and annual compliances and disclosures are filed electronically on these online portals. In addition, such disclosures and communications are also sent to the NSE and the BSE as hard copies.
8. **DESIGNATED EXCLUSIVE EMAIL-ID:** Dr. Reddy's has designated an email-id exclusively for investor service: shares@drreddys.com.
9. **REGISTER TO RECEIVE ELECTRONIC COMMUNICATIONS:** The Company has provided an option to the shareholders to register their email-id

TABLE 10 DETAILS OF COMMUNICATION MADE DURING FY2014

MEANS OF COMMUNICATION	FREQUENCY
Press releases/statements	14
Earnings calls	4
Publication of results	4

online through the Company's website to receive electronic communications. Shareholders who wish to receive electronic communications from Dr. Reddy's may register at: www.drreddys.com/investors/shareholder-information.html

ADDITIONAL INFORMATION IN TERMS OF CLAUSE 49-IV-G OF THE LISTING AGREEMENT, ON DIRECTORS SEEKING RE-APPOINTMENT/APPOINTMENT AT THE ENSUING ANNUAL GENERAL MEETING

MR. ANUPAM PURI

Mr. Anupam Puri joined the Company's Board in 2002. From 1970 to 2000, Mr. Puri was with McKinsey & Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organizational issues and also served several governments and multilateral institutions on public policy.

Mr. Puri spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices and was an elected member of the Board. He is currently a management consultant. He is also on the Boards of: Mahindra & Mahindra Limited, Tech Mahindra Limited, Mumbai Mantra Media Limited and our wholly owned subsidiary, Dr. Reddy's Laboratories Inc., USA.

In addition to the Committee chairmanship/membership in the Company, he also holds positions in the Board Committees of other Companies **(Table 11).**

Mr. Anupam Puri holds 21,300 ADRs in the Company as on 31 March 2014.

DR. BRUCE L A CARTER

Dr. Bruce L A Carter joined the Company's Board in 2008. He was appointed the Chairman of the Board and CEO of ZymoGenetics Inc., USA in April 2005. From April 1998 to January 2009, he served as its CEO. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of R&D. In 1988, Novo Nordisk acquired ZymoGenetics and, in 1994, he was promoted to Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the then parent company of ZymoGenetics. Dr. Carter then negotiated to establish ZymoGenetics as an independent company in 2000.

Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co. Limited from 1982 to 1986 and was a Lecturer at Trinity College, University of Dublin from 1975 to 1982. He is also on the Board of Regulus Inc., Xencor Inc., Enanta Pharmaceutical Inc. and TB Alliance all in USA.

Dr. Carter received a B.Sc. with Honors in Botany from the University of Nottingham, England and a Ph.D. in Microbiology from Queen Elizabeth College, University of London. His Committee positions in other companies is given in **Table 12.**

Dr. Carter holds 11,800 ADRs in the Company as on 31 March 2014.

MR. SRIDAR IYENGAR

Mr. Sridar Iyengar joined the Company's Board in 2011. He is an independent mentor investor in early stage start-ups and companies. For more than 35 years, he has worked in the UK, US and India with a large number of companies, advising them on strategy and other issues.

Earlier, Mr. Iyengar was a senior partner with KPMG in the US and UK and served for three years as the Chairman and CEO of KPMG's operations in India. He is the former President of Foundation for Democratic Reforms in India, a US-based non-profit organization. He is also an advisor to several venture and private equity funds in India.

Mr. Iyengar also holds directorship in ICICI Venture Funds Management Company Ltd., Rediff.com India Ltd., Mahindra Holidays and Resorts India Ltd., CL Educate Limited and Cleartrip Pvt. Ltd. in India, Cleartrip Inc., AverQ Inc., Kovair Software Inc., Rediff Holdings Inc. and American India Foundation INc. in USA, iYogi Limited in Mauritius and our wholly owned subsidiary Dr. Reddy's Laboratories S.A., in Switzerland.

He holds a B.Com. (Hons.) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales. His Board and Committee positions in companies other than Dr. Reddy's is given in **Table 13.**

Mr. Sridar Iyengar does not hold any shares/ADRs of the Company as on 31 March 2014.

DR. ASHOK S GANGULY

Dr. Ashok S Ganguly joined the Company's Board in 2009. He is currently the Chairman of ABP Private Limited (Ananda Bazar Patrika Group) and was a Director on the Central Board of Reserve Bank of India from 2001 to 2009. He is a member of the Prime Minister's Council on Trade and Industry as well as the Investment Commission, and the India-USA CEO Council set up by the Prime Minister of India and the President of the US. He is also a member of the National Knowledge Commission to the Prime Minister of India.

TABLE 11 CHAIRMANSHIP/MEMBERSHIP HELD BY MR. ANUPAM PURI IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Tech Mahindra Limited	-	Audit Committee
	-	Compensation Committee
Mumbai Mantra Media Limited	-	Audit Committee
Mahindra & Mahindra Limited	-	Strategic Investment Committee

TABLE 12 CHAIRMANSHIP/MEMBERSHIP HELD BY DR. BRUCE L A CARTER IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Regulus Inc., USA.	Compensation Committee	Audit Committee
Xencor Inc., USA.	-	Corporate Governance Committee
Enanta Pharmaceutical Inc., USA.	Compensation Committee	-

He was the Chairman of Hindustan Lever Limited from 1980 to 1990, and member of the Unilever Board from 1990 to 1997 with responsibility for world-wide research and technology. He also serves as a Director on Board of Wipro Limited and as a member of Advisory Board of Diageo India Pvt. Limited.

He is a recipient of the 'Padma Bhushan' as well as 'Padma Vibhushan', two of India's prestigious civilian honours. At present, he serves as a member of the Rajya Sabha, the upper house of the Parliament of India.

In addition to the Committee chairmanship/ membership in the Company, he also holds positions in the Board Committees of other Companies as provided in **Table 14**.

Dr. Ashok S Ganguly holds 4,800 shares in the Company as on 31 March 2014.

DR. J P MOREAU

Dr. J P Moreau joined the Company's Board in 2007. He founded Biomeasure Incorporated based near Boston and has been its President and CEO. Prior to that he was working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group and was responsible for the Group's Discovery and Innovation with facilities in Paris, London, Barcelona and Boston. He was the Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date. He has published over 50 articles in scientific journals and has more than 30 patents to his name. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. Dr. Moreau was also responsible for establishing Kinerton Limited in Ireland in March, 1989, a wholesale manufacturer of therapeutic peptides. Dr. Moreau is also on the Board of Mulleris Therapeutics Inc. and ProteoThera Inc. in Delaware, USA.

Dr. Moreau has a degree in Chemistry from the University of Orleans and a D.Sc. in biochemistry. He has also conducted post-doctorate research at the École Polytechnique.

Apart from Committee memberships in Dr. Reddy's, Dr. Moreau is not a member/ chairman of any Committee in any other company.

Dr. Moreau does not hold any shares/ADRs in the Company as on 31 March 2014.

MS. KALPANA MORPARIA

Ms. Kalpana Morparia joined the Company's Board in 2007. She is the Chief Executive Officer of J.P. Morgan, India, where she leads their Business Groups (investment banking, asset management, treasury services and principal investment management) & Service Groups (global research, finance, technology and operations). She is also a member of J.P. Morgan's global strategy team headquartered in New York and the J.P. Morgan Asia Pacific Executive Committee.

Prior to becoming CEO of J.P. Morgan India, Ms. Morparia served as Vice Chair on the Boards of ICICI Group. She joined the ICICI Group in 1975 and was the Joint Managing Director of ICICI Group from 2001 to 2007. She was named one of 'The 50 Most Powerful Women' in 'International Business' by Fortune magazine in 2008; one of the 25 most powerful women in Indian business by Business Today, a leading Indian business magazine in 2004, 2005, 2006 and 2008; and one of 'The 100 most Powerful Women' by Forbes magazine in 2006. She also serves on the Boards of: Bennett, Coleman & Co. Limited, CMC Limited, J.P. Morgan Services India Private Limited, J.P. Morgan Asset Management India Private Limited and Philip Morris International Inc., USA. She is also a member of the Governing Board of Bharati Foundation.

A graduate in law from Bombay University, Ms. Morparia has served on several committees constituted by the Government of India. In addition to the Committee

TABLE 13 CHAIRMANSHIP/MEMBERSHIP HELD BY MR. SRIDAR IYENGAR IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Rediff.com India Limited	Audit Committee	-
CL Educate Limited	Audit Committee	-
Mahindra Holidays and Resorts India Limited	Audit Committee	Remuneration Committee
ICICI Venture Funds Management Company Limited	-	Compensation and Corporate Governance Committee
Cleartrip Private Limited	Audit Committee	-
	Compensation Committee	-
Cleartrip Inc., Cayman Islands	Audit Committee	Nominating & Governance Committee
	Compensation Committee	-
iYogi Limited, Mauritius	Audit Committee	-

TABLE 14 CHAIRMANSHIP/MEMBERSHIP HELD BY DR. ASHOK S GANGULY IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Wipro Limited	Corporate Governance Committee	-
	Nomination Committee	-

CORPORATE GOVERNANCE

chairmanship/membership in the Company, she also holds positions in the Board Committees of other Companies (see **Table 15**).

Ms. Morparia holds 10,800 shares in the Company as on 31 March 2014

DR. OMKAR GOSWAMI

Dr. Omkar Goswami joined the Company's Board in 2000. Since April 2004, he has been the Founder and Chairman of CERG Advisory Private Limited, a consulting and advisory firm. He taught and researched Economics for 18 years at Oxford University, Delhi School of Economics, Harvard University, Tufts University, Jawaharlal Nehru University, Rutgers University and at the Indian Statistical Institute. In March 1997, he moved away from formal academics to become the Editor of Business India, one of India's leading business magazine. From August 1998 up to March 2004, Dr. Goswami served as the Chief Economist of the Confederation of Indian Industry–the premier apex industry association of India. He is also a Director on the Boards of: Infosys Ltd., Crompton Greaves Ltd., IDFC Ltd., Ambuja Cements Ltd., Cairn India Ltd., DSP Black Rock Investment Managers Private Ltd., Godrej Consumer Products Ltd., Bajaj Finance Ltd., Max Healthcare Institute Ltd. and Infosys BPO Ltd.

In addition to the Committee chairmanship/ membership in the Company, he also holds positions in the Board Committees of other Companies (see **Table 16**).

Dr. Goswami holds 22,800 shares in the Company as on 31 March 2014.

MR. RAVI BHOOTHALINGAM

Mr. Ravi Bhoothalingam joined the Company's Board in 2000. Mr. Bhoothalingam has served as the President of The Oberoi Group of Hotels and was responsible for the Group's worldwide operations. He has also served as Head of Personnel at British American Tobacco (BAT) Plc, Managing Director of VST Industries Limited and as a Director of ITC Limited. He is also a Director of Sona Koyo Steering Systems Limited.

TABLE 15 CHAIRMANSHIP/MEMBERSHIP HELD BY MS. KALPANA MORPARIA IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Bennett Coleman & Co. Ltd	Audit Committee	-
	Nomination & Remuneration Committee	-
CMC Limited	Governance Committee	Executive Committee
Philip Morris International Inc.	Nominating and Corporate Governance Committee	Product Innovation and Regulatory Affairs Committee
	-	Finance Committee

TABLE 16 CHAIRMANSHIP/MEMBERSHIP HELD BY DR. OMKAR GOSWAMI IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Infosys Limited	Investor Grievances Committee	Risk Management Committee
	-	Compensation Committee
IDFC Limited	Compensation Committee	Audit Committee
	-	Nomination Committee
Crompton Greaves Limited	Audit and Risk Management Committee	-
Ambuja Cements Limited	-	Compliance Committee
	-	Audit Committee
Cairn India Limited	Investor Grievance Committee	Audit Committee
	-	Remuneration Committee
Godrej Consumer Products Limited	-	Audit Committee
	-	HR & Compensation Committee
	-	Nomination Committee
Infosys BPO Limited	-	Audit Committee
	-	Remuneration Committee
Bajaj Finance Limited	-	Audit Committee
	-	Remuneration & Nomination / Compensation Committee
Max Healthcare Institute Limited	Service Excellence Committee	Remuneration Committee

TABLE 17 CHAIRMANSHIP/MEMBERSHIP HELD BY MR. RAVI BHOOTHALINGAM IN OTHER COMPANIES

NAME OF THE COMPANY	AS CHAIRPERSON	AS MEMBER
Sona Koyo Steering Systems Limited	Audit Committee	Remuneration Committee

Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and Master's degree in Experimental Psychology from Gonville and Caius College, Cambridge University.

In addition to the Committee chairmanship/ membership in the Company, he also holds positions in the Board Committees of other Companies. (see **Table 17**).

Mr. Ravi Bhoothalingam holds 22,800 shares in the Company as on 31 March 2014.

COMPLIANCE REPORT ON THE NYSE CORPORATE GOVERNANCE GUIDELINES

Pursuant to Section 303A.11 of the NYSE Listed Company Manual, Dr. Reddy's which is a foreign private issuer as defined by SEC, must make its US investors aware of the significant ways in which the corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this is posted on the Company's website: www.drreddys.com

COMPLIANCE REPORT ON NON-MANDATORY REQUIREMENTS UNDER CLAUSE 49

1. THE BOARD: The Chairman of Dr. Reddy's is an Executive Director and maintains the Chairman's office at the Company's expenses.

2. REMUNERATION COMMITTEE: The Board of Directors has a Nomination, Governance and Compensation Committee, which comprises of only Independent Directors. This Committee also discharges the duties and responsibilities of Remuneration Committee as contemplated under the non-mandatory requirements of Clause 49. Details of the Committee and its powers have been discussed in this chapter.

3. SHAREHOLDERS RIGHTS: The Company did not send half-yearly results to each household of the shareholders in FY2014. However, in addition to displaying its quarterly and half-yearly results on its website: www.drreddys.com and publishing in widely circulated newspapers, the quarterly financial results are sent to the registered e-mail addresses of the shareholders.

4. AUDIT QUALIFICATIONS: The auditors have not qualified the financial statements of the Company.

5. TRAINING OF BOARD MEMBERS: The Company believes that the Board be continuously empowered with the knowledge of the latest developments in the Company's businesses and the external environment affecting the Company and the industry as a whole. To this end, the Directors were given presentations on the global business environment, as well as all business areas of the Company including business strategy, risks and opportunities. The Directors also visit manufacturing and research locations of the Company.

6. MECHANISM FOR EVALUATING NON-EXECUTIVE BOARD MEMBERS: A Director among the Independent Directors has been identified to provide structured feedback to the Board on the functioning and performance of the Board and to encourage healthy discussions and openness amongst the members of the Board. The Company also conducted an independent review of its Board processes, functioning and contribution of individual Board members in enhancing overall Board's effectiveness.

7. WHISTLE BLOWER POLICY: The Company has a whistle blower policy.

ADDITIONAL SHAREHOLDERS' INFORMATION

The chapter on *Additional Shareholders' Information* forms a part of this annual report.

EXHIBIT 1

DECLARATION OF THE CHIEF EXECUTIVE OFFICER ON COMPLIANCE WITH CODE OF BUSINESS CONDUCT AND ETHICS

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics (the Code) which applies to all employees and Directors of the Company, its subsidiaries and affiliates. Under the Code, it is the responsibility of all employees and Directors to familiarize themselves with the Code and comply with its standards.

I hereby certify that the Board members and senior management personnel of Dr. Reddy's have affirmed compliance with the Code of the Company for the financial year 2013-14.

G V Prasad
Chairman and Chief Executive Officer

Place Hyderabad
Date 13 May 2014

EXHIBIT 2

REPORT OF THE AUDIT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Audit Committee of the Board of Directors comprises of four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During 2013-14, the

CORPORATE GOVERNANCE

Audit Committee met five times. It discussed with the Company's internal auditors and statutory auditors the scope and plans for their respective audits. It also discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed the Company's quarterly unaudited and annual audited financial statements with the management. B S R & Co. LLP, Chartered Accountants, the Company's independent auditors for Indian GAAP and KPMG, the Company's independent auditors for IFRS financial statements, are responsible for expressing their opinion on the conformity of the Company's audited financial statements with Generally Accepted Accounting Principles.

Relying on the review and discussions with the management and the Independent auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles and the IFRS in all material aspects.

To ensure that the accounts of the Company are properly maintained and that accounting transactions are in accordance with the prevailing laws and regulations, the Committee reviewed the internal controls put in place by the Company and in conducting such reviews, the Committee found no material discrepancy or weakness in the Company's internal control systems.

In 2005-06, the Company became the first Indian manufacturing company to comply with Section 404 of the US Sarbanes-Oxley Act (SOX), in advance of the mandatory deadline of 31 March 2007, which was applicable to foreign private issuers.

The Committee has also reviewed the non-audited services being provided by the Statutory Auditors and concluded that such services were not in conflict with the independence of the Statutory Auditors.

The Committee ensures that the Company's Code of Business Conduct and Ethics has a mechanism such that no personnel intending to make a complaint relating to securities and financial reporting shall be denied access to the Audit Committee.

The Audit Committee has recommended to the Board of Directors:

1. That the audited Standalone and Consolidated financial statements prepared as per Indian GAAP of Dr. Reddy's Laboratories Limited for the year ended 31 March 2014, be accepted by the Board as a true and fair statement of the financial status of the Company.
2. That the financial statements prepared as per IFRS as issued by International Accounting Standards Board for the year ended 31 March 2014, be accepted by the Board and included in the Company's annual report on Form 20-F, to be filed with the US Securities and Exchange Commission.

Further, the Committee has recommended to the Board the re-appointment of B S R & Co. LLP, Chartered Accountants as statutory Independent auditors under Indian GAAP for a period up to the fiscal year ending 31 March 2016 and KPMG, India, as statutory Independent auditors for IFRS for the fiscal year ending 31 March 2015.

Mr. Sridar Iyengar
Chairman, Audit Committee

Place Hyderabad
Date 12 May 2014

EXHIBIT 3

REPORT OF THE NOMINATION, GOVERNANCE AND COMPENSATION COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Nomination, Governance and Compensation Committee of the Board of Directors comprises of four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Periodically examine the structure, composition and functioning of the Board and recommend changes, as necessary, to improve the Board's effectiveness and oversee the evaluation
- Assess the Company's policies and processes in key areas of corporate governance and the impact of related significant regulatory and statutory changes, if any, with a view to ensure that the Company is at the forefront of good corporate governance
- Examine major aspects of the Company's organizational health and recommend changes as necessary
- Review and recommend the compensation and variable pay for Executive Directors to the Board; and
- Establish, in consultation with the management, the compensation program for the Company, and recommend it to the Board for approval In that context:
  - Establish annual Key Result Areas (KRAs) for the Executive Directors and oversee the evaluation of their achievement
  - Review, discuss and provide guidance to the management, on the KRAs for members of the Management Council and their remuneration
  - Review the Company's ESOP Schemes and oversee administration of the ESOP Schemes

As on 31 March 2014, the Company had 749,137 outstanding stock options, which amounts to 0.44 % of total equity capital. These stock options are held by 770 employees of the Company and its subsidiaries under Dr. Reddy's Employees Stock Options Scheme, 2002 and Dr. Reddy's Employees ADR Stock Options Scheme, 2007. Out of the total 749,137 stock options, 10,000 are exercisable at fair market value and 739,137 stock options are exercisable at par value i.e. ₹5.

The Committee met thrice during the financial year. It had discussions around review of annual performance appraisal, grant of stock options, incentive plans for Proprietary Products & Biologics, gender diversity, and compensation and other human resource related matters.

The Committee devoted considerable time discussing the organization health, design and succession planning for critical positions within the Company. It also monitors the Company's system for hiring, developing and retaining talent.

The Committee also focused on identifying and evaluating candidates for the Board.

The Nomination, Governance and Compensation Committee also recommends to the Board, changes in committee structure and membership and other steps that would improve the Board's effectiveness in overseeing the Company.

Mr. Anupam Puri
Chairman, Nomination, Governance and Compensation Committee

Place Hyderabad
Date 12 May 2014

EXHIBIT 4

REPORT OF THE SCIENCE, TECHNOLOGY AND OPERATIONS COMMITTEE

To the Shareholders of Dr. Reddy's Laboratories Limited

The Science, Technology and Operations Committee of the Board of Directors comprises of four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee's primary responsibilities are to:

- Advise the Board and management on scientific, medical and technical matters and operations involving the Company's development and discovery programs (generic and proprietary), including major internal projects, business development opportunities, interaction with academic and other outside research organizations
- Assist the Board and management to stay abreast of novel scientific and technology developments and innovations and anticipate emerging concepts and trends in therapeutic research and development, to help assure that the Company makes well-informed choices in committing its resources
- Assist the Board and the management in creation of valuable Intellectual Property (IP)
- Review the status of non-infringement patent challenges
- Assist the Board and the management in building and nurturing science in the organization in tune with its business strategy

The Committee met four times during the financial year. The Science, Technology and Operations Committee apprised the Board on the key discussions and recommendations made at the Committee meetings.

Dr. Ashok S Ganguly
Chairman, Science, Technology and Operations Committee

Place Hyderabad
Date 12 May 2014

EXHIBIT 5

REPORT OF THE RISK MANAGEMENT COMMITTEE

To the Shareholders of Dr. Reddy's Laboratories Limited

The Risk Management Committee of the Board of Directors comprises four Directors. Each member of the Committee is an Independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its primary responsibilities are to:

- Discuss with senior management, the Company's Enterprise Level Risks and provide oversight as may be needed
- Ensure it is apprised of the most significant risks and emerging issues, along with the action, the management is taking and how it is ensuring effective Enterprise Risk Management (ERM)
- Reviewing risk disclosure statements in any public documents or disclosures

The Committee met thrice during the financial year to review the enterprise wide risks, review the status of mitigation of the key risks, risk management initiatives (including review of insurance and self-insurance options), evaluate residual risk thereof and recommend interventions from time to time.

The Risk Management Committee also apprised the Board on the key discussions and recommendations made at the Committee meetings and shared information on enterprise-wide risks.

Dr. Bruce L A Carter
Chairman, Risk Management Committee

Place Hyderabad
Date 12 May 2014

EXHIBIT 6

CEO AND CFO CERTIFICATE TO THE BOARD PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT OF THE SEBI

We, G V Prasad, Chairman and Chief Executive Officer and Saumen Chakraborty, President and Chief Financial Officer, to the best of our knowledge and belief, certify that:

A. We have reviewed the financial statements including cash flow statement (standalone and consolidated) for the financial year ended 31 March 2014 and that these statements:
   i. do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;
   ii. together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B. There are no transactions entered into by the Company during the year, which are fraudulent, illegal or in violation of the Company's Code of Business Conduct and Ethics.

C. We accept the responsibility for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting and have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to address these deficiencies.

D. We have disclosed, wherever applicable, to the auditors and the Audit Committee:
   i. that there were no deficiencies in the design or operations of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data including any corrective actions;
   ii. that there are no material weaknesses in the internal controls over financial reporting;
   iii. that there are no significant changes in internal control over financial reporting during the year;
   iv. all significant changes in the accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements; and
   v. that there are no instances of significant fraud of which we have become aware of and involvement therein of the management or an employee having a significant role in the Company's internal control system over financial reporting.

G V Prasad
Chairman and Chief Executive Officer

Saumen Chakraborty
President and Chief Financial Officer

Place Hyderabad
Date 13 May 2014

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE

To the members of Dr. Reddy's Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ('the Company'), for the year ended on 31 March 2014, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of the conditions of the Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for **B S R & CO. LLP**
CHARTERED ACCOUNTANTS
Firm Registration No.: 101248W

Supreet Sachdev
Partner
Membership No.: 205385

Place Hyderabad
Date 13 May 2014

Additional Shareholders' Information

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
8-2-337, Road No. 3, Banjara Hills
Hyderabad 500 034
Andhra Pradesh, India
Tel: +91-40-4900 2900
Fax: +91-40-4900 2999
website: www.drreddys.com
CIN: L85195TG1984PLC004507
E-mail ID: shares@drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

COMPLIANCE OFFICER UNDER LISTING AGREEMENT

Sandeep Poddar
Company Secretary
Tel: +91-40-4900 2222
Fax: +91-40-4900 2999
E-mail ID: spoddar@drreddys.com

ADR INVESTORS/INSTITUTIONAL INVESTORS/FINANCIAL ANALYSTS

Kedar Upadhye
Investor Relations
Tel: +91-40-6683 4297
Fax: +91-40-2373 1955
E-mail ID: kedaru@drreddys.com

MEDIA

Dharini Mishra
Corporate Communications
Tel: +91-40-4900 2441
Fax: +91-40-4900 2999
E-mail ID: dharinim@drreddys.com

INDIAN RETAIL INVESTORS

Sandeep Poddar
Company Secretary
Tel: +91-40-4900 2222
Fax: +91-40-4900 2999
E-mail ID: shares@drreddys.com

ANNUAL GENERAL MEETING

Date	Thursday, 31 July 2014
Time	9.30 AM
Venue	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad 500 034

Last date for receipt of proxy forms: Tuesday, 29 July 2014 before 9.30 AM.

DIVIDEND

The Board of Directors of the Company has proposed a dividend of ₹18 per share on equity shares of ₹5 each. The dividend, if declared by the shareholders at the 30th Annual General Meeting scheduled to be held on 31 July 2014, will be paid on or after 7 August 2014.

BOOK CLOSURE DATE

The dates of book closure are from Tuesday,15 July 2014 to Friday, 18 July 2014 (both days inclusive) for the purpose of payment of dividend.

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN)

ISIN is an unique identification number of traded scrip. This number has to be quoted in each transaction relating to the dematerialised securities of the Company. The ISIN number of the equity shares of the Company is INE089A01023.

FY2014 represents fiscal year 2013-14, from 1 April 2013 to 31 March 2014. Analogously for FY2013 and previously such labeled years.

ADDITIONAL SHAREHOLDERS' INFORMATION

CUSIP NUMBER FOR ADRS

The Committee on Uniform Security Identification Procedures (CUSIP) of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP number **256135203**.

DEPOSITORIES

OVERSEAS DEPOSITORY OF ADRs

J P Morgan Chase & Co.
P.O. Box 64504, St. Paul
MN 55164-0504
Tel: +1-651-453 2128

INDIAN CUSTODIAN OF ADRs

JP Morgan Chase Bank NA
India Sub-Custody, 6th Floor
Paradigm B Wing, Mindspace, Malad (West)
Mumbai 400 064
Maharashtra, India
Tel: +91-22-6649 2500
Fax: +91-22-6649 2509/2880 1117
E-mail ID: india.custody.client.service@jpmorgan.com

REGISTRAR FOR INDIAN SHARES (COMMON AGENCY FOR DEMAT AND PHYSICAL SHARES)

Bigshare Services Private Limited
306, Right Wing, 3rd Floor, Amrutha Ville
Opp. Yashoda Hospital, Rajbhavan Road
Hyderabad 500 082
Andhra Pradesh, India
Tel: +91-40-2337 4967
Fax: +91-40-2337 0295
E-mail ID: bsshyd@bigshareonline.com

PERSONS HOLDING OVER 1% OF THE SHARES

Table 1 gives the names of the persons who hold more than 1 per cent shares of the Company as on 31 March 2014.

EQUITY HISTORY OF THE COMPANY

Table 2 lists equity history of the Company since incorporation of the Company up to 31 March 2014.

DESCRIPTION OF VOTING RIGHTS

All shares issued by the Company carry equal voting rights.

FINANCIAL CALENDAR

TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS IN FY2015	
For the quarter ending 30 June 2014	Last week of July 2014
For the quarter and half-year ending 30 September 2014	Last week of October 2014
For the quarter and nine months ending 31 December 2014	Last week of January 2015
For the year ending 31 March 2015	First fortnight of May 2015
AGM for the year ending 31 March 2015	Second fortnight of July 2015

LISTING ON STOCK EXCHANGES AND STOCK CODES

	EQUITY SHARES	ADRs
BSE Limited (BSE)	500124	-
National Stock Exchange of India Limited (NSE)	DRREDDY-EQ	-
New York Stock Exchange Inc. (NYSE)	-	RDY

Notes:

1. *Listing fees to the Indian Stock Exchanges for listing of equity shares have been paid for the FY2015.*
2. *Listing fees to the NYSE for listing of ADRs has been paid for the CY2014.*
3. *The Stock Code on Reuters is REDY.NS and on Bloomberg is DRRD:IN.*

TABLE 1 PERSONS HOLDING 1% OR MORE OF THE SHARES IN THE COMPANY AS ON 31 MARCH 2014[1]

S. NO.	NAME	NO. OF SHARES	%
1	Dr. Reddy's Holdings Limited	39,729,284	23.35
2	First State Investments Management (UK) Limited, First State Investments International Limited and their Associates	14,056,799	8.26
3	Blackrock Institutional Trust Company and their Associates	3,585,440	2.11
4	ICICI Prudential Life Insurance Company Limited	3,531,404	2.08
5	Abu Dhabi Investment Authority	3,423,613	2.01
6	Government of Singapore	2,446,719	1.44
7	Life Insurance Corporation of India and its associates	2,008,098	1.18

[1] Does not include ADR holding.

TABLE 2 EQUITY HISTORY OF THE COMPANY SINCE INCORPORATION OF THE COMPANY UP TO 31 MARCH 2014

DATE/FINANCIAL YEAR	PARTICULARS	ISSUED	CANCELLED	CUMULATIVE
24 February 1984	Issue to Promoters	200		200
22 November 1984	Issue to Promoters	243,300		243,500
14 June 1986	Issue to Promoters	6,500		250,000
9 August 1986	Issue to Public	1,116,250		1,366,250
30 September 1988	Forfeiture of 100 shares		100	1,366,150
9 August 1989	Rights Issue	819,750		2,185,900
16 December 1991	Bonus Issue (1:2)	1,092,950		3,278,850
17January 1993	Bonus Issue (1:1)	3,278,850		6,557,700
10 May 1994	Bonus Issue (2:1)	13,115,400		19,673,100
10 May 1994	Issue to Promoters	2,250,000		21,923,100
26 July 1994	GDR underlying Equity Shares	4,301,076		26,224,176
29 September 1995	SEFL Shareholders on merger	263,062		26,487,238
30 January 2001	CDL Shareholders on merger	5,142,942		31,630,180
30 January 2001	Cancellation of shares held in CDL		41,400	31,588,780
11 April 2001	ADR underlying Equity Shares	6,612,500		38,201,280
9 July 2001	GDR conversion into ADR			38,201,280
24 September 2001	ARL Shareholders on merger	56,694		38,257,974
25 October 2001	Sub division of equity shares*			76,515,948
30 January 2004	Allotment pursuant to exercise of Stock Options	3,001		76,518,949
2005-06	Allotment pursuant to exercise of Stock Options	175,621		76,694,570
11 May 2006	Allotment pursuant to exercise of Stock Options	7,683		76,702,253
1 July 2006	Allotment pursuant to exercise of Stock Options	34,687		76,736,940
16 August 2006	Allotment pursuant to exercise of Stock Options	20,862		76,757,802
30 August 2006	Bonus Issue (1:1)	76,757,802		153,515,604
22 November 2006	ADR underlying Equity Shares	12,500,000		166,015,604
29 November 2006	ADR underlying Equity Shares (Green Shoe option)	1,800,000		167,815,604
19 December 2006	Allotment pursuant to exercise of Stock Options	13,958		167,829,562
16 February 2007	Allotment pursuant to exercise of Stock Options	70,782		167,900,344
20 March 2007	Allotment pursuant to exercise of Stock Options	11,836		167,912,180
2007-08	Allotment pursuant to exercise of Stock Options	260,566		168,172,746
2008-09	Allotment pursuant to exercise of Stock Options	223,605		168,468,777
	Allotment pursuant to exercise of ADR Stock Options	72,426		
2009-10	Allotment pursuant to exercise of Stock Options	302,451		168,845,385
	Allotment pursuant to exercise of ADR Stock Options	74,157		
2010-11	Allotment pursuant to exercise of Stock Options	363,296		169,252,732
	Allotment pursuant to exercise of ADR Stock Options	44,051		
2011-12	Allotment pursuant to exercise of Stock Options	264,683		169,560,346
	Allotment pursuant to exercise of ADR Stock Options	42,931		
2012-13	Allotment pursuant to exercise of Stock Options	228,583		169,836,475
	Allotment pursuant to exercise of ADR Stock Options	47,546		
2013-14	Allotment pursuant to exercise of Stock Options	241,140		170,108,868
	Allotment pursuant to exercise of ADR Stock Options	31,253		

**Sub-division of one equity share of ₹10 face value into two equity shares of ₹5 face value.*

ADDITIONAL SHAREHOLDERS' INFORMATION

CHART 1

MOVEMENT OF THE COMPANY'S SHARE PRICE ON NSE AND CNX NIFTY INDEX


160
150
140
130
120
110
100
90
DR. REDDY'S SHARE PRICE
S&P CNX NIFTY
APR 13
MAY 13
JUN 13
JUL 13
AUG 13
SEP 13
OCT 13
NOV 13
DEC 13
JAN 14
FEB 14
MAR 14

Notes: 1. All values are indexed to 100 as on 1 April 2013.
2. S&P CNX Nifty is a well diversified 50 stock index accounting for 22 sectors of the Indian economy. It is owned and managed by India Index Services and Products Ltd. (IISL), India's first specialized company focused upon the index as a core product.

CHART 2

MOVEMENT OF ADR PRICE AND S&P ADR INDEX


150
140
130
120
110
100
90
DR. REDDY'S ADR PRICE
S&P ADR INDEX
APR 13
MAY 13
JUN 13
JUL 13
AUG 13
SEP 13
OCT 13
NOV 13
DEC 13
JAN 14
FEB 14
MAR 14

Notes: 1. All values are indexed to 100 as on 1 April 2013.
2. The S&P ADR Index is based on the non-US stocks comprising the S&P Global 1200 traded in the US exchanges. For details of the methodology used to compute this index please visit www.adr.com.

CHART 3

PREMIUM ON ADR TRADED ON NYSE VERSUS PRICE QUOTED AT THE NSE


8
6
4
2
0
-2
-4
-6
APR 13
MAY 13
JUN 13
JUL 13
AUG 13
SEP 13
OCT 13
NOV 13
DEC 13
JAN 14
FEB 14
MAR 14

Note: Premium has been calculated on a daily basis using RBI reference exchange rate.

STOCK DATA

Table 3 gives the monthly high/low and the total number of shares/ADRs traded per month on the BSE, NSE and the NYSE during FY2014.

Chart 1 gives the movement of the Company's share price on NSE vis-à-vis CNX Nifty during FY2014.

Chart 2 gives the movement of Dr. Reddy's ADR prices on NYSE vis-à-vis S&P ADR Index during FY2014 and **Chart 3** gives premium in percent on ADR traded on NYSE compared to price quoted at NSE during FY2014.

SHAREHOLDING PATTERN AS ON 31 MARCH 2014

Tables 4 and 5 gives the data on shareholding classified on the basis of ownership and shareholders' class, respectively.

DIVIDEND HISTORY

Chart 4 on page 84 shows the dividend history of the Company from FY2004 to FY2014.

NOMINATION FACILITY

Shareholders holding physical shares may, if they so desire, send their nominations in Form SH.13 of the Companies (Share Capital and Debentures) Rules, 2014 to the Registrars & Transfer Agent of the Company. Those holding shares in dematerialized form may contact their respective Depository Participant (DP) to avail nomination facility.

SHARE TRANSFER SYSTEM

All queries and requests relating to share transfers/transmissions may be addressed to our Registrar and Transfer Agent.

BIGSHARE SERVICES PRIVATE LIMITED
306, Right Wing, 3rd Floor, Amrutha Ville
Opp. Yashoda Hospital, Rajbhavan Road
Hyderabad 500 082
Tel: +91-40-2337 4967
Fax: +91-40-2337 0295
E-mail ID: bsshyd@bigshareonline.com

TABLE 3 HIGH, LOW AND NUMBER OF SHARES TRADED PER MONTH ON BSE, NSE AND NYSE DURING FY2014

MONTH	BSE			NSE			NYSE		
	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (₹)	LOW (₹)	NO. OF SHARES	HIGH (US$)	LOW (US$)	NO. OF ADRs[1]
April 2013	2,035.00	1,766.30	3,57,214	2,038.65	1,768.25	7,550,136	37.97	32.78	6,522,617
May 2013	2,150.90	1,970.25	9,67,775	2,152.00	1,970.00	9,411,954	38.74	36.44	4,505,490
June 2013	2,230.00	2,037.00	3,86,553	2,233.90	2,034.20	6,279,834	38.73	34.31	4,370,973
July 2013	2,400.75	2,136.35	6,08,259	2,404.80	2,135.80	8,992,642	39.95	35.97	5,127,385
August 2013	2,354.95	2,025.00	3,74,255	2,367.00	2,027.00	6,892,056	37.81	31.32	6,362,800
September 2013	2,471.70	2,161.00	4,38,526	2,474.40	2,194.20	5,434,164	39.20	32.22	4,825,279
October 2013	2,545.00	2,350.00	5,61,434	2,545.15	2,354.00	6,752,780	41.03	38.08	4,035,946
November 2013	2,498.70	2,313.00	3,15,915	2,500.00	2,377.10	4,620,603	40.79	38.00	3,735,027
December 2013	2,554.00	2,393.15	2,16,118	2,557.55	2,391.15	4,481,172	41.42	38.43	4,011,115
January 2014	2,690.00	2,460.00	3,88,446	2,691.95	2,460.20	5,888,449	43.81	39.39	4,386,417
February 2014	2,939.80	2,517.05	3,71,192	2,939.40	2,516.55	6,713,826	47.93	41.08	5,515,902
March 2014	2,890.00	2,548.00	6,13,453	2,878.00	2,546.40	8,693,816	46.99	42.76	6,566,912

[1]One ADR is equal to one equity share.

TABLE 4 DISTRIBUTION OF SHAREHOLDINGS ON THE BASIS OF OWNERSHIP

	AS ON 31 MARCH 2014		AS ON 31 MARCH 2013		% CHANGE
	NO. OF SHARES	% OF TOTAL	NO. OF SHARES	% OF TOTAL	
Promoters' Holding					
– Individuals	3,688,528	2.17	3,688,528	2.17	0.00
– Companies	39,729,284	23.35	39,729,284	23.39	(0.04)[1]
Sub-Total	**43,417,812**	**25.52**	**43,417,812**	**25.56**	**(0.04)**
Indian Financial Institutions	2,279,143	1.34	8,011,645	4.72	(3.38)
Banks	102,681	0.06	253,670	0.15	(0.09)
Mutual Funds	8,319,959	4.89	10,477,307	6.17	(1.28)
Foreign holdings					
– Foreign Institutional Investors	58,353,621	34.30	50,367,192	29.65	4.65
– Non Resident Indians	2,276,099	1.34	2,437,396	1.44	(0.10)
– ADRs/Foreign Nationals	30,648,384	18.02	28,622,630	16.85	1.17
Sub total	**101,979,887**	**59.95**	**100,169,840**	**58.98**	**0.97**
Indian Public and Corporates	24,711,169	14.53	26,248,823	15.46	(0.93)
Total	**170,108,868**	**100.00**	**169,836,475**	**100.00**	**0.00**

[1]Change in percentage due to further ESOP allotment.

TABLE 5 DISTRIBUTION OF SHAREHOLDING ACCORDING TO SHAREHOLDERS' CLASS AS ON 31 MARCH 2014

SHARES HELD	NO. OF SHAREHOLDERS	% OF SHAREHOLDERS	NO. OF SHARES HELD	% OF SHAREHOLDING
1 – 5,000	66,294	94.83	5,407,566	3.18
5,001 – 10,000	1,303	1.86	1,914,852	1.13
10,001 – 20,000	946	1.35	2,772,749	1.63
20,001 – 30,000	334	0.48	1,688,833	1.00
30,001 – 40,000	199	0.28	1,378,733	0.81
40,001 – 50,000	109	0.16	995,017	0.58
50,001 – 100,000	250	0.36	3,506,577	2.06
100,001 and above	469	0.67	121,802,306	71.60
Total (Excluding ADRs)	**69,904**	**100.00**	**139,466,633**	**81.99**
Equity shares underlying ADRs[1]	1	0.00	30,642,235	18.01
Total	**69,905**	**100.00**	**170,108,868**	**100.00**

[1]Held by beneficial owners outside India.

ADDITIONAL SHAREHOLDERS' INFORMATION


CHART 4
DIVIDEND HISTORY
FY2004-FY2014
IN PERCENT
100
100
100
75
75
125
225
225
275
300
360 (Proposed)
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014


CHART 5
BREAK UP OF SHARES IN ELECTRONIC AND PHYSICAL FORM
IN PERCENT
2014
2013
1.4
1.6
1.2
1.1
97.4
97.3
PHYSICAL FORM
ELECTRONIC FORM CDSL
ELECTRONIC FORM NSDL

The Company periodically reviews the operations of its Registrar and Transfer Agent. The number of shares transferred/ transmitted in physical form during the last two financial years are given in **Table 6**.

DEMATERIALIZATION OF SHARES

The Company's scrip forms part of the compulsory dematerialization segment for all investors with effect from 15 February 1999. To facilitate easy access of the dematerialized system to the investors, the Company has signed up with both the depositories — namely the National Securities Depository Limited (NSDL) and the Central Depository Services (India) Limited (CDSL) — and has established connectivity with the depositories through its Registrar and Transfer Agent, Bigshare Services Private Limited.

Chart 5 gives the breakup of dematerialized shares and shares in certificate form as on 31 March 2014 as compared with that as on 31 March 2013. Dematerialization of shares is done through Bigshare Services Private Limited and on an average the dematerialization process is completed within 10 days from the date of receipt of a valid dematerialization request along with the relevant documents.

SECRETARIAL AUDIT

For each quarter of FY2014, a qualified practicing Company Secretary carried out the reconciliation of share capital audit to reconcile the total admitted share capital with NSDL and CDSL, total issued and listed share capital. The reports confirm that the total issued/paid up share capital is in agreement with the total number of shares in physical form and dematerialized form held with NSDL and CDSL.

In addition to the above, a Secretarial Audit for FY2014 was carried out by Dr. K R Chandratre, practicing Company Secretary, having more than 27 years of experience. The report of said Secretarial Audit forms a part of this annual report.

OUTSTANDING ADRS AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the US on New York Stock Exchange Inc. (NYSE) under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on 31 March 2014, there were approximately 10,530 record holders of ADRs evidencing 30,642,235 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN FY2014

Table 7 gives details of types of shareholder queries received and replied to during FY2014. Pending queries and requests were either received during the last week of March 2014, or were pending due to non-receipt of information/documents from the shareholders.

DATES AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 8 gives the details of date, time, location and business transacted through special resolution at last three Annual General Meetings. There is no proposal to conduct postal ballot for any matter in the ensuing Annual General Meeting.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are five pending cases relating to disputes over title of the shares of the Company, in which the Company has been made a party. These cases, however, are not material in nature.

UNCLAIMED DIVIDENDS/INTEREST

Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the FY2006 have been transferred to the general revenue account of the Central Government/Investor Education and Protection Fund.

The dividends and interest on debentures for the following years, which remain unclaimed for seven years will be transferred to Investor

TABLE 6 SHARES TRANSFERRED/TRANSMITTED IN PHYSICAL FORM

	FY2014	FY2013
Number of transfers/transmissions	107	74
Number of shares	62,776	14,298

TABLE 7 SHAREHOLDER QUERIES AND REQUESTS RECEIVED AND REPLIED TO IN FY2014

S. NO.	NATURE OF LETTERS	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE[1]
1	Change of address	-	142	142	-
2	Revalidation and issue of duplicate dividend warrants	53	1,534	1,361	226
3	Sub-division of shares (Exchange)	4	123	113	14
4	Share transfers	1	111	110	2
5	Transmission of shares	13	12	22	3
6	Split/Consolidation of shares	-	4	4	-
7	Stop transfers	-	23	23	-
8	Power of attorney registration	-	-	-	-
9	Change of bank mandate	-	116	112	4
10	Correction of name	-	9	9	-
11	Dematerialization of Shares	4	478	473	9
12	Rematerialization of Shares	-	-	-	-
13	Issue of duplicate share certificates of Dr. Reddy's	3	28	25	6
14	Issue of duplicate share certificates of ARL/SEFL/CDL	-	-	-	-
15	Letters & emails received from Shareholders	8	1,130	1,131	7
16	Complaints received from Stock Exchanges/SEBI etc.	-	13	13	-

[1] The Company has since resolved all the shareholders' queries which were pending as on 31 March 2014.
The above table does not include those shareholder's disputes, which are pending in various counts.

TABLE 8 LAST THREE ANNUAL GENERAL MEETINGS

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2010-11	21 July 2011 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna Road No. 1, Banjara Hills Hyderabad 500 034	■ Re-appointment of Dr. K Anji Reddy as Whole-time Director designated as Chairman ■ Payment of commission and grant of stock options to Directors other than the Managing/Whole-time Directors
2011-12	20 July 2012 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna Road No. 1, Banjara Hills Hyderabad 500 034	Extension of term of Dr. Reddy's Employees Stock Option Scheme, 2002
2012-13	31 July 2013 at 10.30 A.M.	Grand Ball Room, Hotel Taj Krishna Road No. 1, Banjara Hills Hyderabad 500 034	No Special Resolution passed

TABLE 9 DATES OF TRANSFER OF UNCLAIMED DIVIDEND ON SHARES/INTEREST AND REDEMPTION AMOUNT ON DEBENTURES

FINANCIAL YEAR	TYPE OF PAYMENT	DATE OF DECLARATION/PAYMENT	AMOUNT OUTSTANDING AS ON 31 MARCH 2014	DUE FOR TRANSFER ON
2006-07	Final Dividend	24 July 2007	2,138,355.00	30 August 2014
2007-08	Final Dividend	22 July 2008	1,969,777.50	28 August 2015
2008-09	Final Dividend	22 July 2009	3,124,100.50	28 August 2016
2009-10	Final Dividend	23 July 2010	5,194,597.50	29 August 2017
2010-11	Final Dividend	21 July 2011	5,536,766.25	27 August 2018
2011-12	1st Year Debenture Interest	24 March 2012	1,866,050.08	23 March 2019
2011-12	Final Dividend	20 July 2012	6,927,697.50	26 August 2019
2012-13	2nd Year Debenture Interest	23 March 2013	1,966,396.38	22 March 2020
2012-13	Final Dividend	31 July 2013	8,090,520.00	05 September 2020
2013-14	Debenture Redemption and 3rd & Final year's Interest	24 March 2014	45,908,231.50	23 March 2021

ADDITIONAL SHAREHOLDERS' INFORMATION

Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956. **Table 9** gives the transfer dates in this regard. The Bonus Debentures, issued by the Company in 2011, matured on March 24, 2014. They were redeemed for cash at face value of ₹5 each along with third and final year's interest. Shareholders/Debenture holders who have not claimed these dividends/ interest/redemption amount are, therefore, requested to do so before they are statutorily transferred to the Investor Education and Protection Fund.

Shareholders/Debenture holders who have not encashed their dividend/interest warrants nor claimed the redemption amount on matured debentures as specified in **Table 9** are requested to immediately approach M/s. Bigshare Services Private Limited, Hyderabad for the issue of duplicate warrant(s)/demand draft(s) in lieu of the original warrants.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance by the Company relating to capital markets for the last three years.

FINANCIAL RESULTS ON COMPANY'S WEBSITE

The quarterly, half yearly and annual results of the Company are displayed on its website: www.drreddys.com. Presentations to analysts, as and when made, are immediately placed on the website for the benefit of the shareholders and public at large. Apart from the above, the Company also regularly provides relevant information to the stock exchanges as per the requirements of the Listing Agreements.

INFORMATION ON DIRECTORS PROPOSED FOR RE-APPOINTMENT

The information is given in the chapter on *Corporate Governance*.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may post their queries relating to shares, dividends etc., at this Investor-Helpdesk.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

Pursuant to the provisions of Section 100 of the Companies Act, 2013 and the Companies (Management and Administration) Rules, 2014, an Extraordinary General Meeting of the Company may be called on the requisition of shareholders, either in writing or through electronic mode, at least clear twenty one days prior to the proposed date of such extraordinary general meeting. Such a requisition shall set out the matters of consideration for which the meeting is to be called on, signed by the requisitionists and sent to the registered office of the Company.

Members entitled to make requisition for an Extraordinary General Meeting with regard to any matter, shall be those who hold not less than one-tenth of such of the paid up share capital of the Company as on the date of the requisition, carries the right of voting.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 160 of the Companies Act, 2013, any member, intending to propose a person for appointment on the Board of the Company, or the person himself, shall deposit a signed notice signifying candidature to the office of a Director, along with a deposit of ₹100,000 (Rupees One Lakh) at the registered office of the Company, not less than fourteen days before the shareholders' meeting. This amount shall be refunded to such person or the member, if the person proposed gets elected as a director or gets more than 25% of votes.

All nominations are considered by the Nomination, Governance and Compensation Committee of the Board of Directors of the Company which entirely comprises of Independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association of the Company are available at the corporate website of the Company: www.drreddys.com.

CERTIFICATE FROM THE COMPANY SECRETARY

I, Sandeep Poddar, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that as on date of this certificate, the Company has:

a. Complied with the provisions of the Listing Agreements with the Stock Exchanges, applicable rules and regulations framed by the Securities and Exchange Board of India and the Companies Act, 1956, as applicable, including Companies Act, 2013 implemented as on date, certain of which sections has significantly progressed as per timelines permitted under the Act.
b. Complied with the provisions prescribed for Directors' Identification Number under the Companies Act, 1956 and Director Identification Number Rules, 2006 as amended.
c. Maintained all books of account and statutory registers prescribed under the Companies Act, 1956.
d. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and/ or authorities as required under the Companies Act, 1956.

e. Conducted the Board meetings and Annual General Meeting as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.
f. Effected share/debenture transfers and despatched the certificates within the time limit prescribed by various authorities.
g. Not exceeded the borrowing or investment limits.
h. Paid dividend to the shareholders, interest and redemption amount to the debenture holders within the prescribed time limit, transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit and has also complied with the provisions of the Investor Education and Protection Fund (uploading of information regarding unpaid and unclaimed amounts lying with companies) Rules, 2012.

The certificate is given by the undersigned according to the best of his knowledge and belief and based on information and records, knowing fully that on the faith and strength of what is stated above, full reliance will be placed on it by the shareholders of the Company.

Place Hyderabad
Date 13 May 2014

Sandeep Poddar
Company Secretary

ADDITIONAL SHAREHOLDERS' INFORMATION

FACILITY LOCATIONS IN INDIA

ACTIVE PHARMACEUTICAL INGREDIENTS (API) FACILITIES

API HYDERABAD PLANT 1
Plot No. 137 & 138
IDA Bollaram, Jinnaram Mandal
Medak District, Andhra Pradesh
Pin: 502 325

API HYDERABAD PLANT 2
Plot No. 75B, 105, 110 & 111
IDA Bollaram, Jinnaram Mandal
Medak District, Andhra Pradesh
Pin: 502 325

API HYDERABAD PLANT 3
Plot No. 116, 116A & 126C & SY No. 157
IDA Bollaram, Jinnaram Mandal
Medak District, Andhra Pradesh
Pin: 502 325

API HYDERABAD PLANT 4
Plot No. 9/A, 9/B, 22A, 22B & 22C
Phase – III, IDA Jeedimetla
Ranga Reddy District, Andhra Pradesh
Pin: 500 055

API NALGONDA PLANT
Peddadevulapally
Tripuraram Mandal
Nalgonda District, Andhra Pradesh
Pin: 508 207

API SRIKAKULAM PLANT
IDA Pydibheemavaram
Ransthal Mandal
Srikakulam District, Andhra Pradesh
Pin: 532 409

API SRIKAKULAM PLANT (SEZ)
Sector No. 28 & 34
Devunipalavalasa Village
Ranastalam Mandal,
Srikakulam District, Andhra Pradesh
Pin: 532 409

FORMULATIONS MANUFACTURING FACILITIES

FORMULATIONS HYDERABAD PLANT 1
Plot No. 146
IDA Bollaram, Jinnaram Mandal
Medak District, Andhra Pradesh
Pin: 502 320

FORMULATIONS HYDERABAD PLANT 2
Survey No. 42, 45, 46 & 54
Bachupally, Qutubullapur Mandal
Ranga Reddy District, Andhra Pradesh
Pin: 500 123

FORMULATIONS HYDERABAD PLANT 3
Survey No. 41
Bachupally, Qutubullapur Mandal
Ranga Reddy District, Andhra Pradesh
Pin: 500 123

FORMULATIONS YANAM PLANT
Ward-F, Block-4, Adavipolam
Yanam, Pondicherry
Pin: 533 464

FORMULATIONS BADDI PLANT 1
Khol, Nalagarh
Solan District, Nalagarh Road Baddi
Himachal Pradesh
Pin: 173 205

FORMULATIONS BADDI PLANT 2
Village Mauja Thana
Nalagarh Baddi Road, Baddi
Solan District, Himachal Pradesh
Pin: 173 205

FORMULATIONS VIZAG SEZ PLANT 1
Plot No. P1-P9, Phase III
Duvvada, VSEZ, Visakapatanam
Andhra Pradesh
Pin: 530 046

FORMULATIONS VIZAG SEZ PLANT 2
Plot No. Q1 to Q5, Phase III
Duvvada, VSEZ, Visakapatanam
Andhra Pradesh
Pin: 530 046

FORMULATIONS SRIKAKULAM PLANT (SEZ)
Sector No. 9-13 & 17-20
Devunipalavalasa Village
Ranastalam Mandal
Srikakulam District, Andhra Pradesh
Pin: 532 409

BIOLOGICS
Survey No. 47, Bachupally Village
Qutubullapur Mandal
Ranga Reddy District, Andhra Pradesh
Pin: 500 123

RESEARCH AND DEVELOPMENT FACILITIES

INTEGRATED PRODUCT DEVELOPMENT ORGANIZATION (IPDO)
Bachupally Village
Qutubullapur Mandal
Ranga Reddy District, Andhra Pradesh
Pin: 500 123

AURIGENE DISCOVERY TECHNOLOGIES LIMITED (ADTL), BANGALORE
39-40, KIADB Industrial Area
Electronic City Phase II
Hosur Road
Bangalore, Karnataka
Pin: 560 100

ADTL, HYDERABAD
Bollaram Road, Miyapur
Hyderabad, Andhra Pradesh
Pin: 500 049

TECHNOLOGY DEVELOPMENT CENTRE HYDERABAD 1
Bollaram Road, Miyapur
Hyderabad, Andhra Pradesh
Pin: 500 049

TECHNOLOGY DEVELOPMENT CENTRE HYDERABAD 2
Plot 31A IDA, Jeedimetla
Hyderabad, Andhra Pradesh
Pin: 500 050

FACILITY LOCATIONS OUTSIDE INDIA

KUNSHAN ROTAM REDDY PHARMACEUTICAL CO. LIMITED
No.258, Huang Pu Jiang (M) Road
Kunshan Development Zone
Jiangsu Province, P. R. China
Pin: 215 300

API CUERNAVACA PLANT
Industrias Quimicas Falcon de Mexico
S.A. de C.V.
Carretera Federal Cuernavaca-Cuautla
KM 4.5 CIVAC, Jiutepec, Morelos
Mexico 62578

DR. REDDY'S LABORATORIES (UK) LIMITED
6, Riverview Road
Beverly, East Yorkshire, HU 17 OLD
United Kingdom

API MIRFIELD PLANT
DR. REDDY'S LABORATORIES (EU) LTD.
Steanard Lane
Mirfield, West Yorkshire
WF 14,8HZ
United Kingdom

TECHNOLOGY DEVELOPMENT CENTRE CAMBRIDGE
CHIROTECH TECHNOLOGY LIMITED
410, Cambridge Science Park
Milton Road
Cambridge, CB4 0PE
United Kingdom

FORMULATIONS SHREVEPORT PLANT
Dr. Reddy's Laboratories Louisiana LLC
8800, Line Avenue
Shreveport, Louisiana 71106
USA

FORMULATIONS BRISTOL PLANT
Dr. Reddy's Laboratories Tennessee LLC
P.O. Box 9002,
201, Industrial Drive, Bristol
Tennessee 37621-9002
USA

API MIDDLEBURGH PLANT
DR. REDDY'S LABORATORIES NEW YORK INC.
1974, Route 145, P.O. Box 500
Middleburgh, New York 12122
USA

TECHNOLOGY DEVELOPMENT CENTRE
LEIDEN OCTOPLUS N.V.
Zernikedreef 12, 2333 CL Leiden
The Netherlands

TECHNOLOGY DEVELOPMENT CENTRE PRINCETON
303, College Road East,
Princeton, New Jersey 08540
USA

Five years at a Glance

₹ million

YEAR ENDED MARCH 31	2014	2013	2012	2011	2010
INCOME STATEMENT DATA					
Revenues	1,32,170	1,16,266	96,737	74,693	70,277
Cost of revenues	56,369	55,687	43,432	34,430	33,937
Gross profit	**75,801**	**60,579**	**53,305**	**40,263**	**36,340**
as a % of revenues	57	52	55	54	52
OPERATING EXPENSES					
Selling, general and administrative expenses*	38,783	34,272	29,907	23,689	31,108
Research and development expenses	12,402	7,674	5,911	5,060	3,793
Other Operating (income)/expenses, net	(1,416)	(2,479)	(765)	(1,115)	(569)
Total operating expenses	**49,769**	**39,467**	**35,053**	**27,634**	**34,332**
Operating income	**26,032**	**21,112**	**18,252**	**12,629**	**2,008**
as a % of revenues	20	18	19	17	3
FINANCE COSTS, NET					
Finance income	1,674	1,478	1,227	173	369
Finance expenses	(1,274)	(1,018)	(1,067)	(362)	(372)
Finance (expense)/income, net	**400**	**460**	**160**	**(189)**	**(3)**
Share of profit of equity accounted investees, net of income tax	174	104	54	3	48
Profit before income tax	**26,606**	**21,676**	**18,466**	**12,443**	**2,053**
Income tax benefit/(expense)	(5,094)	(4,900)	(4,204)	(1,403)	(985)
Profit for the year	**21,512**	**16,776**	**14,262**	**11,040**	**1,068**
as a % of revenues	16	14	15	15	2
EARNINGS PER SHARE (₹)					
– Basic	126.52	98.82	84.16	65.28	6.33
– Diluted	126.04	98.44	83.81	64.95	6.30
Dividend declared per share (₹)	18.00	15.00	13.75	11.25	11.25
BALANCE SHEET DATA					
Cash and cash equivalents, net of bank overdraft	8,451	5,054	7,379	5,660	6,545
Operating working capital**	46,526	41,710	35,189	25,194	16,009
Total assets	1,70,223	1,42,369	1,19,477	95,005	80,330
Total long-term debt, excluding current portion	20,740	12,625	16,335	5,271	5,385
Total stockholders' equity#	90,801	72,805	57,287	45,803	42,915
ADDITIONAL DATA					
NET CASH PROVIDED BY/(USED IN):					
Operating activities	19,463	13,317	16,150	8,009	13,226
Investing activities	(16,620)	(13,944)	(18,665)	(8,658)	(6,998)
Financing activities	(217)	(1,792)	3,735	(377)	(5,307)
Effect of exchange rate changes on cash	771	94	499	141	246
Expenditure on property, plant and equipment & Intangibles	(10,627)	(7,336)	(8,585)	(11,606)	(4,283)

* *Includes impairment of goodwill and other intangibles and reversal of impairment. Figures are regrouped for previous years.*

** *Operating working capital = Trade receivables + inventories - Trade payables*

Restated to reflect the adoption of revised IAS-19

Key Financial Ratios

YEAR ENDED MARCH 31	2014	2013	2012	2011	2010
PROFITABILITY RATIOS					
EBITDA margin %	25%	24%	26%	22%	23%
Gross Margin %	57%	52%	55%	54%	52%
– Global Generics	66%	59%	63%	65%	60%
– PSAI	20%	32%	32%	26%	33%
Adjusted PAT* margin %	16%	15%	16%	14%	13%
ASSET PRODUCTIVITY RATIOS					
Fixed Asset Turnover	3.2	3.3	3.1	2.9	3.2
Total Assets Turnover	0.8	0.9	0.9	0.9	0.9
WORKING CAPITAL RATIOS					
Working Capital Days	165	154	154	134	130
Inventory Days	148	134	149	156	143
Debtors Days	90	90	81	72	69
Creditor Days	72	70	76	94	82
GEARING RATIO					
Net Debt/Equity	0.12	0.20	0.24	0.39	0.10
VALUATION RATIOS					
Earnings per share (₹)	126.04	98.44	83.81	64.95	6.30
Book Value per share (₹)	532	427	337	269	253
Dividend Payout %	14%	15%	16%	17%	179%
Trailing Price/Earnings Ratio	20.3	17.9	19.6	28.7	18.9

(1) *Fixed Asset Turnover: Net Sales/Avg Net Fixed Assets (Property, plant and equipment)*

(2) *Total Asset Turnover: Net Sales/Avg Total Assets*

(3) *Working Capital Days: Inventory Days + Receivable Days – Payable Days*

(4) *Inventory Days: Average Inventory/Cost of Revenue * 365*

(5) *Receivable Day: Average Trade Receivables/Turnover * 365*

(6) *Payable Days: Average Trade Payables/Cost of Revenue * 365*

(7) *Book Value per share: Equity/Outstanding equity shares*

(8) *Dividend Payout: DPS/EPS*

(9) *Trailing price: Closing share price on the last working day of March*

Adjusted for non-cash impairment charge and other non-recurring costs/income

Secretarial Audit Report

THE BOARD OF DIRECTORS,
Dr. Reddy's Laboratories Limited
8-2-337, Banjara Hills, Road No. 3
Hyderabad 500 034

I have examined the registers, records and documents of Dr. Reddy's Laboratories Limited ("the Company") for the financial year ended on 31 March 2014 according to the provisions of –

- The Companies Act, 1956 and the Rules made under that Act;
- The Depositories Act, 1996 and the Regulations and Bye-laws framed under that Act;
- The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'):
  - The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
  - The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992;
  - The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;
  - The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;
  - The Securities Contracts (Regulation) Act, 1956 ('SCRA'), the Rules made under that Act; and
  - The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008.
- The Equity Listing Agreements with BSE Limited, National Stock Exchange of India Limited, Debt Listing Agreements with National Stock Exchange of India Limited and BSE Limited and Listed Company Manual of New York Stock Exchange Inc.

1. Based on my examination and verification of the registers, records and documents produced to me and according to the information and explanations given to me by the Company, I report that the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 ("the Act") and the Rules made under the Act and the Memorandum and Articles of Association of the Company, with regard to:

(a) maintenance of various statutory registers and documents and making necessary entries therein;
(b) closure of the Register of Members/ Debenture holders;
(c) forms, returns, documents and resolutions required to be filed with the Registrar of Companies and Central Government;
(d) service of documents by the Company on its Members, Debenture holders, Debenture Trustees, Auditors and the Registrar of Companies;
(e) notice of Board meetings and Committee meetings of Directors;
(f) the meetings of Directors and Committees of Directors including passing of resolutions by circulation;
(g) the 29th Annual General Meeting held on 31 July 2013;
(h) minutes of proceedings of General Meetings and of Board and its Committee meetings;
(i) approvals of the Members, the Board of Directors, the Committees of Directors and government authorities, wherever required;
(j) constitution of the Board of Directors/ Committee(s) of Directors and appointment, retirement and re-

appointment of Directors including the Managing Director and Whole-time Director;
(k) payment of remuneration to the Directors including the Managing Director and Whole-time Director;
(l) appointment and remuneration of Auditors and Cost Auditors;
(m) transfers and transmissions of the Company's shares and debentures, issue and allotment of shares and debentures and issue and delivery of original and duplicate certificates of shares and debentures;
(n) payment of interest on debentures and redemption of debentures;
(o) declaration and payment of dividends;
(p) transfer of certain amounts as required under the Act to the Investor Education and Protection Fund;
(q) borrowings and registration, modification and satisfaction of charges;
(r) investment of the Company's funds including inter corporate loans and investments and loans to others;
(s) giving guarantees in connection with loans taken by subsidiaries and associate companies;
(t) form of Balance Sheet and Profit and Loss Account under the Act;
(u) Board's Report;
(v) contracts, common seal, registered office and publication of name of the Company; and
(w) generally, all other applicable provisions of the Act and the Rules made under that Act; and
(x) the Company has not accepted any fixed deposits and hence provisions of Sections 58A and 58AA and Rules framed thereunder are not applicable to the Company.

2. I further report that:
(a) the Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings/ debenture holdings and directorships in other companies and interests in other entities;
(b) the Directors have complied with the disclosure requirements in respect of their eligibility of appointment, their being independent and compliance with the code of Business Conduct & Ethics for Directors and Management Personnel;
(c) the Company has obtained all necessary approvals under the various provisions of the Act; and
(d) there was no prosecution initiated and no fines or penalties were imposed during the year under review under the Companies Act, SEBI Act, SCRA, Depositories Act, Listing Agreement and Rules, Regulations and Guidelines framed under these Acts against/on the Company, its Directors and Officers.

3. I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Bye-laws framed there under by the Depositories with regard to dematerialization/rematerialization of securities and reconciliation of records of dematerialized securities with all securities issued by the Company.

4. I further report that:
(a) the Company has complied with the requirements under the Equity Listing Agreements entered into with the BSE Limited and the Debt Listing Agreements with National Stock Exchange of India Limited and BSE Limited and the Listed Company Manual of New York Stock Exchange Inc;
(b) the Company has complied with the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 including the provisions with regard to disclosures and maintenance of records required under the Regulations;
(c) the Company has complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 including the provisions with regard to disclosures and maintenance of records required under the Regulations; and
(d) the Company has complied with the provisions of the Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008 and Debenture Trust Deed with regard to the disclosures under the Deed.

Dr. K R Chandratre
Practicing Company Secretary
Certificate of Practice No. 5144

Dated 1 May 2014

Directors' Report

DEAR MEMBERS,

Your Directors are pleased to present the 30th annual report for the year ended 31 March 2014.

FINANCIAL HIGHLIGHTS

Table 1 gives the financial highlights of the Company for FY2014 compared to the previous financial year on Indian GAAP standalone basis.

DIVIDEND

Your Directors are pleased to recommend a dividend of ₹18 on every equity share of ₹5 each (360%) for FY2014. The dividend, if approved at the 30th Annual General Meeting, will be paid to those shareholders whose names appear on the register of members of the Company as on 15 July 2014. The dividend is tax-free in the hands of the shareholders.

SHARE CAPITAL

The paid-up share capital of your Company increased by ₹1.36 million in FY2014 due to the allotment of 272,393 equity shares on exercise of stock options by the eligible employees under Dr. Reddy's Employees Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007.

UNSECURED, REDEEMABLE, NON-CONVERTIBLE DEBENTURES (NCDS)

The unsecured, redeemable, non-convertible debentures (NCDs) of ₹5 each issued by the Company in FY2011 as bonus debentures were due for maturity on 24 March 2014. These were redeemed at par and paid along with the third and final year's interest.

CORPORATE GOVERNANCE AND ADDITIONAL SHAREHOLDERS' INFORMATION

A detailed report on the corporate governance systems and practices of the Company is given in a separate chapter of the annual report 2013-14. Similarly, other detailed information for shareholders is given in chapter on *Additional Shareholders' Information*.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed report on the *Management Discussion and Analysis* is provided as a separate chapter in the annual report.

BUSINESS RESPONSIBILITY REPORT

A detailed *Business Responsibility Report* is given as a separate chapter in the annual report.

SUBSIDIARY COMPANIES

The Company has 51 subsidiaries as on 31 March 2014. During FY2014, two subsidiaries namely, Dr. Reddy's Laboratories Canada Inc., USA and Dr. Reddy's Singapore PTE. Ltd., Singapore were incorporated. Further, during FY2014, Reddy US Therapeutics Inc., USA ceased to be a subsidiary of the Company.

As per Section 212 of the Companies Act, 1956, the Company is required to attach the Directors' Report, Balance Sheet and Statement of Profit and Loss of the subsidiaries to the annual report. The Ministry of Corporate Affairs, Government of India vide its circular No. 2/2011 dated 8 February 2011 has provided an exemption to the companies from complying with Section 212, provided such companies publish the audited consolidated financial statements in their annual report.

Accordingly, the annual report 2013-14 does not contain the financial statements of the subsidiaries. The audited annual accounts and related information of the subsidiaries,

TABLE 1 FINANCIAL HIGHLIGHTS ₹ million

	FY2014	FY2013
Total revenue	**98,795**	**85,757**
Profit before depreciation and tax	28,349	20,660
Depreciation	3,805	3,128
Profit before tax	24,544	17,532
Tax expense	5,216	4,877
Net profit for the year	**19,328**	**12,655**
Add: Surplus at the beginning of the year	43,614	36,049
Total available for appropriation	**62,942**	**48,704**
Appropriations:		
Proposed dividend on equity shares	3,062	2,548
Tax on proposed dividend	520	433
Credit of dividend distribution tax	(2)	(4)
Dividend of previous years (including tax)	3	3
Debenture Redemption Reserve	827	845
Transfer to General Reserve	1,933	1,265
Balance carried forward	56,599	43,614

FY2014 represents fiscal year 2013-14, from 1 April 2013 to 31 March 2014. Analogously for FY2013 and previously such labeled years.

where applicable, will be made available for inspection during business hours at our registered office in Hyderabad, India. The same will also be published on the Company's website: www.drreddys.com

The members, if they so desire, may write to the Company Secretary at Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034, to obtain a copy of the financials of the subsidiary companies.

The consolidated financial statements, in terms of Section 129 of the Companies Act, 2013 and Clause 32 of the Listing Agreement and prepared in accordance with Accounting Standard 21 as specified in the Companies (Accounting Standards) Rules, 2006 also forms a part of this annual report.

DIRECTORS

Sub-section (10) of Section 149 of the Companies Act, 2013 (effective 1 April 2014) provides that an Independent Director shall hold office for a term of up to five consecutive years on the Board of a Company; and shall be eligible for re-appointment on passing of a special resolution by the shareholders of the Company. Sub-section (11) of the same section states that no Independent Director shall be eligible for more than two consecutive terms of up to five years each. In addition, sub-section 13 of Section 149 states that the provisions of retirement by rotation as defined in sub-sections (6) and (7) of Section 152 of the Act, shall not apply to such Independent Directors.

The new Clause 49 notified by the SEBI on April 17, 2014, most of which comes into effect from 1 October 2014, states in sub-clause II (B)(2) that any Independent Director "who has already served five years or more in a listed company as on 1 October 2014, shall be eligible for appointment, on completion of his present term, for one more term of up to five years only."

The appointment of Non-Executive Directors — whose sub-set comprise Independent Directors — under the Companies Act, 1956 was a de facto term of three years because one third of such fiduciaries were eligible for retirement by rotation. Therefore, it stands to reason that those Independent Directors who would complete their present three-year term at the ensuing AGM of the Company in July 2014, and are eligible for re-appointment, may be considered by the shareholders for re-appointment for a term of up to five years.

Therefore, the Board recommends to re-appoint the retiring Directors, Mr. Anupam Puri for an additional period of four years and Dr. Bruce L A Carter and Mr. Sridar Iyengar, for an additional period of five years each, respectively.

Further, the Board also recommends the appointment of Dr. Ashok S Ganguly, Dr. J P Moreau, Ms. Kalpana Morparia, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam as Independent Directors under the provisions of the Companies Act, 2013 and Clause 49 of the Listing Agreement, not liable to retire by rotation and to hold office for the period as stated in their respective resolutions and the explanatory statement forming part of the Notice of the AGM.

The brief profile of all the Independent Directors is given in the Corporate Governance section of the annual report for reference of the shareholders.

The Board of Directors at their meeting held on 13 May 2014 has re-designated Mr. Satish Reddy as Chairman and Mr. G V Prasad as Co-Chairman, Managing Director and Chief Executive Officer of the Company.

Further, pursuant to the provisions of Section 152 of the Companies Act, 2013 (effective 1 April 2014), one-third of the retiring Board members (other than Independent Directors), shall retire every year and if eligible, can be re-appointed, by the shareholders at their meeting.

Hence, approval of shareholders is also being sought for variation in terms of appointment of Mr. G V Prasad and Mr. Satish Reddy, Executive Directors for making their office liable to retire by rotation. All other terms and conditions of their appointment shall remain unchanged.

The respective resolutions to the above-referred matters are included in the notice convening the 30th Annual General Meeting scheduled on 31 July 2014.

DIRECTORS' RESPONSIBILITY STATEMENT

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. Accounting policies have been selected and applied consistently and judgments and estimates made, are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the FY2014 and of profit of the Company for that period;
3. Proper and sufficient care has been taken to maintain adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. Annual accounts have been prepared on a going concern basis.

STATUTORY AUDITORS

The statutory auditors of the Company, B S R & Co. LLP, Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office of the statutory auditors, if re-appointed.

DIRECTORS' REPORT

Section 139(2) of the Companies Act, 2013 (effective 1 April 2014), mandates that a listed company or such other prescribed classes of companies shall not appoint or re-appoint an audit firm as Statutory Auditors for more than two terms of five consecutive years each.

Further, the companies as aforesaid, whose Statutory Auditors has held office for a period of ten years or more are required to comply with these provisions, within three years from the date of commencement of these provisions i.e. 1 April 2014. For this purpose, the term of the audit firm before the commencement of these provisions shall be taken into account for calculating the period of ten consecutive years.

Our auditors, M/s. B S R & Co. LLP, Chartered Accountants, are holding the office as Statutory Auditors since FY2003. Hence, they can only be re-appointed for a period up to three years, i.e. up to FY2017.

The Audit Committee and the Board of Directors recommend the re-appointment of M/s. B S R & Co. LLP, Chartered Accountants as statutory auditors of the Company up to FY2016, for shareholders' approval.

COST AUDIT

The Central Government, in exercise of its powers conferred under sub-section (1) of Section 148 of the Companies Act, 2013 (effective 1 April 2014) has directed an audit of cost accounting records in respect of pharmaceuticals. The audit needs to be conducted by a Cost Accountant in Practice appointed for this purpose and whose appointment needs to be approved by the Board. The provisions also require that the remuneration of such cost auditor shall be ratified by the shareholders.

Based on the recommendations of the Audit Committee, the Board of Directors appointed M/s. Sagar & Associates as cost auditors of the Company for FY2015. The cost audit report would be filed with the Central Government as per the stipulated timeline. As a matter of record, relevant cost audit reports for FY2013 were filed on 27 September 2013, three days before the due date.

SECRETARIAL AUDIT REPORT

A secretarial audit for FY2014 was carried out by Dr. K R Chandratre, practicing Company Secretary. This forms a part of the annual report. It confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Equity and Debt Listing Agreements with the Stock Exchanges, Debenture Trust Deed, Securities Contracts (Regulation) Act, 1956 and all the regulations of Securities and Exchange Board of India (SEBI) as applicable to the Company, including the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and the SEBI (Prohibition of Insider Trading) Regulations, 1992.

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividends, which remained unpaid or unclaimed for a period of seven years, have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

EMPLOYEES STOCK OPTION SCHEMES

The details of stock options as on 31 March 2014 under the 'Dr. Reddy's Employees Stock Option Scheme, 2002' and the 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007', in terms of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, are set out in the **Annexure 1** to the Directors' Report.

PARTICULARS OF EMPLOYEES

In terms of the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the annexure to the Directors' Report. Having regard to the provisions of Section 219(1)(b)(iv) of the said Act, the annual report excluding the aforesaid information is being sent to the members of the Company. Any member interested in obtaining such particulars may write to the Company Secretary of the Company.

CONSERVATION OF ENERGY, RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

These particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are set out in the **Annexure 2** to the Directors' Report.

ACKNOWLEDGEMENT

Your Directors place on record their sincere appreciation for the significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients. We also acknowledge the support and wise counsel extended to us by analysts, bankers, government agencies, shareholders and investors at large. We look forward to having the same support in our endeavor to help people lead healthier lives.

For Dr. Reddy's Laboratories Limited,

G V Prasad
Chairman and Chief Executive Officer

Place Hyderabad
Date 13 May 2014

ANNEXURE – 1

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on 31 March 2014 under the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees ADR Stock Option Scheme, 2007 are as under:

EMPLOYEES STOCK OPTION SCHEMES

S. NO.	DESCRIPTION	DETAILS	
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002	DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007
1	Total Options granted	6,851,606	572,918
2	Pricing formula	Dr. Reddy's Employees Stock Option Scheme, 2002 provides for the grant of options in two categories:	Dr. Reddy's Employees ADR Stock Option Scheme, 2007 provides for the grant of options in two categories:
		Category A: 505,939 stock options out of the total of 4,349,102 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	**Category A:** 382,695 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
		Category B: 3,843,163 stock options out of the total of 4,349,102 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e. ₹5 per option).	**Category B:** 1,148,084 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e. ₹5 per option).
		The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price of the company's equity shares for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.	The fair market value of a share on each grant date falling under Category A above is defined as the closing price of the Company's equity shares on the trading day immediately preceding the date of grant, in the stock exchange where there is highest trading volume during that period.
3	Options vested as at 31 March 2014	60,818	7,265
4	Total Options exercised	2,464,608	312,364
5	Total number of shares arising as a result of exercise of options	2,464,608	312,364
6	Total Options lapsed	3,735,324	163,091
7	Variation of terms of Options	1. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 28 July 2004. The amendment enabled the Company to grant Stock Options in two categories of par value and fair market value. Before this amendment, the Scheme provided for grant of options at fair market value only.	1. Members of the Company approved the amendment in Dr. Reddy's Employees ADR Stock Option Scheme, 2007, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961.
		2. Members of the Company further approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General meeting held on 27 July 2005. The amendment enabled the Company to grant options in the following categories:	
		Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	

DIRECTORS' REPORT

<table>
<tr><th colspan="8">EMPLOYEES STOCK OPTION SCHEMES (CONTINUED)</th></tr>
<tr><th rowspan="2">S. NO.</th><th rowspan="2">DESCRIPTION</th><th colspan="6">DETAILS</th></tr>
<tr><th colspan="3">DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002</th><th colspan="3">DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007</th></tr>
<tr><td></td><td></td><td colspan="3">Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e. ₹5 per option).</td><td colspan="3"></td></tr>
<tr><td></td><td></td><td colspan="3">3. Members of the Company further approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002, at the Annual General Meeting held on 22 July 2008, to exercise the right to recover from the relevant employees, the fringe benefit tax, in respect of options granted to or vested or exercised by the eligible employees under provisions of the Income Tax Act, 1961. Further, pursuant to changes in the work levels in the organization structure of the Company, the Members of the Company approved removing the grades and designations prescribed in the scheme.</td><td colspan="3"></td></tr>
<tr><td></td><td></td><td colspan="3">The Government of India has abolished fringe benefit tax through the Finance Act 2009. Under this Act the fringe benefit tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a "perquisite" (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. Consequent to this abolishment and in furtherance of the resolution passed by the Company on 22 July 2008, management resolved to absorb the consequent perquisite tax for the options granted on or prior to 18 May 2008.</td><td colspan="3"></td></tr>
<tr><td>8</td><td>Total Money realised by exercise of options</td><td colspan="3">₹164,094,214</td><td colspan="3">₹1,561,820</td></tr>
<tr><td>9</td><td>Total number of options in force</td><td colspan="3">651,674</td><td colspan="3">97,463</td></tr>
<tr><td>10</td><td>Employee wise details of options granted during the year to</td><td colspan="3"></td><td colspan="3"></td></tr>
<tr><td>(i)</td><td>Senior managerial Personnel</td><td>NAME</td><td>EXERCISE PRICE</td><td>NO. OF OPTIONS</td><td>NAME</td><td>EXERCISE PRICE</td><td>NO. OF OPTIONS</td></tr>
<tr><td></td><td></td><td>Mr. Abhijit Mukherjee</td><td>Par Value</td><td>6,000</td><td>Dr. Raghav Chari</td><td>Par Value</td><td>3,500</td></tr>
<tr><td></td><td></td><td>Mr. Saumen Chakraborty</td><td>Par Value</td><td>3,500</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Mr. Umang Vohra</td><td>Par Value</td><td>4,000</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Dr. Cartikeya Reddy</td><td>Par Value</td><td>3,500</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Dr. R Ananthanarayanan</td><td>Par Value</td><td>4,500</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Mr. M V Ramana</td><td>Par Value</td><td>4,000</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Mr. Samiran Das</td><td>Par Value</td><td>3,300</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Dr. Amit Biswas</td><td>Par Value</td><td>3,300</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Dr. K V S Ram Rao</td><td>Par Value</td><td>1,600</td><td></td><td></td><td></td></tr>
<tr><td></td><td></td><td>Mr. Alok Sonig</td><td>Par Value</td><td>2,200</td><td></td><td></td><td></td></tr>
<tr><td>(ii)</td><td>Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.</td><td colspan="3">None</td><td colspan="3">None</td></tr>
</table>

EMPLOYEES STOCK OPTION SCHEMES (CONTINUED)

S. NO.	DESCRIPTION	DETAILS	
		DR. REDDY'S EMPLOYEES STOCK OPTION SCHEME, 2002	DR. REDDY'S EMPLOYEES ADR STOCK OPTION SCHEME, 2007
(iii)	Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant;	None	None
11	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'	₹113.13	
12	The difference between the employee compensation cost computed under Intrinsic Value Method and the employee compensation cost that shall have been recognized if the Company had used the Fair Value Methods and its impact on profits and on EPS of the Company	The employee Compensation Cost on account of ESOP in the financial year 2013-14 based on Intrinsic Value Method is ₹472 million. Had the Company used the Fair Value Method, the ESOP cost in the financial year would have been ₹436 million, which would have a consequential impact on profit. However, there would not have been any significant adverse effect on the Profit and EPS, on using fair value method of accounting.	
13	Weighted-average exercise prices and weighted-average fair values of options for options whose exercise price either equals or exceeds or is less than the market price of the stock	Weighted average exercise price and weighted average fair value of the outstanding Fair Market Value options as on 31 March 2014 was ₹448 and ₹210, respectively. Weighted average exercise price and weighted average fair value of the outstanding Par Value options as on 31 March 2014 was ₹5 and ₹1,724, respectively.	
14	Description of the method and significant assumptions used during the year to estimate the fair values of options:	The Company has opted Intrinsic Value Method for accounting of Compensation Cost arising out of ESOP. However for disclosures in para 12 above the following assumptions have been used:	
	(i) Risk-free interest rate	7.38% - 7.51%	
	(ii) Expected life	12 months to 48 months	
	(iii) Expected volatility	18.87% - 23.88%	
	(iv) Expected dividends	0.72%	
	(v) The price of the underlying share in market at the time of option grant	₹2,077.30	

DIRECTORS' REPORT

ANNEXURE – 2

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

FORM A POWER AND FUEL CONSUMPTION

1. ELECTRICITY	FY2014	FY2013
Purchased		
Unit	271,595,729	219,220,958
Total amount (₹)	1,736,359,312	1,359,301,040
Rate/unit (₹)	6.39	6.20
Own generation – through diesel generator set		
Unit	11,536,089	44,386,029
Units per ltr. of diesel oil	3.46	3.56
Rate/unit (₹)	17.83	13.56
2. COAL (USED IN BOILER)		
Quantity (tonnes)	65,351	72,806
Total Cost (₹)	341,481,183	405,895,221
Average rate (₹)	5,225	5,575
3. FURNACE OIL		
Quantity (K Ltrs.)	7,416	6,990
Total Cost (₹)	342,350,802	312,771,412
Rate/unit (₹)	46,167	44,747

TABLE 1 EXPENDITURE ON R&D

	FY2014	FY2013
Capital (₹ million)	724	391
Recurring (₹ million)	9,982	6,509
Total (₹ million)	10,706	6,900
Total R&D expenditure as a percentage of total turnover	11.10%	**8.37%**

FORM B
RESEARCH AND DEVELOPMENT (R&D)

1 Specific areas in which R&D activities were carried out by the Company are:

Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

- **Global Generics,** where our research and development activities are directed at the development of product formulations, process validation, bioequivalence testing and other data needed to develop the drugs that are equivalent to brand name products for sale in the emerging markets or whose patents and regulatory exclusivity periods have expired or are nearing expiration in the highly regulated markets of the United States and Europe. Global Generics also include our biologics business, where research and development activities are directed at the development of biologics products for the emerging as well as highly regulated markets. Our new biologics research and development facility caters to the highest development standards, including cGMP, Good Laboratory Practices and bio-safety level IIA.

- **Pharmaceutical Services and Active Ingredients,** where our research and development activities concentrate on development of chemical processes for the synthesis of Active Pharmaceutical Ingredients and intermediates (API) for use in our Global Generics segment and for sales in the emerging and developed markets to third parties. Our research and development activities also support our custom pharmaceutical services business and enable us to leverage the strength of our process chemistry and finished dosage development expertise to target innovator as well as emerging pharmaceutical companies. The research and development is directed towards providing services to support the entire pharmaceutical value chain – from discovery all the way to the market.

- **Proprietary Products,** where we are actively developing drugs based on Differentiated Formulations and discovery and development of new molecules, sometimes also referred to as 'New Chemical Entity' or 'NCEs'. Our research and development programs focus on the following therapeutic areas:
  - Neurology
  - Dermatology
  - Pain and Anti-infectives

We are focusing on an integrated research and development strategy to build sustainable mix of proprietary and branded Research and development portfolio of products in the above chosen Therapeutic areas.

2 Benefits derived as a result of the R&D

- Development of new products
- Modification of existing manufacturing processes to achieve savings in cost of production
- Modification of existing manufacturing processes to reduce the time cycle

- Indian patents and US patents filings for protection of Intellectual Property generated during R&D

3 Future plan of action

Commercialization of new products for which the products are under trials at development stage. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D lab.

4 Expenditure on R&D

Expenditure on R&D is given in **Table 1.**

TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION

Table 2 contains the details of technology absorption, adaptation and innovation.

FORM C
FOREIGN EXCHANGE EARNINGS AND OUTGO

Please refer information given in the Note nos. 2.33 and 2.34 – Notes to the accounts.

TABLE 2 TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1	Efforts, in brief, made towards technology absorption, adaptation and innovation	The Company has a full-fledged R&D division continuously engaged in research on new products and on process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by it. As soon as the technology is developed for a product, it is tested in a Pilot Plant and thereafter commercial production is taken up. It is our philosophy to continuously upgrade the technology.
2	Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvements, cost reduction, product development, import substitution etc. The continuous upgradation and adoption of new technology has benefited the Company in the form of better production process, better yields, better quality of the end product and cost reduction.
3	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished: a) Technology imported b) Year of import c) Has technology been fully absorbed d) If not fully absorbed, areas where this has not taken place, reasons therefore and future plans of action.	No Imported technology

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IGAAP Standalone Financial Statements

INDEPENDENT AUDITORS' REPORT

To the members of Dr. Reddy's Laboratories Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Dr. Reddy's Laboratories Limited ('the Company') which comprises the balance sheet as at 31 March 2014, the statement of profit and loss and the cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 ("the Act"). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2014;

(ii) in the case of the statement of profit and loss, of the profit for the year ended on that date; and

(iii) in the case of the cash flow statement, of the cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by the Companies (Auditor's Report) Order, 2003 ("the Order"), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Act, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.
2. As required by Section 227(3) of the Act, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

(b) in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the balance sheet, the statement of profit and loss and the cash flow statement dealt with by this Report are in agreement with the books of account;

(d) in our opinion, the balance sheet, the statement of profit and loss and the cash flow statement comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956, to the extent applicable; and

(e) on the basis of written representations received from the directors as on 31 March 2014, and taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2014, from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

for **B S R & Co LLP.**
Chartered Accountants
Firm registration No: 101248W

Supreet Sachdev
Partner
Membership No: 205385

Place : Hyderabad
Date : 13 May 2014

ANNEXURE TO THE INDEPENDENT AUDITORS' REPORT

The Annexure referred to in the auditors' report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended 31 March 2014.

We report that:

i. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of 3 years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.

ii. (a) Inventories, except goods-in-transit and stocks lying with third parties have been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable. For stocks lying with third parties at the year-end, written confirmations have been obtained.

(b) In our opinion, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material.

iii. (a) The Company has granted loans to nine subsidiary companies (of which 5 loans are interest free) covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year was ₹ 6,142 millions and the year-end balance of such loans was ₹ 4,856 millions.

(b) In our opinion, the rate of interest and other terms and conditions on which loans have been granted to companies listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loans granted to the companies listed in the register maintained under Section 301, where stipulations have been made, the borrowers have been regular in repaying the principal amounts as stipulated and in the payment of interest, wherever applicable.

(d) There is no overdue amount of more than ₹ one lakh in respect of loans granted to any of the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(e) The Company has not taken loans secured or unsecured from any companies, firms and other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

iv. In our opinion and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories are for the Company's specialized requirements and similarly certain goods sold are for the specialized requirements of the buyers and suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. We have not observed any major weakness in the internal control system during the course of the audit.

v. (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in point (a) above and exceeding the value of ₹ 5 lakh with any party during the year, have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time except for the purchases of certain items of inventories which are for Company's specialized requirements and similarly for sale of certain goods for the specialized requirements of the buyers and for which suitable alternative sources are not available to obtain comparable quotations. However, on the basis of information and explanations provided, the same appear reasonable.

vi. In our opinion, and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A, Section 58AA or other relevant provisions of the Companies Act, 1956 and the rules framed there under/the directives issued by the Reserve Bank of India (as applicable) with regard to deposits accepted from the public. Accordingly, there have been no proceedings before the Company Law Board or National Company Law Tribunal (as applicable) or Reserve Bank of India or any Court or any other Tribunal in this matter and no order has been passed by any of the aforesaid authorities.

vii. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

viii. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

ix. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities.

ANNEXURE TO THE INDEPENDENT AUDITORS' REPORT (CONTINUED)

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues were in arrears as at 31 March 2014 for a period of more than six months from the date they became payable.

(c) According to the information and explanations given to us, the dues set out in Appendix - 1 in respect of Income tax, Sales tax, Service tax, Customs duty and Excise duty have not been deposited with the appropriate authorities on account of disputes.

x. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses during the financial year and in the immediately preceding financial year.

xi. In our opinion and according to the information and explanations given to us, the Company, has not defaulted in repayment of dues to its bankers or to any financial institutions, or to debenture holders during the year.

xii. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xiii. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/nidhi/mutual fund/society.

xiv. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the Order is not applicable.

xv. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company.

xvi. In our opinion and according to the information and explanations given to us by the management, term loans availed by the Company were applied for the purposes for which the loans were obtained, other than for temporary deployment of funds pending application.

xvii. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that funds raised on short-term basis have not been used for long term investment.

xviii. The Company has not made any preferential allotment of shares to companies, firms or parties covered in the register maintained under Section 301 of the Companies Act, 1956.

xix. During the year ended 31 March 2011, the Company had issued unsecured debentures in accordance with the scheme of arrangement approved by the High Court of Andhra Pradesh, India. No security or charge in respect of such debentures was created. During the year ended 31 March 2014, the Company has redeemed all of such unsecured debentures at par value aggregating to ₹ 5,078 million as per the terms of the aforesaid scheme.

xx. During the year, the Company has not raised any money through public issue.

xxi. According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for **B S R & Co LLP.**
Chartered Accountants
Firm registration No: 101248W

Supreet Sachdev
Partner
Membership No: 205385

Place : Hyderabad
Date : 13 May 2014

ANNEXURE TO THE INDEPENDENT AUDITORS' REPORT (CONTINUED)

Appendix 1 as referred to in paragraph ix (c) of annexure to the Independent Auditors' Report

Name of the Statute	Nature of dues	Amount in ₹ millions	Forum where the dispute is pending	Period to which the amount relates
Income Tax Act, 1961	Tax and interest	447	Income Tax Appellate Tribunal	2005-2009
		86	Commissioner Appeals	2011-2012
		9	High Court	1990-1994
Central Excise Act, 1944	Duty	1,568	Appellate Authority – upto Commissioners	2001-2013
		83	CESTAT	2003-2013
		36	High Court	2003-2012
		98	Revenue Authority	2012-2013
		218	CESTAT and High Court	2011-2012
Customs Act,1962	Duty	26	Appellate Authority – upto Commissioners	2003-2009
		18	Supreme Court	1992-1999
	Penalty	0.1	Appellate Authority – upto Commissioners	2007
		16	Supreme Court	1992-1999
		0.4	CESTAT	2004
Finance Act, 1994	CENVAT Credit of Service Tax	498	CESTAT	2006-2012
		208	Appellate Authority – upto Commissioners	2004-2013
		13	High Court	2005-2008
Central Sales Tax Act and Sales Tax Acts of various states	Tax	1	Sales Tax Appellate Tribunal	2008-2009
		139	Appellate Authority – upto Commissioners	2005-2013
		143	Sales Tax Tribunal	2002-2011
		2	High Court	2006-2008
	Penalty	46	Appellate Authority – upto Commissioners	2008-13
		13	Sales Tax Tribunal	2006-11

Out of the total disputed dues, an amount of ₹ 309 million has been paid under protest for sales tax related matters, ₹ 57 million has been paid under protest for service tax related matters, ₹ 18 million has been paid for customs related matters, ₹ 237 million has been paid for excise related matters and ₹ 10 million has been paid for income tax related matters.

BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	NOTE	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
EQUITY AND LIABILITIES			
Shareholders' funds			
Share capital	2.1	851	849
Reserves and surplus	2.2	92,439	76,985
		93,290	77,834
Non current liabilities			
Long term borrowings	2.3	9,015	63
Deferred tax liabilities, net	2.25	1,252	937
Other long term liabilities	2.4	47	28
Long term provisions	2.5	335	298
		10,649	1,326
Current liabilities			
Short term borrowings	2.3	17,630	15,828
Trade payables	2.6	8,423	7,678
Other current liabilities	2.4	10,294	13,011
Short term provisions	2.5	4,795	4,214
		41,142	40,731
	TOTAL	145,081	119,891
ASSETS			
Non current assets			
Fixed assets			
Tangible assets	2.7	26,937	23,355
Intangible assets	2.7	546	515
Capital work-in-progress		5,761	4,232
Non current investments	2.8	17,401	21,826
Long term loans and advances	2.9	5,358	3,752
Other non current assets	2.15	-	209
		56,003	53,889
Current assets			
Current investments	2.10	10,664	1,966
Inventories	2.11	15,921	15,265
Trade receivables	2.12	45,615	29,639
Cash and bank balances	2.13	6,651	9,191
Short term loans and advances	2.14	8,287	8,634
Other current assets	2.15	1,940	1,307
		89,078	66,002
	TOTAL	145,081	119,891
Significant accounting policies	1		

The accompanying notes are an integral part of financial statements

As per our report of even date attached
for **B S R & Co. LLP**
Chartered Accountants
Firm Registration No.: 101248W
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 13 May 2014

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

G V Prasad	Chairman & Chief Executive Officer
K Satish Reddy	Vice Chairman & Managing Director
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	NOTE	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
INCOME			
Sales, gross		95,777	81,462
Less: Excise duty		(820)	(718)
Sales, net		**94,957**	**80,744**
Service income		335	388
License fees		1,176	1,315
Other operating revenue	2.16	812	1,893
Revenue from operations		**97,280**	**84,340**
Other income	2.17	1,515	1,417
Total revenue		**98,795**	**85,757**
EXPENSES			
Cost of material consumed (including packing material consumed)		21,918	22,773
Purchase of stock-in-trade (traded goods)		4,690	3,931
Changes in inventories of finished goods,work-in-progress and stock-in-trade	2.18	(1,706)	(1,006)
Conversion charges		785	592
Excise duty		562	636
Employee benefits expense	2.19	11,849	11,381
Finance costs	2.20	783	614
Depreciation and amortization expense	2.7	3,805	3,128
Research and development expenses	2.21	9,982	6,509
Other expenses	2.22	21,583	19,667
Total expenses		**74,251**	**68,225**
Profit before exceptional and extraordinary items and tax		**24,544**	**17,532**
Exceptional items		-	-
Profit before extraordinary items and tax		**24,544**	**17,532**
Extraordinary Items		-	-
Profit before tax		**24,544**	**17,532**
Tax expense	2.23		
Current tax expense		4,901	4,140
Deferred tax expense		315	737
Profit for the year		**19,328**	**12,655**
Earnings per share	2.26		
Basic - Par value ₹ 5/- per share		113.67	74.54
Diluted - Par value ₹ 5/- per share		113.13	74.17
Number of shares used in computing earnings per share			
Basic		170,044,518	169,778,214
Diluted		170,857,689	170,617,880
Significant accounting policies	1		
The accompanying notes are an integral part of financial statements			

As per our report of even date attached
for B S R & Co. LLP
Chartered Accountants
Firm Registration No.: 101248W
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 13 May 2014

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

G V Prasad	Chairman & Chief Executive Officer
K Satish Reddy	Vice Chairman & Managing Director
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

CASH FLOW STATEMENT

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	24,544	17,532
Adjustments:		
Depreciation and amortization expense	3,805	3,128
Provision for wealth tax	2	3
Stock compensation expense, net	472	421
Foreign exchange (gain) / loss, net	4,151	264
Profit on sale of current investments, net	(213)	(212)
Loss on de-recognition of intangible assets	86	-
Provision for decline in the value of non current investments	245	223
Dividend from subsidiary	(12)	(28)
Loss on sale of non current investments	166	6
Interest income	(1,022)	(933)
Finance costs	783	614
(Profit) / Loss on sale of fixed assets, net	(28)	9
Allowance for sales returns	782	829
Provision for inventory obsolescence	1,318	1,328
Provision for doubtful debts, net	29	45
Provision / (reversal of provision) for doubtful advances, net	(382)	1,155
Operating cash flows before working capital changes	**34,726**	**24,384**
Changes in operating assets and liabilities		
Trade receivables	(18,274)	(10,571)
Inventories	(1,974)	(3,326)
Trade payables	746	355
Other assets and liabilties, net	(739)	(4,196)
Cash generated from operations	**14,485**	**6,646**
Income taxes paid, net	(5,430)	(3,758)
Net cash provided by operating activities	**9,055**	**2,888**
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of fixed assets	(8,718)	(5,802)
Proceeds from sale of fixed assets	273	20
(Increase) / decrease in deposit accounts (having original maturity of more than three months) and other bank balances	2,941	(1,540)
Purchase of investments	(35,810)	(11,865)
Proceeds from sale of investments	31,069	12,626
Dividend from subsidiary	12	28
Loans and advances repaid by subsidiaries	539	416
Interest received	886	928
Net cash used in investing activities	**(8,808)**	**(5,189)**
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of share capital	2	1
Redemption of 9.25% redeemable non-convertible debentures of ₹ 5/- each	(5,078)	-
Proceeds from long term borrowings	9,089	-
Repayment of short term borrowings	(35,230)	(25,165)
Proceeds from short term borrowings	35,306	30,265
Interest paid	(828)	(875)
Dividend paid	(2,979)	(2,708)
Net cash from financing activities	**282**	**1,518**
Net increase / (decrease) in cash and cash equivalents	529	(783)
Cash and cash equivalents at the beginning of the year (refer note 2.13)	561	1,400
Effect of foreign exchange gain / (loss) on cash and cash equivalents	66	(56)
Cash and cash equivalents at the end of the year (refer note 2.13)	**1,156**	**561**
Notes to the cash flow statement:		
Cash and cash equivalents at the end of the year (refer note 2.13)	1,156	561
Other bank balances (refer note 2.13)	5,495	8,630
Cash and bank balances at the end of the year (refer note 2.13)	**6,651**	**9,191**

As per our report of even date attached
for **B S R & Co. LLP**
Chartered Accountants
Firm Registration No.: 101248W
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 13 May 2014

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company") have been prepared and presented in accordance with Indian Generally Accepted Accounting Principles (IGAAP) under historical cost convention on an accrual basis. Pursuant to circular 15/2013 dated 13 September 2013 read with circular 08/2014 dated 4 April 2014 issued by the Ministry of Corporate Affairs, the existing accounting standards notified under the Companies Act, 1956 shall apply till the standards of accounting or any addendum thereto are prescribed by the Central Government in consultation and recommendation of the National Financial Reporting Authority. Consequently, these financial statements have been prepared to comply in all material aspects with accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of the Institute of Chartered Accountants of India, the relevant provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI) (Collectively referred to as "IGAAP"). The financial statements are presented in Indian rupees rounded off to the nearest million.

b) Use of estimates

The preparation of the financial statements in conformity with IGAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Examples of such estimates include estimation of useful life of tangible and intangible assets, assessment of recoverable amounts of deferred tax assets, provision for obligations relating to employees, provisions against litigations and impairment of assets. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Current and non current classification

All the assets and liabilities have been classified as current or non current as per the Company's normal operating cycle and other criteria set out in the Revised Schedule VI to the Companies Act, 1956.

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within 12 months after the reporting date; or

d) it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within 12 months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets / liabilities include the current portion of non current financial assets / liabilities respectively. All other assets / liabilities are classified as non current.

d) Tangible fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes non refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets.

Subsequent expenditure related to an item of tangible fixed asset is capitalised only if it increases the future benefits from the existing assets beyond its previously assessed standards of performance.

Advances paid towards acquisition of tangible fixed assets outstanding at each balance sheet date are shown under long term loans and advances. Cost of assets not ready for intended use, as on the balance sheet date, is shown as capital work-in-progress.

Depreciation on tangible fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful life of the assets as estimated by the Company's management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than ₹ 5,000/- are depreciated in full in the year of acquisition. Assets acquired on finance leases are depreciated over the period of the lease agreement or the useful life whichever is shorter. Leasehold improvements are depreciated over their estimated useful life, or the remaining period of lease, whichever is shorter.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
- Factory and administrative buildings	20 to 30
- Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment	4 to 8
Vehicles	4 to 5

Gains or losses from disposal of tangible fixed assets are recognised in the statement of profit and loss.

e) Borrowing costs

General and specific borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. Borrowing costs are interest and other costs incurred by the Company in connection with the borrowing of funds. All other borrowing costs are recognised in the statement of profit and loss in the period in which they are incurred.

f) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition including any import duties and other taxes (other than those subsequently recoverable by the enterprise from the taxing authorities), and any directly attributable expenditure in making the asset ready for its intended use.

Intangible assets are amortised on a systematic basis over the best estimate of their useful lives, commencing from the date the asset is available to the Company for its use.

The Company's management estimates the useful lives for the various intangible assets as follows:

	Years
Customer contracts	2 to 5
Technical know-how	10
Non-Compete fee	1.5 to 10
Product related intangibles	5 to 10
Copyrights and Patents (including marketing / distribution rights)	3 to 10

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use and disposal. Gains or losses arising from the disposal of intangible assets are recognised in the statement of profit and loss.

g) Investments

Investments that are readily realisable and are intended to be held for not more than 12 months from the date, on which such investments are made, are classified as current investments. All other investments are classified as non current investments.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Non current investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment. The reduction in the carrying amount is reversed when there is a rise in the value of the investment or if the reasons for the reduction no longer exist. Any reduction in the carrying amount and any reversal in such reductions are charged or credited to the statement of profit and loss.

h) Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value (NRV) is the estimated selling price in the ordinary course of the business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. The cost of all categories of inventory is determined using weighted average cost method.

i) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized as expense in the statement of profit and loss when incurred.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if the enterprise can demonstrate all of the following:

a) the product or the process is technically and commercially feasible;

b) future economic benefits are probable and ascertainable;

c) the Company intends to and has sufficient resources to complete development of the product and has the ability to use or sell the asset; and

d) development costs can be measured reliably.

j) Employee benefits

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method and spread over the period during which the benefit is expected to be derived from employees' services, consistent with the advice of qualified actuaries. The long term obligations are measured at present value of estimated future cash flows discounted at rates reflecting the yields on risk free government bonds that have maturity dates approximating the terms of the Company's obligations. Short term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

All actuarial gains and losses arising during the year are recognized in the statement of profit and loss.

Defined contribution plans

The Company's contributions to defined contribution plans are charged to profit or loss as and when the services are received from the employees.

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The measurement of such obligation is based on actuarial valuation as at the balance sheet date carried out by a qualified actuary.

Employee stock option schemes

In accordance with the SEBI guidelines, the cost is calculated based on intrinsic value method i.e., the excess of the market price of shares, at the date prior to the day of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

k) Foreign currency transactions and balances

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the statement of profit and loss.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are reported using the foreign exchange rates as at the balance sheet date. The resultant exchange differences are recognised in the statement of profit and loss. Non monetary assets and liabilities are carried at the rates prevailing on the date of transaction.

Exchange differences arising on a monetary item that, in substance, forms part of the Company's net investment in a non integral foreign operation are accumulated in a foreign currency translation reserve in the Company's financial statements. Such exchange differences are recognized in the statement of profit and loss in the event of disposal of the net investment.

l) Derivative instruments and hedge accounting

The Company uses forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates and interest rates. The Company does not use derivatives for trading or speculative purposes.

The premium or discount on foreign exchange forward contracts is amortized as income or expense over the life of the contract. The exchange difference is calculated and recorded in accordance with AS-11 (revised) in the statement of profit and loss. The changes in the fair value of foreign currency option contracts and swap contracts are recognized in the statement of profit and loss as they arise. Fair value of such option and swap contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS-30 "Financial Instruments: Recognition and Measurement", the Company has adopted the Standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Cashflow hedges

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified into the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, gets expired or is sold, terminated or exercised before the occurrence of the forecasted transaction, the hedge accounting on such transaction is discontinued prospectively. The cumulative gain or loss previously recognized in hedging reserve continues to remain there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the balance in hedging reserve is recognized immediately in the statement of profit and loss.

m) Revenue recognition

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is reasonably certain, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Revenue from the sale of goods includes excise duty and is net of returns, sales tax and applicable trade discounts and allowances.

Revenue includes shipping and handling costs billed to the customer.

Sales returns

The Company accounts for sales returns by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Company's estimate of expected sales returns. The estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates.

Profit share revenues

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a non-refundable base purchase price agreed upon in the arrangement and is also entitled to a profit share which is over and above the base purchase price.

Revenue in an amount equal to the base purchase price is recognized in these transactions upon delivery of products to the business partners. An additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales of the products made by business partners only when the collectability of the profit share becomes probable and a reliable measurement of the profit share is available.

Service Income

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

License fee

The Company enters into certain dossier sales, licensing and supply arrangements with various parties. Income from licensing arrangements is generally recognised over the term of the contract. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

Dividend and interest income

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on a time proportion basis.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Export incentives

Export entitlements are recognised as reduction from cost of material consumed when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

n) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets.

Deferred tax assets are reviewed at each balance sheet date and are written-down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised.

o) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e., the average market value of the outstanding shares).

p) Provisions and contingent liabilities and contingent assets

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

q) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets (Cash Generating Unit or CGU) that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its net selling price. Value in use is the present value of the estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

If such recoverable amount of the asset or the recoverable amount of the CGU to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of amortised historical cost.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

r) Leases

The lease arrangement is classified as either a finance lease or an operating lease, at the inception of the lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company's balance sheet. Payments made under operating leases are recognized in the statement of profit and loss on a straight-line basis over the term of the lease.

s) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short term" means investments having maturity of three months or less from the date of investment.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: NOTES TO FINANCIAL STATEMENTS

2.1: SHARE CAPITAL

PARTICULARS	AS AT 31 MARCH 2014		AS AT 31 MARCH 2013	
Authorised				
240,000,000 (previous year: 240,000,000) equity shares of ₹ 5/- each		1,200		1,200
Issued				
170,109,068 (previous year: 169,836,675) equity shares of ₹ 5/- each fully paid-up		851		849
Subscribed and fully paid-up				
170,108,868 (previous year: 169,836,475) equity shares of ₹ 5/- each fully paid-up	851		849	
Add: Forfeited share capital (e)	-	851	-	849
		851		**849**

(a) Reconciliation of the equity shares outstanding is set out below:

PARTICULARS	AS AT 31 MARCH 2014		AS AT 31 MARCH 2013	
	NO. OF EQUITY SHARES	AMOUNT	NO. OF EQUITY SHARES	AMOUNT
Number of shares outstanding at the beginning of the year	169,836,475	849	169,560,346	848
Add: Equity shares issued pursuant to employee stock option plan	272,393	2	276,129	1
Number of shares outstanding at the end of the year	**170,108,868**	**851**	**169,836,475**	**849**

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 5 per share. Each holder of equity shares is entitled to one vote per share. The Company declares and pays dividends in Indian rupees. During the year ended 31 March 2014, the amount of per share dividend recognized as distributions to equity shareholders is ₹ 18 (previous year: ₹15). The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

(c) Details of shareholders holding more than 5% shares in the Company

PARTICULARS	AS AT 31 MARCH 2014		AS AT 31 MARCH 2013	
	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD
Dr. Reddy's Holdings Limited	39,729,284	23.35	39,729,284	23.39
First State Investments Management (UK) Limited, First State Investments International Limited and their associates	14,056,799	8.26	9,667,791	5.69

(d) 651,674 (previous year: 695,259) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 97,463 (previous year: 98,608) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007". (Refer note 2.30)

(e) Represents 200 (previous year: 200) equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off in millions in the note above) forfeited due to non-payment of allotment money.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.2: RESERVES AND SURPLUS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Capital reserve		
Balance at the beginning of the year	267	267
Movement during the year	-	-
	267	267
Securities premium account		
Balance at the beginning of the year	18,815	18,532
Add: Employee stock options exercised during the year	342	283
	19,157	18,815
Employee stock options outstanding*		
Balance at the beginning of the year	685	547
Add : Amortization during the year, net of forfeiture	472	421
Less : Employee stock options exercised during the year	(342)	(283)
	815	685
* Net of deferred employee stock compensation of ₹ 482 (previous year: ₹ 446)		
General reserve		
Balance at the beginning of the year	11,117	9,852
Add: Transferred from surplus	1,933	1,265
Add: Transferred from debenture redemption reserve	2,539	-
	15,589	11,117
Foreign currency translation reserve (a)		
Balance at the beginning of the year	373	219
Movement during the year	(356)	154
	17	373
Hedging reserve		
Balance at the beginning of the year	402	(3)
Movement during the year	(407)	405
	(5)	402
Debenture redemption reserve		
Balance at the beginning of the year	1,712	867
Add: Transferred from surplus	827	845
Less: Transferred to general reserve	(2,539)	-
	-	1,712
Surplus		
Balance at the beginning of the year	43,614	36,049
Add: Current year profit	19,328	12,655
Amount available for appropriation	62,942	48,704
Less: Appropriations:		
Proposed dividend on equity shares	3,062	2,548
Tax on proposed dividend	520	433
Dividend of previous years	3	3
Credit of dividend distribution tax (b)	(2)	(4)
Transferred to debenture redemption reserve	827	845
Transferred to general reserve	1,933	1,265
Balance carried forward	56,599	43,614
	92,439	76,985

(a) The foreign currency translation reserve comprises exchange difference on loans and advances that in substance form part of net investment in Industrias Quimicas Falcon de Mexico S.A. de C.V. (Mexico), a non-integral foreign operation as defined in Accounting Standard (AS) - 11 (Revised 2003) on "Accounting for the Effects of Changes in foreign Exchange Rates". These exchange differences will be recognised in the statement of profit and loss in the event of disposal of such net investments.

(b) Credit of dividend distribution tax pertains to the availment of dividend distribution tax paid by Aurigene Discovery Technologies Limited, a subsidiary company on payment of dividend on preference shares to the Company.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.3: BORROWINGS

	PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
A)	Long term borrowings		
	Secured		
	Long term maturities of finance lease obligations (a)	13	35
	Unsecured		
	Sales tax deferment loan from the Government of Andhra Pradesh (interest free) (b)	15	28
	Long term loans from banks (c)	8,987	-
		9,015	**63**
B)	Short term borrowings		
	Unsecured		
	Packing credit loans (d)	17,630	15,786
	Bank overdraft	-	42
		17,630	**15,828**

(a) Finance lease obligations are towards lease rentals payable for the vehicles leased by the Company. Lease rentals are paid in monthly instalment, with the last instalment due in April 2018.

(b) Sales tax deferment loan is repayable in 8 instalments, with the last instalment due on 31 March 2019.

(c) External Commercial Borrowings of USD 150 million carrying interest rate of LIBOR plus 179 bps and is repayable in five equal quarterly instalments ending in February 2019. As part of the arrangement, the Company is required to comply with certain financial covenants and the Company was in compliance with such covenants as of 31 March 2014.

(d) Packing credit loans for the current year comprised of USD and EUR denominated loans carrying interest rates of LIBOR plus 20 - 85 bps, RUB denominated loans carrying interest rate of Moscow Prime Offered Rate plus 60 bps, RUB denominated loans carrying fixed interest rate of 7.20% - 7.75% per annum and INR denominated loans carrying fixed interest rate of 9.50% - 10%, and are repayable within 1 to 6 months from the date of drawdown. Packing Credit loans for the previous year comprised of USD and EUR denominated loans carrying interest rates of LIBOR plus 50 - 125 bps and RUB denominated loans carrying fixed interest rate of 7.25% - 8.00% per annum and are repayable within 1 to 6 months from the date of drawdown.

2.4: OTHER LIABILITIES

	PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
A)	Other long term liabilities		
	Deferred revenue	47	28
		47	**28**
B)	Other current liabilities		
	Current maturities of long term borrowings		
	Finance lease obligations	4	12
	Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	13	19
	9.25% Redeemable Non-convertible Debentures of ₹ 5/- each (a)	-	5,078
	Due to capital creditors	1,714	1,231
	Payable to subsidiary companies including step down subsidiaries	2,306	1,218
	Interest accrued but not due on loan	41	19
	Unclaimed dividends, debentures and debenture interest (b)	83	38
	Accrued expenses	4,259	3,977
	Salary and bonus payable	1,027	973
	Derivative financial instrument liability	148	109
	Due to statutory authorities	193	121
	Trade and security deposits received	166	62
	Others	340	154
		10,294	**13,011**

(a) During the year ended 31 March 2014, the Company redeemed 9.25% unsecured, non-convertible, redeemable debentures at par value of ₹ 5,078.

(b) Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.5: PROVISIONS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
A) Long term provisions		
Provision for employee benefits		
Compensated absences	255	209
Long service award benefit plan	80	89
	335	**298**
B) Short term provisions		
Provision for employee benefits		
Gratuity	132	168
Compensated absences	157	109
Long service award benefit plan	11	13
Other provisions		
Allowance for sales returns (a)	600	562
Proposed dividend	3,062	2,548
Tax on proposed dividend	518	433
Others	315	381
	4,795	**4,214**
(a) Details of changes in allowance for sales returns during the year are as follows:		
Balance at the beginning of the year	562	404
Provision made during the year	782	829
Provision utilised during the year	(744)	(671)
Balance at the end of the year	**600**	**562**

2.6: TRADE PAYABLES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Payable to third parties		
Due to micro, small and medium enterprises	97	236
Others	6,654	6,725
Payable to subsidiary companies including step down subsidiaries	1,672	717
	8,423	**7,678**

(a) The principal amount remaining unpaid as at 31 March 2014 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) is ₹ 97 (previous year: ₹ 236). The interest amount computed based on the provisions under Section 16 of the MSMDA of ₹ 0.03 (previous year: ₹ 0.02) is remaining unpaid as of 31 March 2014. The interest amount of ₹ 0.02 that remained unpaid as at 31 March 2013 was paid fully during the current year.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (previous year: ₹ Nil).

(c) The list of undertakings covered under MSMDA was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.7: FIXED ASSETS

DESCRIPTION	GROSS BLOCK				DEPRECIATION / AMORTIZATION				NET BLOCK	
	AS AT 1 APRIL 2013	ADDITIONS	DELETIONS	AS AT 31 MARCH 2014	AS AT 1 APRIL 2013	FOR THE YEAR	DELETIONS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Tangible assets										
Land	1,175	85	4	1,256	-	-	-	-	1,256	1,175
Buildings	9,368	1,837	29	11,176	1,597	392	23	1,966	9,210	7,771
Plant and machinery	20,577	3,803	162	24,218	10,245	2,201	136	12,310	11,908	10,332
Electrical equipment	3,080	480	5	3,555	1,450	338	5	1,783	1,772	1,630
Laboratory equipment	3,800	698	69	4,429	2,158	400	60	2,498	1,931	1,642
Furniture and fixtures	784	86	9	861	509	91	9	591	270	275
Office equipment	1,420	386	30	1,776	1,043	220	30	1,233	543	377
Vehicles										
Owned	403	11	238	176	307	52	214	145	31	96
Leased	95	161	222	34	38	26	46	18	16	57
Total tangible assets (A)	**40,702**	**7,547**	**768**	**47,481**	**17,347**	**3,720**	**523**	**20,544**	**26,937**	**23,355**
Intangible assets										
Customer contracts	243	-	-	243	243	-	-	243	-	-
Technical know how	459	-	-	459	459	-	-	459	-	-
Non-compete fees	228	-	228	-	228	-	228	-	-	-
Product related intangible	514	202	85	631	-	85	-	85	546	514
Copyrights and patents (including marketing / distribution rights)	184	-	1	183	183	-	-	183	-	1
Total intangible assets (B)	**1,628**	**202**	**314**	**1,516**	**1,113**	**85**	**228**	**970**	**546**	**515**
Total (A+B)	**42,330**	**7,749**	**1,082**	**48,997**	**18,460**	**3,805**	**751**	**21,514**	**27,483**	**23,870**
Previous year	35,078	8,059	807	42,330	16,110	3,128	778	18,460	23,870	

Note:

a) Depreciation for the year includes depreciation amounting to ₹ 409 (previous year: ₹ 438) on assets used for research and development. During the year, Company incurred ₹ 724 (previousyear ₹ 391) towards capital expenditure for research and development (Refer note 2.41).

b) The Company has capitalised borrowing cost of ₹ 77 during the year ended 31 March 2014.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.8: NON CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Non current investments at cost		
I. QUOTED INVESTMENTS		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of ₹ 10/- each of State Bank of India (a)	3	3
TOTAL QUOTED NON CURRENT INVESTMENTS (I)	3	3
II. UNQUOTED INVESTMENTS		
Trade		
In Subsidiary Companies		
Equity shares (fully paid up)		
105,640,410 (previous year: 75,640,410) ordinary shares of CHF 1 each of Dr. Reddy's Laboratories SA, Switzerland	13,514	2,951
2,377,826 (previous year: 2,377,826) equity shares of ₹ 10/- each of Idea2Enterprises India Private Limited, India	1,447	1,447
90,544,104 (previous year: 90,544,104) equity shares of ₹ 10/- each of Aurigene Discovery Technologies Limited, India	974	974
140,526,270 (previous year: 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	709	709
26,699,230 (previous year: 26,699,230) shares of Real $ 1 each of Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	634	634
9,066,000 (previous year: 5,566,000) ordinary shares of Euro 1 each of Reddy Pharma Iberia SA, Spain	566	321
34,022,070 (previous year: 34,022,070) equity shares of ₹ 10/- each of Dr. Reddy's Bio-sciences Limited, India	266	266
1,131,646 (previous year: 1,131,646) equity shares of US $ 1 each of Reddy Antilles N.V., Netherlands	52	52
2,500 (previous year: 2,500) ordinary shares of FF 100 each of Reddy Cheminor S.A., France	2	2
134,513 (previous year: 134,513) equity shares of ₹ 10/- each of Cheminor Investments Limited, India	1	1
50,000 (previous year: 50,000) equity shares of ₹ 1/- each of Dr. Reddy's Pharma SEZ Limited	1	1
50,000 (previous year: 50,000) equity shares of ₹ 10/- each of DRL Impex Limited, India	1	1
Nil (previous year: 16,033) equity shares of Euro 1 each of Lacock Holdings Limited, Cyprus (c)	-	16,146
Nil (previous year: 100) ordinary shares of Rand 1 each of Dr. Reddy's Laboratories (Proprietary) Limited, South Africa (c)	-	512
Nil (previous year: 400,750) ordinary shares of US $ 10 each of Dr. Reddy's Laboratories Inc. U.S.A. (c)	-	175
Equity shares of OOO Dr. Reddy's Laboratories Limited, Russia (b & c)	-	72
Nil (previous year: 1,000,000) ordinary shares of Aus $ 1 each of Dr. Reddy's Laboratories (Australia) Pty. Limited., Australia (c)	-	36
	18,167	24,300
Less: Provision for decline, other than temporary, in the value of non current investments:		
Reddy Pharma Iberia SA, Spain	(566)	(321)
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	(633)	(633)
Lacock Holdings Limited, Cyprus (c)	-	(2,100)
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF SUBSIDIARY COMPANIES, NET (A)	16,968	21,246
Preference shares (fully paid up)		
Nil (previous year: 14,750,000) 8% cumulative redeemable preference shares of ₹ 10/- each of Aurigene Discovery Technologies Limited, India (d)	-	147
TOTAL UNQUOTED TRADE INVESTMENTS IN PREFERENCE SHARES OF SUBSIDIARY COMPANIES (B)	-	147
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (b)	429	429
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF JOINT VENTURE COMPANIES (C)	429	429

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.8: NON CURRENT INVESTMENTS (CONTINUED)

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Unquoted trade investments (continued)		
In other companies		
Equity shares (fully paid-up)		
Ordinary shares of Roubles 1,000 each of Biomed Russia Limited, Russia (b)	66	66
200,000 (previous year: 200,000) ordinary shares of ₹ 10/- each of Altek Engineering Limited, India	2	2
8,859 (previous year: 8,859) equity shares of ₹ 100/- each of Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year: 24,000) equity shares of ₹ 100/- each of Progressive Effluent Treatment Limited, India	2	2
20,250 (previous year: 20,250) equity shares of ₹ 10/- each of Shivalik Solid Waste Management Limited, India (e)	-	-
	71	71
Less: Provision for decline, other than temporary, in the value of non current investments	(70)	(70)
TOTAL UNQUOTED TRADE INVESTMENTS IN EQUITY SHARES OF OTHER COMPANIES, NET (D)	1	1
TOTAL UNQUOTED NON CURRENT INVESTMENTS (II) (A+B+C+D)	17,398	21,823
TOTAL NON CURRENT INVESTMENTS, NET (I + II)	17,401	21,826
Aggregate amount of quoted investments	3	3
Aggregate amount of unquoted investments	18,667	24,947
Market value of quoted investments	23	25

(a) In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.

(b) Shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China , OOO Dr. Reddy's Laboratories Limited, Russia, and Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the respective countries.

(c) During the year ended 31 March 2014, the Company disposed its investment in Lacock Holdings Limited, Dr. Reddy's Laboratories Inc., Dr. Reddy's Laboratories (Australia) Pty. Limited, Dr. Reddy's Laboratories (Proprietary) Limited and OOO Dr. Reddy's Laboratories Limited to its wholly owned subsidiary Dr. Reddy's Laboratories SA, Switzerland. The aggregate loss on such disposal of investment recorded under "Other expenses" is ₹ 166.

(d) Preference shares held by the Company in Aurigene Discovery Technologies Limited, India were redeemed during the year ended 31 March 2014.

(e) Rounded off in millions in the note above.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.9: LONG TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
(Unsecured)		
Considered good		
Loans and advances to wholly owned subsidiaries (a)	3,990	2,722
Advance income tax (net of provisions ₹ 22,146; previous year: ₹ 17,246)	903	251
Capital advances for purchase of fixed assets	67	384
Security Deposits	391	382
Other advances	7	13
Considered doubtful		
Loans and advances to wholly owned subsidiaries (a)	866	1,224
Others	8	8
	6,232	4,984
Less: Provision for doubtful loans and advances (b, c & d)	(874)	(1,232)
	5,358	3,752

(a) Loans and advances to wholly owned subsidiaries comprise:

PARTICULARS	BALANCE AS AT		MAXIMUM AMOUNT OUTSTANDING AT ANY TIME DURING THE YEAR ENDED	
	31 MARCH 2014	31 MARCH 2013	31 MARCH 2014	31 MARCH 2013
DRL Impex Limited, India	2,045	2,593	2,603	2,593
Reddy Antilles N.V., Netherlands	311	282	353	282
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	-	541	644	541
Dr Reddy's Laboratories Romania SRL, Romania	26	22	29	22
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	290	263	329	263
Reddy Pharma Iberia SA, Spain (Advance towards investment) (c)	-	245	245	245
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico (e)	2,184	-	2,184	1,848
Cheminor Investments Limited, India (f)	-	-	-	-
Dr. Reddy's Bio-sciences Limited, India (f)	-	-	-	-
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa (f)	-	-	-	10
	4,856	3,946		

(b) Consequent to the increase in expected cash flows of some of the products forming part of product related intangibles pertaining to Company's Global Generics segment, the Company assessed the recoverability of money advanced to one of its subsidiaries which had funded the acquisition of such product related intangibles and reversed ₹ 280 of provision for doubtful advances during the year.

(c) In the previous year, the Company had advanced a sum of ₹ 245 towards investment in Reddy Pharma Iberia SA. As the shares were not alloted by the end of previous year, the said amount was classified as "Advance towards Investment". Further, the advance was provided for as not recoverable and recorded as other expenditure. In the current period, shares were issued to the Company and accordingly the earlier provision for advance is reclassified as provision for permanent diminution in the value of investments with an equivalent reversal in "other expenses".

(d) The Company assessed the recoverability of money advanced to Reddy Antilles N.V. and has created a provision for doubtful advances of ₹147 during the year.

(e) During the current year, the Company has advanced a sum of ₹ 2,184 as working capital loan to Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico, its wholly owned subsidiary.

(f) Rounded off in millions in the note above.

(g) The settlement of loans and advances to wholly owned subsidiaries is neither planned nor likely to occur in the next twelve months. Loans given to Reddy Antilles N.V., Netherlands, Dr. Reddy's Laboratories Romania SRL, Romania, Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil, Cheminor Investments Limited, India and Dr. Reddy's Bio-sciences Limited, India are interest free. Other loans carry the following rates of interest:

Loan to	Interest rate per annum
DRL Impex Limited, India	1.75%
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	9%
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	6%

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.10: CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Current investments at cost or fair value whichever is lower		
Quoted investments		
In Mutual Funds		
63,475,942.62 (previous year: Nil) units of IDFC Money Manager Fund Investment Plan	1,250	-
45,050,321.21 (previous year: Nil) units of HDFC Floating Rate Income Fund Long Term Plan Direct Plan	1,000	-
42,988,185.11 (previous year: Nil) units of IDFC Money Manager Fund Treasury Plan Direct Plan G	868	-
68,985,181.98 (previous year: Nil) units of IDFC Banking Debt Fund-Direct Plan-Growth	750	-
18,519,257.18 (previous year: 10,061,940.12) units of Kotak Scheme Plan A-Growth	638	340
50,000,000 (previous year: Nil) units of DSP Black Rock FMP Series 151-12M	500	-
10,000,000 (previous year: Nil) units of DSP Black Rock FMP Series 153-12M	100	-
24,988,298.82 (previous year: Nil) units of Sundaram Flexible Fund STP Direct Plan	503	-
35,464,262.66 (previous year: Nil) units of DWS Treasury Fund - Investment Direct Plan Growth	500	-
36,328,760.75 (previous year: Nil) units of HDFC Short Term Opportunities Fund Direct Plan	500	-
24,958,817.95 (previous year: Nil) units of Reliance FRF - ST - Direct Plan	500	-
390,092.53 (previous year: Nil) units of Axis Banking Debt Fund - Direct Plan - Growth	452	-
30,384,875.08 (previous year: Nil) units of SBI Dynamic Bond Fund Direct Plan Growth	450	-
14,169,825.36 (previous year: Nil) units of Kotak Banking & PSU Debt Fund Direct Growth	400	-
40,000,000 (previous year: Nil) units of Reliance Fixed Horizon Fund XXV Series 32 - Direct Plan	400	-
224,838.91 (previous year: 137,543.89) units of IDFC Cash Fund Growth Regular Plan	350	195
1,704,068.54 (previous year: Nil) units of Birla SL Cash Plus	350	-
30,000,000 (previous year: Nil) units of SDFS A – 12 - Direct Plan	300	-
12,547,051.44 (previous year: 21,802,761.32) units of Birla Sun Life Dynamic Bond Fund Retail Growth Direct Plan	250	400
25,000,000 (previous year: Nil) units of IDFC Fixed Term Plan Series – 85 - Direct Plan	250	-
15,000,000 (previous year: Nil) units of JP Morgan India Fixed Maturity Plan	150	-
15,000,000 (previous year: Nil) units of HDFC FMP 366D March 2014 (1) - Direct Plan	150	-
25,070.76 (previous year: Nil) units of Reliance Liquid Fund -Cash Plan-Direct Plan-Growth	51	-
68,941.48 (previous year: Nil) units of HDFC FRIF-STF-Direct Plan-Growth	2	-
Nil (previous year: 25,173,517.46) units of IDFC Dynamic Bond Plan	-	350
Nil (previous year: 15,060,265.96) units of UTI	-	191
Nil (previous year: 19,176,190.84) units of Reliance Dynamic Bond Fund	-	300
Nil (previous year: 94,755.81) units of SBI Magnum Insta Cash Fund Liquid Floater Growth	-	190
Total quoted current investments	**10,664**	**1,966**
Market value of quoted investments	10,762	2,010

2.11: INVENTORIES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
(Valued on weighted average basis)		
Raw materials (Includes in transit ₹ 50; previous year: ₹ 6)	5,040	6,266
Work-in-progress	6,007	5,149
Finished goods	2,696	2,062
Stock-in-trade (goods acquired for trading)	940	726
Stores and spares	529	404
Packing materials	709	658
	15,921	**15,265**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.12: TRADE RECEIVABLES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
(Unsecured)		
Outstanding for a period exceeding six months		
Considered good	1,133	796
Considered doubtful	218	190
	1,351	986
Less: Provision for doubtful debts	(218)	(190)
	1,133	796
Others		
Considered good	44,482	28,843
	45,615	**29,639**

2.13: CASH AND BANK BALANCES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Cash on hand	2	4
Bank balances		
In current accounts	913	557
In EEFC accounts	3	-
In term deposit accounts (original maturity less than 3 months)	238	-
Cash and cash equivalents (A)	**1,156**	**561**
In unclaimed dividend accounts	33	28
In unclaimed fractional share pay order accounts	1	1
In unclaimed debentures and debenture interest account	50	10
In term deposit accounts (original maturity more than 3 months)	5,411	8,591
Other bank balances (B)	**5,495**	**8,630**
Total cash and bank balances (A+B)	**6,651**	**9,191**

2.14: SHORT TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
(Unsecured)		
Considered good		
Balances with statutory / government authorities	6,960	5,470
Prepaid expenses	269	241
Loans and advances to a wholly owned subsidiary company (a)	-	1,848
Other advances	1,058	1,075
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	37	56
	8,324	8,690
Less: Provision for doubtful loans and advances	(37)	(56)
	8,287	**8,634**

(a) Loan given to Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico, Company's wholly owned subsidiary at an interest rate of MXN TIIE 28d plus 1.5% per annum, which was repaid by the subsidiary on 4 April 2013.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.15: OTHER ASSETS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
A) Non current assets		
In term deposit accounts (maturity more than 12 months)	-	209
	-	**209**
B) Current assets		
Considered good		
Claims receivable	161	50
Interest accrued but not due on term deposits	175	39
Derivative financial asset	580	544
Other receivables from wholly owned subsidiary companies and step down subsidiary companies:		
Aurigene Discovery Technologies Limited, India	-	7
Reddy Antilles N.V., Netherlands	19	16
Dr. Reddy's Bio-sciences Limited, India	70	68
Dr. Reddy's Laboratories, Inc., USA	8	14
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	4	5
Dr. Reddy's Laboratories SA, Switzerland	332	331
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	-	92
Betapharm Arzneimittel GmbH, Germany	534	118
Idea2Enterprises (India) Private Limited, India	3	3
Dr. Reddy's Srl, Italy	-	20
OctoPlus Development B.V.	1	-
Dr. Reddy's Laboratories (EU) Limited	1	-
Chirotech Technology Limited, U.K.	1	-
Others	51	-
	1,940	**1,307**

2.16: OTHER OPERATING REVENUE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Sale of spent chemicals	481	588
Scrap sales	135	122
Income from settlement of litigation (a)	162	1,112
Miscellaneous income	34	71
	812	**1,893**

(a) For the year ended 31 March 2013, income from settlement of litigation represents money received on settlement of ongoing litigation for breach of service obligations by Nordion. (Refer note 2.39)

2.17: OTHER INCOME

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Interest income		
On fixed deposits	870	690
On loans to subsidiaries and joint venture	132	230
On other deposits	20	13
Dividend from subsidiaries and joint venture (a)	12	28
Profit on sale of fixed assets, net	28	-
Profit on sale of current investments, net	213	212
Miscellaneous income	240	244
	1,515	**1,417**

(a) Preference dividend received from Aurigene Discoveries Technologies Limited, India.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.18: CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014		FOR THE YEAR ENDED 31 MARCH 2013	
Opening				
Work-in-progress	5,149		4,462	
Finished goods	2,062		1,938	
Stock-in-trade	726	7,937	531	6,931
Closing				
Work-in-progress	6,007		5,149	
Finished goods	2,696		2,062	
Stock-in-trade	940	9,643	726	7,937
		(1,706)		(1,006)

2.19: EMPLOYEE BENEFITS EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Salaries, wages and bonus	9,804	9,438
Contribution to provident and other funds	552	567
Staff welfare expenses	1,128	955
Stock compensation expense, net	365	421
	11,849	**11,381**

2.20: FINANCE COSTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Interest on long term borrowings	124	-
Interest on other borrowings	930	655
Gain on interest rate swaps, net	(283)	(41)
Loss on fair valuation of current investments	12	-
	783	**614**

2.21: RESEARCH AND DEVELOPMENT EXPENSES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Personnel costs	2,243	1,579
Clinical trial expenses	1,808	1,200
Materials / consumables / spares	2,089	1,825
Legal and professional charges	232	192
Power and fuel	147	153
Stock compensation expense, net	107	-
Other expenses	3,356	1,560
	9,982	**6,509**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.22: OTHER EXPENSES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Consumption of stores and spare parts	946	1,015
Advertisments	233	866
Commission on sales	176	181
Carriage outward	2,494	2,492
Other selling expenses	6,087	4,130
Repairs and maintenance		
Buildings	155	150
Plant and machinery	567	519
Others	1,037	712
Power and fuel	2,581	2,826
Legal and professional	2,347	2,107
Travel and conveyance	838	836
Non executive directors' remuneration	80	60
Foreign exchange loss, net	1,287	308
Rent	313	249
Rates and taxes	216	147
Donations	183	175
Insurance	299	215
Loss on sale of fixed assets, net	-	9
Loss on sale of non current investments (Refer note 2.8)	166	6
Auditors' remuneration (Refer note 2.28)	14	14
Provision for other than temporary diminution in the value of non current investments (Refer note 2.42)	245	223
Provision for doubtful debts, net	29	45
Provision / (reversal of provision) for doubtful advances, net	(382)	1,155
Other general expenses	1,672	1,227
	21,583	**19,667**

2.23: TAX EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Current tax expense		
Domestic taxes	4,901	4,140
	4,901	**4,140**
Deferred tax expense		
Domestic taxes	315	737
	315	**737**

(a) Pursuant to a favourable order from Income Tax Appellate Tribunal, Hyderabad over a previously litigated matter, the Company has reversed a tax provision of ₹ 684 during the year.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.24: CONTINGENT LIABILITIES AND COMMITMENTS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Contingent liabilities:		
Guarantees:		
(a) Issued by the Company on behalf of subsidiaries, associates and joint ventures	13,836	16,274
Claims against the Company not acknowledged as debts in respect of:		
(a) Income tax matters, under dispute	1,264	446
(b) Excise matters (including service tax), under dispute	633	301
(c) Sales tax matters, under dispute	319	379

(d) *DPCO matters*

The Company has received demands for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 for few of its products which are being contested. Based on its best estimate, the Company has made a provision for the potential liability related to the overcharged amount including the interest thereon and believes that the possibility of any liability that may arise on account of penalty on this demand is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

(e) *Fuel surcharge adjustment*

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") has passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 March 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the "High Court") challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods.

The Company, after taking into account all of the available information and legal provisions, has recorded an amount of ₹ 215 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 March 2013 is approximately ₹ 473. As of 31 March 2014, the Company has paid, under protest, an amount of ₹ 267 demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

(f) *Land pollution*

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

(g) *Water pollution and air pollution*

During the three months ended 31 December 2011, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board ("APP Control Board") to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) to assure compliance with the APP Control Board's orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board ("the APP Appellate Board"). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge ("ZLD") facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board's decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company's manufacturing facilities are located. This notification overrides the Andhra Pradesh Government's notification that conditionally permitted expansion.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.24: CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

(h) *Assessable value of products supplied by a vendor to the Company*

During the year ended 31 March 2003, the Central Excise Authorities of India ("the Central Excise Authorities") issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of ₹ 176 from the vendor, including penalties of ₹ 90. Through the same notice, the Central Excise Authorities issued a penalty claim of ₹ 70 against the Company. During the year ended 31 March 2005, the Central Excise Authorities issued an additional notice to this vendor demanding ₹ 226 from the vendor, including a penalty of ₹ 51. Through the same notice, the Central Excise Authorities issued a penalty claim of ₹ 7 against the Company. Furthermore, during the year ended 31 March 2006, the Central Excise Authorities issued an additional notice to this vendor demanding ₹ 34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the "CESTAT"). In October 2006, the CESTAT passed an order in favour of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT's order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

(i) *Distribution of input service tax credits*

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company's methodology of distributing input service tax credits claimed for one of the Company's facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

PERIOD COVERED UNDER THE NOTICE	AMOUNT DEMANDED	STATUS AS ON 31 MARCH 2014
March 2008 to September 2009	₹ 102 plus 100% penalty and interest thereon	The Company filed an appeal with the CESTAT against the Central Excise Commissioner's order. In July 2013, the Company received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered the Company to make an interim deposit of ₹ 50. The Company made the requisite deposit and is awaiting a hearing with the Central Excise Commissioner.
October 2009 to March 2011	₹ 125 plus penalties of ₹ 100 and interest thereon	The Company has filed an appeal with the CESTAT against the Central Excise Commissioner's order and awaits a hearing before the CESTAT.
April 2011 to March 2012	₹ 51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2012 to March 2013	₹ 54 plus interest and penalties	The Company is in the process of responding to such notice.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

(j) *Direct tax matter*

During the year ended 31 March 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly owned subsidiaries. The associated tax impact is ₹ 658. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Tribunal, Hyderabad. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in the financial statements.

(k) Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

Commitments:		
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,652	2,783

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.25: DEFERRED TAXATION

Deferred tax liability, net included in the balance sheet comprises of the following:

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Deferred tax assets		
Trade receivables	89	80
Other long term liabilities and current liabilities	127	227
Short term loans and advances	15	18
	231	325
Deferred tax liability		
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(1,483)	(1,262)
	(1,483)	(1,262)
Deferred tax liability, net	(1,252)	(937)

2.26: EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Earnings		
Profit for the year	19,328	12,655
Shares		
Number of shares at the beginning of the year	169,836,475	169,560,346
Add: Equity shares issued on exercise of vested stock options	272,393	276,129
Total number of equity shares outstanding at the end of the year	170,108,868	169,836,475
Weighted average number of equity shares outstanding during the year – Basic	170,044,518	169,778,214
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	813,171	839,666
Weighted average number of equity shares outstanding during the year – Diluted	170,857,689	170,617,880
Earnings per share of par value ₹ 5/- – Basic (₹)	113.67	74.54
Earnings per share of par value ₹ 5/- – Diluted (₹)	113.13	74.17

2.27: RELATED PARTY DISCLOSURES

a. List of all subsidiaries and joint ventures:

Subsidiaries including step down subsidiaries

1. Aurigene Discovery Technologies (Malaysia) SDN BHD;
2. Aurigene Discovery Technologies Inc., USA;
3. Aurigene Discovery Technologies Limited, India;
4. beta Institut gemeinnützige GmbH, Germany;
5. betapharm Arzneimittel GmbH, Germany;
6. Cheminor Investments Limited, India;
7. Chienna B.V., Netherlands (from 15 February 2013);
8. Chirotech Technology Limited, UK;
9. Dr. Reddy's Bio-sciences Limited, India;
10. Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
11. Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia;
12. Dr. Reddy's Laboratories (EU) Limited, UK;
13. Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

14. Dr. Reddy's Laboratories Inc., USA;
15. Dr. Reddy's Laboratories International SA, Switzerland;
16. Dr. Reddy's Laboratories Lousiana LLC, USA;
17. Dr. Reddy's Laboratories Romania SRL, Romania;
18. Dr. Reddy's Laboratories SA, Switzerland;
19. Dr. Reddy's New Zealand Limited, New Zealand;
20. Dr. Reddy's Pharma SEZ Limited, India;
21. Dr. Reddy's Singapore PTE Limited, Singapore (from 22 October 2013)
22. Dr. Reddy's Srl, Italy (formerly Jet Generici Srl);
23. Dr. Reddy's Laboratories New York, Inc., USA;
24. Dr. Reddy's Laboratories Canada Inc., Canada (from 29 August 2013);
25. Dr. Reddy's Laboratories (UK) Limited, UK;
26. Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI, Turkey (till 04 December 2012);
27. Dr. Reddy's Laboratories Tennessee LLC, USA;
28. Dr. Reddy's Laboratories LLC, Ukraine;
29. Dr. Reddy's Venezuela C.A., Venezuela;
30. DRL Impex Limited, India;
31. Eurobridge Consulting B.V., Netherlands;
32. Idea2Enterprises (India) Private Limited, India;
33. Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico;
34. I-Ven Pharma Capital Limited, India (under liquidation);
35. Lacock Holdings Limited, Cyprus;
36. OctoPlus Development B.V., Netherlands (from 15 February 2013);
37. OctoPlus N.V., Netherlands (from 15 February 2013);
38. OctoPlus PolyActive Sciences B.V., Netherlands (from 15 February 2013);
39. OctoPlus Sciences B.V., Netherlands (from 15 February 2013);
40. OctoPlus Technologies B.V., Netherlands (from 15 February 2013);
41. OctoShare B.V., Netherlands (from 15 February 2013);
42. OOO Alfa, Russia (till 16 July 2012);
43. OOO Dr. Reddy's Laboratories Limited, Russia;
44. OOO DRS LLC, Russia;
45. Promius Pharma LLC, USA;
46. Reddy Antilles N.V., Netherlands;
47. Reddy Specialities GmbH, Germany (formerly Reddy beta GmbH);
48. Reddy Cheminor S.A., France (under liquidation);
49. Reddy Holding GmbH, Germany;
50. Reddy Netherlands B.V., Netherlands;
51. Reddy Pharma Iberia SA, Spain;
52. Reddy Pharma Italia S.p.A, Italy;
53. Reddy Pharmaceuticals Hong Kong Limited, Hong Kong (till 19 October 2012);
54. Reddy US Therapeutics Inc., USA; (till 03 July 2013) and
55. Trigenesis Therapeutics Inc., USA (till 04 December 2012).

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

Joint ventures

Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% of equity shares
DRANU LLC, USA (from 9 July 2012)	Enterprise over which the Company's step down subsidiary exercises joint control with other joint venture partner and holds 50% of equity shares

b. List of other related parties with whom transactions have taken place during the current and/or previous year:

Dr. Reddy's Research Foundation	Enterprise over which the principal shareholders have significant influence
Dr. Reddy's Institute of Life Sciences	Enterprise over which principal shareholders have significant influence
Ecologic Chemicals Limited	Enterprise controlled by principal shareholders
Stamlo Hotels Private Limited	Enterprise controlled by principal shareholders
Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a director
K Samrajyam	Mother of Vice Chairman and Managing Director
G Anuradha	Spouse of Chairman and Chief Executive Officer
Deepti Reddy	Spouse of Vice Chairman and Managing Director
G. Mallika Reddy	Daughter of Chairman and Chief Executive Officer
G V Sanjana Reddy	Daughter of Chairman and Chief Executive Officer
Dr. Reddy's Foundation	Enterprise where principal shareholders are trustees
Pudami Educational Society	Enterprise where principal shareholders are trustees
A. R. Life Sciences Private Limited*	Enterprise in which relative of a director has significant influence

* A.R. Life Sciences Private Limited ("ARLS") was a related party of the Company only for the year ended 31 March 2013. Accordingly, transactions with ARLS for the year ended 31 March 2014 are not considered for reporting in the related party transactions summary.

c. List of Key Management Personnel of the Company

- G V Prasad (whole-time director);
- K Satish Reddy (whole-time director);
- Abhijit Mukherjee;
- Alok Sonig;
- Dr. Amit Biswas;
- Dr. R Ananthanarayanan;
- Dr. Cartikeya Reddy;
- Dr. Chandrasekhar Sripada;
- Dr. Raghav Chari;
- Dr. KVS Ram Rao;
- M V Ramana;
- Samiran Das;
- Saumen Chakraborty;
- Umang Vohra; and
- Late Dr. K Anji Reddy (whole-time director till 15 March 2013)

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

d. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31MARCH 2013
i. Revenues from:		
Subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc., USA	37,695	23,953
OOO Dr. Reddy's Laboratories Limited, Russia	12,062	10,358
Dr. Reddy's Laboratories SA, Switzerland	5,289	6,811
Others	6,365	6,064
Total	**61,411**	**47,186**
Other related parties:		
Ecologic Chemicals Limited	49	4
A.R. Life Sciences Private Limited	-	724
Total	**49**	**728**
ii. Sale of assets to Ecologic Chemicals Limited	14	-
iii. Interest income from subsidiaries including step down subsidiaries:		
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	74	127
DRL Impex Limited, India	43	49
Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia	16	37
Others	-	17
Total	**133**	**230**
iv. Service income from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories Inc., USA	21	15
Dr. Reddy's Laboratories SA, Switzerland	6	10
Chirotech Technology Limited, UK	14	14
Aurigene Discovery Technologies Limited, India	1	-
Total	**42**	**39**
v. Licence fees from subsidiaries including step down subsidiaries:		
betapharm Arzneimittel GmbH, Germany	785	326
Dr. Reddy's Laboratories SA, Switzerland	313	816
Dr. Reddy's Laboratories Inc., USA	38	63
Total	**1,136**	**1,205**
vi. Commission on guarantee from subsidiaries including step down subsidiaries:		
Dr. Reddy's Laboratories SA, Switzerland	145	121
Dr. Reddy's Laboratories Inc., USA	-	25
betapharm Arzneimittel GmbH, Germany	11	31
Lacock Holdings Limited, Cyprus	20	-
Total	**176**	**177**
vii. Rent from Aurigene Discovery Technologies Limited, India	14	15
viii. Reimbursement of operating and other expenses by subsidiary and step down subsidiary:		
Dr. Reddy's Laboratories SA, Switzerland	2	171
Aurigene Discovery Technologies Limited, India	40	302
Others	50	84
Total	**92**	**557**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
ix. Purchases and services from:		
Subsidiaries including step down subsidiaries:		
Reddy Netherlands B.V., Netherlands	992	-
Dr. Reddy's Laboratories Inc., USA	956	1,127
OOO Dr. Reddy's Laboratories Limited, Russia	870	559
Chirotech Technology Limited, UK	448	43
Others	257	228
Total	**3,523**	**1,957**
Other related parties:		
Ecologic Chemicals Limited	40	47
Dr. Reddy's Institute of Life Sciences	96	66
A.R. Life Sciences Private Limited	-	1,309
Total	**136**	**1,422**
x. Purchase of assets from Ecologic Chemicals Limited (Refer note 2.43)	1,264	-
xi. Royalty paid/payable to:		
I-VEN Pharma Capital Limited, India	361	376
DRL Impex Limited, India	137	-
Total	**498**	**376**
xii. Contributions for social development:		
Dr. Reddy's Foundation	143	107
Pudami Educational Society	27	24
Total	**170**	**131**
xiii. Hotel expenses paid/payable to:		
Green Park Hotels & Resorts Limited	20	17
Stamlo Hotels Private Limited	11	7
Total	**31**	**24**
xiv. Rent paid/payable to:		
Key management personnel:		
K Satish Reddy	14	14
Others:		
G Anuradha	13	13
Deepti Reddy	3	3
K Samrajyam	2	1
G. Mallika Reddy	2	-
G V Sanjana Reddy	2	-
Total	**22**	**17**
xv. Rental deposit paid to:		
Others:		
G. Mallika Reddy	2	-
G V Sanjana Reddy	2	-
Total	**4**	**-**
xvi. Remuneration to key management personnel	405	421

(Note: The above amounts do not include the remuneration of key management personnel employed by Company's subsidiaries. The above amounts do not include stock based compensation.)

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
xvii. Investment made/(disposed) in subsidiaries during the year:		
Dr. Reddy's Laboratories SA, Switzerland	10,564	-
Reddy Pharma Iberia SA, Spain	245	7
Lacock Holdings Limited, Cyprus	(16,146)	-
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	(512)	-
Dr. Reddy's Laboratories Inc., USA	(175)	-
OOO Dr. Reddy's Laboratories Limited, Russia	(72)	-
Dr. Reddy's Laboratories (Australia) Pty. Limited	(36)	-
Reddy Pharmaceuticals Hong Kong Limited, Hong Kong (dissolved)	-	(58)
Dr. Reddy's Laboratories (EU) Limited, UK	-	(658)
Trigenesis Therapeutics Inc, USA (dissolved)	-	(497)
OOO Alfa, Russia	-	(7)
Total	**(6,132)**	**(1,213)**
xviii. Provision made for other than temporary diminution in the value of non current investments:		
Reddy Pharma Iberia SA, Spain	245	-
Trigenesis Therapeutics Inc, USA	-	222
Others	-	1
Total	**245**	**223**
xix. Investments in / (redemption of) preference shares:		
Aurigene Discovery Technologies Limited, India	(147)	-
xx. Loans and advances given to/(repaid by) subsidiaries and step down subsidiaries (including interest charged):		
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	-	15
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	-	(9)
Lacock Holdings Limited, Cyprus	-	(652)
Industrias Quimicas Falcon de Mexico S.A. de C.V., Mexico	696	80
Reddy Pharma Iberia SA, Spain	(245)	245
Dr. Reddy's Laboratories (Australia) Pty Limited, Australia	(442)	33
DRL Impex Limited, India	(548)	44
Total	**(539)**	**(244)**
xxi. Trade advances given to / (settled by) Ecologic Chemicals Limited	(2)	2
xxii. Provision made / (reversed) for loans given to subsidiary and associate:		
Dr. Reddy's Farmaceutica Do Brasil Ltda, Brazil	-	123
DRL Impex Limited, India	(280)	775
Reddy Pharma Iberia SA, Spain	(245)	245
Reddy Antilles N.V, Netherlands	147	-
Total	**(378)**	**1,143**
xxiii. Guarantee given / (released) on behalf of subsidiary and step down subsidiary:		
Dr. Reddy's Laboratories SA, Switzerland	(407)	896
Reddy Holding GmbH, Germany	(3,266)	-
Dr. Reddy's Laboratories Inc., USA	(75)	(2,628)
betapharm Arzneimittel GmbH, Germany	-	212
Effect of changes in the foreign exchange rates	1,309	756
Total	**(2,439)**	**(764)**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.27: RELATED PARTY DISCLOSURES (CONTINUED)

d. The Company has the following amounts due from / to related parties:

	PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
i.	Due from related parties:		
	Subsidiaries including step down subsidiaries (included in trade receivables):		
	Dr. Reddy's Laboratories Inc., USA	21,224	8,202
	OOO Dr. Reddy's Laboratories Limited, Russia	9,918	7,567
	Others	6,693	5,651
	Total	**37,835**	**21,420**
	Other related parties (included in trade receivables):		
	Ecologic Chemicals Limited	-	8
	A.R. Life Sciences Private Limited	-	163
	Total	**-**	**171**
	Rental deposit to key management personnel and their relatives	8	5
ii.	Provision outstanding at the end of the year towards dues from subsidiaries including step down subsidiaries (included in trade receivables):		
	Reddy Cheminor S.A., France	5	5
	OOO Dr. Reddy's Laboratories Limited, Russia	7	7
	Total	**12**	**12**
iii.	Due to related parties:		
	Subsidiaries including step down subsidiaries (included in trade payables and other current liabilities):		
	OOO Dr. Reddy's Laboratories Limited, Russia	1,620	671
	Reddy Netherlands B.V., Netherlands	992	-
	Dr. Reddy's Laboratories Inc., USA	429	439
	Dr. Reddy's Laboratories SA, Switzerland	314	369
	I-VEN Pharma Capital Limited, India	-	330
	Others	605	127
	Total	**3,960**	**1,936**
	Others (included in trade payables and other current liabilities):		
	Dr. Reddy's Research Foundation	18	19
	Ecologic Chemicals Limited	-	4
	Total	**18**	**23**

Equity held in subsidiaries, associates and joint venture has been disclosed under "Non current investments" (Note 2.8). Loans and advances to subsidiaries, joint venture and associates have been disclosed under "Long term loans and advances" and "Short term loans and advances" (Notes 2.9 and 2.14). Other receivables from subsidiaries, associates and joint venture have been disclosed under "Other current assets" (Note 2.15).

2.28: AUDITOR'S REMUNERATION

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
a)	Audit fees	11	10
b)	Other charges		
	Taxation matters*	-	-
	Other matters	1	1
c)	Reimbursement of out of pocket expenses	2	3
		14	**14**

*represents amount of ₹ 400 thousands, rounded off in millions above.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.29: INTEREST IN JOINT VENTURE

The Company has 51.33 percent interest in Kunshan Rotam Reddy Pharmaceutical Co. Limited (KRRP), a joint venture in China. KRRP is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of KRRP indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the operations of KRRP.

The aggregate amount of assets, liabilities, income and expenses related to the Company's share in KRRP are given below:

Balance Sheet (extract)

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Fixed assets	157	139
Deferred tax assets, net	2	7
Inventories	195	124
Trade receivables	216	160
Cash and bank balances	271	126
Short term loans and advances	223	96
Trade payables	273	133
Other current liabilities	189	151
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	5	4

Statement of Profit and Loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Income		
Sales	1,428	983
Other income	6	6
Expenditure		
Material costs	359	255
Employee benefits expense	312	226
Operating and other expenses	497	380
Research and development	10	8
Finance costs	-	2
Depreciation	19	9
Profit before taxation	240	109
Provision for taxation		
- Current tax expense	34	16
- Deferred tax expense	6	-
Profit after taxation	200	93

2.30: EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 ("the DRL 2002 Plan"): The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Nomination, Governance and Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The options issued under the DRL 2002 Plan options vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.30: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

The DRL 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there was highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the issue of bonus shares by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS UNDER CATEGORY A	NUMBER OF OPTIONS UNDER CATEGORY B	TOTAL
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

The term of the DRL 2002 Plan expired on 29 January 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Nomination, Governance and Compensation Committee, resolved to extend the term of the DRL 2002 Plan for a period of 10 years with effect from 29 January 2012, subject to the approval of shareholders. A resolution to this effect was approved by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

During the current year, the Company under the DRL 2002 Plan has issued 258,870 Catagory B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Nomination, Governance and Compensation Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant are given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
13 May 2013	258,870	5.00	2,091.70

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.30: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	11,000	₹ 373.50-448.00	₹ 441.23	52
Granted during the year	-	-	-	-
Expired / forfeited during the year	(1,000)	₹ 373.50	₹ 373.50	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**10,000**	**₹ 448.00**	**₹ 448.00**	**44**
Exercisable at the end of the year	**10,000**	**₹ 448.00**	**₹ 448.00**	**44**

CATEGORY A – FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	11,000	₹ 373.50-448.00	₹ 441.23	65
Granted during the year	-	-	-	-
Expired / forfeited during the year	-	-	-	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**52**
Exercisable at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**52**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	684,259	₹ 5.00	₹ 5.00	71
Granted during the year	258,870	5.00	5.00	90
Forfeited during the year	(60,315)	5.00	5.00	-
Exercised during the year	(241,140)	5.00	5.00	-
Outstanding at the end of the year	**641,674**	**₹ 5.00**	**₹ 5.00**	**78**
Exercisable at the end of the year	**50,818**	**₹ 5.00**	**₹ 5.00**	**42**

CATEGORY B – PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	643,156	₹ 5.00	₹ 5.00	70
Granted during the year	335,110	5.00	5.00	90
Forfeited during the year	(65,424)	5.00	5.00	-
Exercised during the year	(228,583)	5.00	5.00	-
Outstanding at the end of the year	**684,259**	**₹ 5.00**	**₹ 5.00**	**71**
Exercisable at the end of the year	**60,296**	**₹ 5.00**	**₹ 5.00**	**38**

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.30: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"): The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the DRL 2007 Plan, the Nomination, Governance and Compensation Committee of the Board ("the Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Nomination, Governance and Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

During the current year, the Company under the DRL 2007 Plan has issued 44,240 Category B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE ₹	MARKET PRICE ₹ (AS PER SEBI GUIDELINES)
13 May 2013	44,240	5.00	2,091.70

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	98,608	₹ 5.00	₹ 5.00	73
Granted during the year	44,240	5.00	5.00	90
Forfeited during the year	(14,132)	5.00	5.00	-
Exercised during the year	(31,253)	5.00	5.00	-
Outstanding at the end of the year	**97,463**	**₹ 5.00**	**₹ 5.00**	**79**
Exercisable at the end of the year	**7,265**	**₹ 5.00**	**₹ 5.00**	**44**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	117,899	₹ 5.00	₹ 5.00	73
Granted during the year	58,140	5.00	5.00	90
Forfeited during the year	(29,885)	5.00	5.00	-
Exercised during the year	(47,546)	5.00	5.00	-
Outstanding at the end of the year	**98,608**	**₹ 5.00**	**₹ 5.00**	**73**
Exercisable at the end of the year	**4,328**	**₹ 5.00**	**₹ 5.00**	**47**

The Company has not granted any options under Category A of "the DRL 2007 Plan".

The Company has followed intrinsic method of accounting based on which a compensation expense of ₹ 472 (previous year: ₹ 421) has been recognized in the statement of profit and loss.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.31: DETAILS OF IMPORTED AND INDIGENOUS RAW MATERIALS, SPARE PARTS, CHEMICALS, PACKING MATERIALS AND COMPONENTS CONSUMED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014		FOR THE YEAR ENDED 31 MARCH 2013	
	VALUE	% OF TOTAL CONSUMPTION	VALUE	% OF TOTAL CONSUMPTION
Raw material, packing material and chemicals				
Imported	8,119	37%	6,885	30%
Indigenous	13,798	63%	15,888	70%
	21,917		**22,773**	
Stores and spares				
Imported	64	7%	83	8%
Indigenous	882	93%	932	92%
	946		**1,015**	

2.32: CIF VALUE OF IMPORTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Raw materials	11,031	8,837
Capital equipment (including spares and components)	1,931	2,650
	12,962	**11,487**

2.33: EARNINGS IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Exports on FOB basis	74,059	61,004
Interest on loan to subsidiaries	90	181
Service income and license fees	1,495	1,684
Guarantee commission	176	177
Litigation settlement	162	1,220
Others	25	24
	76,007	**64,290**

2.34: EXPENDITURE IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Legal and professional	1,358	988
Bio-studies expenses	1,001	688
Interest on loans	604	402
Travel	185	161
Others	9,500	6,399
	12,648	**8,638**

2.35: HEDGES OF FOREIGN CURRENCY RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Further, the Company also uses non derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

The Company had a net asset of ₹ 431 as of 31 March 2014 as compared to a net asset of ₹ 436 as of 31 March 2013 towards these derivative financial instruments.

In respect of the aforesaid foreign exchange derivative contracts, the Company has recorded, as part of foreign exchange gains and losses, a net loss of ₹ 297 and a net gain of ₹ 158 for the year ended 31 March 2014 and 2013, respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.35: HEDGES OF FOREIGN CURRENCY RISK AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, in reserves and surplus, a net loss of ₹ 407 and a net profit of ₹ 405 for the year ended 31 March 2014 and 2013, respectively. The Company also recorded, as part of revenue, a net loss of ₹ 946 and ₹ 352 during the year ended 31 March 2014 and 2013, respectively.

The net carrying amount of the Company's "hedging reserve" was a loss of ₹ 5 as at 31 March 2014, as compared to a gain of ₹ 402 as at 31 March 2013.

The table below summarises the periods when the forecasted cash flows associated with derivative hedging instruments that are classified as cash flow hedges, are expected to occur:

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Cash flows in U.S. Dollars (figures in equivalent rupee millions)		
Not later than one month	1,797	2,171
Later than one month and not later than three months	3,595	4,343
Later than three months and not later than six months	5,392	6,514
Later than six months and not later than two years	5,992	11,400
	16,776	24,428
Cash flows in Euro (figures in equivalent rupee millions)		
Not later than one month	-	-
Later than one month and not later than three months	-	208
Later than three months and not later than six months	-	313
Later than six months and not later than one year	-	626
	-	1,147

Hedges of recognised assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the statement of profit and loss. The changes in fair value of such derivative contracts as well as the foreign exchange gains and losses relating to the monetary items are recognised as part of foreign exchange gains and losses.

Fair values of foreign exchange derivative contracts are determined under the Modified Black Scholes technique by using inputs from market observable data and other relevant terms of the contract with counter parties which are banks or financial institutions.

The following are the outstanding foreign exchange derivative contracts for hedges of recognized assets and liabilities:

As at 31 March 2014

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward Contract	USD	INR	USD 10	Buy	Hedging
Forward Contract	USD	INR	USD 467.5	Sell	Hedging
Forward Contract	EUR	USD	EUR 28	Sell	Hedging
Option Contract	USD	INR	USD 235	Sell	Hedging

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.35: HEDGES OF FOREIGN CURRENCY RISK AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

As at 31 March 2013

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward Contract	USD	INR	USD 23	Buy	Hedging
Forward Contract	USD	INR	USD 140.7	Sell	Hedging
Option Contract	USD	INR	USD 595	Sell	Hedging
Swap Contract	USD	INR	USD 64.7	Sell	Hedging
Swap Contract	EUR	INR	EUR 16.5	Sell	Hedging

Derivative financial instruments valuation:

The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations.

The year-end significant foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

Un-hedged significant foreign currency exposure as at 31 March 2014

CURRENCY	FOREIGN CURRENCY IN MILLIONS	EXCHANGE RATE	₹ MILLIONS
RUB	1,070	1.69	1,808
EUR	(20)	82.69	(1,654)
ZAR	84	5.65	475
MXN	114	4.59	523

Un-hedged significant foreign currency exposure as at 31 March 2013

CURRENCY	FOREIGN CURRENCY IN MILLIONS	EXCHANGE RATE	₹ MILLIONS
RUB	1,100	1.74	1,914
EUR	(7)	69.50	(487)
ZAR	78	5.87	458
MXN	33	4.39	145

2.36: FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee are responsible for overseeing Company's risk assessment and management policies and processes.

a. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables.

Trade receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. As at 31 March 2014 and 31 March 2013 the maximum exposure to credit risk in relation to trade and other receivables is ₹ 45,615 and ₹ 29,639 respectively (net of allowances).

Trade receivables that are neither past due nor impaired

Trade receivables amounting to ₹ 30,673 and ₹ 23,557 were neither past due nor impaired as at 31 March 2014 and 31 March 2013 respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

Trade receivables that are past due but not impaired

The Company's credit period for customers generally ranges from 20 – 180 days. The age analysis of the trade receivables has been considered from the due date of the invoice. The ageing of trade receivables that are past due but not impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
1-30	8,617	3,219
31-90	1,938	1,192
91-180	3,254	875
More than 180	1,133	796
Total	**14,942**	**6,082**

Trade receivables that are impaired

The age analysis of the trade receivables that are impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
1-30	-	-
31-90	-	-
91-180	-	-
More than 180	218	190
Total	**218**	**190**

Reconciliation of the allowance account for credit losses

The details of changes in provision for doubtful debts during the year ended 31 March 2014 and 31 March 2013 are as follows:

PARTICULARS	2013-14	2012-13
Balance as at 1 April	190	202
Provision made during the year	33	45
Trade receivables written off during the year	(1)	(37)
Provision reversed during the year	(4)	(20)
Balance as at 31 March	**218**	**190**

Loans and advances

Loans and advances are predominantly given to subsidiaries for the purpose of working capital and capital expansions.

The details of changes in provision for doubtful loans and advances to subsidiaries during the year ended 31 March 2014 and 31 March 2013 are as follows:

PARTICULARS	2013-14	2012-13
Balance as at 1 April	1,232	87
Provision made during the year	147	1,143
Loans and advances written off during the year	-	-
Provision reversed during the year	(525)	(3)
Effect of change in the foreign exchange rates	20	5
Balance as at 31 March	**874**	**1,232**

b. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2014 and 2013, the Company had unutilized credit limits from banks of ₹ 13,565 and ₹ 20,364, respectively.

As at 31 March 2014, the Company had working capital of ₹ 47,936 including cash and bank balances of ₹ 6,651 and current investments of ₹ 10,664. As at 31 March 2013, the Company had working capital of ₹ 25,271 including cash and bank balances of ₹ 9,191 and current investments of ₹ 1,966.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

The table below provides details regarding the contractual maturities of significant financial liabilities (other than provisions for employee benefits expense which have been disclosed in Note 2.5, obligations under Bonus Debentures which have been disclosed in Note 2.40 and finance leases which have been disclosed in Note 2.45).

As at 31 March 2014

PARTICULARS	2015	2016	2017	2018	THEREAFTER	TOTAL
Trade payables	8,423	-	-	-	-	8,423
Long term borrowings	-	-	-	1,797	7,190	8,987
Short term borrowings	17,630	-	-	-	-	17,630
Other liabilities and provisions	10,378	-	-	-	-	10,378

As at 31 March 2013

PARTICULARS	2014	2015	2016	2017	THEREAFTER	TOTAL
Trade payables	7,678	-	-	-	-	7,678
Short term borrowings	15,828	-	-	-	-	15,828
Other liabilities and provisions	8,197	-	-	-	-	8,197

Financial guarantees

Financial guarantees disclosed in Note 2.24 have been provided as counter corporate guarantees to financial institutions and banks that have extended credits and other financial assistance to the Company's subsidiaries. In this regard, the Company does not foresee any significant credit risk exposure.

c. Market risk

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, British pounds sterling, Roubles and Euros) and foreign currency borrowings (in U.S. dollars, Euros and Roubles). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's financial performance gets adversely impacted. The exchange rate between the Indian rupee and these foreign currencies has fluctuated substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses derivative financial instruments, such as foreign exchange forward contracts, option contracts and swap contracts, to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted cash flows and trade receivables.

The details in respect of the outstanding foreign exchange forward contracts, option contracts and swap contracts are given in Note 2.35 above.

In respect of the Company's derivative contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 1,254/(945) increase/(decrease) in the Company's hedging reserve and an approximately ₹ 2,745/(2,892) increase/(decrease) in the Company's net profit as at 31 March 2014.

In respect of the Company's derivative contracts, a 10% decrease/increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 2,219/(1,751) increase/(decrease) in the Company's hedging reserve and an approximately ₹ 1,642/(1,640) increase/(decrease) in the Company's net profit as at 31 March 2013.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.36: FINANCIAL RISK MANAGEMENT (CONTINUED)

The following table analyzes foreign currency risk from financial instruments as at 31 March 2014:

(All figures in equivalent rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	88	13	43	273	417
Trade receivables	29,710	914	9,910	2,209	42,743
Long term, short term loans and advances and other current assets	732	553	14	2,274	3,573
Total	**30,530**	**1,480**	**9,967**	**4,756**	**46,733**
Liabilities:					
Trade payables	1,453	1,435	-	256	3,144
Long term borrowings	9,000	-	-	-	9,000
Short term borrowings	7,519	1,282	6,179	-	14,980
Other liabilities and provisions	2,084	564	1,759	278	4,685
Total	**20,056**	**3,281**	**7,938**	**534**	**31,809**

[1] Others include currencies such as British pounds sterling, Australian dollars, Mexican pesos, South African rand, Venezuela bolivars, etc.

The following table analyzes foreign currency risk from financial instruments as at 31 March 2013:

(All figures in equivalent rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	-	-	-	51	51
Trade receivables	15,456	1,693	7,558	1,138	25,845
Long term, short term loans and advances and other current assets	1,962	287	94	696	3,039
Total	**17,418**	**1,980**	**7,652**	**1,885**	**28,935**
Liabilities:					
Trade payables	1,599	116	-	43	1,758
Short term borrowings	7,274	2,676	5,836	-	15,786
Other liabilities and provisions	1,593	121	865	589	3,168
Total	**10,466**	**2,913**	**6,701**	**632**	**20,712**

[1] Others include currencies such as British pounds sterling, Australian dollars, Mexican pesos, South African rand, Venezuela bolivars, etc.

For the year ended 31 March 2014 and 2013, every 10% depreciation/appreciation in the exchange rate between the Indian rupee and the respective currencies in the above mentioned financial assets/liabilities would affect the Company's net profit by approximately ₹ 1,492 and ₹ 822 respectively, from such financial assets/liabilities.

Interest rate risk

As of 31 March 2014, the Company had foreign currency loans of ₹ 17,219 carrying a floating interest rate of LIBOR plus 20-179 bps and ₹ 846 carrying a floating interest rate of Moscow Prime Offered Rate plus 60 bps whereas as of 31 March 2013 foreign currency loans were ₹ 8,104 carrying a floating interest rate of LIBOR plus 100-150 bps. These loans expose the Company to risk of changes in interest rates. The Company's treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. An increase or decrease of 10% in the floating interest rate component applicable to its loans and borrowings would affect the Company's net profit by approximately ₹ 10 and ₹ 1 for the year ended 31 March 2014 and 31 March 2013, respectively.

The Company's investments in time deposits with banks and short term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Company has historically not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.37: EMPLOYEE BENEFIT PLANS

2.37.1 Gratuity Plan of Dr. Reddy's Laboratories Limited

In accordance with applicable Indian laws, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in Indian equities.

The following table set out the status of the aforesaid funded gratuity plan as required under AS-15 (Revised):

Reconciliation of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Opening defined benefit obligation	875	646
Current service cost	116	86
Interest cost	74	59
Actuarial losses / (gains)	45	135
Benefits paid	(70)	(51)
Closing defined benefit obligation	**1,040**	**875**

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Opening fair value of plan assets	707	624
Expected return on plan assets	56	54
Actuarial gains / (losses)	14	7
Contributions by employer	201	73
Benefits paid	(70)	(51)
Closing fair value of plan assets	**908**	**707**

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Present value of funded obligations	1,040	875
Fair value of plan assets	(908)	(707)
Net Liability	**132**	**168**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Current service cost	116	86
Interest on defined benefit obligation	74	59
Expected return on plan assets	(56)	(54)
Net actuarial losses / (gains) recognized in the year	31	128
Amount included in employee benefits expense	**165**	**219**
Actual return on plan assets	70	61

Contributions : The Company expects to contribute ₹ 100 to the Gratuity Plan during the year ending 31 March 2015.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.37: EMPLOYEE BENEFIT PLANS (CONTINUED)

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	99%	99%
Others	1%	1%
Total	**100%**	**100%**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Discount Rate	9% p.a.	7.95% p.a.
Expected rate of return on plan assets	9% p.a.	7.95% p.a.
Salary escalation rate	11% p.a. for first two years and 10% p.a. thereafter	10% p.a. for first two years and 9% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2014	2013	2012	2011	2010
Defined Benefit Obligation	1,040	875	646	584	452
Plan Assets	908	707	624	490	449
Surplus / (Deficit)	(132)	(168)	(22)	(94)	(3)
Experience Adjustment on Plan Liabilities	42	26	23	28	27
Experience Adjustment on Plan Assets	15	7	6	5	27

2.37.2 Other benefits

Provident fund benefits

Certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 391 and ₹ 331 to the provident fund plan during the year ended 31 March 2014 and 2013 respectively.

Superannuation benefits

The senior officers of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed ₹ 62 and ₹ 56 to the superannuation plan during the year ended 31 March 2014 and 2013 respectively.

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was ₹ 412 and ₹ 331 as at 31 March 2014 and 2013 respectively.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.38: DIVIDEND REMITTANCE IN FOREIGN CURRENCY

The Company does not make any direct remittances of dividends in foreign currencies to American Depository Receipts (ADRs) holders. The Company remits the equivalent of the dividends payable to the ADR holders in Indian Rupees to the custodian, which is the registered shareholder on record for all owners of the Company's ADRs. The custodian purchases the foreign currencies and remits it to the depository bank which inturn remits the dividends to the ADR holders.

2.39: SETTLEMENT AGREEMENT WITH NORDION

During March 2013, the Company entered into an agreement with Nordion Inc. (formerly known as MDS Inc.) to settle its ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, the Company received a total amount of ₹1,220 (USD 22.5 million) from Nordion Inc. out of which ₹108 (USD 2 million) was towards reimbursement of research and development cost and the same was recorded as reduction in such cost. The balance ₹1,112 (USD 20.5 million) was towards 'lost profits' and the same was recorded as part of other operating revenue.

2.40: ISSUANCE OF BONUS DEBENTURES

The Company had, on 24 March 2011, allotted 1,015,516,392, 9.25% unsecured, non-convertible, redeemable bonus debentures aggregating to ₹ 5,078. The interest is payable at the end of 12, 24 and 36 months from the initial date of issuance. The bonus debentures are redeemable at the end of 36 months from the initial date of issuance. These debentures have been listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

As per the requirements of the Companies Act, 1956, the Company created a Debenture Redemption Reserve aggregating to ₹ 2,539 and ₹ 1,712 as at 24 March 2014 and 31 March 2013 respectively.

On 24 March 2014, the Company redeemed 9.25% unsecured, non-convertible, redeemable bonus debentures at par value of ₹ 5,078. Consequently the amount of ₹ 2,539 representing Debenture Redemption Reserve has been transferred to General Reserve upon redemption of debentures.

2.41: RESEARCH AND DEVELOPMENT FIXED ASSETS (INCLUDED IN NOTE 2.7)

DESCRIPTION	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	AS AT 1 APRIL 2013	ADDITIONS (a)	DELETIONS (b)	AS AT 31 MARCH 2014	AS AT 1 APRIL 2013	FOR THE YEAR (a)	DELETIONS (b)	AS AT 31 MARCH 2014	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Land	70	-	-	70	-	-	-	-	70	70
Buildings	860	44	-	904	203	32	-	235	669	657
Plant and machinery	1,332	166	39	1,459	848	129	28	949	510	484
Electrical equipment	237	22	-	259	151	24	-	175	84	86
Laboratory equipment	1,988	435	77	2,346	1,236	187	66	1,357	989	752
Furniture and fixtures	184	23	4	203	149	15	4	160	43	35
Office equipment	177	34	4	207	139	22	4	157	50	38
Grand total	**4,848**	**724**	**124**	**5,448**	**2,726**	**409**	**102**	**3,033**	**2,415**	**2,122**
Previous year	4,577	391	119	4,848	2,400	438	112	2,726	2,122	

(a) Includes gross block of ₹ 34 (previous year: ₹ 6) and accumulated depreciation of ₹ 13 (previous year: ₹ 4) towards transfers from non research and development to research and development fixed assets during the year.

(b) Includes gross block of ₹ 28 (previous year: ₹ 14) and accumulated depreciation of ₹ 19 (previous year: ₹ 8) towards transfers from research and development to non research and development fixed assets during the year.

2.42: PROVISION FOR OTHER THAN TEMPORARY DIMINUTION IN THE VALUE OF LONG TERM INVESTMENTS

For the year ended 31 March 2014:

Investment in Reddy Pharma Iberia SA

In the previous year, the Company had advanced a sum of ₹ 245 towards investment in Reddy Pharma Iberia SA. As the shares were not alloted by the end of previous year, the said amount was classified as "Advance towards Investment" within long term loans and advances. Further, the advance was provided for as not recoverable and recorded as other expenditure. In the current period, shares were issued to the Company and accordingly the earlier provision for advance is reclassified as provision for permanent diminution in the value of investments with an equivalent reversal in other expenditure.

For the year ended 31 March 2013:

Investment in Trigenesis Therapeutics Inc.

Following the Company's decision to discontinue its research and development on terbinafine nail lacquer, the Company assessed the recoverability of money invested in its subsidiary, Trigenesis Therapeutics Inc. and has created a provision of ₹ 223 for diminution in the value of long term investments for the year ended 31 March 2013.

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.43: ASSET PURCHASE AGREEMENT WITH ECOLOGIC CHEMICALS LIMITED

During the year ended 31 March 2014, the Company entered into an asset purchase agreement with Ecologic Chemicals Limited ("Ecologic"), where in two directors of the Company have equity interests. The Company has paid ₹ 1,264 excluding taxes and duties for purchase of fixed and current assets. The consideration was arrived at based on valuation from independent valuers. The acquisition of these assets will help augment the Company's manufacturing capacity in meeting the future business requirements of its PSAI segment.

The acquisition has been accounted for as a purchase of assets. The total purchase consideration has been allocated to the acquired assets as of 13 September 2013 based on a fair valuation carried out by the Company's management as tabulated below:

CATEGORY	AMOUNT
Land	66
Buildings	382
Plant and machinery	702
Inventories	113
Other current assets	1
Total	₹ 1,264

2.44: SEGMENT INFORMATION

In accordance with AS-17 "Segment Reporting", segment information has been given in the consolidated financial statements of Dr. Reddy's Laboratories Limited and therefore no separate disclosure on segment information is given in these financial statements.

2.45: FINANCE LEASE

The Company has taken vehicles on finance lease. The future minimum lease payments and their present values as at 31 March 2014 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than one year	4	9	13
Later than one year and not later than five years	13	11	24
Total	17	20	37

The future minimum lease payments and their present values as at 31 March 2013 were as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than one year	12	26	38
Later than one year and not later than five years	35	38	73
Total	47	64	111

NOTES TO FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO FINANCIAL STATEMENTS** (CONTINUED)

2.46: OPERATING LEASE

The Company has taken offices and vehicles under operating lease agreements. Total expense recognised in statement of profit and loss on account of operating leases during the year amounts to ₹ 380 (previous year: ₹ 309)

The total future minimum lease payments under non cancellable leases are as follows:

PARTICULARS	31 MARCH 2014	31 MARCH 2013
Not later than one year	72	67
Later than one year and not later than five years	85	82
Total	**157**	**149**

2.47: COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

As per our report of even date attached
for **B S R & Co. LLP**
Chartered Accountants
Firm Registration No.: 101248W
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 13 May 2014

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

This page has been intentionally left blank

IGAAP Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of Dr. Reddy's Laboratories Limited

We have audited the accompanying consolidated financial statements of Dr. Reddy's Laboratories Limited ("DRL" or the "parent company") and its subsidiaries, associates and joint ventures (collectively referred to as "the Company" or "the Group"), which comprise the consolidated balance sheet as at 31 March 2014, the consolidated statement of profit and loss and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the applicable financial reporting framework. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated balance sheet, of the state of affairs of the group as at 31 March 2014;

(ii) in the case of consolidated statement of profit and loss, of the profit for the year ended on that date; and

(iii) in the case of consolidated cash flow statement, of the cash flows for the year ended on that date.

Other matters

We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets of ₹ 8,278 millions as at 31 March 2014, total revenue of ₹ 16,301 millions and net cash outflows amounting to ₹ (70) millions for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors. Our opinion is not qualified in this matter.

for **B S R & Co LLP.**
Chartered Accountants
Firm registration No: 101248W

Supreet Sachdev
Partner
Membership No: 205385

Place : Hyderabad
Date : 13 May 2014

CONSOLIDATED BALANCE SHEET

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	NOTE	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
EQUITY AND LIABILITIES			
Shareholders' funds			
Share capital	2.1	851	849
Reserves and surplus	2.2	77,801	62,842
		78,652	**63,691**
Non current liabilities			
Long term borrowings	2.3	20,755	12,659
Deferred tax liabilities, net	2.28	1,241	1,070
Other long term liabilities	2.4	1,181	350
Long term provisions	2.5	563	514
		23,740	**14,593**
Current liabilities			
Short term borrowings	2.3	20,607	18,986
Trade payables	2.6	8,932	9,657
Other current liabilities	2.4	20,208	21,204
Short term provisions	2.5	8,157	6,741
		57,904	**56,588**
	TOTAL	**160,296**	**134,872**
ASSETS			
Non current assets			
Fixed assets			
Tangible assets	2.7	37,496	31,416
Intangible assets	2.7	8,912	9,090
Capital work-in-progress		6,388	5,653
Non current investments	2.8	4	4
Deferred tax assets, net	2.28	1,917	1,742
Long term loans and advances	2.9	2,322	1,491
Other non current assets	2.15	-	209
		57,039	**49,605**
Current assets			
Current investments	2.10	10,664	1,966
Inventories	2.11	24,188	21,707
Trade receivables	2.12	33,253	31,804
Cash and bank balances	2.13	23,006	20,171
Short term loans and advances	2.14	10,989	8,613
Other current assets	2.15	1,157	1,006
		103,257	**85,267**
	TOTAL	**160,296**	**134,872**
Significant accounting policies	1		

The accompanying notes are an integral part of consolidated financial statements

As per our report of even date attached
for **B S R & Co. LLP**
Chartered Accountants
Firm Registration No.: 101248W
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 13 May 2014

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	NOTE	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
INCOME			
Sales, gross		131,715	114,933
Less: Excise duty		(820)	(718)
Sales, net		**130,895**	**114,215**
Service income		1,632	2,070
License fees		280	533
Other operating revenues	2.16	1,346	2,138
Revenue from operations		**134,153**	**118,956**
Other income	2.17	1,697	1,499
Total revenue		**135,850**	**120,455**
EXPENSES			
Cost of material consumed (including packing material consumed)		28,407	28,166
Purchase of stock-in-trade (traded goods)		7,398	8,057
Changes in inventories of finished goods,work-in-progress and stock-in-trade	2.18	(3,196)	(1,685)
Conversion charges		2,207	1,880
Excise duty		562	630
Employee benefits expense	2.19	22,130	19,287
Finance costs	2.20	1,267	1,003
Depreciation and amortization expense	2.7	6,475	5,502
Research and development cost		12,632	7,915
Other expenses	2.21	31,505	27,511
Total expenses		**109,387**	**98,266**
Profit before exceptional and extraordinary items and tax		**26,463**	**22,189**
Exceptional items			
- Impairment of goodwill	2.36	-	505
- Impairment of intangibles	2.36	-	37
Profit before extraordinary items and tax		**26,463**	**21,647**
Extraordinary items		-	-
Profit before tax		**26,463**	**21,647**
Tax expense	2.22		
Current tax expense		6,568	6,570
Deferred tax expense/ (benefit)		263	(191)
Profit for the year		**19,632**	**15,268**
Earnings per share	2.29		
Basic - Par value ₹ 5/- per share		115.45	89.93
Diluted - Par value ₹ 5/- per share		114.90	89.48
Number of shares used in computing earnings per share			
Basic		170,044,518	169,778,214
Diluted		170,857,689	170,617,880
Significant accounting policies	1		

The accompanying notes are an integral part of consolidated financial statements

As per our report of even date attached
for **B S R & Co. LLP**
Chartered Accountants
Firm Registration No.: 101248W
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 13 May 2014

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

CONSOLIDATED CASH FLOW STATEMENT

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	26,463	21,647
Adjustments:		
Depreciation and amortization expense	6,475	5,502
Provision for wealth tax	2	3
Profit on sale of current investments, net	(213)	(212)
Foreign exchange (gain) / loss, net	(1,107)	105
Impairment of goodwill and intangibles	-	542
Loss on de-recognition of intangibles	86	-
Stock compensation expense, net	468	421
Allowance for sales returns	2,451	2,068
Interest income	(1,085)	(900)
Finance costs	1,267	1,003
(Profit) / Loss on sale of fixed assets, net	(24)	34
Provision for inventory obsolescence	1,941	1,887
Provision for doubtful debts, net	168	108
Provision / (reversal of provision) for doubtful advances, net	(2)	67
Operating cash flows before working capital changes	**36,890**	**32,275**
Changes in operating assets and liabilities		
Trade receivables	(261)	(6,310)
Inventories	(4,047)	(3,898)
Trade payables	(1,019)	1,817
Other assets and liabilties, net	(4,723)	(4,553)
Cash generated from operations	**26,840**	**19,331**
Income taxes paid, net	(7,143)	(5,552)
Net cash from operating activities	**19,697**	**13,779**
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of fixed assets	(10,831)	(7,557)
Proceeds from sale of fixed assets	85	52
(Increase)/ decrease in deposit accounts (having original maturity of more than 3 months) and other bank balances	1,361	(6,268)
Purchase of investments	(25,091)	(11,561)
Proceeds from sale of investments	16,594	11,882
Interest received	965	846
Cash paid for acquisition, net of cash acquired	-	(1,746)
Acquisition of minority interest	(24)	(111)
Net cash used in investing activities	**(16,941)**	**(14,463)**
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issuance of share capital	2	1
Proceeds from long term borrowings	10,100	-
Redemption of 9.25% redeemable non-convertible debentures of ₹ 5 each	(5,078)	-
Repayment of other long term borrowings	(207)	(36)
Proceeds / (repayment) from short term borrowings, net	(917)	2,439
Interest paid	(1,162)	(1,257)
Dividend paid	(2,980)	(2,715)
Net cash used in financing activities	**(242)**	**(1,568)**
Net increase / (decrease) in cash and cash equivalents	2,514	(2,252)
Cash and cash equivalents at the beginning of the year (refer note 2.13)	5,204	7,362
Effect of foreign exchange gain on cash and cash equivalents	906	94
Cash and cash equivalents at the end of the year (refer note 2.13)	**8,624**	**5,204**
Notes to the cash flow statement:		
Cash and cash equivalents at the end of the year (refer note 2.13)	8,624	5,204
Other bank balances (refer note 2.13)	14,382	14,967
Cash and bank balances at the end of the year (refer note 2.13)	**23,006**	**20,171**

As per our report of even date attached
for **B S R & Co. LLP**
Chartered Accountants
Firm Registration No.: 101248W
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 13 May 2014

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

G V Prasad Chairman & Chief Executive Officer
K Satish Reddy Vice Chairman & Managing Director
Saumen Chakraborty President & Chief Financial Officer
Sandeep Poddar Company Secretary

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation of consolidated financial statements

The consolidated financial statements have been prepared and presented in accordance with the Indian Generally Accepted Accounting Principles ("IGAAP") under historical cost convention on an accrual basis. Pursuant to circular 15/2013 dated 13 September 2013 read with circular 08/2014 dated 4 April 2014 issued by the Ministry of Corporate Affairs, the existing accounting standards notified under the Companies Act, 1956 shall apply till the standards of accounting or any addendum thereto are prescribed by the Central Government in consultation and recommendation of the National Financial Reporting Authority. Consequently, these financial statements have been prepared to comply in all material aspects with accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of the Institute of Chartered Accountants of India, the relevant provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI) (Collectively referred to as "IGAAP"). The financial statements are presented in Indian rupees rounded off to the nearest million.

b) Use of estimates

The preparation of the financial statements in conformity with IGAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Examples of such estimates include estimation of useful life of tangible and intangible assets, assessment of recoverable amounts of deferred tax assets, provision for obligations relating to employees, provisions against litigations and impairment of assets. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Current and non-current classification

All the assets and liabilities have been classified as current or non-current as per the Company's normal operating cycle and other criteria set out in the Revised Schedule VI to the Companies Act, 1956.

Assets:

An asset is classified as current when it satisfies any of the following criteria:

a) it is expected to be realised in, or is intended for sale or consumption in, the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is expected to be realised within 12 months after the reporting date; or

d) it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

Liabilities:

A liability is classified as current when it satisfies any of the following criteria:

a) it is expected to be settled in the Company's normal operating cycle;

b) it is held primarily for the purpose of being traded;

c) it is due to be settled within 12 months after the reporting date; or

d) the Company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Current assets/ liabilities include the current portion of non-current financial assets/ liabilities respectively. All other assets/ liabilities are classified as non-current.

d) Principles of consolidation

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("DRL" or the "parent company"), and all of its subsidiaries (collectively referred to as "the Company" or "the Group"), in which the parent company has more than one-half of the voting power of an enterprise or where the parent company controls the composition of the board of directors. In accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures", issued under Companies (Accounting Standards) Rules, 2006, the Company has accounted for its proportionate share of interest in joint venture by the proportionate consolidation method. The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the Company. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

- The proportionate share of Company's interest in Joint Ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the Company.
- The excess / deficit of cost to the parent company of its investment in the subsidiaries, joint ventures and associates over its portion of equity at the respective dates on which investment in such entities were made is recognised in the financial statements as goodwill / capital reserve.
- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

e) Tangible fixed assets and depreciation

Tangible fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of tangible fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets.

Subsequent expenditure related to an item of tangible fixed asset is capitalised only if it increases the future benefits from the existing assets beyond its previously assessed standards of performance.

Advances paid towards acquisition of tangible fixed assets outstanding at each balance sheet date are shown under long-term loans and advances. Cost of assets not ready for intended use, as on the balance sheet date, is shown as capital work-in-progress.

Depreciation on tangible fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful life of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than ₹ 5,000/- are depreciated in full in the year of acquisition. Assets acquired on finance leases are depreciated over the period of the lease agreement or the useful life whichever is shorter. Leasehold improvements are depreciated over their estimated useful life, or the remaining period of lease, whichever is shorter.

Land is not depreciated.

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
Factory and administrative buildings	20 to 50
Ancillary structures	3 to 15
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment	3 to10
Vehicles	4 to 5

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Gains or losses from disposal of tangible fixed assets are recognised in the statement of profit and loss.

f) Borrowing costs

General and specific borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. Borrowing costs are interest and other costs incurred by the Company in connection with the borrowing of funds. All other borrowing costs are recognised in the statement of profit and loss in the period in which they are incurred.

g) Intangible assets and amortization

Intangible assets are recorded at the consideration paid for acquisition including any import duties and other taxes (other than those subsequently recoverable by the enterprise from the taxing authorities), and any directly attributable expenditure on making the asset ready for its intended use.

Intangible assets are amortised on a systematic basis over the best estimate of their useful lives, commencing from the date the asset is available to the Company for its use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's management estimates the useful lives for various categories of intangible assets as follows:

	Years
Goodwill	5 to 20
Customer related intangibles	2 to 11
Patents, trademarks, etc. (including marketing/ distribution rights)	3 to 16
Technology related intangibles	3 to 13
Product related intangibles	5 to 15

The amortisation period and the amortisation method for intangible assets are reviewed at each financial year-end.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use and disposal. Gains or losses arising from the disposal of intangible asset are recognised in the statement of profit and loss.

h) Investments

Investments that are readily realisable and are intended to be held for not more than one year from the date on which such investments are made are classified as current investments. All other investments are classified as non-current investments.

Non-current investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment. The reduction in the carrying amount is reversed when there is a rise in the value of the investment or if the reasons for the reduction no longer exist. Any reduction in the carrying amount and any reversal in such reductions are charged or credited to the statement of profit and loss.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

i) Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value (NRV) is the estimated selling price in the ordinary course of the business, less the estimated costs of completion and the estimated costs necessary to make the sale. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The cost of all categories of inventory is determined using weighted average cost method.

j) Research and development

Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding is recognized in the statement of profit and loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if the enterprise can demonstrate all of the following:

a. the product or the process is technically and commercially feasible;

b. future economic benefits are probable and ascertainable;

c. the Company intends to and has sufficient resources to complete development of the product and has the ability to use or sell the asset; and

d. development costs can be measured reliably.

k) Employee benefits

Defined benefit plans

The liability in respect of defined benefit plans and other post-employment benefits is calculated using the projected unit credit method and spread over the period during which the benefit is expected to be derived from employees' services, consistent with the advice of qualified actuaries. The long term obligations are measured at present value of estimated future cash flows discounted at rates reflecting the yields on risk free government bonds that have maturity dates approximating the terms of the Company's obligations. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

All actuarial gains and losses arising during the year are recognized in the statement of profit and loss.

Defined contribution plan

The Company's contributions to defined contribution plans are charged to statement of profit and loss as and when the services are received from the employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The measurement of such obligation is based on actuarial valuation as at the balance sheet date carried out by a qualified actuary.

Employee stock option schemes

In accordance with the SEBI guidelines, the cost is calculated based on intrinsic value method i.e. the excess of the market price of shares, at the date prior to the day of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

l) Foreign currency transactions, balances and translation of financial statements of foreign operations

Foreign currency transactions

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the statement of profit and loss.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date are reported using the foreign exchange rates as at the balance sheet date. The resultant exchange differences are recognised in the statement of profit and loss. Non-monetary assets and liabilities are carried at the rates prevailing on the date of transaction.

Exchange differences arising on a monetary item that, in substance, forms part of Company's net investment in a non-integral foreign operation are accumulated in a foreign currency translation reserve in the Company's financial statements. Such exchange differences are recognized in the statement of profit and loss in the event of disposal of the net investment.

Foreign operations

The financial statements of the foreign integral subsidiaries, representative offices and branches collectively referred to as the 'foreign integral operations' are translated into Indian rupees as follows:

- Items of income and expenditure are translated at the respective monthly average rates;
- Monetary items are translated using the closing rate;
- Non-monetary items are translated using the monthly average rate which is expected to approximate the actual rate on the date of transaction; and
- The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised as foreign exchange gain/ loss.

The financial statements of non-integral foreign operations are translated into Indian rupees as follows:

- All assets and liabilities, both monetary and non-monetary, are translated using the closing rate;
- Items of income and expenditure are translated at the respective monthly average rates; and
- The resulting net exchange difference is credited or debited to a foreign currency translation reserve.

m) Derivative instruments and hedge accounting

The Company uses forward contracts, option contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates and interest rates. The Company does not use derivatives for trading or speculative purposes.

The premium or discount on foreign exchange forward contracts is amortized as income or expense over the life of the contract. The exchange difference is calculated and recorded in accordance with AS-11 (revised) in the statement of profit and loss. The changes in the fair value of foreign currency option contracts and swap contracts are recognised in the statement of profit and loss as they arise. Fair value of such option contracts and swap contracts is determined based on the appropriate valuation techniques considering the terms of the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pursuant to the ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard-30 "Financial Instruments: Recognition and Measurement", the Company has adopted the Standard, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, the Companies Act, 1956 and other regulatory requirements.

Cash flow hedges

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified into the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/ loss on such non-derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

If the hedging instrument no longer meets the criteria for hedge accounting, gets expired or is sold, terminated or exercised before the occurrence of the forecasted transaction, the hedge accounting on such transaction is discontinued prospectively. The cumulative gain or loss previously recognized in hedging reserve continues to remain there until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the balance in hedging reserve is recognized immediately in the statement of profit and loss.

n) Revenue recognition

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is reasonably certain, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Revenue from the sale of goods includes excise duty and is net of returns, sales tax and applicable trade discounts and allowances.

Revenue includes shipping and handling costs billed to the customer.

Provision for chargeback, rebates and discounts

Accrual for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Accrual for such chargeback is made considering the factors such as historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers / other customers and estimated inventory holding by the wholesaler.

Sales returns

The Company accounts for sales returns by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on the Company's estimate of expected sales returns. The estimate of sales returns is determined primarily by the Company's historical experience in the markets in which the Company operates.

Profit share revenues

From time to time the Company enters into various marketing arrangements with its business partners for the sale of its products. Under such arrangements, the Company sells its products to the business partners at a price agreed upon in the arrangement and is also entitled to a profit share which is over and above the agreed price. Revenue in an amount equal to the agreed price is recognized on these transactions upon delivery of products to the business partners. The additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales made by business partners only when the collectability of the profit share becomes probable and a reliable measure of the profit share is available.

Service Income

Revenue from services rendered, which primarily relate to contract research, is recognized in the statement of profit and loss as the underlying services are performed. Upfront non-refundable payments received under these arrangements are deferred and recognised as revenue over the expected period over which the related services are expected to be performed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

License fee

The Company enters into certain dossier sales, licensing and supply arrangements with various parties. Income from licensing arrangements is generally recognised over the term of the contract. Some of these arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

Dividend and interest income

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on a time proportion basis.

Export incentives

Export incentives are recognised as reduction from cost of material consumed when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

o) Income tax expense

Income tax expense comprises current tax and deferred tax charge or credit. Total tax expense is the aggregate of the amounts of tax expense appearing in the separate financial statements of the parent company and its subsidiaries. Accordingly, tax expense is not adjusted for consolidation adjustments such as elimination of unrealized intra-group profits.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets.

Deferred tax assets are reviewed at each balance sheet date and are written-down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised.

Offsetting

Current tax assets and current tax liabilities are offset when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle the asset and the liability on a net basis. Deferred tax assets and liabilities are offset where the Company has a legally enforceable right to set-off assets against liabilities representing current tax, and where such deferred tax assets and liabilities relate to taxes on income levied by the same governing taxation laws.

p) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

q) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets (Cash Generating Unit or CGU) that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

The recoverable amount of an asset or CGU is the greater of its value in use and its net selling price. Value in use is the present value of the estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 1: **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of amortised historical cost.

r) Provisions, contingent liabilities and contingent assets

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

Onerous contracts

A contract is considered as onerous when the expected economic benefits to be derived by the Company from the contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision for an onerous contract is measured at the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognises any impairment loss on the assets associated with that contract.

Contingent liabilities and contingent assets

A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are not recognised in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognised in the period in which the change occurs.

s) Government grants

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants received in relation to assets are presented as a reduction from the carrying amount of the related asset. Revenue Grants are deducted in reporting the related expense.

t) Leases

The lease arrangement is classified as either a finance lease or an operating lease, at the inception of the lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company's balance sheet. Payments made under operating leases are recognized in the statement of profit and loss on a straight-line basis over the term of the lease.

u) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For this purpose, "short-term" means investments having maturity of three months or less from the date of investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1: SHARE CAPITAL

PARTICULARS		AS AT 31 MARCH 2014		AS AT 31 MARCH 2013
Authorised				
240,000,000 (previous year: 240,000,000) equity shares of ₹ 5/- each		1,200		1,200
Issued				
170,109,068 (previous year: 169,836,675) equity shares of ₹ 5/- each fully paid-up		851		849
Subscribed and fully paid-up				
170,108,868 (previous year: 169,836,475) equity shares of ₹ 5/- each fully paid-up	851		849	
Add: Forfeited share capital (e)	-	851	-	849
		851		849

(a) Reconciliation of the equity shares outstanding is set out below:

PARTICULARS	AS AT 31 MARCH 2014		AS AT 31 MARCH 2013	
	NO. OF EQUITY SHARES	AMOUNT	NO. OF EQUITY SHARES	AMOUNT
Number of shares outstanding at the beginning of the year	169,836,475	849	169,560,346	848
Add: Equity shares issued pursuant to employee stock option plan	272,393	2	276,129	1
Number of shares outstanding at the end of the year	170,108,868	851	169,836,475	849

(b) Terms / rights attached to the equity shares

The Company has only one class of equity shares having a par value of ₹ 5 per share. Each holder of equity shares is entitled to one vote per share. The Company declares and pays dividends in Indian rupees. During the year ended 31 March 2014, the amount of per share dividend recognized as distributions to equity shareholders is ₹ 18 (previous year: ₹ 15). The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

(c) Details of shareholders holding more than 5% shares in the Company

PARTICULARS	AS AT 31 MARCH 2014		AS AT 31 MARCH 2013	
	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD	NO. OF EQUITY SHARES HELD	% OF EQUITY SHARES HELD
Dr. Reddy's Holdings Limited	39,729,284	23.35	39,729,284	23.39
First State Investments Management (UK) Limited, First State Investments International Limited and their associates	14,056,799	8.26	9,667,791	5.69

(d) 651,674 (previous year: 695,259) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Plan, 2002" and 97,463 (previous year: 98,608) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Plan 2007". (Refer note 2.32)

(e) Represents 200 (previous year: 200) equity shares of ₹ 5/- each, amount paid-up ₹ 500/- (rounded off in millions in the note above) forfeited due to non-payment of allotment money.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.2: RESERVES AND SURPLUS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Capital reserve		
Balance at the beginning of the year	267	274
Movement during the year	-	(7)
	267	**267**
Capital Redemption reserve		
Balance at the beginning of the year	-	-
Movement during the year (a)	148	-
	148	**-**
Securities premium account		
Balance at the beginning of the year	18,815	18,532
Add: Additions during the year on exercise of employee stock options	342	283
	19,157	**18,815**
*Employee stock options outstanding**		
Balance at the beginning of the year	689	551
Add: Amortization during the year, net of forfeiture	468	421
Less: Options exercised during the year	(342)	(283)
	815	**689**
* Net of deferred employee stock compensation of ₹ 482 (previous year: ₹ 446)		
General reserve		
Balance at the beginning of the year	11,189	9,924
Add: Transferred from surplus	1,933	1,265
Add: Transferred from debenture redemption reserve	2,539	-
	15,661	**11,189**
Foreign currency translation reserve		
Balance at the beginning of the year	3,810	3,673
Movement during the year	(37)	137
	3,773	**3,810**
Hedging reserve		
Balance at the beginning of the year	(391)	(1,356)
Movement during the year	(1,519)	965
	(1,910)	**(391)**
Debenture redemption reserve		
Balance at the beginning of the year	1,712	867
Add: Transferred from surplus	827	845
Less: Transferred to general reserve	(2,539)	-
	-	**1,712**
Surplus		
Balance at the beginning of the year	26,751	16,577
Add: Current year profit	19,632	15,268
Amount available for appropriations	**46,383**	**31,845**
Less: Appropriations:		
Proposed dividend on equity shares	3,062	2,548
Tax on proposed dividend	520	433
Dividend of previous years	3	3
Transferred to debenture redemption reserve	827	845
Capital redemption reserve	148	-
Transferred to general reserve	1,933	1,265
Balance carried forward	**39,890**	**26,751**
	77,801	**62,842**

(a) Capital redemption reserve represents reserve created during the year on account of redemption of preference shares in Aurigene Discovery Technologies Limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.3: BORROWINGS

	PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
A)	Long term borrowings		
	Secured		
	Long term maturities of finance lease obligations (a)	947	802
	Unsecured		
	Sales tax deferment loan from the Government of Andhra Pradesh (interest free) (b)	15	28
	Long term loans from banks (c)	19,793	11,829
		20,755	**12,659**
B)	Short term borrowings		
	Unsecured		
	Packing credit loans (d)	17,630	15,786
	Other short term loans (e)	2,977	3,118
	Bank overdraft	-	82
		20,607	**18,986**

(a) Finance lease obligations represent lease rentals payable for buildings, plant and machinery and vehicles leased by the Company.

(b) Sales tax deferment loan is repayable in 8 instalments, with the last instalment due in March 2019.

(c) The balance of long term loans comprises of:

(i) External Commercial Borrowings of USD 150 million carrying interest rate of LIBOR plus 179 bps and is repayable in five equal quarterly instalments ending in February 2019;

(ii) Term loan of USD 220 million carrying interest rate of LIBOR plus 100 bps and is repayable in eight equal quarterly instalments ending in September 2016. The figure reflected in above table is excluding the current portion of USD 55 million which is classified under "other current liabilities"; and

(iii) Term loan of GBP 10 million carrying interest rate of LIBOR plus 130 bps and is repayable in September 2016.

As part of the aforesaid loan arrangements, the Company is required to comply with certain financial covenants and the Company was in compliance with such covenants as of 31 March 2014 and 31 March 2013.

(d) Packing credit loans for the current year comprised of USD and EUR denominated loans carrying interest rates of LIBOR plus 20 - 85 bps, RUB denominated loans carrying interest rate of Moscow Prime Offered Rate plus 60 bps and fixed interest rate of 7.20% - 7.75% per annum and INR denominated loans carrying fixed interest rate of 9.50% - 10%, and are repayable within 1 to 6 months from the date of drawdown. Packing Credit loans for the previous year comprised of USD and EUR denominated loans carrying interest rates of LIBOR plus 50 - 125 bps and RUB denominated loans carrying fixed interest rate of 7.25% - 8.00% per annum and are repayable within 1 to 6 months from the date of drawdown.

(e) Other short term loans for the current year comprises of loan of EUR 36 million carrying interest rate of LIBOR plus 90 bps. Previous year other short term loans included borrowings of EUR 45 million carrying interest rate of LIBOR plus 110 bps, which has been repaid during the current financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.4: OTHER LIABILITIES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
A) Other long term liabilities		
Deferred revenue	959	217
Others	222	133
	1,181	**350**
B) Other current liabilities		
Current maturities of long term borrowings		
Long term loans from banks (a)	3,295	-
Finance lease obligations	100	80
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	13	19
9.25% Redeemable Non-convertible Debentures of ₹ 5/- each (b)	-	5,078
Due to capital creditors	1,844	1,394
Interest accrued but not due on loans	45	23
Unclaimed dividends and debenture interest (c)	83	38
Accrued expenses	9,286	9,869
Salary and bonus payable	1,835	1,641
Derivative financial instrument liability	339	114
Due to statutory authorities	487	233
Trade and security deposits received	296	206
Others	2,585	2,509
	20,208	**21,204**

(a) Comprises of USD 55 million, representing current portion of term loan of USD 220 million carrying interest rate of LIBOR plus 100 bps. The amount is payable in two equal instalments of USD 27.5 million each in December 2014 and in March 2015.

(b) During the year ended 31 March 2014, the Company redeemed 9.25% unsecured, non-convertible, redeemable debentures at par value of ₹ 5,078.

(c) Unclaimed amounts are transferred to Investor Protection and Education Fund after seven years from the due date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.5: PROVISIONS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
A) **Long term provisions**		
Provision for employee benefits		
Long service award benefit plan	79	89
Pension, seniority and severence indemnity plans	167	204
Compensated absences	282	221
Others	35	-
	563	**514**
B) **Short term provisions**		
Provision for employee benefits		
Gratuity	133	169
Long service award benefit plan	12	13
Pension, seniority and severence indemnity plans	7	7
Compensated absences	181	123
Other provisions		
Taxation, net of advance taxes	1,421	1,155
Allowance for sales returns (a)	2,504	1,906
Proposed dividend	3,062	2,548
Tax on proposed dividend	518	433
Others	319	387
	8,157	**6,741**
(a) Details of changes in allowance for sales returns during the year is as follows:		
Balance at the beginning of the year	1,906	1,341
Provision made during the year	2,451	2,068
Provision utilised during the year	(1,853)	(1,503)
Balance at the end of the year	**2,504**	**1,906**

2.6: TRADE PAYABLES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Trade payables		
Due to micro, small and medium enterprises	97	236
Others	8,835	9,421
	8,932	**9,657**

(a) The principal amount remaining unpaid as at 31 March 2014 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) is ₹ 97 (previous year: ₹ 236). The interest amount computed based on the provisions under Section 16 of the MSMDA of ₹ 0.03 (previous year: ₹ 0.02) is remaining unpaid as of 31 March 2014. The interest amount of ₹ 0.02 that remained unpaid as at 31 March 2013 was paid fully during the current year.

(b) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under this Act is ₹ Nil (previous year: ₹ Nil).

(c) The list of undertakings covered under MSMDA was determined by the Company on the basis of information available with the Company and has been relied upon by the auditors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

2.7: FIXED ASSETS

DESCRIPTION	GROSS BLOCK					DEPRECIATION / AMORTIZATION / IMPAIRMENT						NET BLOCK	
	AS AT 1 APRIL 2013	ADDITIONS	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS (a)	AS AT 31 MARCH 2014	AS AT 1 APRIL 2013	DEPRECIATION / AMORTIZATION FOR THE YEAR	IMPAIRMENT (b)	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS (a)	AS AT 31 MARCH 2014	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Tangible assets													
Land	3,652	94	4	57	3,799	-	-	-	-	-	-	3,799	3,652
Buildings													
Owned	11,404	2,466	39	211	14,042	2,167	486	-	25	59	2,687	11,355	9,237
Assets taken on finance lease	886	-	-	79	965	88	80	-	-	1	169	796	798
Leasehold improvements	-	439	-	-	439	-	31	-	-	-	31	408	-
Plant and machinery													
Owned	25,393	4,983	166	424	30,634	12,339	2,674	-	139	153	15,027	15,607	13,054
Assets taken on finance lease	104	-	94	3	13	3	18	-	16	-	5	8	101
Electrical equipment	2,825	523	10	7	3,345	1,301	354	-	8	2	1,649	1,696	1,524
Laboratory equipment													
Owned	4,447	1,002	94	33	5,388	2,556	518	-	83	10	3,001	2,387	1,891
Assets taken on finance lease	56	-	51	-	5	-	5	-	-	-	5	-	56
Furniture, fixtures and office equipment													
Owned	3,111	681	59	66	3,799	2,209	435	-	56	46	2,634	1,165	902
Assets taken on finance lease	1	-	-	-	1	-	1	-	-	-	1	-	1
Vehicles													
Owned	485	28	252	2	263	354	76	-	230	1	201	62	131
Assets taken on finance lease	110	365	221	-	254	41	46	-	46	-	41	213	69
Total tangible assets (A)	**52,474**	**10,581**	**990**	**882**	**62,947**	**21,058**	**4,724**	**-**	**603**	**272**	**25,451**	**37,496**	**31,416**
Intangible assets													
Goodwill	32,511	24	-	5,148	37,683	26,319	1,074	-	-	4,342	31,735	5,948	6,192
Customer contracts	701	-	-	45	746	677	13	-	-	40	730	16	24
Copyrights and patents (including marketing / distribution rights)	13,793	-	4	2,330	16,119	11,514	529	-	3	2,085	14,125	1,994	2,279
Technical know how	673	-	-	-	673	592	25	-	-	-	617	56	81
Product related intangible	514	547	87	8	982	-	110	-	-	-	110	872	514
No-competition arrangements	228	-	228	-	-	228	-	-	228	-	-	-	-
Other intangibles	-	26	-	-	26	-	-	-	-	-	-	26	-
Total intangible assets (B)	**48,420**	**597**	**319**	**7,531**	**56,229**	**39,330**	**1,751**	**-**	**231**	**6,467**	**47,317**	**8,912**	**9,090**
Total (A+B)	**100,894**	**11,178**	**1,309**	**8,413**	**119,176**	**60,388**	**6,475**	**-**	**834**	**6,739**	**72,768**	**46,408**	**40,506**
Previous year	88,423	12,054	985	1,402	100,894	54,306	5,502	542	898	936	60,388	40,506	

(a) Foreign exchange adjustments represents exchange differences resulting from translation of fixed assets relating to non-integral foreign operations.

(b) The details of impairment losses have been set out in the Note 2.36.

(c) The Company has capitalised borrowing cost of ₹ 77 during the year ended 31 March 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.8: NON CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Non current investments at cost		
I. QUOTED INVESTMENTS		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of ₹ 10/- each in State Bank of India (a)	3	3
TOTAL QUOTED LONG TERM INVESTMENTS (I)	3	3
II. UNQUOTED INVESTMENTS		
Trade		
In other companies		
Ordinary shares of Roubles 1,000 each in Biomed Russia Limited, Russia (b)	66	66
200,000 (previous year: 200,000) ordinary shares of ₹ 10/- each in Altek Engineering Limited, India	2	2
8,859 (previous year: 8,859) equity shares of ₹ 100/- each in Jeedimetla Effluent Treatment Limited, India	1	1
24,000 (previous year: 24,000) equity shares of ₹ 100/- each in Progressive Effluent Treatment Limited, India	2	2
20,250 (previous year: 20,250) equity shares of ₹ 10/- each in Shivalik Solid Waste Management Limited, India (c)	-	-
	71	**71**
Less: Provision for decline, other than temporary, in the value of long term investments	(70)	(70)
TOTAL UNQUOTED LONG TERM INVESTMENTS (II), NET	1	1
TOTAL NON CURRENT INVESTMENTS, NET (I + II)	4	4
Aggregate amount of quoted investments	3	3
Aggregate amount of unquoted investments	71	71
Market value of quoted investments	23	25

(a) In respect of shares in State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.

(b) Shares held in Biomed Russia Limited, Russia are not denominated in number of shares as per the laws of the country.

(c) Rounded off in millions in the note above.

2.9: LONG TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
(Unsecured)		
Considered good		
Advance income tax, net of provision	1,603	643
Capital advances for purchase of fixed assets	279	406
Security deposits	440	442
Considered doubtful		
Others	-	8
	2,322	**1,499**
Less: Provision for doubtful loans and advances	-	(8)
	2,322	**1,491**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.10: CURRENT INVESTMENTS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Current investments at cost or fair value whichever is lower		
Quoted investments		
In Mutual Funds		
63,475,942.62 (previous year: Nil) units of IDFC Money Manager Fund Investment Plan	1,250	-
45,050,321.21 (previous year: Nil) units of HDFC Floating Rate Income Fund Long Term Plan Direct Plan	1,000	-
42,988,185.11 (previous year: Nil) units of IDFC Money Manager Fund Treasury Plan Direct Plan G	868	-
68,985,181.98 (previous year: Nil) units of IDFC Banking Debt Fund-Direct Plan-Growth	750	-
18,519,257.18 (previous year: 10,061,940.12) units of Kotak Scheme Plan A-Growth	638	340
50,000,000 (previous year: Nil) units of DSP Black Rock FMP Series 151-12M	500	-
10,000,000 (previous year: Nil) units of DSP Black Rock FMP Series 153-12M	100	-
24,988,298.82 (previous year: Nil) units of Sundaram Flexible Fund STP Direct Plan	503	-
35,464,262.66 (previous year: Nil) units of DWS Treasury Fund - Investment Direct Plan Growth	500	-
36,328,760.75 (previous year: Nil) units of HDFC Short Term Opportunities Fund Direct Plan	500	-
24,958,817.95 (previous year: Nil) units of Reliance FRF - ST - Direct Plan	500	-
390,092.53 (previous year: Nil) units of Axis Banking Debt Fund - Direct Plan - Growth	452	-
30,384,875.08 (previous year: Nil) units of SBI Dynamic Bond Fund Direct Plan Growth	450	-
14,169,825.36 (previous year: Nil) units of Kotak Banking & PSU Debt Fund Direct Growth	400	-
40,000,000 (previous year: Nil) units of Reliance Fixed Horizon Fund XXV Series 32 - Direct Plan	400	-
224,838.91 (previous year: 137,543.89) units of IDFC Cash Fund Growth Regular Plan	350	195
1,704,068.54 (previous year: Nil) units of Birla SL Cash Plus	350	-
30,000,000 (previous year: Nil) units of SDFS A – 12 - Direct Plan	300	-
12,547,051.44 (previous year: 21,802,761.32) units of Birla Sun Life Dynamic Bond Fund Retail Growth Direct Plan	250	400
25,000,000 (previous year: Nil) units of IDFC Fixed Term Plan Series – 85 - Direct Plan	250	-
15,000,000 (previous year: Nil) units of JP Morgan India Fixed Maturity Plan	150	-
15,000,000 (previous year: Nil) units of HDFC FMP 366D March 2014 (1) - Direct Plan	150	-
25,070.76 (previous year: Nil) units of Reliance Liquid Fund -Cash Plan-Direct Plan-Growth	51	-
68,941.48 (previous year: Nil) units of HDFC FRIF-STF-Direct Plan-Growth	2	-
Nil (previous year: 25,173,517.46) units of IDFC Dynamic Bond Plan	-	350
Nil (previous year: 15,060,265.96) units of UTI	-	191
Nil (previous year: 19,176,190.84) units of Reliance Dynamic Bond Fund	-	300
Nil (previous year: 94,755.81) units of SBI Magnum Insta Cash Fund Liquid Floater Growth	-	190
Total quoted current investments	**10,664**	**1,966**
Market value of quoted investments	10,762	2,010

2.11: INVENTORIES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
(Valued on weighted average basis)		
Raw materials (Includes in transit ₹ 57; previous year: ₹ 38)	6,151	7,086
Work-in-progress	6,690	5,638
Finished goods	8,054	6,108
Stock-in-trade (goods acquired for trading)	1,663	1,465
Stores and spares	693	568
Packing materials	937	842
	24,188	**21,707**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.12: TRADE RECEIVABLES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
(Unsecured)		
Outstanding for a period exceeding six months		
Considered good	239	586
Considered doubtful	690	582
	929	1,168
Less: Provision for doubtful debts	(690)	(582)
	239	586
Others		
Considered good	33,014	31,218
	33,253	31,804

2.13: CASH AND BANK BALANCES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Cash on hand	3	5
Bank balances		
In current accounts	4,731	4,479
In EEFC accounts	26	-
In term deposit accounts (original maturity less than 3 months)	3,864	720
Cash and cash equivalents (A)	8,624	5,204
In unclaimed dividend accounts	33	28
In unclaimed fractional share pay order accounts	1	1
In unclaimed debenture interest account	50	10
In term deposit accounts (original maturity more than 3 months)	14,298	14,928
Other bank balances (B)	14,382	14,967
Total cash and bank balances (A+B)	23,006	20,171

2.14: SHORT TERM LOANS AND ADVANCES

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
(Unsecured)		
Considered good		
Balances with statutory / government authorities	7,985	6,423
Prepaid expenses	547	644
Others	2,457	1,546
Considered doubtful		
Other advances recoverable in cash or in kind or for value to be received	46	173
	11,035	8,786
Less: Provision for doubtful loans and advances	(46)	(173)
	10,989	8,613

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.15: OTHER ASSETS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
A) Non current assets		
In term deposit accounts (maturity more than 12 months)	-	209
	-	**209**
B) Current assets		
Considered good		
Claims receivable	204	95
Interest accrued but not due on term deposits	208	99
Derivative financial asset	580	562
Others	165	250
	1,157	**1,006**

2.16: OTHER OPERATING REVENUE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Sale of spent chemicals	481	588
Scrap sales	152	140
Royalty income	4	54
Income from settlement of litigation (a)	577	1,112
Miscellaneous income	132	244
	1,346	**2,138**

(a) Income from settlement of litigation includes:

(i) ₹ 415 (CAD 6.75 million) for the year ended 31 March 2014 towards resolution of erstwhile litigation associated with Company's sales of Olanazapine in North America and

(ii) ₹ 1,112 (USD 20.5 million) for the year ended 31 March 2013 on settlement of ongoing litigation for breach of service obligations by Nordion Inc. (Refer note 2.42)

2.17: OTHER INCOME

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Interest income		
On fixed deposits	1,054	877
Others	31	23
Profit on sale of fixed assets, net	24	-
Profit on sale of current investments, net	213	212
Foreign exchange gain, net	354	334
Miscellaneous income	21	53
	1,697	**1,499**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.18: CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014		FOR THE YEAR ENDED 31 MARCH 2013	
Opening				
Work-in-progress	5,638		4,986	
Finished goods	5,992		2,196	
Stock-in-trade	1,581	13,211	4,344	11,526
Closing				
Work-in-progress	6,690		5,638	
Finished goods	8,054		5,992	
Stock-in-trade	1,663	16,407	1,581	13,211
		(3,196)		(1,685)

2.19: EMPLOYEE BENEFITS EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Salaries, wages and bonus	18,742	16,544
Contribution to provident and other funds	1,229	955
Staff welfare expenses	1,794	1,367
Stock compensation expense, net	365	421
	22,130	19,287

2.20: FINANCE COSTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Interest on long term borrowings	410	272
Interest on other borrowings	1,104	772
Gain on interest rate swaps, net	(259)	(41)
Loss on fair valuation of current investments	12	-
	1,267	1,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.21: OTHER EXPENSES

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Consumption of stores and spare parts	1,728	1,648
Advertisements	1,598	1,406
Commission on sales	177	290
Carriage outward	3,047	3,630
Other selling expenses	7,826	5,865
Legal and professional	3,717	3,005
Power and fuel	3,199	3,354
Repairs and maintenance		
Buildings	203	227
Plant and machinery	1,987	1,897
Others	1,345	846
Insurance	499	450
Travel and conveyance	1,878	1,687
Rent	749	535
Rates and taxes	671	459
Donations	188	176
Provision for doubtful debts, net	168	108
Provision for doubtful advances, net	(2)	67
Non Executive Directors' remuneration	80	60
Auditors' remuneration (Refer note 2.27)	14	15
Loss on sale of fixed assets, net	-	34
Other general expenses	2,433	1,752
	31,505	27,511

2.22: TAX EXPENSE

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Current tax expense		
Domestic taxes	5,090	4,434
Foreign taxes	1,478	2,136
	6,568	6,570
Deferred tax expense/ (benefit)		
Domestic taxes	295	173
Foreign taxes	(32)	(364)
	263	(191)

(a) Pursuant to a favourable order from Income Tax Appellate Tribunal, Hyderabad over a previously litigated matter, the company has reversed a tax provision of ₹ 684 during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.23: DESCRIPTION OF THE GROUP

Dr. Reddy's Laboratories Limited ("DRL" or the "parent company") together with its subsidiaries (collectively, "the Company" or "the Group") is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Andhra Pradesh, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients ("APIs"), Custom Pharmaceutical Services ("CPS"), generics, biosimilars, differentiated formulations and New Chemical Entities ("NCEs"). The Company's principal research and development facilities are located in Andhra Pradesh, India; Cambridge, United Kingdom; and Leiden, the Netherlands; its principal manufacturing facilities are located in Andhra Pradesh, India; Himachal Pradesh, India; Cuernavaca-Cuautla, Mexico; Mirfield, United Kingdom; Louisiana, United States and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom and Germany. The Company's shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since 11 April 2001, also on the New York Stock Exchange in the United States.

Subsidiaries, step-down subsidiaries and joint venture of the parent company are listed below:

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE OF HOLDING (%)
Subsidiaries		
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Cheminor Investments Limited	A Company organised under the laws of India	100
Dr. Reddy's Bio-sciences Limited	A Company organised under the laws of India	100
Dr. Reddy's Farmaceutica Do Brasil Ltda.	A Company organised under the laws of Brazil	100
Dr. Reddy's Pharma SEZ Limited	A Company organised under the laws of India	100
Dr. Reddy's Laboratories SA	A Company organised under the laws of Switzerland	100
DRL Impex Limited	A Company organised under the laws of India	100
Idea2Enterprises (India) Private Limited	A Company organised under the laws of India	100
Industrias Quimicas Falcon de Mexico S.A. de C.V	A Company organised under the laws of Mexico	100
Reddy Antilles N.V.	A Company organised under the laws of Netherlands	100
Reddy Cheminor S.A. (under liquidation)	A Company organised under the laws of France	100
Reddy Pharma Iberia SA	A Company organised under the laws of Spain	100
Dr. Reddy's Laboratories ILAC TICARET Limited SIRKETI (until 4 December 2012)	A Company organised under the laws of Turkey	100
Trigenesis Therapeutics Inc. (until 4 December 2012)	A Company organised under the laws of USA	100
Reddy Pharmaceuticals Hong Kong Limited (until 19 October 2012)	A Company organised under the laws of Hong Kong	100
OOO Alfa (until 16 July 2012)	A Company organised under the laws of Russia	100
Step-down subsidiaries		
Aurigene Discovery Technologies (Malaysia) SDN BHD	A subsidiary of Aurigene Discovery Technologies Limited organised under the laws of Malaysia	100
Aurigene Discovery Technologies Inc.	A subsidiary of Aurigene Discovery Technologies Limited organised under the laws of USA	100
beta Institut gemeinnützige GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
betapharm Arzneimittel GmbH	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
Chienna B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
Chirotech Technology Limited	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of United Kingdom	100
Dr. Reddy's Laboratories (Australia) Pty. Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Australia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of the Republic of South Africa	100
Dr. Reddy's Srl	A subsidiary of Reddy Pharma Italia S.p.A organised under the laws of Italy	100
Dr. Reddy's Laboratories (EU) Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of the United Kingdom	100
Dr. Reddy's Laboratories (UK) Limited	A subsidiary of Dr. Reddy's Laboratories (EU) Limited organised under the laws of the United Kingdom	100
Dr. Reddy's Laboratories Canada, Inc. (from 29 August 2013)	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Canada	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.23: DESCRIPTION OF THE GROUP (CONTINUED)

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE OF HOLDING (%)
Dr. Reddy's Singapore PTE Limited, Singapore (from 22 October 2013)	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Singapore	100
Dr. Reddy's Laboratories Inc.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of USA	100
Dr. Reddy's Laboratories International SA	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Switzerland	100
Dr. Reddy's Laboratories New York, Inc.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of USA	100
Dr. Reddy's Laboratories, LLC Ukraine	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Ukraine	100
Dr. Reddy's New Zealand Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of New Zealand	100
Dr. Reddy's Laboratories Louisiana LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Dr. Reddy's Laboratories Romania S.R.L.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Romania	100
Dr. Reddy's Laboratories Tennessee, LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Dr. Reddy's Venezuela, C.A.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Venezuela	100
Eurobridge Consulting B.V.	A subsidiary of Reddy Antilles N.V. organised under the laws of Netherlands	100
I-VEN Pharma Capital Limited (under liquidation)	A subsidiary of DRL Impex Limited organised under the laws of India	100
Lacock Holdings Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Cyprus	100
OOO Dr. Reddy's Laboratories Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Russia	100
OctoPlus N.V. (from 15 February 2013)	A subsidiary of Reddy Netherlands B.V. organised under the laws of Netherlands	100
OctoPlus Development B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
OctoPlus Sciences B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
OctoPlus PolyActive Sciences B.V. (from 15 February 2013)	A subsidiary of OctoPlus Sciences B.V. organised under the laws of Netherlands	100
OctoPlus Technologies B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
OctoShare B.V. (from 15 February 2013)	A subsidiary of OctoPlus N.V. organised under the laws of Netherlands	100
OOO DRS LLC	A subsidiary of Eurobridge Consulting B.V. organised under the laws of Russia	100
Promius Pharma LLC	A subsidiary of Dr. Reddy's Laboratories Inc. organised under the laws of USA	100
Reddy Specialities GmbH, (formerly Reddy beta GmbH)	A subsidiary of Reddy Holding GmbH organised under the laws of Germany	100
Reddy Holding GmbH	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Germany	100
Reddy Netherlands B.V.	A subsidiary of Dr. Reddy's Laboratories SA organised under the laws of Netherlands	100
Reddy Pharma Italia S.p.A	A subsidiary of Lacock Holdings Limited organised under the laws of Italy	100
Reddy US Therapeutics Inc. (until 3 July 2013)	A subsidiary of Reddy Antilles N.V. organised under the laws of USA	100
Joint Venture		
Kunshan Rotam Reddy Pharmaceutical Company Limited	A joint venture of Dr. Reddy's Laboratories Limited organised under the laws of China	51.33
DRANU LLC (from 9 July 2012)	A joint venture of Dr. Reddy's Laboratories Inc. organised under the laws of USA	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.24: CONTINGENT LIABILITIES AND COMMITMENTS

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Contingent liabilities:		
Claims against the Company not acknowledged as debts in respect of:		
(a) Income tax matters, under dispute	1,264	446
(b) Excise matters (including service tax), under dispute	633	301
(c) Sales tax matters, under dispute	319	379

(d) *DPCO matters*

The Company has received demands for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 for few of its products which are being contested. Based on its best estimate, the Company has made a provision for the potential liability related to the overcharged amount including the interest thereon and believes that the possibility of any liability that may arise on account of penalty on this demand is not probable. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

(e) *Olanzapine, Canada litigation*

The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly's Zyprexa® tablets) to Pharmascience, Inc. for sale in Canada. The Company's agreement with Pharmascience includes a provision pursuant to which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.

In November 2011, the Canadian Federal Court found the Eli Lilly Zyprexa patent invalid. This decision was upheld by the Canadian Federal Court of Appeal on 10 September 2012. On 8 November 2012, Eli Lilly filed an application for leave to appeal with Supreme Court of Canada. On 16 May 2013, the Supreme Court of Canada denied leave to appeal the Federal Court of Appeal decision.

(f) *Ibandronate Sodium United States litigation*

In June 2012, the Company launched its ibandronate sodium 150 mg tablet product, a generic version of Boniva® tablets, which are marketed and distributed by Genentech USA, Inc., a member of the Roche Group.

The Company is defending patent infringement actions brought by Hoffmann-La Roche Inc. and Genentech USA, Inc., (collectively, "Roche") in the United States District Court for the District of New Jersey with respect to this product. These actions were first commenced in September 2007 and over time expanded to assert infringement of four patents – one formulation patent (U.S. patent number 6,294,196) and three method of use patents (numbers 7,192,938, 7,410,957 and 7,718,634). Claims regarding U.S. patent numbers 6,294,196 and 7,192,938 were dismissed in December 2008 and April 2010, respectively.

On 7 May 2012, the Court granted the Company's motion for summary judgment that U.S. patent number 7,718,634 was invalid based on obviousness. In June 2012, the Company launched its ibandronate sodium 150 mg tablet product. On 1 October 2012, the Court granted summary judgment in the Company's favor finding U.S. patent number 7,410,957 invalid.

On 15 November 2012, the Court issued a final judgment in favor of the Company. Roche filed a motion for reconsideration on 16 November 2012 which was denied by the Court on 25 January 2013. Roche has appealed both of the Court's summary judgment decisions. Argument of the appeal was heard on 6 December 2013, and on 1 April 2014, the Court of Appeals affirmed that the U.S. patent numbers 7,718,634 and 7,410,957 are invalid as obvious. A petition for rehearing and rehearing en banc was filed by Roche on 12 May 2014.

(g) *Nexium United States litigations*

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy's Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca's branded drug, Nexium.

Plaintiffs allege that AstraZeneca's settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.24. CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

The Company believes that each of these complaints lacks merit and that the Company's conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. The defendants also filed motions for summary judgment. Arguments regarding these motions were heard on 21 January 2014.

On 12 February 2014, the Court issued an order granting the Company's motion in part, finding that the plaintiffs have failed to demonstrate that the Company's settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. The Court refused, however, to grant the portion of the Company's motion related to the plaintiffs' conspiracy theory. A trial is likely to be conducted in late 2014.

(h) *Reclast and Zometa United States litigation*

In January 2013, Novartis AG ("Novartis") brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company's ANDA for Reclast® would infringe Novartis' U.S. Patent No. 8,052,987 and that the Company's ANDA for Zometa® would infringe Novartis' U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On 1 March 2013, the Court denied Novartis' motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis' Zometa® Injection (zoledronic acid, 4 mg/5ml product) and in April 2013, the Company launched its generic version of Novartis' Reclast® Injection (zoledronic acid, 5 mg/100ml product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company's products. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

i) *Child resistant packaging matter*

In May 2012, the Consumer Product Safety Commission ("CPSC") requested that Dr. Reddy's Laboratories Inc., a wholly owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged, in a letter dated 30 April 2014, that the Company has violated the Consumer Product Safety Act and the Poison Prevention Packaging Act and intends to seek civil penalties. Simultaneously, the Department of Justice is also currently investigating a complaint related to these issues under the Federal False Claims Act. At this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavourable outcome is either probable or remote in connection with this matter. Accordingly, no provision is made in the financial statements as of 31 March 2014. An unfavourable outcome in this matter that requires any significant payment by the Company could have a material adverse effect on its financial statements.

(j) *Land pollution, India*

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at ₹ 0.0013 per acre for dry land and ₹ 0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of ₹ 3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on 12 February 2013 and transferred the case to the National Green Tribunal ("NGT"), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

(k) *Water pollution and air pollution, India*

During the three months ended 31 December 2011, the Company, alongwith 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board ("APP Control Board") to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company's manufacturing facilities in Hyderabad, India without obtaining a "Consent for Establishment", (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) to assure compliance with the APP Control Board's orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the "APP Appellate Board"). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge ("ZLD") facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board's decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.24: CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company's manufacturing facilities are located. This notification overrides the Andhra Pradesh Government notification that conditionally permitted expansion.

(l) *Fuel surcharge adjustment*

The Andhra Pradesh Electricity Regulatory Commission (the "APERC") has passed various orders approving the levy of Fuel Surcharge Adjustment ("FSA") charges for the period from 1 April 2008 to 31 March 2013 by power distribution companies from all the consumers of electricity in the state of Andhra Pradesh, India. The Company filed separate Writs of Mandamus before the High Court of Andhra Pradesh (the "High Court") challenging and questioning the validity and legality of this levy of FSA charges by the APERC for various periods.

The Company, after taking into account all of the available information and legal provisions, has recorded an amount of ₹ 219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from 1 April 2008 to 31 March 2013 is approximately ₹ 482. As of 31 March 2014, the Company has paid, under protest, an amount of ₹ 272 demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

(m) *Assessable value of products supplied by a vendor to the Company*

During the year ended 31 March 2003, the Central Excise Authorities of India ("the Central Excise Authorities") issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of ₹ 176 from the vendor, including penalties of ₹ 90. Through the same notice, the Central Excise Authorities issued a penalty claim of ₹ 70 against the Company. During the year ended 31 March 2005, the Central Excise Authorities issued an additional notice to this vendor demanding ₹ 226 from the vendor, including a penalty of ₹ 51. Through the same notice, the Central Excise Authorities issued a penalty claim of ₹ 7 against the Company. Furthermore, during the year ended 31 March 2006, the Central Excise Authorities issued an additional notice to this vendor demanding ₹ 34.

The Company filed appeals against these notices with Customs, Excise and Service Tax Appellate Tribunal (the "CESTAT"). In October 2006, the CESTAT passed an order in favour of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT's order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

(n) *Distribution of input service tax credits*

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company's methodology of distributing input service tax credits claimed for one of the Company's facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

PERIOD COVERED UNDER THE NOTICE	AMOUNT DEMANDED	STATUS AS ON 31 MARCH 2014
March 2008 to September 2009	₹ 102 plus 100% penalty and interest thereon	The Company filed an appeal with the CESTAT against the Central Excise Commissioner's order. In July 2013, the Company received an order from the CESTAT remanding the matter back to the Central Excise Commissioner for reconsideration of the input service tax credit eligibility. The CESTAT also ordered the Company to make an interim deposit of ₹ 50. The Company made the requisite deposit and is awaiting a hearing with the Central Excise Commissioner.
October 2009 to March 2011	₹ 125 plus penalties of ₹ 100 and interest thereon	The Company has filed an appeal with the CESTAT against the Central Excise Commissioner's order and awaits a hearing before the CESTAT.
April 2011 to March 2012	₹ 51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.
April 2012 to March 2013	₹ 54 plus interest and penalties	The Company is in the process of responding to such notice.

The Company believes that the possibility of any liability that may arise on account of the alleged inappropriate distribution of input service tax credits is not probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.24: CONTINGENT LIABILITIES AND COMMITMENTS (CONTINUED)

(o) *Direct taxes related matters*

During the year ended 31 March 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly owned subsidiaries. The associated tax impact is ₹ 658. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Tribunal, Hyderabad. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in the financial statements.

(p) Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

Commitments:		
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	2,925	2,912

2.25: ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV)

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("KRRP")

The Company has 51.33 % interest in KRRP, a joint venture (JV) in China. KRRP is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of KRRP indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the financial and operating policies of KRRP in the ordinary course of business.

The Company has, in accordance with Accounting Standard 27 "Financial Reporting of Interests in Joint Ventures" issued under the Companies (Accounting Standards) Rules 2006, accounted for its 51.33% interest in the JV by the proportionate consolidation method. Thus the Company's statement of profit and loss, balance sheet and cash flow statement incorporate the Company's share of income, expenses, assets, liabilities and cash flows of the JV on a line-by-line basis.

The aggregate amount of the assets, liabilities, income and expenses related to the Company's share in the JV included in these financial statements as of and for the year ended 31 March 2014 and 31 March 2013 are given below:

Balance Sheet (extract)

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Fixed assets, net	157	139
Deferred tax assets, net	2	7
Inventories	195	124
Trade receivables	216	160
Cash and bank balances	271	126
Short term loans and advances	223	96
Trade payables	273	133
Current liabilities	189	151
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	5	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.25: ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV) (CONTINUED)

Statement of Profit and Loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Income		
Sales	1,428	983
Other income	9	6
Expenditure		
Material costs	359	255
Employee benefits expense	312	226
Operating and other expenses	497	380
Research and development	10	8
Finance costs	-	2
Depreciation	19	9
Profit before taxation	240	109
Provision for taxation		
- Current tax expense	34	16
- Deferred tax expense / (benefit)	6	-
Profit after taxation	200	93

2.26: ACQUISITIONS

OctoPlus N.V.

On 15 February 2013, the Company, through its wholly owned subsidiary Reddy Netherlands B.V., acquired 93.1% of the outstanding equity shares of OctoPlus N.V. ('OctoPlus'). OctoPlus is a specialty pharmaceutical company founded in 1995 and is headquartered in Leiden, Netherlands. OctoPlus' provides pharmaceutical development services, controlled release drug delivery technologies and cGMP manufacturing of final products.

The aggregate purchase consideration is ₹ 1,772. The total purchase consideration has been allocated to acquired assets and liabilities at book values on the date of acquisition as follows:

PARTICULARS	*Amount in ₹ Millions*
Fixed assets net of accumulated depreciation	894
Current assets	220
Intangibles net of accumulated amortisation	86
Less: Current liabilities	(769)
Less: Non current liabilities	(510)
Net assets	**(79)**
Goodwill	1,851
Purchase consideration	**1,772**

The total amount of goodwill of ₹ 1,851 is primarily attributable to the acquired employee workforce and expected synergies.

During the period from 16 February 2013 to 31 March 2013, the Company acquired further equity shares totaling 5.8% of the total share capital of OctoPlus at a price of Euro 0.52 per share through a combination of open market purchases as well as acceptance of shares tendered during the post-acquisition offer period.

Further, during the year ended 31 March 2014, the Company acquired equity shares totaling 1.1% of the total share capital of OctoPlus at a price of Euro 0.52 per share. Consequently, OctoPlus became a wholly owned subsidiary of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.27: AUDITOR'S REMUNERATION

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
a) Audit fees	11	11
b) Other charges		
Taxation matters*	-	-
Other matters	1	1
c) Reimbursement of out of pocket expenses	2	3
	14	**15**

* represents amount of ₹ 400 thousands, rounded off in millions above.

2.28: DEFERRED TAXATION

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Deferred tax asset / (liability)		
Tax losses carried forward	281	435
Provisions	29	250
Inventories	211	207
Trade receivables	870	387
Other current assets	170	214
Current liabilities	682	594
Stock based compensation cost	(207)	(158)
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(1,360)	(1,257)
Net deferred tax asset	**676**	**672**

The net deferred tax asset of ₹ 676 (previous year: ₹ 672) has the following breakdown:

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Deferred tax asset	1,917	1,742
Deferred tax liability	(1,241)	(1,070)
Net deferred tax asset	**676**	**672**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.29: EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Earnings		
Profit for the year	**19,632**	**15,268**
Shares		
Number of shares at the beginning of the year	169,836,475	169,560,346
Add: Equity shares issued on exercise of vested stock options	272,393	276,129
Total number of equity shares outstanding at the end of the year	170,108,868	169,836,475
Weighted average number of equity shares outstanding during the year – Basic	**170,044,518**	**169,778,214**
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	813,171	839,666
Weighted average number of equity shares outstanding during the year – Diluted	**170,857,689**	**170,617,880**
Earnings per share of par value ₹ 5/- – Basic (₹)	115.45	89.93
Earnings per share of par value ₹ 5/- – Diluted (₹)	114.90	89.48

2.30: RELATED PARTY DISCLOSURES

a. **Related parties with whom transactions have taken place during the current and/or previous year:**

NAME OF THE RELATED PARTY	NATURE OF RELATIONSHIP
Dr. Reddy's Institute of Life Sciences	Enterprise over which principal shareholders have significant influence
Ecologic Chemicals Limited	Enterprise controlled by principal shareholders
Stamlo Hotels Private Limited	Enterprise controlled by principal shareholders
Green Park Hotels and Resorts Limited	Enterprise controlled by relative of a director
K Samrajyam	Mother of Vice Chairman and Managing Director
G Anuradha	Spouse of Chairman and Chief Executive Officer
Deepti Reddy	Spouse of Vice Chairman and Managing Director
G. Mallika Reddy	Daughter of Chairman and Chief Executive Officer
G V Sanjana Reddy	Daughter of Chairman and Chief Executive Officer
Dr. Reddy's Foundation	Enterprise where principal shareholders are trustees
Pudami Educational Society	Enterprise where principal shareholders are trustees
A. R. Life Sciences Private Limited *	Enterprise in which relative of a director has significant influence

* A.R. Life Sciences Private Limited ("ARLS") was a related party of the Company only for the year ended 31 March 2013. Accordingly, transactions with ARLS for the year ended 31 March 2014 are not considered for reporting in the related party transactions summary.

b. **List of Key Management Personnel of the Company**

- G V Prasad (whole-time director);
- K Satish Reddy (whole-time director);
- Abhijit Mukherjee;
- Alok Sonig;
- Dr. Amit Biswas
- Dr. R Ananthanarayanan;
- Dr. Cartikeya Reddy;
- Dr. Chandrasekhar Sripada;
- Dr. Raghav Chari;
- Dr. KVS Rama Rao;
- M V Ramana;
- Samiran Das;
- Saumen Chakraborty;
- Umang Vohra ; and
- Late Dr. K Anji Reddy (whole-time director till 15 March 2013).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.30: RELATED PARTY DISCLOSURES (CONTINUED)

c. **Particulars of related party transactions**

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
i. Sales to:		
Ecologic Chemicals Limited	49	4
A.R. Life Sciences Private Limited	-	724
Total	**49**	**728**
ii. Sale of assets to Ecologic Chemicals Limited	14	-
iii. Purchases and services from:		
Ecologic Chemicals Limited	91	47
Dr. Reddy's Institute of Life Sciences	96	66
A.R. Life Sciences Private Limited	-	1,309
Total	**187**	**1,422**
iv. Contributions for social development:		
Dr. Reddy's Foundation	143	107
Pudami Educational Society	27	24
Total	**170**	**131**
v. Purchase of assets from Ecologic Chemicals Limited (refer note 2.40)	1,264	-
vi. Hotel expenses paid / payable to:		
Green Park Hotel and Resorts Limited	20	17
Stamlo Hotels Private Limited	11	7
Total	**31**	**24**
vii. Rent paid / payable to:		
Key management personnel		
K Satish Reddy	14	14
Others		
G Anuradha	13	13
Deepti Reddy	3	3
K Samrajyam	2	1
G. Mallika Reddy	2	-
G V Sanjana Reddy	2	-
Total	**22**	**17**
viii. Trade advances given to / (settled by) Ecologic Chemicals Limited	(2)	2
ix. Remuneration to key management personnel	476	475

(Note: The above amounts do not include stock based compensation.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.30: RELATED PARTY DISCLOSURES (CONTINUED)

d. **The Company has the following dues from / to related parties:**

	PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
i.	Due from related parties:		
	Rental deposit to key management personnel and their relatives	8	5
	Others (included in trade receivables):		
	Ecologic Chemicals Limited	-	8
	A.R. Life Sciences Private Limited	-	163
	Total	**-**	**171**
ii.	Due to related parties (included in trade payables):		
	Dr. Reddy's Research Foundation	18	19
	Ecologic Chemicals Limited	-	4
	Total	**18**	**23**

2.31: SEGMENT REPORTING

The primary and secondary reportable segments are business and geographic segments, respectively.

Business segments:

The Company is organised on a worldwide basis into the following businesses which are reportable segments:

- Pharmaceutical Services and Active Ingredients ("PSAI");
- Global Generics; and
- Proprietary Products.

Pharmaceutical Services and Active Ingredients: This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Global Generics: This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company's biologics business.

Proprietary Products: This segment includes the discovery and development of new chemical entities and differentiated formulations for subsequent commercialization. The Company's differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also includes the Company's specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

Geographic segments:

The Company's business is organised into five key geographic segments viz. India, North America, Russia and other CIS countries, Europe and Others. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses: All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities: As certain assets of the Company including manufacturing facilities, development facilities, and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment.

Inter-segment transfers: Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.31: SEGMENT REPORTING (CONTINUED)

Accounting policies: The accounting policies consistently used in the preparation of the financial statements are also applied to items of revenues and expenditure in individual segments.

Un-allocable and Head office expenses: General administrative expenses, head-office expenses, and other expenses that arise at the corporate level and relate to the Company as a whole, are shown as un-allocable items.

Segment information for the year ended 31 March 2014

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UN-ALLOCABLE ITEMS	TOTAL
External sales (Gross)	23,580	106,356	1,779	-	-	-	131,715
Inter-segment sales	5,601	-	-	-	(5,601)	-	-
Less: Excise duty on sales	(271)	(549)	-	-	-	-	(820)
Segment sales	**28,910**	**105,807**	**1,779**	**-**	**(5,601)**	**-**	**130,895**
Income from services	394	-	-	1,238	-	-	1,632
License fees	-	263	-	17	-	-	280
Other operating revenues	644	673	1	28	-	-	1,346
Segment revenues	**29,948**	**106,743**	**1,780**	**1,283**	**(5,601)**	**-**	**134,153**
Interest income	-	-	-	-	-	1,085	1,085
Other un-allocable income	-	-	-	-	-	612	612
Total Revenues							**135,850**
Segment result	**2,069**	**30,813**	**(2,028)**	**973**	**-**	**-**	**31,827**
Un-allocated expense, net						(5,193)	(5,193)
Finance charges, net						(171)	(171)
Profit before taxation							**26,463**
Income tax expense						(6,831)	(6,831)
Profit for the year							**19,632**

Segment information for the year ended 31 March 2013

PARTICULARS	PSAI	GLOBAL GENERICS	PROPRIETARY PRODUCTS	OTHERS	ELIMINATIONS	UN-ALLOCABLE ITEMS	TOTAL
External sales (Gross)	30,131	83,334	1,468	-	-	-	114,933
Inter-segment sales	5,584	-	-	-	(5,584)	-	-
Less: Excise duty on sales	(309)	(409)	-	-	-	-	(718)
Segment sales	**35,406**	**82,925**	**1,468**	**-**	**(5,584)**	**-**	**114,215**
Income from services	516	-	-	1,554	-	-	2,070
License fees	55	466	-	12	-	-	533
Other operating revenues	854	1,234	12	38	-	-	2,138
Segment revenues	**36,831**	**84,625**	**1,480**	**1,604**	**(5,584)**	**-**	**118,956**
Interest income	-	-	-	-	-	900	900
Other un-allocable income	-	-	-	-	-	599	599
Total Revenues							**120,455**
Segment result	**6,841**	**19,367**	**(2,542)**	**457**	**-**	**-**	**24,123**
Un-allocated expense, net						(1,683)	(1,683)
Finance charges, net						(793)	(793)
Profit before taxation							**21,647**
Income tax expense						(6,379)	(6,379)
Profit for the year							**15,268**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.31: SEGMENT REPORTING (CONTINUED)

Analysis of depreciation and amortization by business segments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
PSAI	2,348	1,672
Global Generics	3,508	3,284
Proprietary Products	401	341
Others	113	119
Un-allocated	105	86
Total	**6,475**	**5,502**

Sales by geographic markets (Gross of excise duties)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
India	18,182	17,521
North America	61,362	45,679
Russia and other CIS countries	19,819	16,908
Europe	16,287	20,096
Others	16,065	14,729
Total	**131,715**	**114,933**

Assets by geography

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
India	90,509	74,238
North America	25,364	21,373
Russia and other CIS countries	9,055	9,079
Europe	29,364	24,907
Others	6,004	5,275
Total	**160,296**	**134,872**

Cost of tangible and intangible fixed assets (including capital work in progress) acquired by geography

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
India	9,337	6,200
North America	1,123	1,138
Russia and other CIS countries	308	21
Europe	714	3,228
Others	96	35
Total	**11,578**	**10,622**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.32: EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 ("the DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, "eligible employees"). Under the Scheme, the Nomination, Governance and Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The options issued under the DRL 2002 Plan vests in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., ₹ 5/- per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the issue of bonus shares by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS UNDER CATEGORY A	NUMBER OF OPTIONS UNDER CATEGORY B	TOTAL
Options reserved under original plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	**505,939**	**3,843,163**	**4,349,102**

In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

The term of the DRL 2002 Plan expired on 29 January 2012. Consequently, the Board of Directors of the Company, based on the recommendation of the Committee, resolved to extend the term of the DRL 2002 Plan for a period of 10 years with effect from 29 January 2012, subject to the approval of shareholders. A resolution to this effect was approved by the shareholders at the Company's Annual General Meeting held on 20 July 2012.

During the current year, the Company under the DRL 2002 Plan has issued 258,870 Catagory B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.32: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (₹)	MARKET PRICE (₹) (AS PER SEBI GUIDELINES)
13 May 2013	258,870	5.00	2,091.70

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A - FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	11,000	₹ 373.50-448.00	₹ 441.23	52
Granted during the year	-	-	-	-
Expired / forfeited during the year	(1,000)	₹ 373.50	₹ 373.50	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**10,000**	**₹ 448.00**	**₹ 448.00**	**44**
Exercisable at the end of the year	**10,000**	**₹ 448.00**	**₹ 448.00**	**44**

CATEGORY A - FAIR MARKET VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	11,000	₹ 373.50-448.00	₹ 441.23	65
Granted during the year	-	-	-	-
Expired / forfeited during the year	-	-	-	-
Exercised during the year	-	-	-	-
Outstanding at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**52**
Exercisable at the end of the year	**11,000**	**₹ 373.50-448.00**	**₹ 441.23**	**52**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	684,259	₹ 5.00	₹ 5.00	71
Granted during the year	258,870	5.00	5.00	90
Forfeited during the year	(60,315)	5.00	5.00	-
Exercised during the year	(241,140)	5.00	5.00	-
Outstanding at the end of the year	**641,674**	**₹ 5.00**	**₹ 5.00**	**78**
Exercisable at the end of the year	**50,818**	**₹ 5.00**	**₹ 5.00**	**42**

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	643,156	₹ 5.00	₹ 5.00	70
Granted during the year	335,110	5.00	5.00	90
Forfeited during the year	(65,424)	5.00	5.00	-
Exercised during the year	(228,583)	5.00	5.00	-
Outstanding at the end of the year	**684,259**	**₹ 5.00**	**₹ 5.00**	**71**
Exercisable at the end of the year	**60,296**	**₹ 5.00**	**₹ 5.00**	**38**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.32: EMPLOYEE STOCK OPTION SCHEME (CONTINUED)

Dr. Reddy's Employees ADR Stock Option Plan-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively "eligible employees"). Under the DRL 2007 Plan, Nomination, Governance and Compensation Committee of the Board ("the Committee") shall administer the DRL 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The options issued under the DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The Committee may, after obtaining the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

During the current year, the Company under the DRL 2007 Plan has issued 44,240 Category B options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the day prior to the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (₹)	MARKET PRICE (₹) (AS PER SEBI GUIDELINES)
13 May 2013	44,240	5.00	2,091.70

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2014			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	98,608	₹ 5.00	₹ 5.00	73
Granted during the year	44,240	5.00	5.00	90
Forfeited during the year	(14,132)	5.00	5.00	-
Exercised during the year	(31,253)	5.00	5.00	-
Outstanding at the end of the year	**97,463**	**₹ 5.00**	**₹ 5.00**	79
Exercisable at the end of the year	**7,265**	**₹ 5.00**	**₹ 5.00**	44

CATEGORY B - PAR VALUE OPTIONS	YEAR ENDED 31 MARCH 2013			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	117,899	₹ 5.00	₹ 5.00	73
Granted during the year	58,140	5.00	5.00	90
Forfeited during the year	(29,885)	5.00	5.00	-
Exercised during the year	(47,546)	5.00	5.00	-
Outstanding at the end of the year	**98,608**	**₹ 5.00**	**₹ 5.00**	73
Exercisable at the end of the year	**4,328**	**₹ 5.00**	**₹ 5.00**	47

The Company has not granted any options under Category A of "the DRL 2007 Plan".

The Company has followed intrinsic method of accounting based on which a compensation expense of ₹ 468 (previous year: ₹ 421) has been recognized in the statement of profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.33: OPERATING LEASE

The Company has leased offices and vehicles under various operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was ₹ 749 (previous year: ₹ 535).

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Not later than one year	359	209
Later than one year and not later than five years	1,007	244
Beyond five years	937	121
	2,303	574

During the year ended 31 March 2014, the Company entered into a non-cancellable operating lease for an office and laboratory facility in the United States of America. The future minimum rental payments in respect of this lease are ₹ 1,556 (USD 26 million) as of 31 March 2014.

2.34: FINANCE LEASE

The Company has taken buildings, vehicles and plant and machinery under finance lease. Future minimum lease payments under finance leases as at 31 March 2014 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than one year	100	122	222
Later than one year and not later than five years	263	272	535
Beyond five years	684	206	890
	1,047	600	1,647

Future minimum lease payments under finance leases as at 31 March 2013 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than one year	80	78	158
Later than one year and not later than five years	191	226	417
Beyond five years	605	212	817
	876	516	1,392

2.35: EMPLOYEE BENEFIT PLANS

2.35.1 Gratuity Plan of Dr. Reddy's Laboratories Limited and Aurigene Discovery Technologies Limited

In accordance with applicable Indian laws, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. Effective 1 September 1999, the Company established the Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in Indian equities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.35: EMPLOYEE BENEFIT PLANS (CONTINUED)

The following table sets out the status of the aforesaid funded gratuity plan as required under AS-15 (Revised):

Reconciliation of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Opening defined benefit obligation	914	674
Current service cost	123	91
Interest cost	77	62
Actuarial losses / (gains)	49	140
Benefits paid	(76)	(53)
Closing defined benefit obligation	**1,087**	**914**

Change in the fair value of assets:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Opening fair value of plan assets	743	624
Expected return on plan assets	59	54
Actuarial gains / (losses)	16	8
Contributions by employer	212	110
Benefits paid	(76)	(53)
Closing fair value of plan assets	**954**	**743**

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Present value of funded obligations	1,087	914
Fair value of plan assets	(954)	(743)
Net liability	**133**	**171**

Expense recognized in the statement of profit and loss

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Current service cost	123	91
Interest on defined benefit obligation	77	62
Expected return on plan assets	(59)	(54)
Net actuarial losses / (gains) recognized in the year	34	132
Amount included in employee benefit expense	**175**	**231**
Actual return on plan assets	74	62

Contributions: The Company expects to contribute ₹ 108 to the Gratuity Plan during the year ending 31 March 2015.

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Government of India securities	-	-
Corporate bonds	-	-
Insurer managed funds	99%	99%
Others	1%	1%
Total	**100%**	**100%**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.35: EMPLOYEE BENEFIT PLANS (CONTINUED)

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Discount rate	9.00%p.a.	7.95% p.a.
Expected rate of return on plan assets	9.00%p.a.	7.95% p.a.
Salary escalation rate	11% p.a. for first two years & 10% p.a. thereafter	10% p.a. for first two years & 9% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2014	2013	2012	2011	2010
Defined benefit obligation	1,087	914	674	609	473
Plan assets	954	743	624	490	449
Surplus / (deficit)	(133)	(171)	(50)	(119)	(24)
Experience Adjustment on Plan Liabilities	46	27	23	28	29
Experience Adjustment on Plan Assets	15	8	6	5	27

2.35.2 Employee Benefit plan of Industrias Quimicas Falcon de Mexico S.A. de C.V.

Pension, seniority and severance plans

All employees of the Company's Mexican subsidiary, Industrias Quimicas Falcon de Mexico S.A. de C.V. ("Falcon"), are entitled to a pension benefit in the form of a defined benefit pension plan. The Falcon pension plan provides for payment to vested employees at retirement or termination of employment. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party, who is provided guidance by a technical committee formed by senior employees of Falcon.

Falcon also provides its employees with termination benefits in the form of seniority premiums, paid from a funded defined benefit plan covering certain categories of employees, and severance pay, paid from an unfunded defined benefit plan applicable to the employees who are terminated from the services of Falcon.

The disclosure particulars of aforesaid pension, seniority and severance plan are shown in the below tables:

Reconciliation of opening and closing balance of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Opening defined benefit obligation - funded and unfunded	348	316
Current service cost	22	19
Interest cost	25	26
Actuarial losses / (gains)	(68)	62
Benefits paid	(46)	(108)
Foreign exchange differences	16	33
Closing defined benefit obligation - funded and unfunded	**297**	**348**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.35: EMPLOYEE BENEFIT PLANS (CONTINUED)

Reconciliation of opening and closing balance of the fair value of plan assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Opening fair value of plan assets	137	197
Expected return on plan assets	14	20
Actuarial gains / (losses)	(3)	2
Contributions by employer	15	10
Benefits paid	(46)	(108)
Foreign exchange differences	6	16
Closing fair value of plan assets	**123**	**137**

Amount recognized in the balance sheet

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Present value of funded obligations	269	319
Present value of unfunded obligations	28	29
Total present value of obligations	**297**	**348**
Fair value of plan assets	(123)	(137)
Net liability / (asset)	**174**	**211**

Expense recognized in the statement of profit and loss

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Current service cost	22	19
Interest on defined benefit obligation	25	26
Expected return on plan assets	(14)	(20)
Net actuarial losses / (gains) recognized in the year	(65)	60
Amount included in employee benefit expense	**(32)**	**85**
Actual return on plan assets	11	24

Contributions: The Company expects to contribute ₹ 50 to the Falcon defined benefit plans during the year ending 31 March 2015.

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Corporate bonds	51%	50%
Equity shares of listed companies	49%	50%
Total	**100%**	**100%**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.35: EMPLOYEE BENEFIT PLANS (CONTINUED)

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013
Discount rate	8.00% p.a.	6.50% p.a.
Expected rate of return on plan assets	8.00% p.a.	8.50% p.a.
Salary escalation rate	4.50% p.a.	4.50% p.a.

Discount rate: The discount rate is based on the market yields prevailing in Mexico as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimate of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Experience adjustments

PARTICULARS	FOR THE YEAR ENDED 31 MARCH				
	2014	2013	2012	2011	2010
Defined benefit obligation, funded and unfunded	297	348	316	346	307
Plan assets	123	137	197	259	248
Surplus / (deficit)	(174)	(211)	(119)	(87)	(59)
Experience Adjustment on Plan Liabilities	(20)	27	(20)	11	(2)
Experience Adjustment on Plan Assets	(3)	2	(9)	(23)	35

2.35.3 Other Benefits

Provident fund benefits

In India, certain categories of employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's qualifying salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed ₹ 411 and ₹ 349 to the provident fund plan during the year ended 31 March 2014 and 2013, respectively.

Superannuation benefits

The senior officers of the Company participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed ₹ 63 and ₹ 56 to the superannuation plan during the year ended 31 March 2014 and 2013, respectively.

Compensated leave of absence

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per Company policy. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was ₹ 463 and ₹ 344 as at 31 March 2014 and 2013, respectively.

2.36: EXCEPTIONAL ITEM - IMPAIRMENT OF GOODWILL AND INTANGIBLES

Year ended 31 March 2013

Product portfolio

During the year ended 31 March 2013, the Company determined that there was a decrease in expected cash flows of a product portfolio primarily due to higher than expected price erosion and increased competition leading to lower volumes. Consequently, the Company reassessed the recoverable amount of goodwill associated with such product portfolio using value-in-use approach and determined that the carrying amount of goodwill was higher than its recoverable amount. Accordingly, an impairment loss of ₹ 427 for such goodwill was recorded for the year ended 31 March 2013. For this purpose, the pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.52%.

The above impairment loss relates to the Company's Global Generics segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.36: EXCEPTIONAL ITEM - IMPAIRMENT OF GOODWILL AND INTANGIBLES (CONTINUED)

Dr. Reddy's Srl

Based on the business performance and expected cash flows from its business in Italy, the Company carried out an impairment test of Dr. Reddy's Srl's cash-generating unit and recorded an impairment loss of goodwill and intangibles amounting to ₹ 78 and ₹ 17, respectively during the year ended 31 March 2013.

Terbinafine

Following the Company's decision to discontinue its research and development on terbinafine nail lacquer, the Company recorded an impairment loss on intangible of ₹ 20 during the year ended 31 March 2013.

2.37: HEDGES OF FOREIGN CURRENCY RISKS, INTEREST RATE RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forwards contracts, options contracts and swap contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Further, the Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the statement of profit and loss.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as part of reserves and surplus within the Company's "hedging reserve", and re-classified in the statement of profit and loss as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, in reserves and surplus, a net loss of ₹ 1,651 and ₹ 1,683 for the year ended 31 March 2014 and 2013, respectively. The Company also recorded, as part of revenue, a net loss of ₹ 1,093 and a net loss of ₹ 2,576 during the year ended 31 March 2014 and 2013, respectively.

The net carrying amount of the Company's "hedging reserve" in reserves and surplus before adjusting for tax impact was a loss of ₹ 1,904 as at 31 March 2014, as compared to a loss of ₹ 253 as at 31 March 2013.

The table below summarizes the periods when the forecasted cash flows associated with derivative hedging instruments that are classified as cash flow hedges, are expected to occur:

PARTICULARS	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
Cash flows in U.S. Dollars (figures in equivalent rupee millions)		
Not later than one month	1,797	2,714
Later than one month and not later than three months	3,595	5,429
Later than three month and not later than six months	5,392	6,514
Later than six months and not later than two year	5,992	11,400
	16,776	26,057
Cash flows in Euro (figures in equivalent rupee millions)		
Not later than one month	-	-
Later than one month and not later than three months	-	208
Later than three month and not later than six months	-	313
Later than six months and not later than two year	-	626
	-	1,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.37: HEDGES OF FOREIGN CURRENCY RISKS, INTEREST RATE RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the statement of profit and loss. The changes in fair value of such derivative contracts as well as the foreign exchange gains and losses relating to the monetary items are recognized as part of foreign exchange gains and losses.

Fair values of foreign exchange derivative contracts are determined under the Modified Black Scholes technique by using inputs from market observable data and other relevant terms of the contract with counter parties which are banks or financial institutions.

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of foreign exchange gains and losses, a net loss of ₹ 430 and a net gain of ₹ 501 for the year ended 31 March 2014 and 2013, respectively.

The following are the outstanding foreign exchange derivative contracts for hedges of recognized assets and liabilities:

As at 31 March 2014

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward contract	USD	INR	USD 10	Buy	Hedging
Forward contract	USD	INR	USD 422.5	Sell	Hedging
Forward contract	USD	RON	USD 13	Buy	Hedging
Forward contract	EUR	USD	EUR 170	Sell	Hedging

As at 31 March 2013

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNTS IN MILLIONS	BUY / SELL	PURPOSE
Forward contract	USD	INR	USD 23	Buy	Hedging
Forward contract	USD	INR	USD 125.7	Sell	Hedging
Forward contract	USD	RON	USD 13	Buy	Hedging
Forward contract	EUR	USD	EUR 30.5	Sell	Hedging
Option contract	USD	INR	USD 130	Sell	Hedging
Swap contract	USD	INR	USD 64.70	Sell	Hedging

Hedges of changes in the interest rates:

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in the interest rates. The Company does not use them for trading or speculative purposes.

The changes in fair value of such interest rate swaps (including cross currency interest rate swaps) are recognized as part of finance cost. Accordingly, the Company has recorded, as part of finance cost, a net gain of ₹ 259 and of ₹ 41 for the year ended 31 March 2014 and 2013, respectively.

As on 31 March 2014, the Company has outstanding interest rate swap arrangements that hedge a portion of interest rate risk arising from floating rate, dollar denominated foreign currency borrowing of USD 220 million.

Derivative financial instrument valuations:

The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations.

The Company had derivative financial assets and derivative financial liabilities of ₹ 580 and ₹339, respectively, as of 31 March 2014 as compared to derivative financial assets and derivative financial liabilities of ₹ 562 and ₹ 114, respectively, as of 31 March 2013, towards these derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.38: FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's primary risk management focus is to minimize potential adverse effects of market risk on its financial performance. The Company's risk management assessment and policies and processes are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor such risks and compliance with the same. Risk assessment and management policies and processes are reviewed regularly to reflect changes in market conditions and the Company's activities. The Board of Directors and the Audit Committee is responsible for overseeing Company's risk assessment and management policies and processes.

a. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of customers to which the Company grants credit terms in the normal course of business. The Company establishes an allowance for doubtful debts and impairment that represents its estimate of incurred losses in respect of trade and other receivables.

Trade receivables

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the customer, including the default risk of the industry and country, in which the customer operates, also has an influence on credit risk assessment. As at 31 March 2014 and 31 March 2013 the maximum exposure to credit risk in relation to trade and other receivables is ₹ 33,253 and ₹ 31,804, respectively (net of allowances).

Trade receivables that are neither past due nor impaired

Trade receivables amounting to ₹ 24,422 and ₹ 23,085 were neither past due nor impaired as at 31 March 2014 and 31 March 2013, respectively.

Trade receivables that are past due but not impaired

The Company's credit period for customers generally ranges from 20 – 180 days. The age analysis of the trade receivables has been considered from the due date of the invoice. The ageing of trade receivables that are past due, but not impaired, is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
0 - 30	6,007	5,526
31 - 90	1,709	1,858
91 - 180	876	749
More than 180	239	586
Total	**8,831**	**8,719**

Trade receivables that are impaired

The age analysis of the trade receivables that are impaired is given below:

PERIOD (IN DAYS)	AS AT 31 MARCH 2014	AS AT 31 MARCH 2013
0 - 30	-	-
31 - 90	-	-
91 - 180	-	-
More than 180	690	582
Total	**690**	**582**

Reconciliation of the allowance account for credit losses

The details of changes in provision for bad debts during the year ended 31 March 2014 and 31 March 2013 are as follows:

PARTICULARS	2013-14	2012-13
Balance as at 1 April	582	537
Provision made during the year	168	108
Trade receivables written off during the year	(60)	(63)
Balance as at 31 March	**690**	**582**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.38: FINANCIAL RISK MANAGEMENT (CONTINUED)

b. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by ensuring, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company's reputation.

As at 31 March 2014 and 2013, the Company had unutilized credit limits from banks of ₹ 14,596 and ₹ 20,364, respectively.

As at 31 March 2014, the Company had working capital of ₹ 45,354 including cash and bank balances of ₹ 23,006 and current investments of ₹ 10,664. As at 31 March 2013, the Company had working capital of ₹ 28,679 including cash and bank balances of ₹ 20,171 and current investments of ₹ 1,966.

The table below provides details regarding the contractual maturities of significant financial liabilities (other than obligations under finance leases which have been disclosed in Note 2.34 and provision for employee benefits which have been disclosed in Note 2.5)

As at 31 March 2014

PARTICULARS	2015	2016	2017	2018	THEREAFTER	TOTAL
Trade payables	8,932	-	-	-	-	**8,932**
Long term borrowings	3,295	6,591	4,293	1,797	7,190	**23,166**
Short term borrowings	20,607	-	-	-	-	**20,607**
Other liabilities and provisions	18,056	29	29	28	27	**18,169**

As at 31 March 2013

PARTICULARS	2014	2015	2016	2017	THEREAFTER	TOTAL
Trade payables	9,657	-	-	-	-	**9,657**
Long term borrowings	-	2,986	5,971	2,986	-	**11,943**
Short term borrowings	18,986	-	-	-	-	**18,986**
Other liabilities and provisions	21,178	31	26	26	50	**21,311**

c. Market risk

Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk-sensitive instruments. Market risk is attributable to all market risk-sensitive financial instruments including foreign currency receivables and payables and long term debt. The Company is exposed to market risk primarily related to foreign exchange rate risk, interest rate risk and the market value of its investments. Thus, the Company's exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Foreign exchange risk

The Company's exchange risk arises from its foreign operations, foreign currency revenues and expenses, (primarily in U.S. dollars, British pounds sterling, Roubles and Euros) and foreign currency borrowings (in U.S. dollars, Euros and Roubles). A significant portion of the Company's revenues are in these foreign currencies, while a significant portion of its costs are in Indian rupees. As a result, if the value of the Indian rupee appreciates relative to these foreign currencies, the Company's financial performance may get adversely impacted. The exchange rate between the Indian rupee and these foreign currencies has changed substantially in recent periods and may continue to fluctuate substantially in the future. Consequently, the Company uses derivative financial instruments, such as foreign exchange forward contracts, option contracts and swap contracts to mitigate the risk of changes in foreign currency exchange rates in respect of its highly probable forecasted transactions and recognized assets and liabilities.

The details in respect of the outstanding foreign exchange forward contracts, option contracts and swap contracts are given in Note 2.37 above.

In respect of the Company's derivative contracts, a 10% decrease / increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 1,254 / (945) increase/(decrease) in the Company's hedging reserve and an approximately ₹ 3,856 / (4,004) increase / (decrease) in the Company's net profit as at 31 March 2014.

In respect of the Company's derivative contracts, a 10% decrease / increase in the respective exchange rates of each of the currencies underlying such contracts would have resulted in an approximately ₹ 2,381 / (1,854) increase / (decrease) in the Company's hedging reserve and an approximately ₹ 1,478 / (1,535) increase / (decrease) in the Company's net profit as at 31 March 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.38: FINANCIAL RISK MANAGEMENT (CONTINUED)

The following table analyzes foreign currency risk from financial instruments as at 31 March 2014:

(All figures in equivalent rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	4,341	109	345	1,283	6,078
Trade receivables	18,080	1,558	5,772	2,982	28,392
Long term, short term loans and advances and other current assets	221	1	212	181	615
Total	**22,642**	**1,668**	**6,329**	**4,446**	**35,085**
Liabilities:					
Trade payables	1,688	490	144	213	2,535
Long term borrowings	22,185	-	124	-	22,309
Short term borrowings	7,519	4,258	6,179	-	17,956
Other liabilities and provisions	5,694	252	1,497	905	8,348
Total	**37,086**	**5,000**	**7,944**	**1,118**	**51,148**

[1] Others include currencies such as British pounds sterling, Swiss franc, South African rand, Mexican pesos, Venezuela bolivars, etc.

The following table analyzes foreign currency risk from financial instruments as at 31 March 2013:

(All figures in equivalent rupees millions)

PARTICULARS	U.S. DOLLARS	EURO	ROUBLES	OTHERS[1]	TOTAL
Assets:					
Cash and bank balances	6,962	143	372	740	8,217
Trade receivables	15,910	1,602	6,349	2,657	26,518
Long term, short term loans and advances and other current assets	714	106	141	273	1,234
Total	**23,586**	**1,851**	**6,862**	**3,670**	**35,969**
Liabilities:					
Trade payables	1,918	147	214	462	2,741
Long term borrowings	11,948	-	45	-	11,993
Short term borrowings	7,274	2,676	5,836	-	15,786
Other liabilities and provisions	3,759	137	1,516	1,200	6,612
Total	**24,899**	**2,960**	**7,611**	**1,662**	**37,132**

[1] Others include currencies such as British pounds sterling, Swiss franc, South African rand, Mexican pesos, Venezuela bolivars, etc.

For the year ended 31 March 2014 and 2013, every 10% depreciation / appreciation in the exchange rate between the Indian rupee and the respective currencies in the above mentioned financial assets / liabilities would affect the Company's net profit by approximately ₹ 1,606 and ₹ 116, respectively, from such financial assets / liabilities.

Interest rate risk

As of 31 March 2014, the Company had foreign currency loans of ₹ 34,375 carrying a floating interest rate of LIBOR plus 20-179 bps and ₹ 846 carrying a floating interest rate of Moscow Prime Offered Rate plus 60 bps whereas as of 31 March 2013 foreign currency loans were ₹ 23,174 carrying a floating interest rate of LIBOR plus 50-145 bps. These loans expose the Company to risk of changes in interest rates. The Company's treasury department monitors the interest rate movement and manages the interest rate risk based on its policies, which include entering into interest rate swaps as considered necessary. An increase or decrease of 10% in the floating interest rate component applicable to its loans and borrowings would affect the Company's net profit by ₹ 13 and ₹4 for the year ended 31 March 2014 and 31 March 2013, respectively.

The Company's investments in time deposits with banks and short term liquid mutual funds are for short durations, and therefore do not expose the Company to significant interest rates risk.

Commodity rate risk

Exposure to market risk with respect to commodity prices primarily arises from the Company's purchases and sales of active pharmaceutical ingredients, including the raw material components for such active pharmaceutical ingredients. These are commodity products, whose prices may fluctuate significantly over short periods of time. The prices of the Company's raw materials generally fluctuate in line with commodity cycles, although the prices of raw materials used in the Company's active pharmaceutical ingredients business are generally more volatile. Cost of raw materials forms the largest portion of the Company's operating expenses. Commodity price risk exposure is evaluated and managed through operating procedures and sourcing policies. The Company has historically not entered into any material derivative contracts to hedge exposure to fluctuations in commodity prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.39: ISSUANCE OF BONUS DEBENTURES

The Company had, on 24 March 2011, allotted 1,015,516,392, 9.25% unsecured, non-convertible, redeemable bonus debentures aggregating to ₹ 5,078. The interest is payable at the end of 12, 24 and 36 months from the initial date of issuance. The bonus debentures are redeemable at the end of 36 months from the initial date of issuance. These debentures have been listed on the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

As per the requirements of the Companies Act, 1956, the Company created a Debenture Redemption Reserve aggregating to ₹ 2,539 and ₹ 1,712 as at 24 March 2014 and 31 March 2013, respectively.

On 24 March 2014, the Company redeemed 9.25% unsecured, non-convertible, redeemable bonus debentures at par value of ₹ 5,078. Accordingly, the amount of ₹ 2,539 representing Debenture Redemption Reserve has been transferred to General Reserve upon redemption of debentures.

2.40: ASSET PURCHASE AGREEMENT WITH ECOLOGIC CHEMICALS LIMITED

During the year ended 31 March 2014, the Company entered into an asset purchase agreement with Ecologic Chemicals Limited ("Ecologic"), where in two directors of the company have equity interests. The Company has paid ₹ 1,264 excluding taxes and duties for purchase of fixed and current assets. The consideration was arrived at based on valuation from independent valuers. The acquisition of these assets will help augment the Company's manufacturing capacity in meeting the future business requirements of its PSAI segment.

The acquisition has been accounted for as a purchase of assets. The total purchase consideration has been allocated to the acquired assets as of 13 September 2013 based on a fair valuation carried out by the Company's management as tabulated below:

Category	Amount
Land	66
Buildings	382
Plant and machinery	702
Inventories	113
Other current assets	1
Total	₹ 1,264

2.41: AGREEMENT WITH PIERRE FABRE

On 11 February 2014, Aurigene Discovery Technologies Limited ("Aurigene"), a wholly owned subsidiary of Dr. Reddy's Laboratories Limited, entered into a collaborative license, development and commercialization agreement granting Pierre Fabre, the third largest French pharmaceutical company, global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12.

AUNP-12 offers a breakthrough mechanism of action in the PD-1 pathway compared to other molecules currently in development in the highly promising immune therapy cancer space. AUNP-12 is the only peptide therapeutic in this pathway and could offer more effective and safer combination opportunities with emerging and established treatment regimens. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre. Such non-refundable upfront consideration is recognised as revenue over the period in which the Company has continuing performance obligations. Aurigene will also receive additional milestone payments based upon the continued development, regulatory progresses and commercialization of AUNP-12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in Indian Rupees millions, except share data and where otherwise stated)

NOTE 2: **NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS** (CONTINUED)

2.42: SETTLEMENT AGREEMENT WITH NORDION

During March 2013, the Company entered into an agreement with Nordion Inc. (formerly known as MDS Inc.) to settle its ongoing litigation for alleged breach of service obligations by Nordion Inc. during the years 2000 to 2004. As part of the settlement, the Company received a total amount of ₹ 1,220 (USD 22.5 million) from Nordion Inc. out of which ₹ 108 (USD 2 million) is towards reimbursement of research and development cost and the same is recorded as reduction in such cost. The balance ₹ 1,112 (USD 20.5 million) is towards 'lost profits' and the same is recorded as part of other operating revenue.

2.43: COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

As per our report of even date attached
for **B S R & Co. LLP**
Chartered Accountants
Firm Registration No.: 101248W
Supreet Sachdev
Partner
Membership No.: 205385
Place : Hyderabad
Date : 13 May 2014

for and on behalf of the Board of Directors of **Dr. Reddy's Laboratories Limited**

G V Prasad	Chairman & Chief Executive Officer
K Satish Reddy	Vice Chairman & Managing Director
Saumen Chakraborty	President & Chief Financial Officer
Sandeep Poddar	Company Secretary

IFRS Consolidated Financial Statements

EXTRACT OF CONSOLIDATED IFRS FINANCIAL STATEMENTS

We have adopted IFRS as issued by International Accounting Standards Board (IASB) for preparing our financial statements for the purpose of filings with SEC. We have furnished all our interim financial reports of fiscal 2014 with SEC which were prepared under IFRS. The Annual Report in Form 20-F, when filed with the SEC, will also be made available at the Company's website. A hard copy of such Annual Report in Form 20-F will be made available to the shareholders, free of charge, upon request. For details visit www.drreddys.com.

The extract of the consolidated financial statements prepared under IFRS has been provided here under.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	AS OF 31 MARCH 2014	AS OF 31 MARCH 2013 RESTATED*
ASSETS		
Current assets		
Cash and cash equivalents	8,451	5,136
Other investments	25,083	16,963
Trade and other receivables	33,037	31,972
Inventories	23,992	21,600
Derivative financial instruments	554	546
Current tax assets	1,298	513
Other current assets	11,332	8,984
Total current assets	**103,747**	**85,714**
Non-current assets		
Property, plant and equipment	44,424	37,814
Goodwill	3,428	3,193
Other intangible assets	11,269	10,828
Investment in equity accounted investees	806	472
Other investments – non-current	0	209
Deferred tax assets	6,054	3,652
Other non-current assets	495	487
Total non-current assets	**66,476**	**56,655**
Total assets	**170,223**	**142,369**
LIABILITIES AND EQUITY		
Current liabilities		
Trade and other payables	10,503	11,862
Derivative financial instruments	305	95
Current tax liabilities	1,192	997
Bank overdraft	-	82
Short-term borrowings	20,607	18,914
Long-term borrowings, current portion	3,395	5,139
Provisions	2,819	2,288
Other current liabilities	15,242	14,714
Total current liabilities	**54,063**	**54,091**
Non-current liabilities		
Long-term loans and borrowings, excluding current portion	20,740	12,625
Provisions – non-current	92	47
Deferred tax liabilities	2,744	1,838
Other non-current liabilities	1,783	963
Total non-current liabilities	**25,359**	**15,473**
Total liabilities	**79,422**	**69,564**
Equity		
Share capital	851	849
Equity shares held by controlled trust	(5)	(5)
Share premium	21,553	21,214
Share based payment reserve	1,008	911
Debenture redemption reserve	-	1,711
Retained earnings	65,051	44,815
Other components of equity	2,343	3,290
Equity attributable to equity holders of the Company	**90,801**	**72,785**
Non-controlling interests	**-**	**20**
Total equity	**90,801**	**72,805**
Total liabilities and equity	**170,223**	**142,369**

CONSOLIDATED INCOME STATEMENT

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013	FOR THE YEAR ENDED 31 MARCH 2012
Revenues	132,170	116,266	96,737
Cost of revenues	56,369	55,687	43,432
Gross profit	**75,801**	**60,579**	**53,305**
Selling, general and administrative expenses	38,783	34,272	29,907
Research and development expenses	12,402	7,674	5,911
Other (income)/expense, net	(1,416)	(2,479)	(765)
Total operating expenses	**49,769**	**39,467**	**35,053**
Results from operating activities	**26,032**	**21,112**	**18,252**
Finance income	1,674	1,478	1,227
Finance expense	(1,274)	(1,018)	(1,067)
Finance income/(expense), net	**400**	**460**	**160**
Share of profit of equity accounted investees, net of tax	174	104	54
Profit before tax	**26,606**	**21,676**	**18,466**
Tax expense	(5,094)	(4,900)	(4,204)
Profit for the year	**21,512**	**16,776**	**14,262**
Attributable to:			
Equity holders of the Company	21,515	16,777	14,262
Non-controlling interests	(3)	(1)	-
Profit for the year	**21,512**	**16,776**	**14,262**
Earnings per share:			
Basic earnings per share of ₹5/- each	126.52	98.82	84.16
Diluted earnings per share of ₹5/- each	126.04	98.44	83.81
Weighted average number of equity shares used in computing earnings per share:			
Basic	170,044,518	169,777,458	169,469,888
Diluted	170,695,017	170,432,680	170,177,944

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND PER SHARE DATA

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2014	FOR THE YEAR ENDED 31 MARCH 2013 Restated*	FOR THE YEAR ENDED 31 MARCH 2012 Restated*
Profit for the year	**21,512**	**16,776**	**14,262**
Other comprehensive income/(loss)			
Items that will not be reclassified to profit or loss:			
Actuarial gains/(losses) on post employment benefit obligations	68	(211)	44
Tax on items that will not be reclassified to profit or loss	(20)	68	(14)
Total items that will not be reclassified to profit or loss	**48**	**(143)**	**30**
Items that may be reclassified subsequently to profit or loss:			
Changes in fair value of available for sale financial instruments	40	34	2
Foreign currency translation adjustments	554	197	711
Effective portion of changes in fair value of cash flow hedges, net	(1,650)	1,697	(2,496)
Tax on items that may be reclassified subsequently to profit or loss	64	(741)	860
Total items that may be reclassified subsequently to profit or loss	**(992)**	**1,187**	**(923)**
Other comprehensive income/(loss) for the year, net of tax	**(944)**	**1,044**	**(893)**
Total comprehensive income for the year	**20,568**	**17,820**	**13,369**
Attributable to:			
Equity holders of the Company	20,567	17,822	13,369
Non-controlling interests	1	(2)	-
Total comprehensive income for the year	**20,568**	**17,820**	**13,369**

* The Company has adopted revised IAS 19 effective 1 April 2013. The revised standard requires immediate recognition of unrecognized gains and losses through re-measurements of the net defined benefit liability/(asset) through other comprehensive income. Consequently, an amount of ₹30 and ₹(143) representing the actuarial gain/(loss), net of ₹(14) and ₹68 representing associated tax (expense)/benefit have been recorded in the consolidated statement of comprehensive income for the years ended 31 March 2012 and 2013, respectively. Correspondingly, other liabilities were increased by ₹445 as of 1 April 2013. Previously, these amounts were not recorded under the corridor approach specified in IAS 19.

STATEMENT PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

(ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SL. NO.	NAME OF THE SUBSIDIARY	THE FINANCIAL YEAR OF THE SUBSIDIARY COMPANY ENDED ON	NUMBER OF SHARES IN THE SUBSIDIARY COMPANY HELD BY DR. REDDY'S LABORATORIES LIMITED AT THE ABOVE DATE		THE NET AGGREGATE OF PROFITS (LOSSES) OF THE SUBSIDIARY COMPANY FOR IT'S FINANCIAL YEAR SO FAR AS THEY CONCERN THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED [3]		THE NET AGGREGATE OF PROFITS (LOSSES) OF THE SUBSIDIARY COMPANY FOR IT'S PREVIOUS FINANCIAL YEARS SO FAR AS THEY CONCERN THE MEMBERS OF DR. REDDY'S LABORATORIES LIMITED [3]	
			EQUITY SHARES	EQUITY HOLDING %	A) DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2014	B) NOT DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2014	A) DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2013	B) NOT DEALT WITH IN THE ACCOUNT OF DR. REDDY'S LABORATORIES LIMITED FOR THE YEAR ENDED 31.03.2013
1	Aurigene Discovery Technologies (Malaysia) SDN BHD	31.03.2014	[1]	-	-	5	-	14
2	Aurigene Discovery Technologies Inc.	31.03.2014	[1]	-	-	(19)	-	(10)
3	Aurigene Discovery Technologies Limited	31.03.2014	90,544,104	100	-	79	-	165
4	beta Institut gemeinnützige GmbH	31.03.2014	[1]	-	-	-	-	(1)
5	betapharm Arzneimittel GmbH	31.03.2014	[1]	-	-	3,339	-	(1,124)
6	Cheminor Investments Limited	31.03.2014	134,513	100	-	-	-	-
7	Chienna B.V.	31.03.2014	[1]	-	-	(147)	-	(13)
8	Chirotech Technology Limited	31.03.2014	[1]	-	-	(107)	-	(125)
9	Dr. Reddy's Bio-Sciences Limited	31.03.2014	34,022,070	100	-	(2)	-	(1)
10	Dr. Reddy's Farmaceutica Do Brasil Ltda.	31.03.2014	26,699,230	100	-	(35)	-	72
11	Dr. Reddy's Laboratories (Australia) Pty. Limited	31.03.2014	[1]	-	-	8	-	66
12	Dr. Reddy's Laboratories (Canada) Inc.	31.03.2014	[1]	-	-	(24)	-	-
13	Dr. Reddy's Laboratories (EU) Limited	31.03.2014	[1]	-	-	17	-	356
14	Dr. Reddy's Laboratories (Proprietary) Limited	31.03.2014	[1]	-	-	25	-	85
15	Dr. Reddy's Laboratories (UK) Limited	31.03.2014	[1]	-	-	331	-	153
16	Dr. Reddy's Laboratories Inc.	31.03.2014	[1]	-	-	484	-	32
17	Dr. Reddy's Laboratories International SA	31.03.2014	[1]	-	-	-	-	(1)
18	Dr. Reddy's Laboratories LLC, Ukraine	31.03.2014	[1]	-	-	(68)	-	(82)
19	Dr. Reddy's Laboratories Louisiana LLC	31.03.2014	[1]	-	-	717	-	1,824
20	Dr. Reddy's Laboratories New York, Inc.	31.03.2014	[1]	-	-	(811)	-	(420)
21	Dr. Reddy's Laboratories Romania SRL	31.03.2014	[1]	-	-	35	-	23
22	Dr. Reddy's Laboratories SA, Switzerland	31.03.2014	105,640,410	100	-	4,904	-	6,670
23	Dr. Reddy's Laboratories Tennessee, LLC	31.03.2014	[1]	-	-	(541)	-	(69)
24	Dr. Reddy's New Zealand Limited	31.03.2014	[1]	-	-	(16)	-	9
25	Dr. Reddy's Pharma SEZ Limited	31.03.2014	50,000	100	-	-	-	-
26	Dr. Reddy's Singapore PTE. LTD.	31.03.2014	[1]	-	-	(1)	-	-
27	Dr. Reddy's Srl	31.03.2014	[1]	-	-	(4)	-	(167)
28	Dr. Reddy's Venezuela, C.A.	31.03.2014	[1]	-	-	11	-	(17)
29	DRL Impex Limited	31.03.2014	50,000	100	-	59	-	(824)
30	Euro Bridge Consulting B.V.	31.03.2014	[1]	-	-	(2)	-	(4)
31	Idea2Enterprises (India) Private Limited	31.03.2014	2,377,826	100	-	-	-	(14)
32	Industrias Quimicas Falcon de Mexico S.A. de C.V.	31.03.2014	140,526,270	100	-	(357)	-	(199)
33	I-Ven Pharma Capital Limited (under liquidation)	31.03.2014	[1]	-	-	238	-	253
34	Kunshan Rotam Reddy Pharmaceutical Company Limited	31.03.2014	[2]	51.33	-	389	-	180
35	Lacock Holdings Limited	31.03.2014	[1]	-	-	(25,286)	-	(941)
36	OctoPlus Development B.V.	31.03.2014	[1]	-	-	685	-	68
37	OctoPlus N.V.	31.03.2014	[1]	-	-	(138)	-	(75)
38	OctoPlus PolyActive Sciences B.V.	31.03.2014	[1]	-	-	-	-	-
39	OctoPlus Sciences B.V.	31.03.2014	[1]	-	-	(33)	-	(3)
40	OctoPlus Technologies B.V.	31.03.2014	[1]	-	-	(315)	-	(36)
41	OctoShare B.V.	31.03.2014	[1]	-	-	(277)	-	(23)
42	OOO Dr. Reddy's Laboratories Limited	31.03.2014	[1]	-	-	776	-	(18)
43	OOO DRS LLC	31.03.2014	[1]	-	-	(2)	-	(22)
44	Promius Pharma LLC	31.03.2014	[1]	-	-	(1,200)	-	(639)
45	Reddy Antilles N.V.	31.03.2014	1,131,646	100	-	(232)	-	(61)
46	Reddy Cheminor S.A. (under liquidation)	31.03.2014	2,500	100	-	-	-	-
47	Reddy Holding GmbH	31.03.2014	[1]	-	-	(1,673)	-	(1)
48	Reddy Specialities GmbH (formerly Reddy beta GmbH)	31.03.2014	[1]	-	-	-	-	-
49	Reddy Netherlands B.V.	31.03.2014	[1]	-	-	164	-	(180)
50	Reddy Pharma Iberia SA	31.03.2014	9,066,000	100	-	14	-	9
51	Reddy Pharma Italia S.p.A	31.03.2014	[1]	-	-	(35)	-	(14)
52	Reddy US Therapeutics Inc.	31.03.2014	[4]	-	-	4	-	(22)

[1] Step down subsidiary [2] No concept of share capital [3] The amounts shown in this column represent the net aggregate amount of profits / (losses) of the subsidiary attributable to the direct holding of the company
[4] Entity dissolved during the year

INFORMATION ON THE FINANCIALS OF SUBSIDIARIES (PREPARED AS PER IGAAP)

(ALL AMOUNTS IN INDIAN RUPEES MILLIONS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SL. NO.	NAME OF THE SUBSIDIARY	AS AT 31 MARCH 2014							FOR THE YEAR ENDED 31 MARCH 2014				
		CAPITAL	RESERVES	OTHER LIABILITIES	TOTAL EQUITY AND LIABILITIES	PROPERTY, PLANT AND EQUIPMENT, NET	TOTAL ASSETS (INCLUDING PPE, NET)	INVESTMENTS (EXCL. INVESTMENT IN SUBSIDIARIES)	TURNOVER	PROFIT / (LOSS) BEFORE TAXATION	PROVISION FOR TAXATION	PROFIT / (LOSS) AFTER TAXATION	PROPOSED DIVIDEND
1	Aurigene Discovery Technologies (Malaysia) SDN BHD	16	(2)	98	112	13	112	-	270	5	-	5	-
2	Aurigene Discovery Technologies Inc.	251	(257)	13	7	-	7	-	33	(19)	-	(19)	-
3	Aurigene Discovery Technologies Limited	905	337	1,308	2,550	616	2,550	-	1,314	127	48	79	79
4	beta Institut gemeinnützige GmbH [3]	5	(3)	2	4	-	4	-	-	-	-	-	-
5	betapharm Arzneimittel GmbH [3]	60	4,042	8,598	12,700	307	12,700	-	7,563	3,339	-	3,339	-
6	Cheminor Investments Limited	1	-	-	1	1	1	-	-	-	-	-	-
7	Chienna B.V. [2]	1	(657)	1,090	434	-	434	-	-	(147)	-	(147)	-
8	Chirotech Technology Limited	1,060	(906)	605	759	147	759	-	1,042	6	113	(107)	-
9	Dr. Reddy's Bio-Sciences Limited	340	(157)	85	268	268	268	-	-	(2)	-	(2)	-
10	Dr. Reddy's Farmaceutica Do Brasil Ltda.	634	(1,000)	443	77	3	77	-	109	(2)	33	(35)	-
11	Dr. Reddy's Laboratories (Australia) Pty. Limited	35	(431)	1,018	622	-	622	-	656	5	(3)	8	-
12	Dr. Reddy's Laboratories (Canada) Inc.	-	34	18	52	2	52	-	-	(24)	-	(24)	-
13	Dr. Reddy's Laboratories (EU) Limited	723	825	1,374	2,922	696	2,922	-	887	28	11	17	-
14	Dr. Reddy's Laboratories (Proprietary) Limited	-	88	667	755	16	755	-	1,168	34	9	25	-
15	Dr. Reddy's Laboratories (UK) Limited	-	1,100	407	1,507	160	1,507	-	2,203	352	21	331	-
16	Dr. Reddy's Laboratories Inc. [1]	580	5,485	29,133	35,198	578	35,198	-	54,854	273	(211)	484	-
17	Dr. Reddy's Laboratories International SA	275	(3)	2	274	37	274	-	-	-	-	-	-
18	Dr. Reddy's Laboratories LLC, Ukraine	71	(151)	1,564	1,484	36	1,484	-	1,850	(137)	(69)	(68)	-
19	Dr. Reddy's Laboratories Louisiana LLC [1]	-	4,736	352	5,088	1,707	5,088	-	4,583	717	-	717	-
20	Dr. Reddy's Laboratories New York, Inc.	1,337	6	180	1,523	1,298	1,523	-	-	(811)	-	(811)	-
21	Dr. Reddy's Laboratories Romania SRL	24	80	42	146	1	146	-	404	44	9	35	-
22	Dr. Reddy's Laboratories SA, Switzerland	5,027	33,108	20,504	58,639	12	58,639	-	14,846	5,164	260	4,904	-
23	Dr. Reddy's Laboratories Tennessee, LLC [1]	1,120	(512)	825	1,433	676	1,433	-	1,925	(541)	-	(541)	-
24	Dr. Reddy's New Zealand Limited	-	79	7	86	-	86	-	128	(25)	(9)	(16)	-
25	Dr. Reddy's Pharma SEZ Limited	1	(1)	-	-	-	-	-	-	-	-	-	-
26	Dr. Reddy's Singapore PTE. LTD.	25	(1)	-	24	-	24	-	-	(1)	-	(1)	-
27	Dr. Reddy's Srl	6	(1,027)	1,114	93	-	93	-	108	(4)	-	(4)	-
28	Dr. Reddy's Venezuela, C.A.	58	(36)	167	189	-	189	-	295	11	-	11	-
29	DRL Impex Limited	1	(680)	2,045	1,366	6	1,366	-	-	57	(2)	59	-
30	Euro Bridge Consulting B.V.	37	112	3	152	-	152	-	-	(2)	-	(2)	-
31	Idea2Enterprises (India) Private Limited	24	1,423	3	1,450	1,450	1,450	-	-	-	-	-	-
32	Industrias Quimicas Falcon de Mexico S.A. de C.V.	594	(816)	4,225	4,003	1,345	4,003	-	3,456	(359)	(2)	(357)	-
33	I-Ven Pharma Capital Limited (under liquidation)	1	(1)	-	-	-	-	-	361	361	123	238	-
34	Kunshan Rotam Reddy Pharmaceutical Company Limited	791	381	901	2,073	296	2,073	-	2,781	467	78	389	-
35	Lacock Holdings Limited	1	166	26,935	27,102	-	27,102	-	-	(25,238)	48	(25,286)	-
36	OctoPlus Development B.V. [2]	1	1,148	1,015	2,164	728	2,164	-	1,194	685	-	685	-
37	OctoPlus N.V. [2]	451	878	2,289	3,618	456	3,618	-	-	(138)	-	(138)	-
38	OctoPlus PolyActive Sciences B.V. [2]	1	-	-	1	-	1	-	-	-	-	-	-
39	OctoPlus Sciences B.V. [2]	1	110	74	185	-	185	-	-	(33)	-	(33)	-
40	OctoPlus Technologies B.V. [2]	1	(3,435)	3,480	46	-	46	-	9	(315)	-	(315)	-
41	OctoShare B.V. [2]	2	1,097	850	1,949	-	1,949	-	1	(277)	-	(277)	-
42	OOO Dr. Reddy's Laboratories Limited	72	781	11,849	12,702	257	12,702	-	17,143	1,014	238	776	-
43	OOO DRS LLC	30	65	136	231	213	231	-	-	(2)	-	(2)	-
44	Promius Pharma LLC [1]	1,713	(4,341)	4,453	1,825	10	1,825	-	1,668	(1,200)	-	(1,200)	-
45	Reddy Antilles N.V.	52	(149)	330	233	-	233	-	-	(232)	-	(232)	-
46	Reddy Cheminor S.A. (under liquidation)	2	(2)	-	-	-	-	-	-	-	-	-	-
47	Reddy Holding GmbH [3]	2	3,902	27,813	31,717	-	31,717	-	-	(736)	937	(1,673)	-
48	Reddy Specialities GmbH (formerly Reddy beta GmbH) [3]	1	1	-	2	-	2	-	-	-	-	-	-
49	Reddy Netherlands B.V.	7	3,958	55	4,020	-	4,020	-	1,013	185	21	164	-
50	Reddy Pharma Iberia SA	566	(527)	12	51	-	51	-	27	14	-	14	-
51	Reddy Pharma Italia S.p.A	63	(191)	1,337	1,209	-	1,209	-	-	(35)	-	(35)	-
52	Reddy US Therapeutics Inc.	-	-	-	-	-	-	-	-	4	-	4	-

[1] Tax expense for these entities is computed together as per the tax laws of United States. The total tax expense is presented in Sl. No. 16 - Dr. Reddy's Laboratories Inc.
[2] Tax expense for these entities is computed together as per the tax laws of Netherlands. The total tax expense is presented in Sl. No. 37 - OctoPlus N.V.
[3] Tax expense for these entities is computed together as per the tax laws of Germany. The total tax expense is presented in Sl. No. 47 - Reddy Holding GmbH.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 30th Annual General Meeting of the members of Dr. Reddy's Laboratories Limited (CIN: L85195TG1984PLC004507) will be held on Thursday, 31 July 2014 at 9.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad 500 034, to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the Balance Sheet as at 31 March 2014 and the Statement of Profit and Loss of the Company for the year ended on that date along with the Reports of the Directors' and Auditors' thereon.
2. To declare dividend on the equity shares for the financial year 2013-14.
3. To appoint a director in place of Mr. Anupam Puri (DIN: 00209113), who retires by rotation, and being eligible, seeks re-appointment as non-retiring Independent Director for a period of 4 (four) years.
4. To appoint a director in place of Dr. Bruce L A Carter (DIN: 02331774), who retires by rotation, and being eligible, seeks re-appointment as non-retiring Independent Director for a period of 5 (five) years.
5. To appoint a director in place of Mr. Sridar Iyengar (DIN: 00278512), who retires by rotation, and being eligible, seeks re-appointment as non-retiring Independent Director for a period of 5 (five) years.
6. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors M/s. B S R & Co. LLP, Chartered Accountants are eligible for re-appointment.

"RESOLVED THAT pursuant to the provisions of Section 139, 142 and other applicable provisions, if any, of the Companies Act, 2013 and their corresponding rules and based on the recommendations of the Audit Committee, M/s. B S R & Co. LLP, Chartered Accountants (ICAI Firm Registration No. 101248W), who have offered themselves for re-appointment and have confirmed their eligibility in terms of the provisions of Section 141 of the Companies Act, 2013 and Rule 4 of Companies (Audit and Auditors) Rules, 2014, be and are hereby re-appointed as Statutory Auditors of the Company, to hold office from the conclusion of the 30th Annual General Meeting up to the conclusion of the 32nd consecutive Annual General Meeting (subject to ratification by the members at every subsequent AGM) at a remuneration as may be decided by the Board of Directors of the Company."

SPECIAL BUSINESS:

7. **TO APPOINT DR. ASHOK S GANGULY AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013**

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 149 and 152 read with Schedule IV and all other applicable provisions of the Companies Act, 2013, Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and Clause 49 of the Listing Agreement, Dr. Ashok S Ganguly (DIN: 00010812) an Independent Director and in respect of whom the Company has received notice under Section 160 of the Companies Act, 2013, from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of 3 (three) consecutive years up to the conclusion of the 33rd AGM of the Company."

8. **TO APPOINT DR. J P MOREAU AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013**

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 149 and 152 read with Schedule IV and all other applicable provisions of the Companies Act, 2013, Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and Clause 49 of the Listing Agreement, Dr. J P Moreau (DIN:01519325) an Independent Director and in respect of whom the Company has received notice under Section 160 of the Companies Act, 2013, from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of 1 (one) year up to the conclusion of the 31st AGM of the Company."

9. **TO APPOINT MS. KALPANA MORPARIA AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013**

   To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 149 and 152 read with Schedule IV and all other applicable provisions of the Companies Act, 2013, Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and Clause 49 of the Listing Agreement, Ms. Kalpana Morparia (DIN: 00046081) an Independent Director and in respect of whom the Company has received notice under Section 160 of the Companies Act, 2013, from a member proposing her candidature for the office of Director, be and is hereby appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of 5 (five) years up to the conclusion of the 35th AGM of the Company."

10. **TO APPOINT DR. OMKAR GOSWAMI AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013**

    To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

    "RESOLVED THAT pursuant to the provisions of Section 149 and 152 read with Schedule IV and all other applicable provisions of the Companies Act, 2013, Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and Clause 49 of the Listing Agreement, Dr. Omkar Goswami (DIN: 00004258) an Independent Director and in respect of whom the Company has received notice under Section 160 of the Companies Act, 2013, from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of 5 (five) consecutive years up to the conclusion of the 35th AGM of the Company."

NOTICE OF ANNUAL GENERAL MEETING

11. TO APPOINT MR. RAVI BHOOTHALINGAM AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013

To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

"RESOLVED THAT pursuant to the provisions of Section 149 and 152 read with Schedule IV and all other applicable provisions of the Companies Act, 2013, Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and Clause 49 of the Listing Agreement, Mr. Ravi Bhoothalingam (DIN: 00194530) an Independent Director and in respect of whom the Company has received notice under Section 160 of the Companies Act, 2013, from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Director of the Company, not liable to retire by rotation, to hold office for a term of 2 (two) consecutive years up to the conclusion of the 32nd AGM of the Company."

12. VARIATION IN THE TERMS OF APPOINTMENT OF MR. G V PRASAD, CO-CHAIRMAN, MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to the provisions of Section 152 of the Companies Act, 2013 read with Schedule V of the Companies Act, 2013, the approval of the Company be and is hereby accorded to vary the terms of appointment of Mr. G V Prasad (DIN: 00057433) Co-Chairman, Managing Director and Chief Executive Officer, by making his office liable to retire by rotation."

13. VARIATION IN THE TERMS OF APPOINTMENT OF MR. SATISH REDDY, CHAIRMAN

To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

"RESOLVED THAT pursuant to the provisions of Section 152 of the Companies Act, 2013 read with Schedule V of the Companies Act, 2013, the approval of the Company be and is hereby accorded to vary the terms of appointment of Mr. Satish Reddy (DIN: 00129701), Chairman, by making his office liable to retire by rotation."

14. TO APPROVE THE REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES FOR THE FINANCIAL YEAR 2014-15

To consider and, if thought fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:

"RESOLVED THAT pursuant to the provisions of Section 148 and all other applicable provisions of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the Cost Auditors, M/s. Sagar & Associates, appointed by the Board of Directors of the Company, to conduct the audit of the cost records of the Company for the financial year ending 31 March 2015, be paid a remuneration of ₹6.00 lakhs (Rupees Six Lakhs) per annum plus out of pocket expenses, at actuals.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution."

15. TO APPROVE THE MATERIAL RELATED PARTY CONTRACTS/ ARRANGEMENTS/TRANSACTIONS WITH DR. REDDY'S LABORATORIES INC., USA, A WHOLLY-OWNED SUBSIDIARY

To consider and, if thought fit, to pass with or without modification(s) the following resolution as a Special Resolution:

"RESOLVED THAT pursuant to the provisions of revised Clause 49-VII of the Listing Agreement (effective from 1 October 2014), the approval of the Company be and is hereby accorded to the Board of Directors, to enter into contracts/arrangements/transactions with Dr. Reddy's Laboratories Inc., USA (DRL Inc.), wholly-owned subsidiary of the Company and a 'related party' as defined under Section 2(76) of the Companies Act, 2013 and Clause 49-VII(B)(2) of the Listing Agreement relating to transfer or receipt of products, goods, materials or services, for an estimated amount of up to US$ 1,100 million every financial year on such terms and conditions as may be mutually agreed upon between the Company and DRL Inc.

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorized to decide upon the nature and value of the products, goods, materials or services to be transacted with DRL Inc. within the aforesaid limits.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby also authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution."

NOTES:

1. The statement pursuant to Schedule IV and Section 102(1) of the Companies Act, 2013 in respect of the ordinary business and special business respectively, set out in the Notice is annexed hereto.
2. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the Registered Office of the Company, duly completed and signed, not less than 48 hours before the meeting. A person can act as a proxy on behalf of members not exceeding fifty and holding in the aggregate not more than ten percent of the total share capital of the Company carrying voting rights. A member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or shareholder.**
3. Corporate members intending to send their authorised representatives to attend the Meeting are requested to send to the Company a certified copy of the Board Resolution authorizing their representative to attend and vote on their behalf at the Meeting.
4. During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged with the Company, at any time during the business hours of the Company, provided that not less than three days of notice in writing is given to the Company.

NOTICE OF ANNUAL GENERAL MEETING

5. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
6. The Register of Contracts or Arrangements in which Directors are interested, maintained under Section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.
7. The Register of Members and Share Transfer Books of the Company will remain closed from Tuesday, 15 July 2014 to Friday, 18 July 2014 (both days inclusive).
8. The Board of Directors of the Company at their Meeting held on 13 May 2014 has recommended a dividend of ₹18.00 per share on equity share of ₹5/- each as final dividend for the financial year 2013-14. Dividend, if declared, at the Annual General Meeting, will be paid on or after 7 August 2014.
9. Pursuant to Clause 49 of the Listing Agreement with the Stock Exchanges, additional information including brief profile of each of the Independent Directors has been given in the section on Corporate Governance.
10. The annual report for the financial year 2013-14 has been sent through email to those members who have opted to receive electronic communication or who have registered their email addresses with the Company/depository participants. The annual report is also available on our website, i.e. www.drreddys.com. The physical copy of the annual report has been sent to those members who have either opted for the same or have not registered their email addresses with the Company/depository participant. The members will be entitled to a physical copy of the annual report for the financial year 2013-14, free of cost, upon sending a request to the Company Secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034.
11. In case any member is desirous to receive communication from the Company in electronic form, they may register their email address on http://www.drreddys.com/investors/shareholder-information.html or with their depository participant or send their consent at shares@drreddys.com along with their folio no. and valid email address for registration.
12. Pursuant to Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and the revised Clause 35B of the Listing Agreement, the Company is pleased to offer e-voting facility to the members to cast their votes electronically on all resolutions set forth in this Notice. The detailed instructions for e-voting are given as a separate attachment to this notice.
13. Members, desiring any information relating to the accounts, are requested to write to the Company at an early date so as to enable the management to keep the information ready.
14. Members are requested to kindly bring their copy of the Annual Report with them at the Annual General Meeting, as no extra copy of Annual Report would be made available at the Annual General Meeting. Members/proxies should also bring the attached Attendance Slip, duly filled and hand it over at the entrance to the venue.
15. The certificate from the Auditors of the Company certifying that the Company's Dr. Reddy's Employees Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007 are being implemented in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999 and the resolution of the members passed at the general meeting, will be available for inspection by the members at the AGM.
16. Members are requested to intimate immediately, any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's Registrar & Share Transfer Agent, M/s. Bigshare Services Private Limited, if the shares are held by them in certificate form.
17. In terms of the Circular No. CIR/MRD/DP/10/2013 dated 21 March 2013 issued by the Securities and Exchange Board of India, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as Electronic Clearance Service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), NEFT, etc. for making cash payments like dividend etc. to the members.

    Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. Members holding securities in physical form may send a request updating their bank details, to the Company Secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034.
18. The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their Depository Participants with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN to the Company or its Registrar & Share Transfer Agent, M/s. Bigshare Services Private Limited.
19. Pursuant to Section 72 of the Companies Act, 2013, members are entitled to make a nomination in respect of shares held by them. Members desirous of making a nomination are requested to send their requests in Form No. SH.13, pursuant to the Rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014 (which will be made available on request) to the Registrar and Share Transfer Agent of the Company.

By Order of the Board

Place Hyderabad
Date 21 June 2014

Sandeep Poddar
Company Secretary

ANNEXURE TO NOTICE OF AGM

Statement pursuant to Schedule IV of the Companies Act, 2013

ITEM NOS. 3, 4 & 5

Mr. Anupam Puri, Dr. Bruce L A Carter and Mr. Sridar Iyengar, Independent Directors are retiring by rotation at the ensuing AGM under the provisions of the Companies Act, 1956. In terms of Section 149 and other applicable provisions of the Companies Act, 2013, Mr. Anupam Puri, Dr. Bruce L A Carter and Mr. Sridar Iyengar being eligible, offer themselves for re-appointment.

Section 149 of the Companies Act, 2013 *inter alia* stipulates the criteria of independence, should a company propose to appoint an independent director on its Board. As per the said Section 149, an independent director can hold office for a term of up to 5 (five) consecutive years on the Board of a company and he shall not be included in the total number of directors considered for retirement by rotation. Hence, it is proposed that Mr. Anupam Puri be appointed for a term of 4 (four) years, not liable to retire by rotation and Dr. Bruce L A Carter and Mr. Sridar Iyengar be appointed for a term of 5 (five) years respectively, not liable to retire by rotation.

The Company has received from each of Mr. Anupam Puri, Dr. Bruce L A Carter and Mr. Sridar Iyengar (i) consent in writing to act as director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment & Qualification of Directors) Rules, 2014 to the effect that he is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013 and (iii) declaration that he meets the criteria of independence as provided in Section 149(6) of the Companies Act, 2013.

In the opinion of the Board, Mr. Anupam Puri, Dr. Bruce L A Carter and Mr. Sridar Iyengar fulfill the conditions for their appointment as Independent Directors as specified in the Companies Act, 2013 and the Listing Agreement. Mr. Anupam Puri, Dr. Bruce L A Carter and Mr. Sridar Iyengar are independent of the management.

A copy of the draft letter of appointment setting out the terms and conditions of appointment of Mr. Anupam Puri, Dr. Bruce L A Carter and Mr. Sridar Iyengar is available for inspection, without any fee, by the members at the Company's registered office during normal hours on working days up to the date of AGM.

Mr. Anupam Puri, Dr. Bruce L A Carter and Mr. Sridar Iyengar are interested in the resolutions set out respectively at Item Nos. 3, 4 & 5 of the Notice with regard to their respective appointments.

The relatives of Mr. Anupam Puri, Dr. Bruce L A Carter and Mr. Sridar Iyengar may be deemed to be interested in the resolutions set out respectively at Item Nos. 3, 4 & 5 of the Notice, to the extent of their shareholding interest, if any, in the Company.

Save and except the above, none of the other Directors/Key Managerial Personnel of the Company/their relatives are, in any way, concerned or interested, financially or otherwise, in these resolutions.

The Board recommends the resolutions set forth in the Item Nos. 3, 4 & 5 of the Notice for approval of the members.

Statement pursuant to Section 102(1) of the Companies Act, 2013

ITEM NOS. 7, 8, 9, 10 & 11

The Company had appointed each of Dr. Ashok S Ganguly, Dr. J P Moreau, Ms. Kalpana Morparia, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam as Independent Directors of the Company pursuant to Clause 49 of the Listing Agreement.

In accordance with Section 149 and 152 read with Schedule IV of the Companies Act, 2013 that have come into effect from 1 April 2014 and subsequent notification by the Ministry of Corporate Affairs vide its General circular no.14/2014 dated 9 June 2014, the Company is required to appoint its Independent Directors, including its existing Independent Directors in accordance with the provisions of the Companies Act, 2013 before 31 March 2015. Further, pursuant to the above provisions, the term of such Independent Directors is not liable to determination by rotation.

Accordingly, it is proposed to appoint Dr. Ashok S Ganguly, Dr. J P Moreau, Ms. Kalpana Morparia, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam as Independent Directors of the Company in accordance with Section 149 of the Companies Act, 2013, not liable to retire by rotation and to hold office as under:

NAME	NO. OF YEARS	TERM
Dr. Ashok S Ganguly	3	Up to the conclusion of 33rd AGM
Dr. J P Moreau	1	Up to the conclusion of 31st AGM
Ms. Kalpana Morparia	5	Up to the conclusion of 35th AGM
Dr. Omkar Goswami	5	Up to the conclusion of 35th AGM
Mr. Ravi Bhoothalingam	2	Up to the conclusion of 32nd AGM

The Company has received from each of Dr. Ashok S Ganguly, Dr. J P Moreau, Ms. Kalpana Morparia, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam (i) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment & Qualification of Directors) Rules, 2014 to the effect that they are not disqualified in accordance with sub-section (2) of Section 164 of the Companies Act, 2013 and (iii) declaration that they meet the criteria of independence as provided in Section 149(6) of the Companies Act, 2013.

The Company has also received notices from members along with the deposit of requisite amount under Section 160 of the Act proposing the candidatures of each of the above Directors for the office of Directors of the Company.

In the opinion of the Board, Dr. Ashok S Ganguly, Dr. J P Moreau, Ms. Kalpana Morparia, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam fulfill the conditions for their appointment as Independent Directors as specified in the Companies Act, 2013 and the Listing Agreement and are independent of the management.

A copy of the draft letter of appointment setting out the terms and conditions of appointment of Dr. Ashok S Ganguly, Dr. J P Moreau, Ms. Kalpana Morparia, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam is available for inspection, without any fee, by the members at the Company's registered office during normal hours on working days up to the date of the AGM.

ANNEXURE TO NOTICE OF AGM

Dr. Ashok S Ganguly, Dr. J P Moreau, Ms. Kalpana Morparia, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam are interested in the resolutions set out respectively at Item Nos. 7, 8, 9, 10 & 11 of the Notice with regard to their respective appointments.

The relatives of Dr. Ashok S Ganguly, Dr. J P Moreau, Ms. Kalpana Morparia, Dr. Omkar Goswami and Mr. Ravi Bhoothalingam may be deemed to be interested in the resolutions set out respectively at Item Nos. 7, 8, 9, 10 & 11 of the Notice, to the extent of their shareholding interest, if any, in the Company.

Save and except the above, none of the other Directors/Key Managerial Personnel of the Company/their relatives are, in any way, concerned or interested, financially or otherwise, in these resolutions.

The Board recommends the resolutions set forth in the Item Nos. 7, 8, 9, 10 & 11 of the Notice for approval of the members.

ITEM NOS. 12 & 13

Mr. G V Prasad, was, by way of a resolution passed at the Annual General Meeting of the Company held on July 21, 2011, re-appointed as Whole-time Director of the Company (designated as Vice-Chairman and Chief Executive Officer (CEO)) with effect from 30 January 2011 for a period of 5 (five) years ending on 29 January 2016 and as per the terms of such appointment, was not liable to retire by rotation. He was re-designated as Chairman and CEO by way of a resolution passed at the Annual General Meeting of the Company held on 31 July 2013 and further re-designated as Co-Chairman, Managing Director and CEO of the Company with effect from 13 May 2014.

Mr. Satish Reddy, was, by way of a resolution passed at the Annual General Meeting of the Company held on 20 July 2012, re-appointed as Whole-time Director of the Company (designated as Managing Director and Chief Operating Officer (COO)) with effect from 1 October 2012 for a period of 5 (five) years ending on 30 September 2017 and as per the terms of such appointment, was not liable to retire by rotation. He was re-designated as Vice-Chairman and Managing Director by way of a resolution passed at the Annual General Meeting of the Company held on 31 July 2013 and further re-designated as Chairman with effect from 13 May 2014.

The provisions of the Companies Act, 2013 including provisions in relation to appointment of directors have been notified with effect from 1 April 2014. In accordance with Section 152(6) of the Companies Act, 2013, the period of office of at least two-third Directors of the Company shall liable to determination by retirement by rotation. Since the provisions of Section 152(6) are not applicable to Independent Directors, to ensure compliance with the provisions of Section 152(6), it is proposed that the terms of appointment of Mr. G V Prasad and Mr. Satish Reddy be amended to provide that they shall be liable to retire by rotation at the Annual General Meeting of the Company as per the provisions of Section 152(6) of the Companies Act, 2013. The other terms and conditions of their appointment including remuneration approved at the general meeting held on 21 July 2011 and 20 July 2012 shall remain unchanged.

Mr. G V Prasad and Mr. Satish Reddy are interested in the resolutions set out respectively at Item Nos. 12 & 13 of the Notice with regard to their respective appointments.

The relatives of Mr. G V Prasad and Mr. Satish Reddy may be deemed to be interested in the resolutions set out respectively at Item Nos. 12 & 13 of the Notice, to the extent of their shareholding interest, if any, in the Company.

Save and except the above, none of the other Directors/Key Managerial Personnel of the Company/their relatives are, in any way, concerned or interested, financially or otherwise, in these resolutions.

The Board recommends the resolutions set forth in the Item Nos. 12 & 13 of the Notice for approval of the members.

ITEM NO. 14

The Board, on the recommendations of the Audit Committee, has approved the re-appointment of the Cost Auditors, M/s. Sagar & Associates at a remuneration of ₹6.00 lakhs (Rupees Six Lakhs) per annum plus out of pocket expenses, at actuals, to conduct the audit of the cost records of the Company for the financial year ending 31 March 2015.

In accordance with the provisions of the Section 148 of the Companies Act 2013, read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors has to be ratified by the shareholders of the Company.

Accordingly, consent of the members is sought for passing an Ordinary Resolution as set out at Item No. 14 of the Notice for ratification of the remuneration payable to the Cost Auditors for the financial year ending 31 March 2015.

None of the Directors/Key Managerial Personnel/their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The Board recommends the resolution set forth in the Item No. 14 of the Notice for approval of the members.

ITEM NO. 15

Dr. Reddy's Laboratories Inc., USA (DRL Inc.) is a wholly-owned subsidiary of the Company and a 'Related Party' within the meaning of Section 2(76) of the Companies Act, 2013 and Clause 49-VII(B)(2) of the Listing Agreement (effective October 1, 2014).

In terms of proviso to Clause 49-VII(C) of the Listing Agreement, the contracts/ arrangements/transactions relating to transfer or receipt of products, goods, materials or services with DRL Inc. are material in nature as these transactions are likely to exceed 20% of the net worth of the Company as per the last audited financial statements of the Company. Therefore, in terms of Clause 49-VII(E), the contracts/arrangements/transactions with DRL Inc. requires the approval of unrelated shareholders of the Company by a special resolution.

The particulars of the contracts/arrangements/transactions are as under:

1. Name of related party: Dr. Reddy's Laboratories Inc., USA (DRL Inc.)
2. Name of director or key managerial personnel who is related: Mr. Satish Reddy & Mr. G V Prasad, Whole-time Directors and Mr. Anupam Puri, Independent Director of the Company are common Board members.

ANNEXURE TO NOTICE OF AGM

3. Nature of relationship: DRL Inc. is a wholly owned subsidiary of Dr. Reddy's Laboratories Limited.
4. Material terms of the contracts/arrangements/transactions: Transfer or receipt of products, goods, materials or services on arm's length basis.
5. Monetary value: Estimated amount of up to US$ 1,100 million every financial year.
6. Any other information relevant or important for the members to make a decision on the proposed transaction: None

The contracts/arrangements/transactions with DRL Inc. have been approved by the Audit Committee at its meeting held on 12 May 2014 and considered by the Board of Directors at their meeting held on 13 May 2014 for recommending the same to the unrelated shareholders of the Company for their approval.

Mr. G V Prasad, Mr. Satish Reddy and Mr. Anupam Puri are interested in the resolution set forth in Item No. 15 of the Notice.

The relatives of Mr. G V Prasad, Mr. Satish Reddy and Mr. Anupam Puri may be deemed to be interested in the resolution set forth in Item No. 15 of the Notice, to the extent of their shareholding interest, if any, in the Company.

Save and except the above, none of the other Directors/Key Managerial Personnel of the Company/their relatives are, in any way, concerned or interested, financially or otherwise, in this resolution.

The Board recommends the resolution set forth in Item No. 15 of the Notice for approval of the unrelated shareholders of the Company.

By Order of the Board

Place Hyderabad
Date 21 June 2014

Sandeep Poddar
Company Secretary

INSTRUCTIONS FOR E-VOTING

Pursuant to provisions of Section 108 of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014, the Company is pleased to offer e-voting facility to the members to cast their votes electronically on all resolutions set forth in the Notice convening the 30th Annual General Meeting to be held on Thursday, 31 July 2014, at 9.30 AM IST. The Company has engaged the services of National Securities Depository Limited (NSDL) to provide the E-Voting facility.

The E-Voting facility is available at the link **https://www.evoting.nsdl.com**

The E-voting Event Number and period of E-voting are set out below:

EVEN (E-VOTING EVENT NUMBER)	COMMENCEMENT OF E-VOTING	END OF E-VOTING
100386	25 July 2014 at 9.00 AM IST	27 July 2014 at 6.00 PM IST

Please read the instructions printed below before exercising your vote.

These details and instructions form an integral part of the notice for the Annual General meeting to be held on 31 July 2014.

STEPS FOR E-VOTING:

1. Open the internet browser and type the following URL: **https://www.evoting.nsdl.com**
2. Click on Shareholder-Login.
3. If you are already registered with NSDL for E-voting, then you can use your existing User ID and Password for Login.
4. If you are logging in for the first time, please enter the User ID and Password. The same shall be sent to you separately.
5. The Password Change Menu will appear on your screen. Change to a new password of your choice, making sure that it contains a minimum of 8 digits or characters or a combination of the two. Please take utmost care to keep your password confidential.
6. Once the E-Voting home page opens, click on E- Voting>Active Voting Cycles.
7. Select the EVEN (E-Voting Event Number) of Dr. Reddy's Laboratories Limited (the number is provided in this document). Once you enter the number, the Cast Vote page will open. Now you are ready for e-voting.
8. Cast your vote by selecting your favored option and click Submit. Also click Confirm when prompted. Please note that once your vote is cast on the selected resolution, it cannot be modified.
9. Institutional shareholders (i.e members other than individuals, HUF, NRIs etc.) are required to send a scanned copy (PDF/JPG Format) of the relevant board resolution/authority letter, etc together with the attested specimen signature(s) of the duly authorized signatory(ies) who are authorized to vote, to **drlscrutinizer@gmail.com**, with a copy marked to **evoting@nsdl.co.in**

GENERAL INSTRUCTIONS

a. The e-voting period commences on 25 July 2014 (9.00 A.M. IST) and ends on 27 July 2014 (6.00 P.M. IST). During this period, shareholders of the Company holding shares either in physical form or in dematerialized form, as on the cut-off date of 20 June 2014, may cast their votes electronically. The E-Voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

b. Shareholders of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of 20 June 2014 and not casting their vote electronically, may only cast their vote at the Annual General Meeting.

c. Mr. G Raghu Babu, Partner of M/s. R & A Associates, practicing Company Secretary, Hyderabad (Membership No. F4448), has been appointed as the Scrutinizer to scrutinize the E-Voting process in a fair and transparent manner.

d. The Scrutinizer shall, within a period of not exceeding three working days from the conclusion of the E-Voting period, unlock the votes in the presence of at least two witnesses, not in employment of the Company and make a Scrutinizer's Report of the votes cast in favor of or against, if any, forthwith to the Chairman of the Company.

e. The voting rights of the shareholders shall be in proportion to the shares held by them, of the paid-up equity share capital of the company as on the cut-off date of 20 June 2014.

f. The results declared along with the Scrutinizer's Report shall be placed on the Company's website **www.drreddys.com** and on the website of NSDL within two days of passing of the resolutions at the 30th Annual General Meeting of the Company on 31 July 2014 and shall be communicated to BSE Ltd., National Stock Exchange of India Ltd. and the New York Stock Exchange, Inc.

All documents referred to in the accompanying Notice and Statement pursuant to Schedule IV and Section 102(1) of the Companies Act 2013 will be available for inspection at the Registered Office of the Company during business hours on all working days up to the date of declaration of the results of the 30th Annual General Meeting of the Company.

By Order of the Board

Place Hyderabad
Date 21 June 2014

Sandeep Poddar
Company Secretary

GLOSSARY

₹	Indian Rupees
AAPS	American Association of Pharmaceutical Scientists
ACS	American Chemical Society
ACT	Advanced Characterization Technology Lab
ANDA	Abbreviated New Drug Application
AS	Accounting Standards
API	Active Pharmaceutical Ingredient
ADR	American Depository Receipt
AGM	Annual General Meeting
BR	Business Responsibility
BSE	BSE Limited
CDSL	Central Depository Services (India) Limited
CoE	Centre of Excellence
CTO	Chemical Technical Operations
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COO	Chief Operating Officer
CoBE	Code of Business Conduct and Ethics
COSO	Committee of Sponsoring Organizations
CIN	Corporate Identity Number
CIS	Commonwealth of Independent States
CAGR	Compounded Annual Growth Rate
CII	Confederation of Indian Industry
CSR	Corporate Social Responsibility
CPS	Custom Pharmaceutical Services
DP	Depository Participant
DIN	Director Identification Number
DRF	Dr. Reddy's Foundation
DRFHE	Dr. Reddy's Foundation for Health Education
DMF	Drug Master File
EBIDTA	Earnings Before Interest, Taxes, Depreciation and Amortization
EPS	Earnings Per Share
ESOP	Employees Stock Option Plan
ERM	Enterprise-wide Risk Management
FTDC	Fermentation – Technology Development Center
FICCI	Federation of Indian Chambers of Commerce and Industry
FY	Financial Year
FTO	Formulation Technical Operations
GDR	Global Depository Receipt
GDP	Global Domestic Product
GG	Global Generics
GRI	Global Reporting Index
GMP	Good Manufacturing Practices
GCE	Green Chemistry & Engineering
HR	Human Resources
IDMA	Indian Drug Manufacturers Association
IPA	Indian Pharmaceutical Alliance
IACC	Indo American Chamber of Commerce
ICAI	Institute of Chartered Accountants of India
IMS	IMS Health Inc.
IGAAP	Indian Generally Accepted Accounting Principles
IT	Information Technology
IPO	Initial Public Offer
IPDO	Integrated Product Development Organization
IP	Intellectual Property
IFRS	International Financial Reporting Standards
KAR-JVR	Kallam Anji Reddy Vocational Junior College
KARV	Kallam Anji Reddy Vidyalaya
KRAs	Key Result Areas
LABS	Livelihood Advancement Business School
MD&A	Management Discussion & Analysis
MD	Managing Director
MAbs	Monoclonal Antibodies
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
NCEs	New Chemical Entities
NYSE	New York Stock Exchange, Inc.
NCDs	Non-Convertible Debentures
NGO	Non-Governmental Organization
NA	North America
OJT	On-Job Training
OTC	Over-the-counter
PP	Proprietary Products
PSAI	Pharmaceuticals Services and Active Ingredients
PV	Pharmacovigilance
PSRs	Professional Sales Representatives
PAT	Profit After Tax
PACE	Program to Achieve Cost and Capabilities Excellence
PBT	Profit Before Tax
POC	Proof of Concept
PromOTE	Promotion of Oncology Training and Education
QbD	Quality by Design
R&D	Research and Development
RoW	Rest of the World
RoCE	Return on Capital Employed
SHE	Safety, Health and Environment
SOX	Sarbanes Oxley Act, 2002
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SEZ	Special Economic Zone
SMT	Self-Managed Teams
SG&A	Selling, General and Administrative
SRI	Skilling Rural India
SMEs	Small Medium Enterprises
TDC	Technology Development Center
TMB	Talent Management Board
UK	United Kingdom
USD/$	United States Dollar
USFDA	United States Food and Drug Administration
US/USA	United States of America
UN	United Nations
YIM	Young Investors Meet

NOTES

DR.REDDY'S

Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034

Email: mail@drreddys.com Website: www.drreddys.com

30th Annual General Meeting – Thursday, 31 July 2014

Attendance Slip

Folio No./Client Id:

No. of Shares:

Name and address of
First/Sole Shareholder :

I, hereby record my presence at the 30th Annual General Meeting of the Company to be held on Thursday, 31 July 2014 at 9.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad 500 034.

Name of the Member/Proxy
(Block Letters)

Signature of the Member/Proxy

Notes:

a) Only Member/Proxy can attend the meeting. No minors would be allowed at the meeting.

b) Member/Proxy who wish to attend the meeting must bring this attendance slip to the meeting and hand over at the entrance duly filled in and signed.

c) Member/Proxy should bring his/her copy of the Annual Report for reference at the meeting.



DR. REDDY'S

Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034

Email: mail@drreddys.com Website: www.drreddys.com

30th Annual General Meeting – Thursday, 31 July 2014

Proxy Form

Name of the Shareholder(s): ______

Registered Address: ______

E-mail ID: ______ Folio No. /Client Id: ______ DP ID: ______

I/We, being member(s) of Dr. Reddy's Laboratories Limited, holding ______ shares of the Company, hereby appoint:

A. Name: ______
Address: ______
E-mail Id: ______ Signature: ______
Or failing him

B. Name: ______
Address: ______
E-mail Id: ______ Signature: ______
Or failing him

C. Name: ______
Address: ______
E-mail Id: ______ Signature: ______

as my/our proxy to attend and vote (on poll) for me/us, on my/our behalf at the 30th Annual General Meeting of the Company to be held on Thursday, 31 July 2014 at 9.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad 500 034, and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution Nos.	Resolutions	Vote (see note d.) (Please mention no. of shares)		
		For	Against	Abstain
Ordinary Business				
1.	Approval of the Balance Sheet as at 31 March 2014 and the Statement of Profit and Loss of the Company for the year ended on that date along with the Reports of the Directors' and Auditors' thereon.			
2.	Declaration of dividend on the equity shares for the financial year 2013-14.			
3.	Appoint a Director in place of Mr. Anupam Puri, who retires by rotation, and being eligible, seeks re-appointment as non-retiring Independent Director for a period of four years.			
4.	Appoint a Director in place of Dr. Bruce L A Carter, who retires by rotation, and being eligible, seeks re-appointment as non-retiring Independent Director for a period of five years.			
5.	Appoint a Director in place of Mr. Sridar Iyengar, who retires by rotation, and being eligible, seeks re-appointment as non-retiring Independent Director for a period of five years.			
6.	Appoint the retiring Auditors M/s. B S R & Co. LLP, Chartered Accountants as Statutory Auditors and fix their remuneration.			
Special Business				
7.	Appoint Dr. Ashok S Ganguly, as an Independent Director in terms of Section 149 of the Companies Act, 2013.			
8.	Appoint Dr. J P Moreau, as an Independent Director in terms of Section 149 of the Companies Act, 2013.			
9.	Appoint Ms. Kalpana Morparia, as an Independent Director in terms of Section 149 of the Companies Act, 2013.			
10.	Appoint Dr. Omkar Goswami, as an Independent Director in terms of Section 149 of the Companies Act, 2013.			
11.	Appoint Mr. Ravi Bhoothalingam, as an Independent Director in terms of Section 149 of the Companies Act, 2013.			
12.	Approval of variation in the terms of appointment of Mr. G V Prasad, Co-Chairman, Managing Director & Chief Executive Officer.			
13.	Approval of variation in the terms of appointment of Mr. Satish Reddy, Chairman.			
14.	Approval of remuneration payable to Cost Auditors, M/s. Sagar & Associates for the financial year 2014-15.			
15.	Approval of Material Related Party transactions with Dr. Reddy's Laboratories Inc., USA (a wholly-owned subsidiary).			



Signed this ______ day of ______ 2014

Revenue stamp

Signature of the Shareholder ______ Signature of the Proxyholder(s) ______

Please turn over for notes

Notes:

a) Proxy need not be a member of the Company.

b) The Proxy Form duly filled in and signed by the member(s) across Revenue Stamp should reach the Company's Registered Office: Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034 at least 48 hours before the commencement of the meeting.

c) Corporate members intending to send their authorized representative(s) to attend the meeting are requested to send a certified copy of the Board resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.

d) It is optional to indicate your preference. If you leave the for, against or abstain column blank against any or all resolutions, your proxy will be entitled to vote in the manner as he/she may deem appropriate.


HEALTHY
FOREVER

DR. REDDY'S LABORATORIES LIMITED

www.drreddys.com



DR. REDDY'S

DR. REDDY'S LABORATORIES LTD.
8-2-337, ROAD NO. 3, BANJARA HILLS, HYDERABAD 500034, INDIA
www.drreddys.com